8/11

08004228

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gold Peak Industries

*CURRENT ADDRESS

PROCESSED

AUG 1 3 2008

THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03604 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlee

DAT : 8/14/08

GP INDUSTRIES

GP Industries Limited Annual Report 2007-2008



CONTENTS

Group Profile	1
Corporate Information	2
Business Structure	3
Board of Directors and Senior Management	4
Financial Highlights	6
Five-year Financial Summary	8
Chairman's Statement	10
Review of Operations	13
Corporate Calendar of Events and Awards	19
Financial Reports and Corporate Governance Statement	20

FINANCIAL CALENDAR

Announcement of First Quarter Results
7 August 2007

Announcement of Second Quarter Results
1 November 2007

Announcement of Third Quarter Results
1 February 2008

Announcement of Full Year Results
29 May 2008

Despatch of Annual Report to Shareholders
14 July 2008

Annual General Meeting
30 July 2008

Dividends
Interim *Paid on 5 December 2007*
Final *Payable in August 2008*


Netherlands
UK
Italy
Japan
Taiwan
Philippines
Malaysia
Manufacturing and Distribution
Marketing and Distribution

GP Industries Limited is an international manufacturing and marketing group in the electronics and batteries industries.

The Company has been listed on the Mainboard of the Singapore Exchange Securities Trading Limited ("SGX-ST") since 1995. It is the main industrial investment vehicle of Hong Kong-listed Gold Peak Industries (Holdings) Limited which currently owns a 69.3%* interest in the Company. The Company currently holds a 49.2%* interest in GP Batteries International Limited.

GP Batteries is engaged in the development, manufacture and marketing of batteries and related products. It has been listed on the SGX-ST since 1991.

GP Industries is also engaged in the development, manufacture and marketing of a wide range of products including electronics and components, cables and wire harness, and acoustics. It also has investments in other businesses.

The Group has a strong and extensive manufacturing and distribution network spanning over 10 countries, including a strong foothold in China. Excluding associates, the Group currently employs over 3,500 people and occupies a total floor area of approximately 129,000 square metres.

* as at 18 June 2008

CORPORATE INFORMATION

Board of Directors

Executive

Victor LO Chung Wing
Chairman

LEUNG Pak Chuen
Executive Vice Chairman

Brian LI Yiu Cheung
Managing Director

Andrew CHUANG Siu Leung

WONG Man Kit

Non-Executive

LIM Ah Doo

PHUA Bah Lee

LIM Hock Beng

Audit Committee

LIM Ah Doo
Chairman

PHUA Bah Lee

LIM Hock Beng

Nominating Committee

LIM Hock Beng
Chairman

PHUA Bah Lee

LIM Ah Doo

Victor LO Chung Wing

LEUNG Pak Chuen

Remuneration Committee

PHUA Bah Lee
Chairman

LIM Ah Doo

LIM Hock Beng

Company Secretaries

TAN San-Ju

Caroline YEO Poh Noi

Registered Address

1 Temasek Avenue
#18-02 Millenia Tower
Singapore 039192
Tel : (65) 6395 0850
Fax : (65) 6395 0860
E-mail: gpind@gp-industries.com
Website: www.gp-industries.com

Share Registrars

Boardroom Corporate & Advisory
Services Pte. Ltd.
3 Church Street
#08-01 Samsung Hub
Singapore 049483

Auditors

Deloitte & Touche LLP
6 Shenton Way
#32-00 DBS Building Tower Two
Singapore 068809

Audit Partner-in-Charge
Alan NISBET
(appointed on 30 May 2007)

Principal Bankers

The Hongkong and Shanghai
Banking Corporation Limited

Oversea-Chinese Banking
Corporation Limited

BNP Paribas

United Overseas Bank Limited

Hang Seng Bank Limited

Solicitors

Allen & Gledhill LLP
One Marina Boulevard
#28-00
Singapore 018989

GP INDUSTRIES

(Singapore-listed)

Electronics Division

- Electronics & components
- Cables & wire harness
- Acoustics
- Other businesses
  Light fittings
  LED superscreens

GP Batteries International Ltd

49.2%*

(Singapore-listed)

- Primary specialty
- Rechargeable
- Primary cylindrical & others

*GP Industries' shareholdings in GP Batteries as at 18 June 2008

BOARD OF DIRECTORS AND SENIOR MANAGEMENT



Victor LO Chung Wing



LEUNG Pak Chuen



Brian LI Yiu Cheung



Andrew CHUANG Siu Leung



WONG Man Kit



LIM Ah Doo



PHUA Bah Lee



LIM Hock Beng

Executive Directors

Victor LO Chung Wing *GBS, OBE, JP*

Aged 58, appointed as Chairman and an executive director since 18 October 1995. He was appointed a member of the Nominating Committee on 28 August 2002. He was last re-elected on 29 July 2005. He will be subject to re-election at the Company's forthcoming Annual General Meeting on 30 July 2008.

Mr Lo is also Chairman and Chief Executive of Hong Kong-listed Gold Peak Industries (Holdings) Limited. He was Chairman of GP Batteries International Limited from 1990 to 1993 .

Mr Lo is a member of the Executive Council of Hong Kong Special Administrative Region, Council Chairman of The Hong Kong Polytechnic University, and Chairman of the Board of Directors of Hong Kong Design Centre.

Mr Lo graduated from the Institute of Design of Illinois Institute of Technology in the US with a Bachelor of Science degree in Product Design.

LEUNG Pak Chuen

Aged 58, appointed as an executive director since 18 October 1995 and is currently Executive Vice Chairman of the Company. He was appointed a member of the Nominating Committee on 28 August 2002. He was last re-elected on 28 July 2006.

Mr Leung was Managing Director from 1995 to 2002. He was also appointed Vice Chairman of the Company from 1997 to 2002. He is currently an executive director of Gold Peak Industries (Holdings) Limited.

Mr Leung has been in the electronics manufacturing industry for over 30 years and has played an important role in setting up major joint ventures in China. He is a Vice Chairman of Hong Kong Auto Parts Industry Association.

Mr Leung is a member of the Chartered Institute of Marketing of the UK and The International Institute of Management. He graduated from the Chu Hai College in Hong Kong with a Bachelor's degree in Business Administration.

Brian LI Yiu Cheung

Aged 55, appointed an executive director since 18 October 1995. He was appointed Deputy Managing Director in 1996 and Managing Director in 2002.

Mr Li has been in the electronic engineering and manufacturing industry internationally and in China for more than 20 years. He serves as an executive committee member of the Hong Kong Electronics Industries Association, the Electronics Industry Council of the Federation of Hong Kong Industries, the Cooperative Education Centre at City University of Hong Kong as well as a director of the Automotive Parts and Accessory Systems R&D Centre Limited.

Mr Li was a member of the Association of Professional Engineers of British Columbia in Canada. He holds a Bachelor's degree in Electrical Engineering from the University of British Columbia in Canada and a Master degree in Global Business with Deans Honour from The Chinese University of Hong Kong.

Andrew CHUANG Siu Leung *SBS, JP, PhD, FHKIE*

Aged 60, appointed an executive director since 18 October 1995. He was last re-elected on 30 July 2007.

Dr Chuang is also an executive director of Gold Peak Industries (Holdings) Limited.

In Hong Kong, Dr Chuang serves as Chairman of the Operations Review Committee of the Independent Commission Against Corruption and a member of Legal Aid Services Council.

Dr Chuang graduated from Queen Mary College, University of London with a First Class Honours in Bachelor of Electrical (Electronics) Engineering and a Doctorate degree in Microwave Engineering.

WONG Man Kit

Aged 48, appointed an executive director since 26 May 2006. He was last re-elected on 28 July 2006.

He is also General Manager – Finance as well as Company Secretary of Gold Peak Industries (Holdings) Limited.

Mr Wong is a fellow member of the Association of Chartered Certified Accountants of the UK, the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Secretaries and Administrators of the UK. He graduated from The Chinese University of Hong Kong with a Master degree in Business Administration.

Non-Executive Directors

LIM Ah Doo

Aged 59, appointed a non-executive and independent director since 15 May 1997. He has been Chairman of the Audit Committee since 2 January 1998 and was appointed a member of both the Nominating and Remuneration Committees on 28 August 2002. He was last re-elected on 28 July 2006. He will be subject to re-election at the Company's forthcoming Annual General Meeting on 30 July 2008.

Mr Lim is currently a Director of EDB Investment Pte Ltd and Bio*One Capital Pte Ltd, an Independent Commissioner of PT Indosat Tbk and Vice Chairman of RGM International. He previously held various senior positions in a major international banking group active in Asia and was Chairman and Managing Director of a leading merchant bank in Singapore until 1995. He was also the Chairman of the Singapore Merchant Bankers' Association from 1993 to 1995.

Mr Lim graduated from Queen Mary College, University of London with a Bachelor of Science degree in Engineering and obtained a Master degree in Business Administration from Cranfield School of Management, England.

PHUA Bah Lee

Aged 76, appointed a non-executive and independent director and a member of the Audit Committee since 1995. He was appointed Chairman of the Remuneration Committee and a member of the Nominating Committee on 28 August 2002. He will be subject to retirement and will seek re-election at the Company's forthcoming Annual General Meeting on 30 July 2008.

Mr Phua holds directorships in a number of public and private companies. He was the Parliamentary Secretary of the Ministry of Communications from 1968 to 1971 and Senior Parliamentary Secretary of the Ministry of Defence from 1972 to 1988. He was a Member of Parliament for the Tampines Constituency from 1968 to 1988.

Mr Phua graduated from the Nanyang University of Singapore with a Bachelor's degree in Commerce.

LIM Hock Beng

Aged 68, appointed a non-executive and independent director since 2 January 1998. He was appointed the Chairman of the Nominating Committee and a member of the Remuneration Committee on 28 August 2002. He is also a member of the Audit Committee since 2 January 1998. Mr Lim was last re-elected on 30 July 2007.

Since 1996, Mr Lim has been the Managing Director of Aries Investments Pte Ltd. Prior to that, he founded Boardroom Corporate & Advisory Services Pte. Ltd. (formerly known as Lim Associates (Pte) Ltd) and was its Managing Director until his retirement in 1995. Mr Lim has more than 30 years of experience and knowledge in corporate secretarial field, which included advising listed companies on compliance with the listing rules. He currently serves on the board as well as on the audit committee of five listed companies in Singapore.

Mr Lim holds a Diploma in Management Accounting and Finance and is a member of the Singapore Institute of Directors.

Senior Management

Stephen MAK Yiu Ming

Joined Gold Peak Group in 1989 and has been seconded to the SPG Group since 2006 as Assistant Managing Director of SPG Tech (China) Ltd as well as Director and General Manager of SPG Industry (China) Limited, both being associates of the Group. He oversaw the Group's wire harness business prior to his secondment. He has 40 years' experience in the electronics manufacturing industry and holds a Bachelor of Science degree in Electrical Engineering from National Taiwan University.

Eric NG Siu Kai

Joined Gold Peak Group in 1986 and is currently Assistant General Manager – Finance of the Company. He is also appointed a Supervisory Director of Meiloon Industrial Co., Ltd in Taiwan. Prior to joining Gold Peak, he had audit experience with an international accounting firm. He is a fellow member of the Association of Chartered Certified Accountants, UK and a member of the Hong Kong Institute of Certified Public Accountants. He holds a Master degree in Business Administration with Deans Honour from the Executive MBA Programme of The Chinese University of Hong Kong.

Tadayuki KOBAYASHI

Joined Gold Peak Group in 2003 and is currently Managing Director of GP Electronics (Huizhou) Co., Ltd. He has more than 30 years' experience in the electronics manufacturing industry and has held senior positions at a Japanese multinational corporation in various locations. He graduated from Tokyo Denki University, Japan with a Bachelor's degree in Electronics Engineering.

Profit and Loss Statement (S$ million)

Year ended 31 March	2008	2007
Revenue	**278.8**	383.4
Profit after taxation	**25.0**	69.5
Minority interests	**0.6**	(0.5)
Profit attributable to shareholders	**25.6**	69.0
Basic earnings per share (cents)	**4.44**	13.30
Tax-exempt (1-tier) dividend per share (cents)	**1.80**	2.30
Special tax-exempt (1-tier) dividend per share (cents)	**1.70**	1.00

Balance Sheet (S$ million)

As at 31 March

Shareholders' funds	**411.4**	475.9
Total assets	**766.2**	859.4

Ratios

As at 31 March

Current assets : Current liabilities	**1.24**	1.30
Inventory turnover period (months)	**2.92**	1.54
Net bank borrowings and debt securities : Shareholders' funds	**0.60**	0.52

Other Information

As at 31 March (approx)

Number of employees (the Company and its subsidiaries)	**3,500**	3,000
Total floor area (the Company and its subsidiaries) (sq m)	**129,000**	123,600

Revenue by Products
Year ended 31 March 2008



2.0%
6.1%
45.7%
46.2%

■	Electronics & components	45.7%
■	Acoustics	46.2%
■	Cables & wire harness	2.0%
■	Other businesses & investments	6.1%

Revenue by Locations
Year ended 31 March 2008



6.0%
23.5%
37.5%
33.0%

■	Asia	23.5%
■	America	33.0%
■	Europe	37.5%
■	Others	6.0%

Assets by Locations
As at 31 March 2008



22.5%
32.8%
18.1%
7.0%
7.7%
11.9%

■	HongKong	22.5%
■	Singapore	18.1%
■	China	11.9%
■	Rest of Asia	7.7%
■	Europe	7.0%
□	Others	32.8%

Operating Profit before Interest, Taxation and Exceptional Items by Business Activities
Year ended 31 March 2008



■	Electronics & components	97.0%
■	Cables & wire harness	52.6%
■	Acoustics	34.9%
■	Batteries	(45.9%)
■	Other businesses & investments	(38.6%)

FIVE-YEAR FINANCIAL SUMMARY

Consolidated Results

Year ended 31 March

	2008	2007	2006	2005	2004
	S$000	S$000	S$000	S$000	S$000
				(As restated)	(As restated)
Revenue					
- Continuing operations	**278,839**	383,443	398,535	418,856	374,545
- Discontinued operations	—	—	100,243	107,200	—
	278,839	383,443	498,778	526,056	374,545
Profit after taxation					
- Continuing operations	**24,998**	69,497	21,319	44,460	81,172
- Discontinued operations	—	—	(948)	(6,118)	—
	24,998	69,497	20,371	38,342	81,172
Minority interests	**598**	(538)	(505)	(1,061)	(977)
Profit attributable to shareholders	**25,596**	68,959	19,866	37,281	80,195

Consolidated Balance Sheet

As at 31 March

	2008	2007	2006	2005	2004
Investment properties	—	—	—	63	355
Property, plant and equipment	**40,786**	45,354	55,578	89,721	52,390
Interest in associates	**292,604**	291,275	249,748	254,700	437,603
Investment in unquoted equity shares	**43,730**	42,467	41,172	51,415	—
Other non-current assets	**20,641**	34,634	35,729	31,554	30,947
Non-current receivables	**65,899**	64,111	128,241	146,939	—
Deferred tax assets	—	2,406	3,179	4,196	—
Intangible assets	**5,697**	10,660	8,380	10,102	—
Current assets	**296,860**	368,522	417,080	448,364	207,896
Total assets	**766,217**	859,429	939,107	1,037,054	729,191
Non-current liabilities	**113,361**	96,467	215,905	150,738	121,512
Current liabilities	**238,931**	282,801	242,622	358,727	203,103
Total liabilities	**352,292**	379,268	458,527	509,465	324,615
Net assets	**413,925**	480,161	480,580	527,589	404,576
Shareholders' funds	**411,405**	475,902	366,037	399,210	399,183
Minority interests	**2,520**	4,259	114,543	128,379	5,393
Total equity	**413,925**	480,161	480,580	527,589	404,576

Revenue
Year ended 31 March



2008
S$278.8M
US$189.7M
2007
S$383.4M
US$244.6M
2006
S$498.8M
US$299.3M
2005
S$526.1M
US$314.0M
2004
S$374.5M
US$215.9M

Total Assets
As at 31 March



2008
S$766.2M
US$555.1M
2007
S$859.4M
US$567.4M
2006
S$939.1M
US$580.0M
2005
S$1,037.1M
US$630.2M
2004
S$729.2M
US$434.4M

Profit Attributable to Shareholders*
Year ended 31 March



2008
S$25.6M
US$17.4M
2007
S$69.0M
US$44.0M
2006
S$19.9M
US$11.9M
2005
S$37.3M
US$22.3M
2004
S$80.2M
US$46.2M

Earnings Per Share* & Dividend Per Share
Year ended 31 March



2008
S4.44 US3.02
S3.50 US2.38
2007
S13.30 US8.49
S3.30 US2.11
2006
S4.33 US2.60
S2.50 US1.50
2005
S8.14 US4.86
S4.50 US2.69
2004
S17.74 US10.23
S7.00 US4.04
Earnings Per Share (cents)
Dividend Per Share (cents)

* As restated for figures in financial years 2004 and 2005



Victor LO Chairman

The US market began to slow in the financial year 2007-2008, while the costs of raw materials, energy and labour continued to increase, exacerbated by a further appreciation of the Chinese Renminbi. We did well to mitigate the effects of this steadily deteriorating operating environment through cost control measures and further streamlining of operations.

Although revenues declined as we partially divested the wire harness business in the previous year and attributable profit also declined mainly on exceptional items in the previous year, profit from operations during the year held steady, pointing to an improvement in gross margin. Although conditions are unlikely to improve quickly, we are well positioned to make further progress.

Results

Sales decreased by 27% over the previous year to S$278.8 million, mainly due to the divestment of the wire harness business, while profit from operations decreased slightly to S$14.5 million.

Contributions from the electronics and the acoustics businesses increased during the year. However, profit attributable to equity holders decreased by 63% to S$25.6 million. This was largely following a decrease in contributions from associates, due mainly to the S$40.3 million one-time exceptional gain reported by Linkz Industries Limited in the previous year and a lower contribution from GP Batteries International Limited for the financial year 2007-2008.

The Board has recommended a final dividend and a special dividend, each of 0.5 Singapore cent, compared with the final dividend and special dividend each of 1.0 Singapore cent for the financial year 2006-2007.

Business Highlights

Electronics Division

Sales at the electronics and components business grew by 9% in Singapore dollar terms and 16% in US dollar terms over the previous year, as the market responded positively to the new products. Our components associates also performed strongly and contributed higher profits. As a result of the higher sales and effective cost control measures, operating profit before interest and taxation ("PBIT") excluding exceptional items increased by 42%.

Revenues of the acoustics business were steady in Singapore dollar terms and grew by 4% in US dollar terms, as sales to Europe and Asia grew while those to the US weakened. The strongest growth came from the Greater China region, where sales rose by more than 40% in US dollar terms. Again, sales benefited primarily from a positive reception to new products, while strengthened distribution in Europe and Asia compensated for the softer US market. The acoustics subsidiaries also returned to profit. Meiloon Industrial Co., Ltd. became an associate in April 2007 and accordingly started contributing to our earnings.

Contribution from the 47%-owned cable associate Linkz decreased by 42% due to the disposal of its electronic cable business unit in the previous year. The remaining LAN and interconnect products business units posted satisfactory sales growth. Contributions from the wire harness business, which now mainly comprises the 20%-owned associates, declined owing to our smaller effective stake in the business. As a result, overall PBIT excluding exceptional items at the cables and wire harness business decreased by 46%.

GP Batteries

Turnover of the 49.2%-owned GP Batteries rose by 19% over the previous year. Net profit turned to a loss, however, on accounting for unrealised loss on commodity contracts.

Sales of Nickel Metal Hydride ("NiMH") rechargeable batteries and primary cylindrical batteries increased by 56% and 10% respectively, while those of Alkaline and Carbon Zinc batteries decreased by 17%.

The profitability was affected as GP Batteries entered into commodity contracts to manage the fluctuations in raw materials prices. This resulted in a realised gain of S$5.8 million for the financial year on matured commodity contracts. Outstanding commodity contracts which were measured at fair values at the end of the financial year, however, showed an unrealised loss of S$36.0 million for the financial year.

Outlook

Business conditions in the financial year 2008-2009 will remain challenging. The US economy continues to weaken, while demand in Europe also appears to be softening. Costs will also remain an issue, given the rise in inflation globally. On a brighter note, prices of some key raw materials, such as Nickel, are softening.

We have a strong, more focused platform, and will continue to use our product development capabilities, brands and distribution networks to strive for higher sales and profitability. Overall, we should benefit from consolidation in the industries where we compete.

The electronics and components business will continue its long-term co-operation with component suppliers and customers to ensure we continue to manage costs. We expect the good momentum in the professional electronics sector to carry through as customers respond to the high reliability and performance of our well-designed products.

In the acoustics business, we see Asia Pacific markets growing faster again, and we will tap the potential of the China market further by strengthening our services and upgrading our logistics management. We will also expand our distribution in Asia Pacific and some emerging European countries.

The cables and wire harness business is improving its profitability and will focus on higher value and environmentally friendly areas.

The business of GP Batteries is expected to improve. Its Taiwan factory, where volumes have been small, is set to benefit from co-operation with a battery research and development company to produce the next-generation Lithium-ion batteries for notebook computers, which are in high demand from manufacturers. Demand for NiMH batteries appears strong and we intend to focus on high quality business, which offers better margins, by improving our customer mix. Softer Nickel prices should also provide a more stable trading environment.

Vote of thanks

I would like to extend my heartfelt thanks to our shareholders, business partners and customers for their support. I also thank our management and employees for their dedication and efforts during a year full of challenges.



Victor LO Chung Wing
Chairman

18 June 2008

Summary of Results

The Group's sales for the financial year 2007-2008 decreased by 27% to S$278.8 million when compared to the previous year primarily due to the Group's divestment of a wire harness subsidiary in the previous year. Nevertheless, gross profit margin improved due to increased contributions from the electronics business and the acoustics business. Contributions from associates decreased, due mainly to the S$40.3 million one-time exceptional gain reported by Linkz Industries Limited in the previous financial year and decrease in contribution from GP Batteries International Limited in the financial year. As a result, profit attributable to shareholders of the Company for the financial year decreased to S$25.6 million from S$69.0 million in the previous year.

Based on a weighted average number of 576,547,646 shares in issue (2007: 518,525,856 shares), basic earnings per share for the financial year decreased from 13.30 Singapore cents to 4.44 Singapore cents.



1-3 The Group continues to invest in advanced technologies to enhance market competitiveness of its various products.

Electronics Division

The electronics and components business reported sales growth of 9% in Singapore dollar terms and 16% in US dollar terms in the financial year 2007-2008 as compared with the previous financial year.

The electronic subsidiaries enjoyed robust growth both in sales and profit during the first three quarters of the financial year, primarily driven by a strong reception to new professional audio products introduced. However, in the fourth quarter, customers started to react to the weakened economic expectations in the US and reduced their orders and inventory with the result that sales of electronics products softened. In spite of this change in the market environment, sales of professional electronics products grew by 17% for the financial year.

With the acquisition in July 2007 of Maxson Industries Limited, which is engaged in the plastic moulding business, the components subsidiaries reported a 50% sales growth for the financial year, albeit from a relatively low base. The associated companies in the components business also performed strongly in the financial year and contributed significantly higher profits to the Group.

Operating profit before interest and taxation ("PBIT") and excluding exceptional items reported by the electronics and components business increased by 42% to S$17.4 million for the financial year.



1


KEF

2


REFERENCE SERIES
XQ
KEF

3



4

1 Muon speakers, combining the best of British acoustic engineering and the latest industrial design, were launched in major avant-garde cities including Milan, Munich, London, Shanghai, Tokyo and Hong Kong.

2-3 KEF's distribution network in Europe and Asia has been strengthened.

4 KEF's new XQ series introduced during the year have received good market reception.

Sales of branded acoustics products were steady in Singapore dollar terms and grew by 4% in US dollar terms during the financial year. Sales in Europe grew by 10% in Euro terms over the previous year primarily driven by good reception for new products introduced as well as improved brand recognition and distribution management. However, sales to the US weakened significantly mainly as consumer demand softened in the face of lower economic expectations. The branded acoustics business has increased its investments in marketing and distribution in emerging markets. As a result, sales to mainland China, Hong Kong and other Asian markets grew by more than 40% in US dollar terms during the financial year. The acoustics subsidiaries reported a PBIT excluding exceptional items for the financial year as compared with a loss in the previous financial year. Meiloon Industrial Co., Ltd. became a 20%-owned associate during the financial year and started making significant contributions to the Group's earnings.

PBIT excluding exceptional items reported by the acoustics business was S$6.3 million, against a loss of S$0.2 million in the previous year.

Contribution from the 47%-owned cable associate Linkz decreased by 42% due to the disposal of its electronic cable business unit in the previous year. The remaining LAN and interconnect products business units continued to report satisfactory sales growth. Contributions from the wire harness business, which mainly comprises the now 20%-owned associates, also decreased due to the lower effective interest in the business. As a result, PBIT excluding exceptional items



5



6

High-performance professional and consumer electronics products manufactured by the Group are in strong demand.

5 (clockwise) All-in-one music system, public address system, loudspeaker

6 Professional power amplifier






GP Lighting

1 Linkz's cable products are widely recognized in the industry for their superior quality.

2-3 GP Lighting provides innovative lighting design and professional services for a wide spectrum of lighting projects in China, including the Shanghai Daning Commercial Centre.

in the financial year reported by the cables and wire harness business declined by 46% to S$9.4 million.

There are certain outstanding warranty claims in connection with the disposal by CIH Limited of its electrical wiring devices and installation systems business in Australia in 2003. On 23 May 2008, the Group received A$49.5 million and reached an agreement with the buyer to retain the remaining balance for a further period until the warranty claim issue is resolved. However, the management will continue to work with the parties involved in order to resolve this outstanding claim as soon as possible.

GP Batteries

GP Batteries' turnover rose mainly as a result of the increased sales of Nickel Metal Hydride ("NiMH") rechargeable batteries and primary cylindrical batteries. However, there was a 17% decline in 9-volt Alkaline and Carbon Zinc batteries. Overall, turnover increased in North and South America, Europe, Japan and Hong Kong.

During the year, the Group had entered into commodity swap contracts to manage fluctuating raw material prices. Outstanding commodity contracts as at 31 March 2008 measured at fair values in accordance with FRS 39 resulted in an unrealised loss of S$36.0 million for GP Batteries for the year. As a result, GP Batteries reported a loss of S$4.6 million for the financial year as compared to a profit of S$12.1 million for the previous financial year.

Rechargeable batteries continued to be a main contributor to GP Batteries' turnover. The "GP ReCyko+", a new generation of ready-to-use NiMH rechargeable batteries, enjoyed a strong market reception. In China, the GP PowerBank charger was ranked No. 1 in charger sales in year 2007 by the Statistics Bureau of the PRC. In Hong Kong, AC Nielsen's MarketTrack report has ranked the GP Ultra Alkaline battery No. 1 for the four consecutive years from 2004 to 2007 by sales volume. GP rechargeable batteries and GP battery chargers was ranked by the same report as first by sales volume and value for the same four consecutive years in their respective categories.

GP Batteries has started pilot production of Lithium Phosphate rechargeable batteries for application in electric vehicles and hybrid electric vehicles. It is also working with key customers to develop different Lithium battery systems for various high power applications.

GP Batteries has achieved significant results in the area of environmental, health and safety performance while achieving its business goals of producing high quality and environmentally friendly products. During the year, 12 factories were ISO14001 certified, ten were OHSAS18001 certified and five were HSPM QC080000 certified. Ten factories in China were named the "Green Medalist" by the Federation of Hong Kong Industries.


ReCyko+
NEW GENERATION
RECHARGEABLE BATTERY
Ready to use
Good capacity retention
85%*
ReCyko+
ReCyko+

4-6 GP Batteries is aggressively promoting the GP ReCyko+ batteries, a new breed of batteries blending the strength of both alkaline and rechargeable batteries.


GP Solar
VÁLASZD AAA
MP3
GP 1100
世纪绝配
GP Batteries
A 340
GP
2700
БЕСКОНЕЧНАЯ
ЭНЕРГИЯ
GP Batteries

Outlook

The management will continue to focus on improving product innovation as well as marketing and distribution management to improve the competitiveness of the Group's products. The results of this strategy have already contributed to significant improvements to some of the Group's core businesses. The management will also take steps to further strengthen the Group's balance sheet and implement vigorous cost control measures to counter the challenging business environment ahead. The strengthened balance sheet will better prepare the Group to benefit from business opportunities that may emerge in the rapidly developing Asian markets.

Brian LI Yiu Cheung
Managing Director

18 June 2008

1 GP Solar charger, another environmentally-friendly product developed by GP Batteries.

2-5 GP Batteries actively promotes its GP brand around the world.

2007

April - June

- The Group increased its interest in Meiloon Industrial Co., Ltd. to over 20%, making Meiloon an associate.
- The Group disposed of 40,300,086 shares of TCL Corporation in the open market through the Shenzhen Stock Exchange and recorded an exceptional gain of S$16.7 million.

August

- The Company reduced its interest in Changchun Furukawa GP Automobile Harness Co. Ltd. from 49% to 20%.
- GP Electronics (China) Limited acquired the remaining 51% interest in its 49%-owned Maxson Industries Limited, making it a wholly owned subsidiary.

2008

January

- The Company disposed of its entire 25% equity interest in Xuzhou Gloria Engineering Ltd.

April

- The Group acquired the remaining 30% interest in its 70%-owned GP Precision Parts (Huizhou) Co., Ltd., making it a wholly owned subsidiary.

AWARDS

Electronics

- GP Electronics (Huizhou) Co., Ltd. was named a Green Medalist in the 2007 One-Factory-One Year-One Environmental Project Program ("1-1-1") by the Federation of Hong Kong Industries.

Acoustics

- KEF's home theatre loudspeaker KHT5005.2 was named Best Buy of the Year by Hi Fi Review.
- KHT 5005.2 Wireless System was awarded Innovations Honoree at the International Consumer Electronics Show ("CES").
- KEF Muon loudspeaker was awarded Best of Innovations at the CES and accredited the best loudspeaker by the TIME Style & Design Luxury Index Winter (Asia & Global).
- KEF Reference 207/2 was named the new industry reference for all full-range loudspeakers by Stereophile magazine.

Batteries

- GP brand was ranked first in sales volume in the alkaline batteries segment as well as in value and sales volume in the rechargeable battery and charger market in Hong Kong for four years (2004-2007) consecutively, according to AC Nielsen's MarketTrack reports.
- Ten factories in Guangdong, China were awarded Green Medals in the 2007 1-1-1 Program.

The directors of GP Industries Limited present their report together with the audited balance sheet and statement of changes in equity of the Company and the consolidated financial statements of the Group for the financial year ended 31 March 2008.

1. Directors

The directors of the Company in office at the date of this report are:

Executive:

Victor Lo Chung Wing, Chairman
Leung Pak Chuen, Executive Vice Chairman
Brian Li Yiu Cheung, Managing Director
Andrew Chuang Siu Leung
Wong Man Kit

Non-executive:

Lim Ah Doo
Phua Bah Lee
Lim Hock Beng

2. Arrangements to enable directors to acquire benefits by means of acquisition of shares or debentures

Neither at the end of the financial year nor at any time during the financial year did there subsist any arrangement, to which the Company is a party, the objective of which is to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate except for the Share Option Scheme 1999 set out in paragraphs 3 and 5 of this report.

3. Directors' interest in shares and debentures

According to the register of directors' shareholdings kept by the Company under Section 164 of the Singapore Companies Act, the undermentioned persons who were directors of the Company at 31 March 2008 had interest in shares of the Company and the Company's ultimate holding company, Gold Peak Industries (Holdings) Limited ("Gold Peak") as detailed below:

3. Directors' interest in shares and debentures (cont'd)

Name of director	Shareholdings registered in the name of the directors At beginning of financial year	At end of financial year	At 21 April 2008	Shareholdings in which directors are deemed to have an interest At beginning of financial year	At end of financial year	At 21 April 2008
Interest in the Company's ordinary shares						
Victor Lo Chung Wing	-	-	-	-	399,715,443	399,715,443
Leung Pak Chuen	1,608,000	1,608,000	1,608,000	-	-	-
Brian Li Yiu Cheung	1,465,000	1,465,000	1,465,000	-	-	-
Andrew Chuang Siu Leung	45,000	45,000	45,000	-	-	-
Wong Man Kit	72,000	72,000	72,000	-	-	-
Lim Ah Doo	210,000	300,000	300,000	-	-	-
Phua Bah Lee	214,000	214,000	214,000	-	-	-
Lim Hock Beng	150,000	214,000	214,000	-	-	-
Options to subscribe for the Company's ordinary shares						
Victor Lo Chung Wing	2,068,000	2,068,000	2,068,000	-	-	-
Leung Pak Chuen	730,000	730,000	730,000	-	-	-
Brian Li Yiu Cheung	650,000	650,000	650,000	-	-	-
Andrew Chuang Siu Leung	720,000	720,000	720,000	-	-	-
Wong Man Kit	175,000	175,000	175,000	-	-	-
Lim Ah Doo	280,000	190,000	190,000	-	-	-
Phua Bah Lee	160,000	160,000	160,000	-	-	-
Lim Hock Beng	224,000	160,000	160,000	-	-	-
Interest in Gold Peak's ordinary shares of HK$0.50 each						
Victor Lo Chung Wing	4,293,763	4,293,763	4,293,763	70,658,048	158,723,480	158,723,480
Leung Pak Chuen	3,202,581	3,202,581	3,202,581	-	-	-
Brian Li Yiu Cheung	300,000	300,000	300,000	-	-	-
Andrew Chuang Siu Leung	474,500	474,500	474,500	-	-	-
Wong Man Kit	12	12	12	150,000	150,000	150,000
Options to subscribe for Gold Peak's ordinary shares of HK$0.50 each						
Victor Lo Chung Wing	1,600,000	1,600,000	1,600,000	-	-	-
Brian Li Yiu Cheung	400,000	200,000	200,000	-	-	-
Andrew Chuang Siu Leung	500,000	500,000	500,000	-	-	-
Wong Man Kit	600,000	600,000	600,000	-	-	-

4. Directors' receipt and entitlement to contractual benefits

Since the beginning of the financial year, no director has received or become entitled to receive a benefit which is required to be disclosed under Section 201(8) of the Singapore Companies Act, by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in paragraph 5 of this report and in the financial statements.

Certain directors have received remuneration from related corporations in their capacity as directors and/or executives of those related corporations.

5. Share option schemes

a) Option schemes of the Company

i) The Company's Executives' Share Option Scheme adopted at an extraordinary general meeting held on 19 September 1996 (the "1996 Scheme") was discontinued and replaced by a new Share Option Scheme 1999 (the "1999 Scheme"), which was adopted at an extraordinary general meeting held on 19 November 1999. All unexercised options under the 1996 Scheme have expired by 1 August 2004.

ii) The 1999 Scheme is administered by the Remuneration Committee currently comprising Messrs Phua Bah Lee, Lim Ah Doo and Lim Hock Beng.

iii) Movements of the options granted under the 1999 Scheme to subscribe for the Company's ordinary shares are as follows:

	Offer date	Expiry date	Exercise price	Number outstanding at 1 April 2007	Number granted	Number exercised	Number cancelled/ lapsed	Number outstanding at 31 March 2008
No. 1	14 April 2000	13 April 2010	S$0.456	727,000	-	-	(10,000)	717,000
No. 2	4 April 2001	3 April 2011	S$0.620	2,026,000	-	-	(174,000)	1,852,000
No. 3	14 August 2002	13 August 2012	S$0.550	1,046,000	-	-	(18,000)	1,028,000
No. 3	14 August 2002	13 August 2007	S$0.550	154,000	-	(154,000)	-	-
No. 4	15 September 2003	14 September 2013	S$0.880	3,606,000	-	-	(253,000)	3,353,000
No. 4	15 September 2003	14 September 2008	S$0.880	240,000	-	-	-	240,000
No. 5	5 July 2004	4 July 2014	S$1.030	4,425,000	-	-	(342,000)	4,083,000
No. 5	5 July 2004	4 July 2009	S$1.030	270,000	-	-	-	270,000
				12,494,000	-	(154,000)	(797,000)	11,543,000

iv) During the financial year, no option to take up unissued shares of the Company was granted.

5. **Share option schemes** (cont'd)

v) 1) Details of the options granted under the 1996 Scheme to persons who were directors during the financial year are as follows:

Name of director	Aggregate options granted since commencement of scheme to 19 November 1999	Aggregate options exercised since commencement of scheme to 31 March 2008	Aggregate options lapsed since commencement of scheme to 31 March 2008	Aggregate options outstanding at 31 March 2008
Leung Pak Chuen	540,000	(420,000)	(120,000)	-
Brian Li Yiu Cheung	420,000	(320,000)	(100,000)	-
Andrew Chuang Siu Leung	290,000	(210,000)	(80,000)	-
Wong Man Kit	120,000	(65,000)	(55,000)	-

2) Details of the options granted under the 1999 Scheme to persons who were directors during the financial year are as follows:

Name of director	Options granted during the financial year ended 31 March 2008	Aggregate options granted since commencement of scheme to 31 March 2008	Aggregate options exercised since commencement of scheme to 31 March 2008	Aggregate options outstanding at 31 March 2008
Victor Lo Chung Wing	-	2,068,000	-	2,068,000
Leung Pak Chuen	-	1,790,000	(1,060,000)	730,000
Brian Li Yiu Cheung	-	1,485,000	(835,000)	650,000
Andrew Chuang Siu Leung	-	720,000	-	720,000
Wong Man Kit	-	207,000	(32,000)	175,000
Lim Ah Doo	-	490,000	(300,000)	190,000
Phua Bah Lee	-	374,000	(214,000)	160,000
Lim Hock Beng	-	374,000	(214,000)	160,000

vi) No options were granted to controlling shareholders of the Company and their associates.

vii) No director or employee has received 5 percent or more of the total number of options available under the 1999 Scheme.

viii) No options under the 1999 Scheme were granted to the Gold Peak Group Executive Directors, Non-executive Directors and Executives (the "parent group employees", which excludes the directors and executives of the Company and its subsidiaries as defined in the 1999 Scheme) since the commencement of the 1999 Scheme to 31 March 2008.

ix) The options granted by the Company do not entitle the holders of such options, by virtue of such holding, to any rights to participate in any share issue of any other company.

b) No option to take up unissued shares of subsidiaries has been granted during the financial year.

c) Save as aforesaid, during the financial year, there were no shares of the Company or any corporation in the Group issued by virtue of the exercise of an option to take up unissued shares.

d) At the end of the financial year, there were no unissued shares of subsidiaries under option.

6. Audit committee

The Audit Committee carried out its functions in accordance with Section 201B(5) of the Singapore Companies Act, including a review of the financial statements of the Company and of the Group for the financial year and the auditors' report thereon.

At the date of this report, the Audit Committee comprises the following members, all of whom are independent non-executive directors:

Lim Ah Doo
Phua Bah Lee
Lim Hock Beng

The Audit Committee met four times since the last Annual General Meeting. The Audit Committee has reviewed the following:

a) the annual audit plan of the external auditors;

b) the results of the external auditors' examination of the annual financial statements of the Group;

c) the internal audit plans and results of internal audits as well as management's responses to the recommendations of the internal auditor;

d) the Group's quarterly, half-yearly and full year results, the balance sheet of the Company and the consolidated financial statements of the Group before their submission to the Board for approval for public announcements in respect of such results and related results announcement;

e) the Group's interested person transactions;

f) non-audit services performed by the external auditors to ensure that the nature and extent of such services will not prejudice the independence and objectivity of the external auditors before recommending to the Board, subject to shareholders' approval, the re-appointment of the Company's external auditors; and

g) the co-operation and assistance given by the management to the external auditors.

The Audit Committee has full access to and co-operation by management and full discretion to invite any director or executive officer to attend its meetings, and reasonable resources to enable it to discharge its functions properly. The external and internal auditors have unrestricted access to the Audit Committee.

The Audit Committee meetings are held with the internal and external auditors and by invitation, representatives from management.

The Audit Committee has recommended to the Board of Directors that Deloitte & Touche LLP be nominated for re-appointment as auditors at the forthcoming Annual General Meeting of the Company.

7. Auditors

The auditors, Deloitte & Touche LLP, have expressed their willingness to accept re-appointment.

On behalf of the Board of Directors

Victor Lo Chung Wing
Chairman

Leung Pak Chuen
Executive Vice Chairman

26 June 2008

To the members of GP Industries Limited

We have audited the accompanying financial statements of GP Industries Limited (the "Company") and its subsidiaries (the "Group") which comprise the balance sheets of the Group and the Company as at 31 March 2008, the profit and loss statement, statement of changes in equity and cash flow statement of the Group and the statement of changes in equity of the Company for the financial year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages 28 to 88.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Singapore Financial Reporting Standards and the provisions of the Singapore Companies Act, Cap. 50 (the "Act"). This responsibility includes: devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss accounts and balance sheets and to maintain accountability of assets; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion,

a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2008 and of the results, changes in equity and cash flows of the Group and changes in equity of the Company for the financial year ended on that date; and

b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

Deloitte & Touche LLP
Public Accountants and
Certified Public Accountants
Singapore

Alan Nisbet
Partner
Appointed on 30 May 2007

26 June 2008

CONSOLIDATED PROFIT AND LOSS STATEMENT

Financial year ended 31 March 2008

	Note	The Group	
		2008	2007
		S$'000	S$'000
Revenue	3	**278,839**	383,443
Cost of sales		**(203,591)**	(302,454)
Gross profit		**75,248**	80,989
Other operating income	4	**18,211**	24,505
Distribution costs		**(38,111)**	(37,624)
Administrative expenses		**(43,981)**	(50,149)
Exchange gain (loss)		**4,304**	(763)
Other operating expenses		**(1,177)**	(2,415)
Profit from operations	5	**14,494**	14,543
Finance costs	6	**(11,622)**	(15,239)
Exceptional items	7	**9,509**	9,903
Share of results of associates	12	**23,795**	71,387
Profit before taxation		**36,176**	80,594
Income tax expense	8	**(11,178)**	(11,097)
Profit for the year		**24,998**	69,497
Attributable to:			
Equity holders of the Company		**25,596**	68,959
Minority interests		**(598)**	538
		24,998	69,497
Earnings per share (Singapore cents)			
Basic	9	**4.44**	13.30
Diluted	9	**4.44**	13.30

See accompanying notes to the financial statements.

BALANCE SHEETS

	Note	The Group		The Company	
		2008 S$'000	2007 S$'000	**2008 S$'000**	2007 S$'000
Non-current Assets					
Property, plant and equipment	10	**40,786**	45,354	**230**	345
Interest in subsidiaries	11	**-**	-	**409,387**	412,477
Interest in associates	12	**292,604**	291,275	**181,165**	180,031
Investment in unquoted equity shares	13	**43,730**	42,467	**-**	-
Non-current receivables	14	**65,899**	64,111	**-**	-
Other investments	15	**20,641**	15,494	**-**	-
Marketable securities	16	**-**	19,140	**-**	-
Deferred tax assets	27	**-**	2,406	**-**	-
Intangible assets	17	**5,697**	10,660	**-**	-
		469,357	490,907	**590,782**	592,853
Current Assets					
Inventories	18	**67,834**	49,177	**-**	-
Receivables and prepayments	19	**202,128**	210,603	**1,724**	720
Dividend receivable		**370**	1,514	**19,934**	26,240
Taxation recoverable		**35**	75	**-**	-
Marketable securities	16	**-**	68,503	**-**	-
Bank balances, deposits and cash	20	**26,493**	38,650	**1,774**	4,625
		296,860	368,522	**23,432**	31,585
Current Liabilities					
Trade and other payables	21	**64,525**	83,318	**17,756**	5,824
Obligations under finance leases	22	**2**	325	**-**	-
Income tax payable		**7,450**	5,924	**1,629**	1,479
Derivative financial instruments	23	**-**	1,062	**-**	-
Amount due to ultimate holding company	24	**5,896**	2,533	**37**	47
Bank loans and overdrafts	25	**161,058**	189,639	**112,948**	165,058
		238,931	282,801	**132,370**	172,408
Net Current Assets (Liabilities)		**57,929**	85,721	**(108,938)**	(140,823)
Non-current Liabilities					
Bank loans	26	**112,405**	95,360	**109,846**	75,000
Obligations under finance leases	22	**2**	5	**-**	-
Deferred tax liabilities	27	**954**	1,102	**96**	96
		113,361	96,467	**109,942**	75,096
Net Assets		**413,925**	480,161	**371,902**	376,934
Represented by:					
Issued capital	28	**304,371**	304,286	**304,371**	304,286
Reserves		**107,034**	171,616	**67,531**	72,648
Equity attributable to equity holders of the Company		**411,405**	475,902	**371,902**	376,934
Minority interests		**2,520**	4,259	**-**	-
Total Equity		**413,925**	480,161	**371,902**	376,934

See accompanying notes to the financial statements.

STATEMENTS OF CHANGES IN EQUITY

	Issued capital S$'000	Capital reserve S$'000	Legal reserve S$'000	Capital reserve on consolidation S$'000
The Group				
Balance at 1 April 2006	230,378	248	2,044	4,277
Share of reserves of associates	-	3	-	-
Translation deficit	-	-	-	-
Disposal and de-registration of subsidiaries	-	-	39	-
Disposal of interest in associates	-	(11)	-	-
Loss on disposal of marketable securities (Note 7)	-	-	-	-
Change in fair value of available-for-sale financial assets	-	-	-	-
Net income and expenses recognised directly in equity	-	(8)	39	-
Profit for the financial year	-	-	-	-
Total recognised income and expenses for the financial year	-	(8)	39	-
Issue of shares under share option scheme	350	-	-	-
Issue of consideration shares pursuant to the Scheme (Note 28)	73,558	-	-	-
Transfer from reserves	-	-	(266)	(3,208)
Acquisition of a subsidiary	-	-	-	-
Capital contributions by minority interests	-	-	-	-
Change in share of net assets upon change in interest	-	-	-	-
Dividends paid (Note 28)	-	-	-	-
Balance at 31 March 2007	304,286	240	1,817	1,069
Share of reserves of associates	-	45	-	-
Adjustments arising from transfer of marketable securities to interest in associates	-	303	-	-
Translation deficit	-	-	-	-
Disposal of associates and interest in an associate	-	(83)	-	-
Disposal of marketable securities by subsidiaries and associates	-	-	-	-
Change in fair value of available-for-sale financial assets	-	-	-	-
Net income and expenses recognised directly in equity	-	265	-	-
Profit for the financial year	-	-	-	-
Total recognised income and expenses for the financial year	-	265	-	-
Issue of shares under share option scheme	85	-	-	-
Transfer to reserves	-	-	286	684
Change in share of net assets upon change in interest	-	-	-	-
Dividends paid (Note 28)	-	-	-	-
Balance at 31 March 2008	304,371	505	2,103	1,753

See accompanying notes to the financial statements.

Attributable to equity holders of the Company						
Exchange translation reserve S$'000	Available-for-sale financial assets reserve S$'000	Share-based payment reserve S$'000	Retained profits S$'000	Total S$'000	Minority interests S$'000	Total equity S$'000
(12,770)	(13,301)	1,150	154,011	366,037	114,543	480,580
(20,569)	12,515	-	-	(8,051)	-	(8,051)
(103)	-	-	-	(103)	(70)	(173)
23	-	-	-	62	(1,469)	(1,407)
53	-	-	-	42	-	42
-	1,317	-	-	1,317	557	1,874
-	24,151	-	-	24,151	753	24,904
(20,596)	37,983	-	-	17,418	(229)	17,189
-	-	-	68,959	68,959	538	69,497
(20,596)	37,983	-	68,959	86,377	309	86,686
-	-	-	-	350	-	350
-	-	-	-	73,558	-	73,558
-	-	-	3,474	-	-	-
-	-	-	-	-	405	405
-	-	-	-	-	38	38
-	-	-	-	-	(94,311)	(94,311)
-	-	-	(50,420)	(50,420)	(16,725)	(67,145)
(33,366)	24,682	1,150	176,024	475,902	4,259	480,161
(16,363)	140	652	-	(15,526)	-	(15,526)
(2,998)	4,754	427	(13,658)	(11,172)	-	(11,172)
(3,788)	-	-	-	(3,788)	(342)	(4,130)
70	-	-	-	(13)	-	(13)
-	(33,712)	-	-	(33,712)	-	(33,712)
-	(20)	-	-	(20)	-	(20)
(23,079)	(28,838)	1,079	(13,658)	(64,231)	(342)	(64,573)
-	-	-	25,596	25,596	(598)	24,998
(23,079)	(28,838)	1,079	11,938	(38,635)	(940)	(39,575)
-	-	-	-	85	-	85
-	-	-	(970)	-	-	-
-	-	-	-	-	(628)	(628)
-	-	-	(25,947)	(25,947)	(171)	(26,118)
(56,445)	(4,156)	2,229	161,045	411,405	2,520	413,925

Financial year ended 31 March 2008

	Issued capital S$'000	Share-based payment reserve S$'000	Retained profits S$'000	Total equity S$'000
The Company				
Balance at 1 April 2006	230,378	591	63,167	294,136
Profit for the financial year	-	-	59,310	59,310
Total recognised income for the financial year	-	-	59,310	59,310
Issue of shares under share option scheme	350	-	-	350
Issue of consideration shares pursuant to the Scheme (Note 28)	73,558	-	-	73,558
Dividends paid (Note 28)	-	-	(50,420)	(50,420)
Balance at 31 March 2007	304,286	591	72,057	376,934
Profit for the financial year	-	-	20,830	20,830
Total recognised income for the financial year	-	-	20,830	20,830
Issue of shares under share option scheme	85	-	-	85
Dividends paid (Note 28)	-	-	(25,947)	(25,947)
Balance at 31 March 2008	304,371	591	66,940	371,902

Legal reserve represents that part of the profit after taxation of certain subsidiaries in the People's Republic of China ("PRC") transferred in accordance with local requirements. The legal reserve cannot be distributed or reduced except where approval is obtained from the relevant PRC authority to apply the amount either in setting off accumulated losses or increasing capital.

See accompanying notes to the financial statements.

Financial year ended 31 March 2008

	2008 S$'000	2007 S$'000
Operating activities		
Profit before taxation	**36,176**	80,594
Adjustments for:		
Share of results of associates	**(23,795)**	(71,387)
Amortisation of intangible assets	**732**	782
Depreciation of property, plant and equipment	**6,581**	7,498
Interest expense	**11,622**	15,239
Interest income	**(14,811)**	(16,057)
Loss (Gain) on disposal and write-off of property, plant and equipment, net	**14**	(380)
Loss on dilution of interest in associates	**669**	101
Loss on disposal, dissolution and de-registration of subsidiaries	**-**	915
Loss (Gain) on disposal of associates and interest in associates, net	**154**	(7,491)
Loss in fair value of derivative financial instruments	**4,856**	5,504
(Gain) Loss from disposal of marketable securities, net	**(16,726)**	1,874
Provision for costs and expenses on liquidation of a subsidiary	**1,887**	-
Restructuring cost relating to other businesses, net	**-**	74
Excess of interest in net asset value over consideration arising from additional investment in a subsidiary	**-**	(5,275)
Excess of interest in net asset value over consideration arising from additional investment in associates	**(195)**	(347)
Allowance for impairment loss on intangible assets	**5,179**	-
Operating profit before movements in working capital	**12,343**	11,644
Inventories	**(18,096)**	1,659
Receivables and prepayments	**17,226**	44,572
Trade and other payables	**(27,535)**	(47,201)
Amount due to ultimate holding company	**3,363**	(2,069)
Translation of foreign subsidiaries	**(2,973)**	(3,010)
Cash (used in) generated from operations	**(15,672)**	5,595
Income tax paid	**(1,639)**	(1,059)
Interest paid	**(11,649)**	(15,134)
Interest received	**2,804**	5,153
Net cash used in operating activities	**(26,156)**	(5,445)

See accompanying notes to the financial statements.

Financial year ended 31 March 2008

	2008 S$'000	2007 S$'000
Investing activities		
Purchase of property, plant and equipment	**(4,181)**	(6,002)
Acquisition of a subsidiary, net of cash acquired (note a)	**(1,752)**	(5,096)
Payment for additional interests in subsidiaries	**(1,296)**	(10,366)
Additional investment in associates	**(3,177)**	(5,627)
Investment in marketable securities	**(4,108)**	(9,722)
Dividends received from associates	**32,524**	14,149
Non-current receivables	**(1,104)**	-
Payment for other investments	**(6)**	(3,242)
Proceeds from disposal of property, plant and equipment	**434**	1,517
Proceeds from disposal, dissolution and de-registration of subsidiaries	**-**	9,062
Proceeds from disposal of marketable securities	**30,566**	-
Proceeds from disposal of associates and interest in associates	**1,248**	14,386
Payment of special dividends pursuant to the Scheme and related payments (Note 28)	**-**	(55,456)
Net cash generated from (used in) investing activities	**49,148**	(56,397)
Financing activities		
Drawdown of long-term bank loans	**109,846**	1,800
Repayment of long-term bank loans	**(158,666)**	(6,057)
Drawdown (Repayment) of short-term bank loans, net	**43,293**	(24,931)
Proceeds from issue of new shares	**85**	350
Obligations under finance leases	**(297)**	(642)
Dividends paid	**(25,947)**	(13,470)
Dividends paid to minority interests	**(171)**	(1,973)
Capital contributions from minority interests	**-**	38
Net cash used in financing activities	**(31,857)**	(44,885)
Net decrease in cash and cash equivalents	**(8,865)**	(106,727)
Cash and cash equivalents at beginning of the financial year	**36,147**	145,628
Effects of exchange rate changes on the balance of cash held in foreign currencies	**(2,011)**	(2,754)
Cash and cash equivalents at end of the financial year	**25,271**	36,147
Cash and cash equivalents at end of the financial year comprised:		
Bank balances, deposits and cash (Note 20)	**26,493**	38,650
Less: Bank overdrafts (Note 25)	**(1,222)**	(2,503)
	25,271	36,147

See accompanying notes to the financial statements.

Note (a):

Summary of the effects of acquisition of a subsidiary

The carrying amounts which approximate the fair values of identifiable assets and liabilities of a subsidiary acquired, as at the effective date of acquisition, were as follows:

	2008 S$'000	2007 S$'000
Property, plant and equipment	**1,342**	-
Interest in associates	**-**	2,026
Inventories	**561**	-
Receivables and prepayments	**1,753**	-
Marketable securities	**47**	-
Bank balances, deposits and cash	**79**	-
Trade and other payables	**(962)**	-
Bank overdrafts	**(392)**	-
Minority interests	**-**	(405)
Net identifiable assets acquired	**2,428**	1,621
Transfer from interest in associates	**(1,303)**	-
Goodwill from acquisition of a subsidiary	**201**	3,475
Adjustment to exchange translation reserve	**113**	-
Total cash paid on acquisition	**1,439**	5,096
Add : Bank overdrafts, net of bank balances, deposits and cash acquired	**313**	-
Cash outflow from acquisition of subsidiary, net of cash acquired	**1,752**	5,096

See accompanying notes to the financial statements.

1. General

The Company (Registration No. 199502128C) is incorporated in the Republic of Singapore and is listed on the Mainboard of the Singapore Exchange Securities Trading Limited ("SGX-ST"). The Company's registered office and principal place of business is at 1 Temasek Avenue, #18-02 Millenia Tower, Singapore 039192. The financial statements are expressed in Singapore dollars.

The principal activities of the Company comprise those of an investment holding company and regional headquarters of the Group.

The principal activities of the Group's significant subsidiaries and significant associates are disclosed in Notes 38 and 39 to the financial statements, respectively.

The consolidated financial statements of the Group and balance sheet and statement of changes in equity of the Company for the financial year ended 31 March 2008 were authorised for issue by the Board of Directors on 26 June 2008.

2. Summary of significant accounting policies

Basis of Accounting

The financial statements are prepared in accordance with the historical cost convention, except as disclosed in the accounting policies below, and are drawn up in accordance with the provisions of the Singapore Companies Act and Singapore Financial Reporting Standards ("FRS").

During the financial year, the Group has adopted all the new and revised FRSs and Interpretations of FRS ("INT FRS") that are relevant to its operations and effective for annual periods beginning on or after 1 January 2007. The adoption of these new/revised FRSs and INT FRS does not result in changes to the Group's and Company's accounting policies and has no material effect on the amounts reported for the current and prior financial years other than disclosed in Note 34.

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company made up to 31 March each year. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed during the financial year are included in the consolidated profit and loss statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by other members of the Group.

All inter-company transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity therein. Minority interests consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover its share of those losses.

In the Company's financial statements, investments in subsidiaries and associates are carried at cost less any impairment in net recoverable value that has been recognised in the profit and loss statement.

2. Summary of significant accounting policies (cont'd)

Business Combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under FRS 103 – *Business Combinations* are recognised at their fair values at the acquisition date, except for non-current assets (or disposal group) that are classified as held for sale in accordance with FRS 105 – *Non-Current Assets Held for Sale and Discontinued Operations*, which are recognised and measured at fair value less costs to sell.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Foreign Currency Transactions

The individual financial statements of each group entity are measured in the currency of the primary economic environment in which the entity operates (its functional currency). The consolidated financial statements of the Group and the balance sheet of the Company are presented in Singapore dollars, which is the functional currency of the Company, and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency are recorded at the rate of exchange prevailing on the date of the transaction. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on retranslation of monetary items are included in profit or loss for the period. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognised directly in equity.

Foreign Currency Translation

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group's foreign operations (including comparatives) are expressed in Singapore dollars using exchange rates prevailing on the balance sheet date. Income and expense items (including comparatives) are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities (including monetary items that, in substance, form part of the net investment in foreign entities), and of borrowings and other currency instruments designated as hedges of such investments, are taken to the exchange translation reserve.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

2. Summary of significant accounting policies (cont'd)

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts and sales related taxes.

Sale of Goods

Revenue from the sale of goods is recognised when all the following conditions are satisfied:

- the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;
- the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
- the amount of revenue can be measured reliably;
- it is probable that the economic benefits associated with the transaction will flow to the entity; and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Rendering of Services

Management fee income is recognised when services are rendered.

Engineering development fee income is recognised when development services are rendered.

Interest Income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Dividend Income

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Research Expenditure

Research expenditure is charged to the profit and loss statement in the year in which it is incurred.

Retirement Benefit Costs

Payments to defined contribution retirement benefit plans are charged as an expense as they fall due. Payments to state-managed retirement benefit schemes, such as the Singapore Central Provident Fund, are dealt with as payments to defined contribution plans where the Group's obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan.

Employee Leave Entitlement

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Borrowing Costs

Borrowing costs are recognised in the profit and loss statement in the period in which they are incurred.

2. Summary of significant accounting policies (cont'd)

Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the profit and loss statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or tax deductible. The Group's liability for current tax is calculated using tax rates (and tax laws) enacted or substantively enacted in countries where the Group's entities operate by the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised based on the tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Financial Instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Effective Interest Method

The effective interest method is a method of calculating the amortised cost of a financial instrument and of allocating interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument, or where appropriate, a shorter period.

Financial Assets

Investment in unquoted equity shares, other investments and marketable securities

The classification of investments is dependant on the purpose of holding the investments. The Group's investment in unquoted equity shares, other investments and marketable securities have been designated as available-for-sale financial assets with effect from 1 April 2005 (Notes 13, 15 and 16).

2. Summary of significant accounting policies (cont'd)

Investments are recognised and derecognised on a trade date basis where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, net of transaction costs.

Available-for-sale financial assets are measured at subsequent reporting dates at fair value. Gains and losses arising from changes in fair value are recognised directly in equity, until such investments are disposed of or are determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the profit or loss for the period. Impairment losses recognised in profit or loss for equity investments classified as available-for-sale are not subsequently reversed through profit or loss. The fair values of the available-for-sale financial assets that are quoted in an active market are determined based on the published price quotations at the balance sheet date. The fair values of the available-for-sale financial assets that are not quoted in an active market and whose fair values cannot be reliably measured are carried at cost less impairment.

Trade and other receivables

Trade and other receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest method less impairment.

Bank balances, deposits and cash

Bank balances, deposits and cash comprise cash on hand and at bank and fixed deposits and are subject to an insignificant risk of changes in value. For the purpose of the statement of cash flows, cash and cash equivalents are presented net of bank overdrafts which are repayable on demand.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

For financial assets carried at amortised cost, the amount of the impairment is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss charged directly to profit or loss for all financial assets with the exception of trade receivables and other receivables where the carrying amount is reduced through the use of an allowance account. When trade receivables and other receivables are uncollectible, they are written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to the allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss.

With the exception of available-for-sale equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

In respect of available-for-sale equity instruments carried at fair value, any subsequent increase in fair value after an impairment loss, is recognised directly in equity. Impairment loss for unquoted equity instruments not carried at fair value will not be reversed.

2. Summary of significant accounting policies (cont'd)

Derecognition of financial assets

The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received.

Financial Liabilities and Equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. The accounting policies adopted for specific financial liabilities and equity instruments are set out below.

Bank borrowings and floating rate notes

Interest-bearing bank loans, bank overdrafts and floating rate notes are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest method. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognised over the term of the borrowings in accordance with the Group's accounting policy for borrowing costs.

Trade and other payables

Trade and other payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Financial guarantee contracts

Financial guarantee contract liabilities are measured initially at their fair values and subsequently at the higher of the amount recognised as a provision and the amount initially recognised less cumulative amortisation in accordance with the revenue recognition policies described above.

Derecognition of financial liabilities

The Group derecognises financial liabilities when, and only when, the Group's obligations are discharged, cancelled or they expire.

Derivative Financial Instruments

The Group's activities expose it primarily to the financial risks of changes in foreign exchange rates and interest rates. The Group uses derivative financial instruments to mitigate the financial impact associated with foreign currency and interest rate fluctuations relating to certain forecasted transactions.

Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

Changes in the fair value of derivative financial instruments that are not designated and not effective as hedges of future cash flows are recognised immediately in profit or loss (Note 23).

2. Summary of significant accounting policies (cont'd)

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation and any impairment loss where the recoverable amount of the asset is estimated to be lower than its carrying amount.

Construction in progress comprises material and all other cost incurred in relation to the construction. On completion, they are identified for transfer to specific categories of property, plant and equipment.

Depreciation

Depreciation is charged to write off the cost of property, plant and equipment over their estimated useful lives using the straight-line method or reducing balance method as follows:

Category of property, plant and equipment	Depreciation rates per annum
Leasehold improvements	- 10% to 33⅓%
Furniture, fixtures and equipment	- 5% to 25%
Machinery and equipment	- 10% to 33⅓%
Motor vehicles	- 10% to 33⅓%
Moulds and tools	- 10% to 50%

Freehold land and construction in progress are not depreciated.

Leasehold land is depreciated over the period of the leases using the straight-line method.

Freehold buildings are depreciated over their estimated useful lives at 2% per annum using the straight-line method.

Leasehold buildings are depreciated over their estimated useful lives at 2% to 5% per annum using the straight-line method.

Fully depreciated assets still in use are retained in the financial statements.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets.

The gain or loss on disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the profit and loss statement.

Interest in Associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of individual investments. Losses of an associate in excess of the Group's interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate) are not recognised, unless the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

2. Summary of significant accounting policies (cont'd)

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in the consolidated profit and loss statement.

Where a Group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Where necessary, adjustments are made to the financial statements of associates to bring the accounting policies used in line with those used by other members of the Group.

Intangible Assets

Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary recognised at the date of acquisition. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in the consolidated profit and loss statement. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

The Group's policy for goodwill arising on the acquisition of an associate is described under "Interest in Associates" above.

Deferred Expenditure

Deferred expenditure represents the cost of acquiring the right of technical know-how for the production of new products and expenditure incurred on the development of new products the commercial value of which is reasonably certain. The cost is amortised, using the straight-line method, over a period of five years from the date of acquisition.

Trademark

The cost of acquiring rights to a trademark licence for the marketing and manufacturing of new products is amortised, using the straight-line method, over the shorter of the period of the licence and twenty years.

Patent Rights

Patent rights are measured initially at purchase cost and are amortised, using the straight-line method, over five years after available and ready for use.

Corporate Club Membership

Investment in corporate club membership is held for long-term and is stated at cost less any impairment in net recoverable value.

2. Summary of significant accounting policies (cont'd)

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and where applicable, direct labour costs and overheads that have been incurred in bringing the inventories to their present location and condition calculated using the first-in, first-out method. Net realisable value is calculated as the actual or estimated selling price less all further costs of production and the related costs of marketing, selling and distribution.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as Lessor

Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised on a straight-line basis over the lease term.

The Group as Lessee

Assets held under finance leases are recognised as assets of the Group at their fair values at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. The finance charges are charged directly to profit and loss statement.

Rentals payable under operating leases are charged to the profit and loss statement on a straight-line basis over the term of the relevant leases.

Impairment of Tangible and Intangible Assets Excluding Goodwill

At each balance sheet date, the Group and the Company review the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group and the Company estimate the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

The extent of impairment was based on the net realisable value for those assets which are not expected to be further deployed in operational use, while the estimates of value in use calculation for those assets which remain in operational use have been adjusted to reflect the current level of business activities.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

2. Summary of significant accounting policies (cont'd)

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Share-based Payments

The Company issues options to eligible grantees to subscribe for ordinary shares in the Company. An associate also issues options to its respective eligible grantees to subscribe for ordinary shares in that associate. Such options are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of offer. The fair value determined at the offer date of the options is expended on a straight-line basis over the vesting period, based on the estimated number of shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

Fair value of the options is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted for the estimated effects of non-transferability, exercise restrictions and behavioural considerations.

An associate, the shares of which are quoted on a stock exchange, awards its employees with its shares. Such share award is subject to approval by the shareholders of that associate in a general meeting. The fair value of the shares awarded is determined based on the prevailing market price of the shares at the date of approval and is charged against the share of results of that associate immediately.

3. Revenue

	The Group	
	2008	2007
	S$'000	S$'000
Product sales	**278,839**	383,443

4. Other operating income

	The Group	
	2008 S$'000	2007 S$'000
Commission income	**23**	30
Dividend income from marketable securities, gross	**-**	1,093
Engineering development fee income	**451**	803
Interest income:		
Associates	**-**	34
Banks	**965**	3,423
A 19.3% owned investee company	**47**	144
Third parties	**13,799**	12,456
Gain on disposal of property, plant and equipment	**-**	457
Loss on dilution of interest in associates	**(669)**	(101)
Management fee income:		
Associates	**457**	714
Related parties	**68**	73
Excess of interest in net asset value over consideration arising from additional investment in associates	**195**	347
Operating lease income	**41**	-
Write-back of allowance of bad debt / Recovery of receivables	**557**	1,316
Tooling income	**440**	387
Others	**1,837**	3,329
	18,211	24,505

5. Profit from operations

Profit from operations is arrived at after charging (crediting) the following:

	The Group	
	2008 S$'000	2007 S$'000
Amortisation of intangible assets	**732**	782
Depreciation of property, plant and equipment	**6,581**	7,498
Directors' remuneration:		
Fees	**155**	140
Other emoluments	**2,551**	2,640
Staff costs (excluding directors' remuneration)	**58,198**	56,822
Cost of defined contribution plans included in staff costs and directors' remuneration	**2,513**	2,497
Allowance and write-off for inventories, net of write-back	**1,829**	647
Cost of inventories recognised as expense	**191,968**	288,766
Property, plant and equipment written off	**44**	77
Gain on disposal of property, plant and equipment, net	**(30)**	(457)
Foreign exchange (gain) loss, net	**(4,304)**	763
Research expenditure	**15,007**	12,856

6. Finance costs

	The Group	
	2008 S$'000	2007 S$'000
Interests on:		
Bank loans, overdrafts and bills payable	**11,616**	15,202
Finance leases	**6**	37
	11,622	15,239

7. Exceptional items

	The Group	
	2008 S$'000	2007 S$'000
Gain (Loss) from disposal of marketable securities, net (note a)	**16,729**	(1,874)
Loss on disposal of associates and interest in an associate, net	**(154)**	(184)
Allowance for impairment loss on intangible assets	**(5,179)**	-
Provision for costs and expenses on liquidation of a subsidiary	**(1,887)**	-
Net gain from disposal of a subsidiary and disposal of interest in an associated company in the wire harness business	**-**	7,104
Excess of interest in net asset value over consideration arising from acquisition of the remaining minority interests in CIH Limited ("CIHL") (note b)	**-**	5,275
Loss on dissolution and de-registration of subsidiaries	**-**	(344)
Restructuring cost relating to other businesses, net	**-**	(74)
	9,509	9,903

Note:

a) During the financial year ended 31 March 2008, the Group disposed all of its 40,300,086 shares in TCL Corporation ("TCL"), a company established in the People's Republic of China ("PRC") through the Shenzhen Stock Exchange ("SSE"), which resulted in an exceptional gain. The shares of TCL are quoted on SSE.

   During the financial year ended 31 March 2007, the Group's investment in the shares of TCL changed from 47,758,056 promoter's shares to 40,300,086 freely tradable shares, following the adoption by TCL a share reform on the promoter's shares stipulated by the Ministry of Finance of the PRC. As a result, a loss on disposal of marketable securities was reported.

b) In September 2006, the Company privatised CIHL via a scheme of arrangement under Section 210 of the Singapore Companies Act (the "Scheme"). CIHL was de-listed from SGX-ST in October 2006. Pursuant to the Scheme, (i) the Company issued 3.166 new shares in the Company to exchange for each share in CIHL not yet owned by the Company; (ii) CIHL paid a special tax-exempt (1-tier) dividend of 40.0 Singapore cents per ordinary CIHL share (the "CIHL Special Dividend"); and (iii) the Company renounced its entitlement to the CIHL Special Dividend in favour of the Company's shareholders by paying a special tax-exempt (1-tier) dividend of 8.038 Singapore cents per share (Note 28).

8. Income tax expense

	The Group	
	2008 S$'000	2007 S$'000
Current taxation:		
Provision for Singapore taxation in respect of profit for the financial year	**160**	159
Foreign tax charged on profits arising outside Singapore	**2,742**	2,492
(Over) Under-provision in respect of previous years	**(109)**	326
Withholding tax on overseas income	**378**	300
Deferred taxation expense	**2,197**	851
Share of taxation of associates (Note 12)	**5,810**	6,969
	11,178	11,097

The income tax expense varied from the amount of income tax expense determined by applying the Singapore income tax rate of 18% (2007 : 18%) to profit before income tax as a result of the following differences:

	The Group	
	2008 S$'000	2007 S$'000
Profit before taxation	**36,176**	80,594
Income tax expense at statutory tax rate	**6,512**	14,507
Effect of different tax rate of overseas operations	**378**	(121)
Effect of changes in tax rates	**-**	(79)
Income not subject to tax	**(7,420)**	(10,268)
Expenses not deductible for tax purposes	**8,080**	3,520
Deferred tax assets not recognised	**4,634**	3,324
Recognition of previously unrecognised deferred tax assets	**(1,076)**	(70)
(Over) Under-provision in prior years, including those of associates	**(238)**	(43)
Withholding tax	**378**	300
Others	**(70)**	27
Total income tax expense at effective rates	**11,178**	11,097

9. Earnings per share

The following data are used in computing basic and fully diluted earnings per share disclosed in the profit and loss statement:

a) Earnings

	The Group	
	2008 S$'000	2007 S$'000
Profit attributable to equity holders of the Company	**25,596**	68,959

b) Number of shares

	Group and Company	
	2008	2007
Weighted average number of ordinary shares used in calculating basic earnings per share	**576,547,646**	518,525,856
Adjustment for potentially dilutive ordinary shares	**176,719**	124,251
Weighted average number of ordinary shares used in calculating diluted earnings per share, adjusted for the effects of all dilutive potential ordinary shares	**576,724,365**	518,650,107

10. Property, plant and equipment

The Group

	Freehold land and building S$'000	Leasehold land and buildings S$'000	Leasehold improvements S$'000	Furniture, fixtures and equipment S$'000	Machinery and equipment S$'000	Motor vehicles S$'000	Moulds and tools S$'000	Total S$'000
Cost:								
At 1 April 2007	4,238	26,081	6,844	19,546	25,701	2,325	11,309	96,044
Currency realignment	(338)	(2,169)	(391)	(1,211)	(1,886)	(122)	(791)	(6,908)
Acquisition of a subsidiary	-	117	363	131	2,838	79	291	3,819
Additions	131	-	405	1,181	1,217	124	1,123	4,181
Reclassifications	-	113	(376)	(107)	176	-	194	-
Disposals and write-offs	-	(669)	(1,514)	(730)	(1,424)	(154)	(17)	(4,508)
At 31 March 2008	4,031	23,473	5,331	18,810	26,622	2,252	12,109	92,628
Accumulated depreciation:								
At 1 April 2007	768	3,920	4,266	14,930	15,123	1,522	8,381	48,910
Currency realignment	(65)	(374)	(238)	(998)	(1,222)	(88)	(722)	(3,707)
Acquisition of a subsidiary	-	117	285	100	1,773	53	149	2,477
Charge for the financial year	56	915	554	1,611	1,848	208	1,389	6,581
Reclassifications	-	-	(112)	(12)	87	-	37	-
Eliminated on disposals and write-offs	-	(142)	(1,500)	(701)	(1,355)	(116)	(4)	(3,818)
At 31 March 2008	759	4,436	3,255	14,930	16,254	1,579	9,230	50,443
Accumulated impairment loss:								
At 1 April 2007	-	249	290	339	688	48	166	1,780
Currency realignment	-	(7)	(25)	(29)	(60)	(4)	(14)	(139)
Reclassifications	-	-	(38)	(66)	104	-	-	-
Eliminated on disposals and write-offs	-	(242)	-	-	-	-	-	(242)
At 31 March 2008	-	-	227	244	732	44	152	1,399
Net book value:								
At 31 March 2008	3,272	19,037	1,849	3,636	9,636	629	2,727	40,786

10. Property, plant and equipment (cont'd)

The Group

	Freehold land and building S$'000	Leasehold land and buildings S$'000	Leasehold improvements S$'000	Furniture, fixtures and equipment S$'000	Machinery and equipment S$'000	Motor vehicles S$'000	Moulds and tools S$'000	Total S$'000
Cost:								
At 1 April 2006	3,818	28,971	12,382	20,515	36,619	2,864	9,448	114,617
Currency realignment	232	(1,892)	(709)	(267)	(2,274)	(135)	357	(4,688)
Additions	-	367	1,152	1,200	1,775	258	1,250	6,002
Reclassifications	188	-	(188)	(10)	(351)	-	361	-
Disposals and write-offs	-	(1,365)	(109)	(254)	(526)	(311)	(107)	(2,672)
Disposal of a subsidiary	-	-	(5,684)	(1,638)	(9,542)	(351)	-	(17,215)
At 31 March 2007	4,238	26,081	6,844	19,546	25,701	2,325	11,309	96,044
Accumulated depreciation:								
At 1 April 2006	654	3,836	8,701	14,508	20,529	2,030	6,870	57,128
Currency realignment	40	(279)	(570)	(88)	(1,293)	(98)	269	(2,019)
Charge for the financial year	95	802	1,018	1,764	2,322	200	1,297	7,498
Reclassifications	(21)	-	21	(2)	(23)	-	25	-
Eliminated on disposals and write-offs	-	(439)	(10)	(174)	(436)	(298)	(80)	(1,437)
Eliminated on disposal of a subsidiary	-	-	(4,894)	(1,078)	(5,976)	(312)	-	(12,260)
At 31 March 2007	768	3,920	4,266	14,930	15,123	1,522	8,381	48,910
Accumulated impairment loss:								
At 1 April 2006	-	267	311	365	738	52	178	1,911
Currency realignment	-	(18)	(21)	(26)	(50)	(4)	(12)	(131)
At 31 March 2007	-	249	290	339	688	48	166	1,780
Net book value:								
At 31 March 2007	3,470	21,912	2,288	4,277	9,890	755	2,762	45,354

10. Property, plant and equipment (cont'd)

The Company

	Leasehold improvements S$'000	Furniture, fixtures and equipment S$'000	Machinery and equipment S$'000	Motor vehicles S$'000	Total S$'000
Cost:					
At 1 April 2007	263	1,798	365	379	2,805
Additions	-	29	-	-	29
Disposals and write-offs	(104)	(331)	(365)	-	(800)
At 31 March 2008	159	1,496	-	379	2,034
Accumulated depreciation:					
At 1 April 2007	210	1,614	365	271	2,460
Charge for the financial year	32	75	1	23	131
Eliminated on disposals and write-offs	(102)	(319)	(366)	-	(787)
At 31 March 2008	140	1,370	-	294	1,804
Net book value:					
At 31 March 2008	19	126	-	85	230
Cost:					
At 1 April 2006	263	1,792	375	379	2,809
Additions	-	13	-	-	13
Disposals and write-offs	-	(7)	(10)	-	(17)
At 31 March 2007	263	1,798	365	379	2,805
Accumulated depreciation:					
At 1 April 2006	178	1,556	374	248	2,356
Charge for the financial year	32	65	1	23	121
Eliminated on disposals and write-offs	-	(7)	(10)	-	(17)
At 31 March 2007	210	1,614	365	271	2,460
Net book value:					
At 31 March 2007	53	184	-	108	345

10. Property, plant and equipment (cont'd)

	The Group	
	2008 S$'000	2007 S$'000
Net book value of machinery and equipment held under finance leases	**5**	1,408
Net book value of leasehold land and buildings pledged under mortgage loan facilities	-	1,983

Details of the properties owned by the Company's subsidiaries included in land and buildings are as follows:

Location	Description	Tenure
Hong Kong		
Flat A, 28/F, Block 2, Greenknoll Court, 382 Castle Peak Road, Kwai Chung, New Territories, Hong Kong	A 53-square metre residential flat	50 years from 1997
Unit 2, 18/F, Wah Sing Industrial Building, 12-14 Wah Sing Street, Kwai Chung, New Territories, Hong Kong	A 344-square metre warehouse	50 years from 1997
China		
No. 9, Le Jin West Road, Zhongkai Hi-Tech Industrial Development Zone, Huizhou City, Guangdong, China	Factory building for manufacturing plant, warehouse and office with built-in area of 44,474 square metres built on a 147,266-square metre industrial land	50 years from 2001
Block A and B, 28 Daling Road, Shang Pai, Huizhou City, Guangdong, China	Two residential buildings with total built-in area of approximately 7,305 square metres	70 years from 2006
Flat 1207 and 1208, Tien Di Building, 3046 Bao An South Road, Shenzhen, China	Two residential flats of approximately 190 square metres	50 years from 1991
United Kingdom		
Ecclestone Road Tovil, Maidstone, Kent ME15 6QP England	Factory building for manufacturing plant, warehouse and office with built-in area of 3,090 square metres	Freehold
Flat 9, Washington House, 20 Basil Street, London SW3, England	A 177-square metre residential flat	72 years and 6 months from 1980

11. Interest in subsidiaries

	The Company	
	2008 **S$'000**	2007 S$'000
Unquoted equity shares, at cost	**390,769**	390,769
Allowance for impairment loss	**(500)**	-
	390,269	390,769
Loans to subsidiaries	**19,888**	21,708
Allowance for impairment loss	**(770)**	-
	19,118	21,708
	409,387	412,477

Details of the significant subsidiaries are set out in Note 38 to the financial statements.

Loans to subsidiaries form part of the Company's net investment in the subsidiaries. Interest-free loans amount to S$2,575,000 (2007 : S$2,821,000). The remaining loans of S$16,543,000 (2007 : S$18,887,000) are interest bearing at interest rates ranging from 4.02% to 6.67% (2007 : 4.67% to 6.42%) per annum. These amounts are unsecured and settlement is neither planned nor likely to occur in the foreseeable future.

During the financial year, the Company provided for impairment loss for its investment in a subsidiary as this subsidiary was loss making and the amount impaired represented the estimated amount that cannot be recovered by the Company in the foreseeable future.

The loans to subsidiaries that are not denominated in the functional currency of the Company are as follows:

	The Company	
	2008 **S$'000**	2007 S$'000
Hong Kong dollar	**19,118**	20,938

12. Interest in associates

	The Group		The Company	
	2008 **S$'000**	2007 S$'000	**2008** **S$'000**	2007 S$'000
Quoted equity shares, at cost	**165,620**	142,172	**139,037**	139,037
Unquoted equity shares, at cost	**38,831**	42,455	**42,265**	41,131
	204,451	184,627	**181,302**	180,168
Share of post-acquisition reserves	**89,279**	107,774	**-**	-
Allowance for impairment loss	**(1,126)**	(1,126)	**(137)**	(137)
	292,604	291,275	**181,165**	180,031
Market value of quoted equity shares at 31 March	**88,559**	68,473	**42,055**	68,473

Details of the significant associates are set out in Note 39 to the financial statements.

12. Interest in associates (cont'd)

	The Group	
	2008 S$'000	2007 S$'000
a) The Group's share of attributable profit of associates for the financial year is as follows:		
Share of results (note b)	**23,795**	71,387
Share of taxation (Note 8)	**(5,810)**	(6,969)
Share of attributable profit	**17,985**	64,418
b) Share of results include the following:		
Share of GP Batteries International Limited's:		
i) Gain on disposal of marketable securities	**8,193**	-
ii) Excess of interest in net asset value over consideration arising from the restructuring of Ningbo GP Energy Co., Ltd ("NGPE")	-	3,280
iii) Fire loss damages and related losses from a fire incident at NGPE	-	(3,710)
Share of (loss) gain of Linkz Industries Limited on its disposal of its electronic cable business unit	**(2,650)**	40,309
	5,543	39,879
c) Summarised financial information in respect of the Group's associates is set out below:		
Total assets	**1,658,913**	1,590,939
Total liabilities	**(788,905)**	(810,658)
Net assets	**870,008**	780,281
Revenue	**2,148,247**	1,969,893
Profit for the financial year	**71,583**	178,746

During the financial year, the Group did not recognise losses of associates, in which the Group's share of losses exceeded its interest therein of S$Nil (2007 : S$861,000). At 31 March 2008, accumulated losses not recognised are S$56,000 (2007 : S$3,190,000).

13. Investment in unquoted equity shares

	The Group	
	2008 S$'000	2007 S$'000
Unquoted equity shares, at cost	**28,597**	27,771
Shareholder's loans	**25,221**	24,493
	53,818	52,264
Allowance for impairment loss	**(10,088)**	(9,797)
	43,730	42,467

The investment represents CIHL's 19% interest in Gerard Corporation Pty Ltd ("Gerard Corporation"). Gerard Corporation is incorporated in Australia. The principal activities of the Gerard Corporation group of companies are manufacturing, printing, packaging, freight forwarding, commercial property ownership and rural interests in forestry and agriculture.

The shareholder's loans form part of the Group's net investment in Gerard Corporation. These loans are unsecured and settlement is neither planned nor likely to occur in the foreseeable future.

14. Non-current receivables

	The Group	
	2008 S$'000	2007 S$'000
Secured non-current receivables:		
Amount receivable relating to divestment of interest in Gerard Corporation (note a)	**48,218**	51,112
Others (note b)	**1,104**	-
	49,322	51,112
Unsecured non-current receivables:		
Advances to trade associates (note c)	**3,784**	3,674
Shareholder's loan to Gerard Corporation (note d)	**6,621**	6,429
Advances to a subsidiary of Gerard Corporation (note e)	**4,413**	-
Others	**1,759**	2,896
	16,577	12,999
	65,899	64,111

Note:

a) During the financial year ended 31 March 2005, CIHL divested 21% of its interest in Gerard Corporation. In 2003, CIHL also divested a 12.387% interest in Gerard Corporation. The proceeds from these disposals are receivable by instalments, secured over the debtors' 34.33% interest in Gerard Corporation and bear interest at interest rates ranging from 8.01% to 8.79% (2007 : 7.21% to 8.01%) per annum. The amount due after 31 March 2009 is repayable during the financial year ending 31 March 2010. The amount due before 31 March 2009 is included under receivables and prepayments (Note 19).

b) Being a loan to a business partner to enable him to subscribe for new shares in a company. The loan is secured by the shares in the afore-mentioned company. The loan bears interest at commercial interest rate except for the period from January 2008 to January 2009 during which the loan is non-interest bearing and is repayable by January 2011.

14. Non-current receivables (cont'd)

c) These advances were made by CIHL for expanding its business and facilitating selling and distribution of its products. The advances bear interest at 6.83% (2007 : 6.83%) per annum and has no fixed terms of repayment.

d) Shareholder's loan to Gerard Corporation bears interest at 6.75% (2007 : 6.75%) per annum and is repayable during the financial year ending 31 March 2010.

e) CIHL's advance to a subsidiary of Gerard Corporation would be settled in cash or through the conversion of shares in an entity within the Gerard Corporation group of companies or an entity related to Gerard Corporation, within two years from 31 March 2008. The amount is interest bearing and had no fixed terms of repayment. As at 31 March 2007, the amount was included under receivables and prepayments (Note 19).

Non-current receivables that are not denominated in the functional currencies of the respective entities are as follows:

	The Group	
	2008 S$'000	2007 S$'000
United States dollar	**2,863**	2,896
Australian dollar	**14,818**	10,103

15. Other investments

	The Group		The Company	
	2008 S$'000	2007 S$'000	**2008 S$'000**	2007 S$'000
Unquoted equity shares, at cost	**23,673**	7,612	**894**	894
Allowance for impairment loss	**(3,032)**	(3,130)	**(894)**	(894)
	20,641	4,482	**-**	-
Unquoted equity shares, at fair value (note a)	**-**	11,012	**-**	-
	20,641	15,494	**-**	-

Note:

a) At 31 March 2007, certain unquoted equity shares were carried at fair value. During the financial year, it was concluded that the fair value of such unquoted equity shares can no longer be reliably measured. In accordance to FRS 39 - *Financial Instruments: Recognition and Measurement*, the fair value carrying amount on 31 March 2007 becomes the new cost. Accordingly, such unquoted equity shares were included under unquoted equity shares, at cost at 31 March 2008.

Other investments that are not denominated in the functional currencies of the respective entities are as follows:

	The Group	
	2008 S$'000	2007 S$'000
Hong Kong dollar	**11,012**	11,013
New Taiwan dollar	**4,098**	4,481
United States dollar	**5,531**	-

16. Marketable securities

	The Group	
	2008 S$'000	2007 S$'000
Investments in marketable securities are classified as:		
Long-term investments	-	19,140
Current investments	-	68,503
Total marketable securities	-	87,643
Total value based on last traded market price at 31 March	-	87,643

As at 31 March 2007, the Group's investment in marketable securities comprised equity investment in:

a) Meiloon Industrial Co., Ltd. ("Meiloon"), a company incorporated in Taiwan, is principally engaged in the manufacture and sale of loudspeakers and other audio-visual devices and equipment. Shares of Meiloon are quoted on the main board of the Taiwan Stock Exchange Corporation.

b) TCL is principally engaged in the design, manufacture and sale and marketing of television sets, mobile phones, home appliances, personal computers and other consumer electronic products. Shares of TCL are quoted on SSE.

During the financial year:

a) The Group increased its equity interest in Meiloon to above 20% and accordingly, Meiloon was accounted for as an associate as at 31 March 2008.

b) The Group disposed of all of its shareholding in TCL and resulted in an exceptional gain (Note 7).

Marketable securities that are not denominated in the functional currencies of the respective entities are as follows:

	The Group	
	2008 S$'000	2007 S$'000
New Taiwan dollar	-	50,342
Renminbi	-	37,301

17. Intangible assets

	The Group	
	2008 S$'000	2007 S$'000
Goodwill	**4,325**	3,863
Other intangible assets	**1,372**	6,797
	5,697	10,660

17. Intangible assets (cont'd)

Movements of these intangible assets are as follows:

Goodwill

	The Group	
	2008 S$'000	2007 S$'000
Cost:		
Balance at beginning of the financial year	**9,946**	6,789
Additions	**833**	3,565
Currency realignment	**(524)**	(408)
Balance at end of the financial year	**10,255**	9,946
Accumulated impairment loss:		
Balance at beginning of the financial year	**6,083**	6,504
Charge for the financial year	**365**	-
Currency realignment	**(518)**	(421)
Balance at end of the financial year	**5,930**	6,083
Net book value:		
Balance at end of the financial year	**4,325**	3,863

The recoverable amount of goodwill is determined based on value in use calculations. The value in use calculations use cash flow projections based on approved financial budget, past performance of the cash-generating unit and expected market development. The discount rate applied was 6.24% (2007 : 6.33%).

Impairment loss for goodwill of S$365,000 (2007 : S$Nil) for the financial year is included in exceptional items (Note 7).

Other Intangible Assets

	The Group				
	Deferred expenditure S$'000	Trademark S$'000	Patent rights S$'000	Corporate club membership S$'000	Total S$'000
Cost:					
Balance at 1 April 2007	8,066	459	7,356	194	16,075
Currency realignment	(701)	(40)	(639)	-	(1,380)
Balance at 31 March 2008	7,365	419	6,717	194	14,695
Accumulated amortisation:					
Balance at 1 April 2007	7,241	367	753	-	8,361
Amortisation for the financial year	-	-	732	-	732
Currency realignment	(629)	(32)	(110)	-	(771)
Balance at 31 March 2008	6,612	335	1,375	-	8,322
Accumulated impairment loss:					
Balance at 1 April 2007	825	92	-	-	917
Charge for the financial year	-	-	4,432	-	4,432
Currency realignment	(72)	(8)	(268)	-	(348)
Balance at 31 March 2008	753	84	4,164	-	5,001
Net book value:					
At 31 March 2008	-	-	1,178	194	1,372

17. Intangible assets (cont'd)

	The Group				
	Deferred expenditure S$'000	Trademark S$'000	Patent rights S$'000	Corporate club membership S$'000	Total S$'000
Cost:					
Balance at 1 April 2006	8,661	493	7,901	194	17,249
Currency realignment	(595)	(34)	(545)	-	(1,174)
Balance at 31 March 2007	8,066	459	7,356	194	16,075
Accumulated amortisation:					
Balance at 1 April 2006	7,775	394	-	-	8,169
Amortisation for the financial year	-	-	782	-	782
Currency realignment	(534)	(27)	(29)	-	(590)
Balance at 31 March 2007	7,241	367	753	-	8,361
Accumulated impairment loss:					
Balance at 1 April 2006	886	99	-	-	985
Currency realignment	(61)	(7)	-	-	(68)
Balance at 31 March 2007	825	92	-	-	917
Net book value:					
At 31 March 2007	-	-	6,603	194	6,797

Patent rights are amortised on a straight-line basis over five years after commencing the commercial use.

The recoverable amount of the patent rights is determined based on value in use calculations. The value in use calculations use cash flow projections from sales of products using such patent rights. Such projections were based on approved financial budgets, past performance and expected market development. The discount rate applied was 6.40% (2007 : 4.30%).

During the financial year, the Group reviewed its patent rights and fully impaired a patent right with reference to the feasibility and process of product development attributable to the use of that patent right. In addition, the Group impaired another patent right with reference to the estimated recoverable amount through product sales. Impairment loss for patent rights of S$4,432,000 (2007 : S$Nil) for the financial year is included in exceptional items (Note 7).

18. Inventories

	The Group	
	2008 S$'000	2007 S$'000
Raw materials	**19,847**	17,239
Work-in-progress	**2,724**	3,107
Finished goods	**45,263**	28,831
	67,834	49,177

19. Receivables and prepayments

	The Group		The Company	
	2008 S$'000	2007 S$'000	**2008 S$'000**	2007 S$'000
Trade receivables from third parties	**46,141**	53,805	**-**	-
Less: Allowance for doubtful trade receivables	**(6,368)**	(10,329)	**-**	-
	39,773	43,476	**-**	-
Deposits and prepayments	**9,662**	5,610	**1,706**	718
Due from related parties – trade (note a, Note 33)	**19**	32	**-**	-
Due from associates – trade (note a)	**743**	1,949	**-**	-
Due from associates – non-trade (note a)	**101**	1,499	**2**	-
Due from a 19.3% owned investee company (note b)	**11,565**	9,118	**-**	-
Amount receivable relating to divestment of interest in Gerard Corporation (Note 14)	**8,827**	4,286	**-**	-
Amount retained for CIHL's divestment in 2003 (note c)	**82,234**	74,573	**-**	-
	113,151	97,067	**1,708**	718
Other receivables (note d)	**57,396**	80,032	**16**	2
Less: Allowance for doubtful other receivables	**(8,192)**	(9,972)	**-**	-
	49,204	70,060	**16**	2
	202,128	210,603	**1,724**	720

Trade receivables are generally non-interest bearing with credit terms of up to 120 days.

	The Group	
	2008 S$'000	2007 S$'000
Movements in the allowance for doubtful receivables are as follows:		
Balance at beginning of the financial year	**20,301**	23,250
(Write-back) charge for the financial year	**(2)**	166
Amount utilised	**(4,085)**	(1,682)
Currency realignment	**(1,654)**	(1,433)
Balance at end of the financial year	**14,560**	20,301
Allowance for doubtful receivables at end of the financial year comprises:		
Doubtful trade receivables	**6,368**	10,329
Doubtful other receivables	**8,192**	9,972
	14,560	20,301

Note:

a) The amounts due from associates and related parties are unsecured, non-interest bearing and repayable on demand. As at 31 March 2007, certain amount was interest bearing at 3.63% per annum.

b) The amount due from the 19.3% owned investee company is unsecured and repayable on demand. Certain amount bears interest at interest rates ranging from 4.26% to 6.97% (2007 : 5.84% to 6.60%) per annum.

19. Receivables and prepayments (cont'd)

c) In 2003, CIHL disposed of its electrical wiring devices and installation systems ("EWDIS") business held by Gerard Industries (No 3) Pty Ltd in Australia to Schneider Electric SA ("Schneider"). Part of the proceeds from disposal and the related interest receivable are to be retained for a period of four years from 22 December 2003 to cover any liability that CIHL may incur in respect of any warranty claims under the terms of the sale and purchase agreement. The amount bears interest at interest rates ranging from 6.24% to 7.43% (2007 : 5.98% to 6.25%) per annum. Subsequent to 31 March 2008, the Group received an amount of S$62,388,000 (equivalent to A$49,473,000) and reached an agreement with the buyer to retain the remaining amount for a further period until the warranty claim issue is resolved.

d) Other receivables of the Group, net of allowance for doubtful debts, comprise mainly:

i) CIHL's amounts due from its trade associates totalling S$14,309,000 (2007 : S$24,122,000). These advances are unsecured and repayable on demand. Certain amount bears interest at 3.00% (2007 : 3.00%) per annum;

ii) CIHL's amount due from an associate of Gerard Corporation of S$11,255,000 (2007 : S$10,849,000). The amount is unsecured and repayable on demand. Certain amount bears interest at interest rates ranging from 6.66% to 10.25% (2007 : 6.66% to 10.25%) per annum;

iii) CIHL's interest receivable of S$13,635,000 (2007 : S$8,363,000) on secured receivables (Notes 14 and 19). Interest receivable is due at the end of each interest period;

iv) As at 31 March 2007, CIHL's advance of S$3,883,000 to a subsidiary of Gerard Corporation. This advance is unsecured and interest bearing at 6.83% (2007 : 6.83%) per annum. As at 31 March 2008, the corresponding amount is included under non-current receivables (Note 14); and

v) As at 31 March 2007, CIHL's receivable of S$11,811,000 due from a subsidiary of a former joint venture for transfer of certain assets in China. This amount has been settled during the financial year.

The age analysis of trade receivables that are past due but not impaired are as follows:

	The Group	
	2008 S$'000	2007 S$'000
Past due 1 to 60 days	**2,353**	2,545
Past due 61 to 90 days	**369**	-
Past due 91 to 120 days	**79**	100
Past due more than 120 days	**-**	692
	2,801	3,337

The Group has not provided for any impairment loss allowance in respect of the above-mentioned receivables as there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group does not hold any collateral over these balances.

19. Receivables and prepayments (cont'd)

The age analysis of non-trade related receivables that are past due but not impaired are as follows:

	The Group	
	2008 S$'000	2007 S$'000
Past due 1 to 60 days (note e)	**1,260**	306
Past due 61 to 90 days (note e)	**641**	97
Past due 91 to 120 days (note e)	**80,889**	750
Past due more than 120 days (note f)	**22,118**	12,112
	104,908	13,265

Note:

e) Amount comprised mainly amount retained for CIHL's divestment in 2003 and related interest receivable of S$82,234,000 as at 31 March 2008 (note c) (2007 : S$Nil). The carrying value of the retention sum is stated net of the estimated liabilities that the Group may incur upon its settlement.

f) Amount comprised mainly secured receivable relating to divestment of interest in Gerard Corporation (Note 14) and related interest receivable of S$15,903,000 (2007 : interest receivable of S$6,543,000).

The Group has not provided for any impairment loss allowance in respect of the above-mentioned receivables as there has not been a significant change in credit quality and the amounts are still considered recoverable. Save for the amount relating to divestment of interest in Gerard Corporation (note f), the Group does not hold any collateral over these receivables.

Included in allowance for doubtful debts were specific allowance against trade receivables and other debtors of S$4,181,000 and S$8,192,000 respectively (2007 : S$7,320,000 and S$9,972,000 respectively). The impairment recognised represented the difference between the carrying amount of the related receivables and the present value of the collectible amount. Such receivables were individually impaired either because a debt was significantly past due and the debtor did not respond to repayment demands, or there were circumstances that indicate a debtor may not be able to honour its obligations when the debt is due. The Group does not hold any collateral over these receivables.

Receivables and prepayments that are not denominated in the functional currencies of the respective entities are as follows:

	The Group		The Company	
	2008 S$'000	2007 S$'000	**2008 S$'000**	2007 S$'000
United States dollar	**33,480**	47,967	-	-
Hong Kong dollar	**2,276**	1,060	-	-
Renminbi	**4,651**	1,892	-	-
Sterling pound	**393**	-	-	-
Euro	-	2,048	-	-
Japanese yen	**285**	431	-	-
Australian dollar	**91,430**	86,676	-	-
Swiss franc	-	638	-	-
Canadian dollar	**994**	-	-	-
Polish zloty	**142**	-	-	-

20. Bank balances, deposits and cash

	The Group		The Company	
	2008	2007	**2008**	2007
	S$'000	S$'000	**S$'000**	S$'000
Cash and bank balances	**20,821**	14,454	**465**	518
Fixed deposits	**5,672**	24,196	**1,309**	4,107
	26,493	38,650	**1,774**	4,625

Cash and bank balances comprise cash held by the Group and short-term fixed deposits with an original maturity of three months or less. The carrying amounts of these assets approximate their fair values.

Fixed deposits bear interest rates ranging from 0.10% to 5.82% (2007 : 0.45% to 5.30%) per annum.

Bank balances, deposits and cash that are not denominated in the functional currencies of the respective entities are as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	S$'000	S$'000	**S$'000**	S$'000
United States dollar	**4,681**	10,172	**1,430**	3,425
Hong Kong dollar	**4,766**	6,407	**56**	882
Singapore dollar	**100**	100	-	-
Renminbi	**2,572**	3,929	-	-
Euro	**583**	-	-	-
Japanese yen	-	263	-	-
Swiss franc	-	127	-	-

21. Trade and other payables

	The Group		The Company	
	2008	2007	**2008**	2007
	S$'000	S$'000	**S$'000**	S$'000
Trade payables:				
Third parties	**26,512**	31,221	-	-
Associates	**620**	2,122	-	-
Other payables:				
Third parties	**10,746**	21,925	**1,978**	2,388
Associates	**1,248**	899	**1**	6
Due to subsidiaries - non-trade, net	-	-	**14,461**	388
Accrued charges	**18,047**	17,479	**1,316**	3,042
Provision for cost of restructuring of operations	**7,352**	9,672	-	-
	64,525	83,318	**17,756**	5,824

Trade payables are generally with credit terms of up to 60 days.

21. Trade and other payables (cont'd)

Provision for cost of restructuring of operations mainly comprises costs expected to be incurred by CIHL in completing the disposal of the EWDIS business in 2003 (Note 19) and the restructuring involving the privatisation of CIHL in 2006 (Note 7). The provision is expected to be utilised substantially within the next twelve months, subject to clarification and verification of the amount claimed. The movement of the provision during the financial year is as follows:

	The Group	
	2008 S$'000	2007 S$'000
Balance at beginning of the financial year	**9,672**	12,069
Amount provided	-	769
Amount utilised	**(2,308)**	(3,155)
Currency realignment	**(12)**	(11)
Balance at end of the financial year	**7,352**	9,672

Trade and other payables that are not denominated in the functional currencies of the respective entities are as follows:

	The Group		The Company	
	2008 S$'000	2007 S$'000	**2008 S$'000**	2007 S$'000
United States dollar	**4,792**	15,894	**11,252**	139
Hong Kong dollar	**2,391**	2,296	**5,132**	9,754
Renminbi	**5,609**	6,446	-	-
Sterling pound	-	144	**(1,569)**	(6,155)
Euro	**212**	589	**(4,239)**	-
Japanese yen	-	97	-	-
Australian dollar	**94**	-	-	-

22. Obligations under finance leases

	Minimum lease payments		Present value of minimum lease payments	
	2008 S$'000	2007 S$'000	**2008 S$'000**	2007 S$'000
The Group				
Amounts payable under finance leases:				
Within one year	**3**	326	**2**	325
Within two to five years	**2**	5	**2**	5
	5	331	**4**	330
Less: Future finance lease charges	**(1)**	(1)	-	-
Present value of finance lease obligations	**4**	330	**4**	330
Less: Amount due within twelve months as shown under current liabilities			**(2)**	(325)
Amount due for settlement after twelve months			**2**	5

22. Obligations under finance leases (cont'd)

Certain finance leases of the Group bear interest on floating interest rate basis. The average initial lease term is approximately 5 years (2007 : 3.5 years).

Interest rates on finance leases range from 5.29% to 10.79% (2007 : 4.91% to 10.79%) per annum.

Obligations under finance leases that are not denominated in the functional currencies of the respective entities are as follows:

	The Group	
	2008 S$'000	2007 S$'000
Hong Kong dollar	**4**	7

23. Derivative financial instruments

The fair liability value of the derivative financial instruments comprised:

	The Group	
	2008 S$'000	2007 S$'000
Cross currency swap (note a)	**-**	9
Forward foreign exchange contracts (note b)	**-**	1,053
	-	1,062

Note:

a) During the financial year ended 31 March 2006, CIHL entered into a cross currency swap to manage its exchange rate exposure on receivables denominated in Australian dollar. Pursuant to the cross currency swap, CIHL agreed to pay an aggregate of A$65,160,000 and receive S$77,670,000 in January 2008. This cross currency swap was settled on a net basis in January 2008.

b) During the financial year ended 31 March 2007, the Group also entered into forward foreign exchange contracts to manage the Group's exchange rate exposures. As at 31 March 2007, the total notional amount of outstanding forward foreign exchange contracts to which the Group was committed was S$53,201,000.

Loss in fair value of and realised loss on the derivative financial instruments of S$4,856,000 (2007 : S$5,504,000) are included in exchange differences.

24. Amount due to ultimate holding company

The Company's immediate and ultimate holding company is Gold Peak Industries (Holdings) Limited ("Gold Peak"), a company incorporated in Hong Kong and listed on The Stock Exchange of Hong Kong Limited. The amounts due to Gold Peak are non-trade in nature, unsecured, non-interest bearing and repayable on demand.

25. Bank loans and overdrafts

	The Group		The Company	
	2008 S$'000	2007 S$'000	**2008 S$'000**	2007 S$'000
Current portion of long-term bank loans (Note 26)	**91,028**	161,621	**75,000**	155,264
Short-term bank loans	**66,383**	25,515	**37,948**	9,794
Bank overdrafts	**1,222**	2,503	**-**	-
Import loans	**2,425**	-	**-**	-
	161,058	189,639	**112,948**	165,058
Of which:				
Secured (mortgage loan)	**-**	126	**-**	-
Unsecured	**161,058**	189,513	**112,948**	165,058
	161,058	189,639	**112,948**	165,058

As at 31 March 2007, certain of the Group's leasehold land and buildings (Note 10) have been pledged to a bank to obtain the above mortgage loan facilities.

Interest rates on bank loans and overdrafts range from 1.43% to 8.99% (2007 : 3.73% to 7.25%) per annum.

Bank loans and overdrafts that are not denominated in the functional currencies of the respective entities are as follows:

	The Group		The Company	
	2008 S$'000	2007 S$'000	**2008 S$'000**	2007 S$'000
United States dollar	**2,761**	-	**-**	-
Hong Kong dollar	**-**	874	**-**	-
Sterling pound	**1,592**	6,204	**1,592**	6,204
Euro	**4,246**	-	**4,246**	-

26. Bank loans

	The Group		The Company	
	2008 S$'000	2007 S$'000	**2008 S$'000**	2007 S$'000
Long-term bank loans:				
Secured (mortgage loan)	**-**	126	**-**	-
Unsecured	**203,433**	256,855	**184,846**	230,264
	203,433	256,981	**184,846**	230,264
Less: Amounts due within one year (Note 25)				
Secured (mortgage loan)	**-**	(126)	**-**	-
Unsecured	**(91,028)**	(161,495)	**(75,000)**	(155,264)
	112,405	95,360	**109,846**	75,000

26. Bank loans (cont'd)

Bank loans are repayable within the following periods:

	The Group		The Company	
	2008 S$'000	2007 S$'000	**2008 S$'000**	2007 S$'000
More than one year, but not exceeding two years	**17,225**	92,571	**15,000**	75,000
More than two years, but not exceeding five years	**95,180**	2,789	**94,846**	-
	112,405	95,360	**109,846**	75,000

As at 31 March 2007, certain of the Group's leasehold land and buildings (Note 10) have been pledged to a bank to obtain the above mortgage loan facilities.

Interest rate on mortgage loan is 7.64% to 7.94% (2007 : 6.69% to 7.64%) per annum. Interest rates on other bank loans range from 2.13% to 7.75% (2007 : 3.45% to 7.25%) per annum.

Bank loans that are not denominated in the functional currencies of the respective entities are as follows:

	The Group		The Company	
	2008 S$'000	2007 S$'000	**2008 S$'000**	2007 S$'000
United States dollar	**38,649**	45,440	**24,846**	27,264
Sterling pound	-	126	-	-

27. Deferred tax assets (liabilities)

	The Group		The Company	
	2008 S$'000	2007 S$'000	**2008 S$'000**	2007 S$'000
Deferred tax assets	-	2,406	-	-
Deferred tax liabilities	**(954)**	(1,102)	**(96)**	(96)
Net deferred tax assets (liabilities)	**(954)**	1,304	**(96)**	(96)

Movements of the net deferred tax assets (liabilities) recognised by the Group and the Company are as follows:

	Accelerated tax depreciation S$'000	Tax losses S$'000	Other temporary differences, net S$'000	Total S$'000
The Group				
Balance at 1 April 2007	(309)	3,501	(1,888)	1,304
Credit (Charge) to income for the financial year	141	(3,411)	1,073	(2,197)
Currency realignment	16	(90)	13	(61)
Balance at 31 March 2008	(152)	-	(802)	(954)

27. Deferred tax assets (liabilities) (cont'd)

	Accelerated tax depreciation S$'000	Other temporary differences, net S$'000	Total S$'000
The Company			
Balance at 1 April 2007	(36)	(60)	(96)
Credit (Charge) to income for the financial year	13	(13)	-
Balance at 31 March 2008	(23)	(73)	(96)

As at 31 March 2008, subsidiaries of the Group have potential tax benefits of approximately S$14,934,000 (2007 : S$14,923,000) arising from unutilised tax losses, unabsorbed wear and tear allowances and other temporarily differences, which are available for set-off against future taxable profits. These potential tax benefits have not been recognised in the financial statements due to the uncertainty of its recoverability. The use of these potential tax benefits is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislation of the respective countries in which the subsidiaries operate.

28. Issued capital, share-based payments and dividends

a) Issued capital

	Group and Company			
	Number of ordinary shares		Issued capital	
	2008	2007	**2008 S$'000**	2007 S$'000
Issued and fully paid up:				
At beginning of the financial year	**576,447,925**	459,079,443	**304,286**	230,378
Issue of shares under the Company's Share Option Scheme 1999 (the "1999 Scheme")	**154,000**	610,000	**85**	350
Issue of consideration shares pursuant to the Scheme (Note 7)	-	116,758,482	-	73,558
At end of the financial year	**576,601,925**	576,447,925	**304,371**	304,286

The Group and the Company have one class of ordinary shares which carries no right to fixed income.

b) Share-based payments

i) Equity-settled share option scheme of the Company

The Company offers options to eligible grantees to subscribe for the ordinary shares in the Company under the 1999 Scheme.

The 1999 Scheme is administered by the Remuneration Committee. Exercise price of options equals to the average of the last dealt prices for the shares of the Company on the SGX-ST for the last three market days for which there was trading in the Company's shares, immediately preceding the date of offer. The Remuneration Committee may at its discretion fix the exercise price at a discount not exceeding 20% to the above price. The vesting period is one year from the date of offer for options granted without discount, or two years for options granted at a discount. The expiry date for options offered to eligible grantees that hold executive positions, including the executive directors, is ten years from the date of offer, or five years for other eligible grantees. Unexercised options are cancelled upon occurrence of certain events, including when the option holder ceases to be employed by the Group.

28. Issued capital, share-based payments and dividends (cont'd)

Details of the Company's options outstanding during the financial year are as follows:

	2008 Number of options '000	2008 Weighted average exercise price S$	2007 Number of options '000	2007 Weighted average exercise price S$
Outstanding at beginning of the financial year	**12,494**	**0.838**	13,495	0.827
Cancelled	**(797)**	**0.875**	(391)	0.869
Exercised	**(154)**	**0.550**	(610)	0.574
Outstanding at end of the financial year	**11,543**	**0.839**	12,494	0.838
Exercisable at end of the financial year	**11,543**		12,494	

The weighted average share price at the date of exercise for options exercised during the financial year was S$0.55 (2007 : S$0.71). The options outstanding at the end of the financial year have a weighted average remaining contractual life of 4.8 years (2007 : 5.8 years). No options were offered during the financial year.

ii) During the financial year, the Group and the Company did not recognise any expense related to equity-settled share-based payment transactions (2007 : S$Nil).

c) Dividends

	Group and Company 2008 S$'000	Group and Company 2007 S$'000
i) Dividends paid during the financial year are as follows:		
Proposed final tax-exempt (1-tier) dividend of 1.00 Singapore cent ("S cent") per ordinary share and special tax-exempt (1-tier) dividend of 1.00 S cent per ordinary share for the financial year ended 31 March 2007	**11,529**	-
Final and special dividends for the financial year ended 31 March 2007 paid in excess of amounts proposed due to issue of new ordinary shares between date of announcement of the dividends and book closure date	**3**	-
Proposed final tax-exempt (1-tier) dividend of 1.30 S cents per ordinary share for the financial year ended 31 March 2006	**-**	5,976
Special tax-exempt (1-tier) dividend of 8.038 S cents per ordinary share pursuant to the Scheme (Note 7)	**-**	36,950
Interim tax-exempt (1-tier) dividend of 1.30 S cents per ordinary share and special tax-exempt (1-tier) dividend of 1.20 S cents per ordinary share for the financial year ended 31 March 2008	**14,415**	-
Interim tax-exempt (1-tier) dividend of 1.30 S cents per ordinary share for the financial year ended 31 March 2007	**-**	7,494
	25,947	50,420

28. Issued capital, share-based payments and dividends (cont'd)

ii) Proposed dividends at 31 March are as follows:

	Group and Company	
	2008 S$'000	2007 S$'000
Final tax-exempt (1-tier) dividend of 0.5 S cent (2007 : 1.00 S cent) per ordinary share	**2,883**	5,764
Special tax-exempt (1-tier) dividend of 0.5 S cent (2007 : 1.00 S cent) per ordinary share	**2,883**	5,765
	5,766	11,529

The amount of proposed final dividend at 31 March 2008 is based on 576,601,925 (31 March 2007 : 576,447,925) issued shares at 29 May 2008 (2007 : 30 May 2007). These dividends are subject to approval by shareholders at the Annual General Meeting and have not been included as a liability in these financial statements.

29. Lease commitments

Minimum lease payments paid under operating leases as lessee are as follows:

	The Group		The Company	
	2008 S$'000	2007 S$'000	**2008 S$'000**	2007 S$'000
Operating lease expenses to:				
Related parties	**328**	314	**-**	-
Third parties	**6,117**	5,051	**449**	294

At the balance sheet date, the Group has outstanding commitments in respect of operating leases, which fall due as follows:

	The Group		The Company	
	2008 S$'000	2007 S$'000	**2008 S$'000**	2007 S$'000
Within one year	**4,828**	4,093	**428**	422
Within two to five years	**6,486**	6,368	**165**	589
After five years	**1,189**	1,666	**-**	-
	12,503	12,127	**593**	1,011

Operating lease payments represent rentals payable by the Group for rental of office and factory premises, motor vehicles and plant and machinery. Leases are negotiated for lease terms of between one to ten years except for factory premises, the lease terms of which are between ten to twenty years.

30. Capital commitments

	The Group		The Company	
	2008 S$'000	2007 S$'000	**2008 S$'000**	2007 S$'000
Capital expenditure:				
Investment in a subsidiary	**-**	-	**260**	-
Commitments for the acquisition of property, plant and equipment	**168**	72	**-**	-
	168	72	**260**	-

31. Contingent liabilities (unsecured)

	The Group		The Company	
	2008 S$'000	2007 S$'000	**2008 S$'000**	2007 S$'000
Guarantees given to certain banks in respect of banking facilities utilised by:				
Subsidiaries	**-**	-	**37,309**	29,811
Associates	**576**	2,326	**576**	2,326
A 19.3% owned investee company	**11,616**	9,316	**9,783**	4,372

The maximum amount the Group and the Company could become liable is as shown above.

The financial effects of the Amendments to FRS 39 relating to financial guarantee contracts issued by the Company are not material to the financial statements of the Company and therefore are not recognised.

32. Segment information

The principal activities of the Group's operations are the development, manufacturing and marketing of electronic equipment, parts and components, automotive wire harness, cables, cable assembly products, acoustics products, light fittings products and batteries. Accordingly, the income and profits of the Group's operations are derived substantially from these industry segments.

Segment revenue and expense: Segment revenue and expense are the revenue and expense reported in the Group's profit and loss statement that are directly attributable to a segment and the relevant portion of such revenue and expense that can be allocated on a reasonable basis to a segment.

Segment assets and liabilities: Segment assets are all operating assets that are employed by a segment in its operating activities and are either directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment liabilities are all operating liabilities of a segment and are either directly attributable to the segment or can be allocated to the segment on a reasonable basis.

Inter-segment transfers: Segment revenue and expenses include transfers between business segments. These transfers are eliminated on consolidation.

32. Segment information (cont'd)

a) Primary segment information for the Group based on business segments

	Electronics				Batteries	Elimination	Total
	Electronics and components	Cables and wire harness	Acoustics	Other businesses and investments			
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
2008							
Revenue							
External revenue	127,478	5,415	128,840	17,106	-	-	278,839
Inter-segment revenue	63,056	-	2,612	-	-	(65,668)	-
Total revenue	190,534	5,415	131,452	17,106	-	(65,668)	278,839
Results							
Segment results before interest, taxation and exceptional items	17,395	9,440	6,262	(6,934)	(8,228)	-	17,935
Exceptional items (Notes 7, 12b)	(1,695)	(2,434)	(365)	11,353	8,193	-	15,052
Segment results before interest and taxation but after exceptional items	15,700	7,006	5,897	4,419	(35)	-	32,987
Finance costs							(11,622)
Interest income							14,811
Profit before taxation							36,176
Income tax expense							(11,178)
Profit after taxation							24,998
Other information							
Additions of property, plant and equipment and intangible assets	1,496	622	1,736	1,160	-	-	5,014
Non-cash expenses:							
Depreciation and amortisation	4,119	325	1,854	1,015	-	-	7,313
Impairment losses recognised in profit or loss	1,326	-	365	3,488	-	-	5,179
Assets and liabilities							
Segment assets	178,435	15,355	89,236	304,860	-	(158,038)	429,848
Interest in associates	30,924	75,408	46,522	3,357	136,393	-	292,604
Investment in unquoted equity shares	-	-	-	43,730	-	-	43,730
Other unallocated assets							35
Total assets							766,217
Segment liabilities	91,914	4,189	112,858	19,498	-	(158,038)	70,421
Bank borrowings and finance lease obligations							273,467
Other unallocated liabilities							8,404
Total liabilities							352,292

32. Segment information (cont'd)

	Electronics				Batteries	Elimination	Total
	Electronics and components	Cables and wire harness	Acoustics	Other businesses and investments			
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
2007							
Revenue							
External revenue	117,300	124,451	132,002	9,690	-	-	383,443
Inter-segment revenue	53,859	-	1,496	-	-	(55,355)	-
Total revenue	171,159	124,451	133,498	9,690	-	(55,355)	383,443
Results							
Segment results before interest, taxation and exceptional items	12,239	17,541	(212)	(9,077)	9,503	-	29,994
Exceptional items (Notes 7, 12b)	(184)	47,413	(128)	3,111	(430)	-	49,782
Segment results before interest and taxation but after exceptional items	12,055	64,954	(340)	(5,966)	9,073	-	79,776
Finance costs							(15,239)
Interest income							16,057
Profit before taxation							80,594
Income tax expense							(11,097)
Profit after taxation							69,497
Other information							
Additions of property, plant and equipment and intangible assets	3,100	852	1,446	4,169	-	-	9,567
Non-cash expenses:							
Depreciation and amortisation	3,935	1,170	2,248	927	-	-	8,280
Assets and liabilities							
Segment assets	168,293	17,148	75,023	368,524	-	(105,782)	523,206
Interest in associates	29,874	94,353	2,389	2,729	161,930	-	291,275
Investment in unquoted equity shares	-	-	-	42,467	-	-	42,467
Other unallocated assets							2,481
Total assets							859,429
Segment liabilities	63,180	4,108	94,203	31,204	-	(105,782)	86,913
Bank borrowings and finance lease obligations							285,329
Other unallocated liabilities							7,026
Total liabilities							379,268

32. Segment information (cont'd)

b) Secondary segment information for the Group based on geographical segments

Revenue is analysed by the location of the customers or the shipment destination, where appropriate. Segment assets and capital additions are analysed by the geographical location in which the assets are located. The locations of investments in associates are deemed to be the countries of incorporation of those associates whose equity are held directly by the Company or its subsidiaries.

	The Group					
	Revenue		Carrying amount of segment assets		Additions of property, plant and equipment and intangible assets	
	2008 S$'000	2007 S$'000	**2008 S$'000**	2007 S$'000	**2008 S$'000**	2007 S$'000
Asia	**65,472**	166,719	**461,052**	570,962	**4,094**	8,756
Europe	**104,610**	93,140	**53,640**	46,451	**819**	645
America	**92,137**	111,102	**18,309**	24,086	**101**	166
Others	**16,620**	12,482	**233,216**	217,930	**-**	-
Total	**278,839**	383,443	**766,217**	859,429	**5,014**	9,567

33. Related party transactions

Related parties are entities with common direct or indirect shareholders and/or directors. Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related companies in these financial statements refer to members of the holding company's group of companies. For this Note 33 purposes, associates also include those that are associates of the holding and/or related companies.

Transactions between the Company and its subsidiaries, which are related companies of the Company, have been eliminated on consolidation and are not disclosed in this note.

In addition to the related party information disclosed elsewhere in the financial statements, the Group has significant transactions with related parties on normal commercial terms agreed between the parties as follows:

	Associates		Related companies	
	2008 S$'000	2007 S$'000	**2008 S$'000**	2007 S$'000
Sales	**5,808**	6,678	**-**	-
Licence fee	**-**	-	**(1,253)**	(1,203)
Purchases	**(1,212)**	(2,248)	**-**	-
Rental expenses	**(50)**	(59)	**(328)**	(314)

The remuneration of key management personnel is as follows:

	The Group	
	2008 S$'000	2007 S$'000
Short-term benefits	**5,048**	5,714

34. Adoption of new and revised FRS

During the financial year, the Group adopted the following new or revised FRS and INT FRS that are effective for the Company's financial year commenced on 1 April 2007.

Amendments to FRS 1	-	*Presentation of Financial Statements – Capital Disclosures*
FRS 107	-	*Financial Instruments: Disclosures*

The adoption of the above-mentioned new or revised FRS did not result in any change to the Group's accounting policies. Adoption of FRS 107 resulted in an expansion of the disclosures in the financial statements regarding the Group's financial instruments.

35. FRS yet to be adopted

At the date of authorisation of these financial statements, the following FRSs that are relevant to the Group were issued but not effective:

Revised FRS 1	-	*Presentation of Financial Statements*
Revised FRS 23	-	*Borrowing Costs*
FRS 108	-	*Operating Segments*

Consequential amendments were also made to various standards as a result of these new or revised standards.

The Group's assessment is set out below:

Revised FRS 23 removes the option to recognise immediately as an expense borrowing costs that are attributable to qualifying asset, except for those borrowing costs on qualifying assets that are measured at fair value or inventories that are manufactured or produced in large quantities on a repetitive basis. The Group will apply Revised FRS 23 from 1 April 2009. The adoption of the Revised FRS 23 is not expected to have a significant impact on the financial statements of the Group.

FRS 108 supersedes FRS 14 - *Segment Reporting* and requires the Group to report the financial performance of its operating segments based on the information used internally by management for evaluating segment performance and deciding on allocation of resources. The Group will apply FRS 108 from 1 April 2009. Currently, the Group presents its segment information based on business segments (Note 32). The Group is reviewing the presentation of segment disclosures in respect of operating segments as stipulated under FRS 108. As FRS 108 is a disclosure standard, adoption of FRS 108 will have no impact on the financial position of the Group.

Save as above-mentioned, the initial application of these FRSs and revised FRSs are not expected to have any material impact on the financial statements of the Company and the Group.

36. Critical accounting judgements and key sources of estimation uncertainty

Critical Judgements in Applying the Group's Accounting Policies

In the application of the Group's accounting policies, which are described in Note 2, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant and are reviewed on an ongoing basis. Actual results may differ from these estimates.

Key Sources of Estimation Uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

36. Critical accounting judgements and key sources of estimation uncertainty (cont'd)

Amortisation and Impairment of Intangible Assets

The Group amortises the patent rights on a straight-line basis over the estimated useful life. The estimated useful life reflects the directors' estimate of the periods that the Group intends to derive future economic benefits from the use of the patent rights. Change in this estimation may have a material impact on the result. When the directors estimate that future economic benefits that can be derived from the use of a patent right is less than its carrying value, an impairment loss is recognised immediately. Circumstances leading to the impairment allowance provided during the financial year, if any, and the net carrying value of patent rights are stated in Note 17.

Impairment of Goodwill

The Group estimates the value in use of the cash-generating units to which the goodwill is allocated in determining whether goodwill requires any impairment. This requires the Group to estimate the future cash flows expected from the cash-generating units and an appropriate discount rate in order to calculate the present value of the future cash flows. The impairment allowance provided during the financial year, if any, and the net carrying value of goodwill is stated in Note 17.

Impairment of Property, Plant and Equipment

Property, plant and equipment are reviewed for impairment whenever there is any indication that the assets are impaired. If any such indication exists, the recoverable amount (i.e. higher of the fair value less cost to sell and value in use) of the asset is estimated to determine the impairment loss. Details of the carrying amount of the property, plant and equipment are stated in Note 10.

The key assumptions for the value in use calculation are those regarding the growth rates and expected change to selling prices and direct costs during the year and a suitable discount rate.

Fair Value Estimation of Unquoted Available-for-sale Financial Assets

The Group holds unquoted equity shares that are not traded in an active market (Note 15). The Group established their fair value by using valuation techniques which were most appropriate in light of the nature, facts and circumstances of the investment. The Group estimated the fair value of the unquoted equity shares by reference to the net assets of these unquoted equity shares after adjusting the fair value of the underlying assets and liabilities as appropriate. During the financial year, it was concluded that the fair value of such unquoted equity shares can no longer be reliably measured using the above-mentioned valuation techniques. In accordance to FRS 39 - *Financial Instruments: Recognition and Measurement*, the fair value carrying amount on 31 March 2007 becomes the new cost. Accordingly, such unquoted equity shares were included under unquoted equity shares, at cost at 31 March 2008.

Allowance for Bad and Doubtful Debts

The policy for allowances for bad and doubtful debts of the Group is based on the evaluation of collectability and aging analysis of accounts and on management's judgement. A considerable amount of judgement is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in the impairment of their ability to make payments, additional allowances may be required. Details of the carrying amount of the receivables are stated in Note 19.

Cost Associated with CIHL's Disposal of the EWDIS Business

CIHL has operated the EWDIS business for many years with presence in many countries. Upon CIHL's disposal of the EWDIS business to Schneider, best efforts were put in to cover all areas with certainty in the sale and purchase agreement (the "Agreement"). Nevertheless, it is envisaged that there are possibilities that certain events may occur as a result of conditions existing prior to the disposal with implications on the terms of the Agreement. These contingencies are covered by the warranty clause in the Agreement. In addition, the Group also expects to incur cost and expense to complete certain transactions under the Agreement. Accordingly, the Group has set aside reasonable amounts of provision to cover such uncertainties (Note 21).

37. Financial instruments and financial risk management

a) Categories of financial instruments

The following table sets out the financial instruments as at the balance sheet date:

	The Group		The Company	
	2008 S$'000	2007 S$'000	**2008 S$'000**	2007 S$'000
Financial assets				
Loans and receivables (including cash and bank balances)	**288,920**	310,332	**21,844**	30,966
Available-for-sale financial assets	**64,371**	145,604	**-**	-
Financial liabilities				
Designated as fair value through profit or loss	**-**	1,062	**-**	-
Amortised cost	**336,536**	361,508	**240,587**	245,929

b) Credit risk

The Group manages credit risk by ongoing credit evaluation of the counterparties' financial position, limiting the aggregate financial exposure to any individual counterparty and requiring counterparties to provide letters of credit or other forms of security, if considered necessary.

The Group places its cash and fixed deposits with reputable financial institutions.

The Group has no major concentration of credit risk in respect of its trade debtors.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Group's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

c) Interest rate risk

The interest rate risk exposure of the Company and its subsidiaries mainly arises from their interest bearing debts and interest bearing assets, which are substantially bearing interest at floating rates.

If interest rate had been 50 basis points higher or lower and all other variables were held constant:

i) the Group's interest income for the financial year would increase or decrease by S$971,000 (2007 : S$1,239,000).

ii) the Group's finance costs for the financial year would increase or decrease by S$1,403,000 (2007 : S$1,519,000).

37. Financial instruments and financial risk management (cont'd)

d) Foreign currency risk

The Group's monetary assets and liabilities are mainly denominated in United States dollar, Sterling pound, Euro, Hong Kong dollar, Renminbi, Australian dollar and Singapore dollar. Exposures to foreign currency risks are managed as far as possible by matching monetary assets and liabilities in the same currency denomination and supplemented with appropriate financial instruments where necessary. The Group uses derivative financial instruments to mitigate the financial impact associated with foreign currency and interest rates fluctuations relating to certain forecasted transactions (Note 23).

If the respective functional currency of the Company and its subsidiaries strengthens or weakens by 5% (2007 : 5%) against the following major relevant foreign currencies with all other variables held constant, the Group would record additional exchange gain (loss) as follows:

	The Group			
	2008		2007	
	Strengthen S$'000	**Weaken S$'000**	Strengthen S$'000	Weaken S$'000
Australian dollar (note a)	**(5,625)**	**5,625**	(1,570)	1,552
Euro	**(1,363)**	**1,507**	(340)	376
Hong Kong dollar	**(1,968)**	**2,175**	(2,612)	2,887
Singapore dollar	**451**	**(451)**	442	(442)
Sterling pound	**(212)**	**212**	(202)	202
United States dollar	**(260)**	**201**	(642)	652

In addition to the above-mentioned effect on the Group's exchange difference, which will have an effect on the Group's equity, if the respective functional currency of the Company and its subsidiaries strengthens or weakens by 5% (2007 : 5%) against the following relevant foreign currencies with all other variables held constant, the Group's equity would increase (decrease) by:

	The Group			
	2008		2007	
	Strengthen S$'000	**Weaken S$'000**	Strengthen S$'000	Weaken S$'000
Hong Kong dollar (note b)	**(910)**	**1,006**	(4,290)	4,081
United States dollar (note b)	**-**	**-**	(824)	824

Note:

a) This is mainly attributable to the amount retained for CIHL's divestment in 2003 (Note 19) (2007 : retention sum and derivative financial instruments (Note 23)).

b) This is mainly attributable to monetary items that in substance are part of the Company's net investment in its overseas operations and recognised in equity.

In management's opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the year due to seasonal effects of its business activities.

The Group's foreign currency translation risk arises mainly from the Company's foreign incorporated subsidiaries and associates, whose net assets are denominated in currencies other than Singapore dollar, the Company's reporting currency.

37. **Financial instruments and financial risk management** (cont'd)

e) Liquidity risk

The Group finances its operations by a combination of borrowings and equity. Adequate lines of credit are maintained to ensure the necessary liquidity is available when required. The Company is in a net current liabilities position but funds will be available from certain subsidiaries when required.

The remaining contractual maturity for non-derivative financial liabilities is as follows:

	The Group				
	Weighted average effective interest rate %	On demand or within 1 year S$'000	Within 2 to 5 years S$'000	Adjustments S$'000	Total S$'000
2008					
Non-interest bearing		63,069	-	-	63,069
Finance lease obligations (fixed rate)	10.8	3	2	(1)	4
Variable interest rate instruments	2.8	166,075	115,679	(8,291)	273,463
		229,147	115,681	(8,292)	336,536
2007					
Non-interest bearing		76,179	-	-	76,179
Finance lease obligations (fixed rate)	10.5	3	6	(1)	8
Finance lease obligations (floating rate)	5.4	328	-	(6)	322
Variable interest rate instruments	4.8	196,189	98,021	(9,211)	284,999
		272,699	98,027	(9,218)	361,508

Details of the Group's derivative financial instruments have been disclosed in Note 23.

f) Capital risk

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to its stakeholders through the optimization of the debt and equity balance.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in Notes 25 and 26, and equity attributable to the equity holders of the Company.

Management reviews the Group's capital structure from time to time and recommends to the Board of Directors appropriate actions such as payment of dividend, new share issues, share buy-back and utilisation of available banking facilities.

g) Fair values of financial assets and financial liabilities

The fair values of financial assets and financial liabilities approximate the carrying amounts recorded in the financial statements, determined in accordance with the accounting policies disclosed in Note 2 to the financial statements.

38. Subsidiaries

Significant subsidiaries of the Group are as follows:

Name of company	Place of incorporation and business	Principal activities	Effective percentage of equity and voting power held 2008 %	2007 %
Bowden Industries (China) Limited [1][d]	Hong Kong	Investment holding	**100**	100
Bowden Industries Limited [1][b]	Hong Kong	Investment holding, manufacturing and trading of electrical wiring accessories, electronic control devices and related products	**100**	100
Bowden Switchgear (HK) Ltd [1][d]	Hong Kong	Investment holding	**100**	100
Burgess Investments Limited [1][3]	Bahamas	Investment holding	**100**	100
Celestion International Limited [1][c]	England and Wales	Design and trading of loudspeakers	**100**	100
CIH Limited [a]	Singapore	Investment holding	**100**	100
Coudrey Investments Limited [1][3]	Seychelles	Investment holding	**100**	80
Dragon Star Enterprises Limited [1][3]	British Virgin Islands	Investment holding	**100**	100
Enventure Limited [1][d]	British Virgin Islands	Investment holding	**100**	100
Famingo Pte Ltd [a]	Singapore	Investment holding	**100**	100
Fancy Luck Investment Limited [1][b]	Hong Kong	Investment holding	**100**	100
Fortune Way Developments Limited [1][d]	British Virgin Islands	Property holding	**100**	100
Giant Fair Investment Limited [1][b]	Hong Kong	Investment holding	**100**	100
GP Acoustics France SAS [1][c]	France	Marketing and trading of audio and electronics products	**100**	100
GP Acoustics GmbH [1][c]	Germany	Distribution of audio products	**100**	100

38. Subsidiaries (cont'd)

Name of company	Place of incorporation and business	Principal activities	Effective percentage of equity and voting power held 2008 %	2007 %
GP Acoustics Limited [3]	British Virgin Islands	Investment holding	**100**	100
GP Acoustics (HK) Limited [1][b]	Hong Kong	Marketing and trading of audio and electronics products	**100**	100
GP Acoustics (Singapore) Pte Limited [a]	Singapore	Marketing and trading of audio and electronics products	**100**	100
GP Acoustics (UK) Limited [1][b]	England and Wales	Investment holding and trading of loudspeakers	**100**	100
GP Acoustics (US), Inc. [1][c]	United States of America	Marketing and distribution of loudspeakers	**79.57**	77.89
GP Electronics (China) Limited [b]	Hong Kong	Investment holding	**100**	100
GP Electronics (HK) Limited [b]	Hong Kong	Marketing and trading of audio products	**100**	100
GP Electronics (Huizhou) Co., Ltd. [2][g]	The People's Republic of China	Manufacturing of electronics and acoustics products	**92.50**	92.50
金柏電子有限公司 [1][2][5][i]	The People's Republic of China	Marketing and trading of electronics and acoustics products	**100**	100
GP Electronics (SZ) Limited [4][i]	The People's Republic of China	Development of electronics products	**100**	100
GP Industries Marketing Limited (formerly known as GP Auto Parts Limited) [b]	Hong Kong	Investment holding, marketing and trading of automotive wire harness	**100**	100
GP International Marketing Pte. Ltd. [1][a]	Singapore	Trading	**100**	100
GP Lighting Sales (Shanghai) Company Limited [1][d]	The People's Republic of China	Trading of lighting products	**100**	-
GP Lighting Technology (Huizhou) Limited [1][d]	The People's Republic of China	Manufacturing and trading of lighting products and accessories	**100**	100

38. Subsidiaries (cont'd)

Name of company	Place of incorporation and business	Principal activities	Effective percentage of equity and voting power held 2008 %	2007 %
GP Lighting Technology (Shanghai) Limited [1][d]	The People's Republic of China	Manufacturing and trading of lighting products and accessories	**100**	100
GP Precision Parts (Huizhou) Co., Ltd. [1][2][g]	The People's Republic of China	Manufacturing of metal and plastic parts	**70**	70
GPE International Limited [b]	Hong Kong	Investment holding	**100**	100
Huizhou GP Wiring Technology Ltd. [2][h]	The People's Republic of China	Manufacturing of automotive wire harness	**80**	80
KEF Audio (UK) Limited [1][c]	England and Wales	Design and trading of loudspeakers	**100**	100
Key Win Industrial Limited [b]	Hong Kong	Investment holding	**100**	100
Maxson Industries Limited [1][4][6][f]	Hong Kong	Investment holding and trading	**100**	-
Maxson Industries (Huizhou) Limited [1][2][e]	The People's Republic of China	Plastic mould fabrication and manufacturing of injection moulded plastic components	**100**	-
Nike Enterprises Limited [b]	Hong Kong	Investment holding	**100**	100
Pacific Fame Investments Ltd [1][3]	British Virgin Islands	Investment holding	**100**	100
Pinberry Investments Limited [1][3]	British Virgin Islands	Investment holding	**100**	100
Refour Group Ltd [1][d]	British Virgin Islands	Investment holding	**100**	100
Regal Trinity Limited [1][d]	British Virgin Islands	Investment holding	**100**	100
Smart Tech International Limited [f]	Hong Kong	Investment holding	**100**	100
Star Bright Technology Limited [1][d]	Hong Kong	Investment holding	**100**	100

38. Subsidiaries (cont'd)

Name of company	Place of incorporation and business	Principal activities	Effective percentage of equity and voting power held 2008 %	2007 %
Tarway Two Pty Ltd [1][3]	Australia	Investment holding	**100**	100
Whitehill Industries Limited [1][b]	Hong Kong	Investment holding	**100**	100

Note:

[1] Equity interest is held by subsidiaries of the Company.

[2] These subsidiaries, in compliance with their local statutory requirement, adopt 31 December as their financial year end. Such financial year end is not co-terminous with that of the Company. Adjustments are made for the effect of any significant transactions that occur between 1 January and 31 March. A member firm of Deloitte Touche Tohmatsu of which Deloitte & Touche LLP, Singapore is a member, has reviewed the financial statements of certain of these subsidiaries for the purposes of the consolidated financial statements of the Group.

[3] The financial statements of these subsidiaries are not audited as there are no statutory audit requirements in its country of incorporation. The financial statements have been reviewed by Deloitte & Touche LLP, Singapore or a member firm of Deloitte Touche Tohmatsu for the purposes of the consolidated financial statements of the Group.

[4] The financial statements of this subsidiary have been reviewed by member firms of Deloitte Touche Tohmatsu for the purposes of the consolidated financial statements of the Group.

[5] For identification purpose, the translated name for this subsidiary is "GP Electronics Limited".

[6] During the financial year, Maxson Industries Limited has become a wholly owned subsidiary of the Group (Note 39). The contribution from the Maxson Industries Limited group of companies to the Group's revenue and profit before tax was not significant for the period between date of acquisition to the balance sheet date and for the whole financial year had the acquisition been completed on 1 April 2007.

[a] Audited by Deloitte & Touche LLP, Singapore, which are the auditors of all Singapore incorporated subsidiaries.

[b] Audited by member firms of Deloitte Touche Tohmatsu.

[c] Subsidiary of GP Acoustics (UK) Limited. The consolidated financial statements of GP Acoustics (UK) Limited are audited by a member firm of Deloitte Touche Tohmatsu.

[d] Subsidiary of Bowden Industries Limited. The consolidated financial statements of Bowden Industries Limited are audited by a member firm of Deloitte Touche Tohmatsu.

[e] Subsidiary of Maxson Industries Limited. The consolidated financial statements of Maxson Industries Limited are audited by Au Choi Yuen & Co.

[f] Audited by Au Choi Yuen & Co.

[g] Audited by Guangdong Yangcheng Certified Public Accountants Company Limited Huizhou Branch.

[h] Audited by Huizhou East Certified Public Accountants.

[i] Audited by Shenzhen Zhengfenglifu Certified Public Accountants.

39. Associates

Significant associates of the Group are as follows:

Name of company	Place of incorporation and business	Principal activities	Effective percentage of equity and voting power held 2008 %	2007 %
Advanced Sound Technology, Inc. (2)(e)	Philippines	Manufacturing of loudspeakers	**20.00**	20.00
Changchun Furukawa GP Automobile Harness Co., Ltd. (g)	The People's Republic of China	Manufacturing of automotive wire harness	**20.00**	49.00
Dai-ichi Electronics (Shanghai) Co Ltd. (f)	The People's Republic of China	Manufacturing of loudspeakers and electronics products	**20.00**	20.00
Dongguan Jifu Metallic Products Ltd. (2)(3)	The People's Republic of China	Manufacturing of metallic products	**30.00**	30.00
Furukawa GP Auto Parts (HK) Limited (a)	Hong Kong	Investment holding and trading of automotive wire harness	**20.00**	20.00
GP Auto Cable (Huizhou) Limited (2)(f)	The People's Republic of China	Manufacturing of automotive wire harness	**20.00**	20.00
GP Batteries International Limited (1)	Singapore	Manufacture, development and marketing of batteries and battery-related products	**49.15**	49.19
Hewtech-LTK Limited (2)(4)	Hong Kong	Manufacturing of electrical wires	**18.89**	18.05
Kunshan TIME Interconnect Limited (2)(4)	The People's Republic of China	Manufacturing of cable assemblies	**47.23**	-
Linkz Industries Limited (c)	Hong Kong	Investment holding	**47.23**	45.13
Linkz Industries (Shanghai) Ltd. (formerly known as Shanghai LTK Electric Wire Ltd.) (2)(4)	The People's Republic of China	Manufacturing of cables	**44.87**	42.87
Linkz Industries (Suzhou) Limited (2)(4)	The People's Republic of China	Manufacturing of local area network cables and light emitting diodes	**47.23**	-
Linkz International Limited (2)(4)	Hong Kong	Trading of electronic cables and wires and cable assemblies	**47.23**	45.13

39. Associates (cont'd)

Name of company	Place of incorporation and business	Principal activities	Effective percentage of equity and voting power held 2008 %	2007 %
Maxson Industries Limited (2) (9) (b)	Hong Kong	Investment holding and trading	-	49.00
Maxson Industries (Huizhou) Limited (2) (7)	The People's Republic of China	Plastic mould fabrication and manufacturing of injection moulded plastic components	-	49.00
Meiloon Industrial Co., Ltd. (2) (11)	Taiwan	Development, manufacturing and marketing of acoustics and audio-visual equipment	**20.29**	-
Shenzhen Gloria Electronics Ltd. (2) (10)	The People's Republic of China	Manufacturing of parts and components for audio products	-	18.75
Shinwa Industries (China) Ltd. (2) (5)	The People's Republic of China	Manufacturing of electronic components	**10.50**	10.50
Shinwa Industries (Hangzhou) Limited (2) (5)	The People's Republic of China	Manufacturing of electronic components	**10.50**	10.50
Shinwa Industries (H.K.) Limited (8) (d)	Hong Kong	Trading of electronic components	**15.00**	15.00
SPG Industry (China) Limited (2) (6)	The People's Republic of China	Manufacturing of high precision parts and components	**32.49**	32.49
SPG Industry (H.K.) Limited (c)	Hong Kong	Trading of high precision parts and components	**46.41**	46.41
SPG Tech (China) Ltd. (2) (6)	The People's Republic of China	Manufacturing of tooling and moulds	**46.41**	46.41
Tapestry Vineyards Pty Ltd (2) (12)	Australia	Vineyard	-	49.00
Time Interconnect, Inc. (formerly known as LTK Cable Technology, Inc) (2) (4)	United States of America	Trading of electronic cables and wires and cable assemblies	**47.23**	45.13
Wisefull Technology Limited (2) (b)	Hong Kong	Investment holding and trading of metallic products	**30.00**	30.00

39. Associates (cont'd)

Name of company	Place of incorporation and business	Principal activities	Effective percentage of equity and voting power held 2008 %	2007 %
Xuzhou Gloria Engineering Ltd. (10)	The People's Republic of China	Manufacturing of parts and components for audio products	-	25.00
Zhongfu Technology Limited (2) (h)	Hong Kong	Trading of metallic products	**30.00**	30.00

Note:

(1) GP Batteries International Limited ("GP Batteries") is listed on the Mainboard of Singapore Exchange Securities Trading Limited. The consolidated financial statements of GP Batteries are audited by Deloitte & Touche LLP, Singapore. Significant subsidiaries and associates of GP Batteries are listed in the financial statements of GP Batteries.

(2) Equity interest is held by subsidiaries or associates of the Company.

(3) Subsidiary of Wisefull Technology Limited.

(4) Subsidiary or associate of Linkz Industries Limited.

(5) Subsidiary of Shinwa Industries (H.K.) Limited.

(6) Subsidiary of SPG Industry (H.K.) Limited.

(7) Subsidiary of Maxson Industries Limited.

(8) The Group has significant influence in Shinwa Industries (H.K.) Limited ("Shinwa") through the Company's representation on Shinwa's board of directors.

(9) During the financial year, Maxson Industries Limited has become a wholly owned subsidiary of the Group (Note 38).

(10) These associated companies were disposed of during the financial year.

(11) Meiloon Industrial Co., Ltd. ("Meiloon") is listed on the Taiwan Stock Exchange Corporation. The consolidated financial statements of Meiloon are audited by PKF Taiwan.

(12) During the financial year, the Group's effective interest in Tapestry Vineyards Pty Ltd was diluted from 49% to 16.6%.

(a) Audited by a member firm of Deloitte Touche Tohmatsu of which Deloitte & Touche LLP, Singapore is a member.

(b) The consolidated financial statements of Maxson Industries Limited and Wisefull Technology Limited are audited by Au Choi Yuen & Co.

(c) The consolidated financial statements of Linkz Industries Limited and SPG Industry (H.K.) Limited are audited by a member firm of Deloitte Touche Tohmatsu.

(d) The consolidated financial statements of Shinwa Industries (H.K.) Limited are audited by PricewaterhouseCoopers Ltd.

(e) Audited by Diaz Murillo Dalupan and Company.

(f) Audited by Huizhou East Certified Public Accountants.

(g) Audited by Reanda Certified Public Accountants Branch of Jilin.

(h) Audited by Au Choi Yuen & Co.

(i) Audited by Shanghai Jinghua Certified Public Accountants Co., Ltd..

40. Major non-cash transactions

During the financial year, a trade associate settled an amount of S$5,531,000 due to the Group by issuing shares to the Group, resulting in an increase in the Group's other investments (Note 15).

In the opinion of the directors, the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company as set out on pages 28 to 88 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2008, and of the results, changes in equity and cash flows of the Group and changes in equity of the Company for the financial year then ended and at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board of Directors

Victor Lo Chung Wing
Chairman

Leung Pak Chuen
Executive Vice Chairman

26 June 2008

Introduction

This Statement describes how GP Industries Limited (the "Company") applied the principles of the Code of Corporate Governance introduced in April 2001 and amended in 2005 (the "Code") to its corporate governance processes and activities with specific reference to the Code and any deviations from the Code are explained.

Board Matters

Principle 1: The Board's Conduct of Affairs

The principal functions of the Board are:

(i) supervising the overall management of the business and affairs of the Group;

(ii) approving the Group's strategic plans, significant investment and divestment proposals and funding decisions;

(iii) reviewing the Group's financial performance and key operational initiatives;

(iv) implementing risk management policies and practices;

(v) approving nominations to the Board of Directors;

(vi) reviewing and endorsing the recommended framework of remuneration for the Board and key executives by the Remuneration Committee; and

(vii) assuming responsibility for corporate governance.

The Board conducts regular meetings on a quarterly basis and ad hoc meetings as and when required. Article 106(2) of the Company's Articles of Association allows Board meetings to be conducted by way of telephone or video conferencing. The attendance of the Directors at meetings of the Board and Board Committees, as well as the frequency of such meetings, are disclosed in this Statement. The Company, however, believes that the contributions of the Directors can be reflected in means other than by the attendance at such meetings. A Director is appointed on the strength of his calibre, experience and his potential to contribute to the proper guidance of the Company and its businesses in forms such as management's access to him for guidance or exchange of views outside the formal environment of Board meetings and also his ability to bring relations which are strategic to the interests of the Group.

Matters that are specifically reserved for the Board's decision include material acquisitions and disposal of assets, corporate or financial restructuring, share issuance and dividend payment to shareholders, interested person transactions, and other transactions of a material nature requiring announcement under the listing rules of the Singapore Exchange Securities Trading Limited ("SGX-ST").

The Company provides facilities for new Directors to meet their relevant training needs and also orientation programmes to familiarise them with the Company's business and governance practices. All Directors are routinely updated on developments in the operating environment, particularly on relevant new laws and regulations.

Principle 2: Board Composition and Guidance

Presently, the Board consists of eight Directors, of whom three are Independent (as defined in the Code) Non-Executive Directors. Key information regarding the Directors is provided under the "Board of Directors and Senior Management" section of the annual report.

Principle 2: Board Composition and Guidance (cont'd)

The Nominating Committee is of the view that the current Board comprises persons who, as a group, provides core competencies necessary to meet the Company's objectives.

The Board has reviewed its composition of Directors and is satisfied that such composition is appropriate for the nature and scope of the Group's operations and facilitates effective decision-making. The Board will constantly examine its size with a view to determining its impact upon its effectiveness.

Principle 3: Chairman, Executive Vice Chairman and Managing Director

The Chairman of the Company bears responsibility for the overall functioning of the Board. The Executive Vice Chairman and Managing Director are responsible for the daily running of the Group's business. The Chairman, the Executive Vice Chairman and the Managing Director are not related.

Principle 6: Access to Information

Management provides the Board and its various sub-committees with relevant information and reports prior to their respective meetings. In addition, management also provides the Board with further information or ad hoc reports as and when required. Board members are also consulted or updated with latest developments of the Group with regular management meetings, circulation of discussion papers and informal meetings such as discussions via tele-communications. Directors have separate and independent access to the Company's senior management and the Company Secretaries for additional information. In addition, should Directors, whether as a group or individually, need independent professional advice, the management will, upon direction by the Board, appoint a professional advisor selected by the group or the individual, to render the advice. The cost of such professional advice will be borne by the Company.

At least one of the Company Secretaries attends Board meetings, particularly the meetings for reviewing the draft announcements of the Group's quarterly and full year results, and is responsible for ensuring that Board procedures are followed. It is the Company Secretary's responsibility to ensure that the Company complies with the requirements of the Singapore Companies Act. Together with the management staff of the Company, the Company Secretary is responsible for compliance with all other SGX-ST rules and regulations, which are applicable to the Company.

Please refer to the "Corporate Information" section of the annual report for the composition of the Company's Board of Directors and Board Committees.

Board Committees

Nominating Committee ("NC")

Principle 4: Board Membership

The NC consists of five Directors, three of whom, including the Chairman of the NC, are Independent Non-Executive Directors.

The NC is guided by its Terms of Reference that sets out its responsibilities, which includes consideration of salient factors for the purposes of Directors' re-nomination and determination of independence.

The duties and responsibilities of the NC are to:

(i) make recommendations to the Board on the appointment of new Executive and Non-Executive Directors, including making recommendations to the composition of the Board generally and the balance between Executive and Non-Executive Directors appointed to the Board;

(ii) regularly review the Board structure, size and composition and make recommendations to the Board with regards to any adjustments that are deemed necessary;

Principle 4: Board Membership (cont'd)

(iii) determine the suitability and eligibility of nominated candidates for the approval of the Board, determining annually whether or not a Director is independent, to fill Board vacancies as and when they arise as well as put in place plans for succession. If the NC determines that a Director, who has one or more of the relationships that could interfere with his exercise of independent business relationship judgement, is in fact independent, it should disclose in full nature of the Director's relationship and bear responsibility for explaining why he should be considered independent. Conversely, the NC has the discretion to determine that a Director is non-independent even if the circumstances set forth in the Code are not applicable;

(iv) make recommendations to the Board for the continuation (or not) in services of any Director who has reached the age of 70;

(v) recommend Directors who are retiring by rotation to be put forward for re-election. All Directors are required to submit themselves for re-nomination and re-election at regular intervals and at least once every three years;

(vi) conduct individual evaluation to assess whether each Director continues to contribute effectively and demonstrate commitment to the role (including commitment of time for Board and Committee meetings, and any other duties) particularly when a Director has multiple board representations;

(vii) have due regard to the principles of the Code and Code of Best Practices on Securities Transactions; and

(viii) assess the effectiveness of the Board as a whole and assess the contribution by each individual Director to the effectiveness of the Board. Although the Directors are not evaluated individually, the factors taken into consideration for the re-nomination of the Directors for the year are based on the contribution of each individual Director to the effectiveness of the Board.

Principle 5: Board Performance

The Board, through the delegation of its authority to the NC, has used its best efforts to ensure that Directors appointed to the Board possess the background, experience and knowledge in technology, business, finance and management skills critical to the Group's business and that each Director, through his unique contributions, brings to the Board an independent and objective perspective to enable balanced and well-considered decisions to be made. In the event that the appointment of a new Board member is required, the criteria for the appointment will be driven by the need to position and shape the Board in line with the medium-term needs of the Company and its business.

The NC has decided, in consultation with the Board, on how the Board should be evaluated and has selected a set of performance criteria that is linked to long-term shareholders' value, for evaluation of the Board's performance. The NC has set up a formal assessment process to evaluate the effectiveness of the Board as a whole. Although the Directors are not evaluated individually, the factors taken into consideration for the re-nomination or re-appointment of the Directors are, *inter alia*, contributions made by the Directors at the meetings and attendance at meetings.

The Board is of the view that the financial parameters recommended by the Code as performance criteria for the evaluation of Directors' performance may not fully measure the long-term success of the Company and is less appropriate for the Non-Executive Directors and the Board's performance as a whole.

Accountability and Audit

Principle 10: Accountability

The Board is accountable to the shareholders. It is the aim of the Board to provide shareholders with a balanced and understandable assessment of the Company's performance, position and prospects when presenting the annual financial statements, announcement of the Group's financial results and price sensitive public reports.

Management is accountable to the Board. Management prepares balanced and understandable monthly management accounts.

Principle 11: Audit Committee ("AC")

Currently the AC comprises three members who are Independent Non-Executive Directors. Members of the AC are experienced professionals and businessmen. They are knowledgeable in accounting, banking and financial management matters and possess extensive general business knowledge. The AC is of the view that its members have sufficient financial management expertise and experience to discharge the AC's functions.

The AC is guided by its Terms of Reference, which sets out its duties and responsibilities. The principal duties of the AC include:

(i) reviewing with the Company's external auditors the audit plan, their evaluation of the system of internal accounting controls, audit report and their management letter and management's response;

(ii) reviewing the significant financial reporting issues and judgements so as to ensure the integrity of the financial statements of the Company and any formal announcements relating to the Company's financial performance;

(iii) reviewing the adequacy of the Company's financial controls, operational and compliance controls, and risk management policies and systems;

(iv) ensuring the internal audit function is independent of the activities it audits, has sufficient resources to perform its duties, and has appropriate standing within the Company;

(v) reviewing the scope and results of the audit and its cost effectiveness and the independence and objectivity of the external auditors annually;

(vi) recommending to the Board on the appointment/re-appointment of the external auditors, the audit fee and matters related to the resignation and dismissal of the auditors;

(vii) reviewing the Group's quarterly and full year results before their submission to the Board for approval for public announcements;

(viii) approving the internal audit plans and reviewing results of internal audits as well as management's responses to the recommendations of the auditors;

(ix) reviewing the Group's interested person transactions; and

(x) investigating any matter within its Terms of Reference and conducting other reviews as required by the Listing Manual of SGX-ST.

The AC has full access to and co-operation by management and reasonable resources to enable it to discharge its functions properly. The AC meetings are held with the internal and external auditors and by invitation, any Director and representatives from management. The AC also meets with the external and internal auditors, without the presence of management, at least once a year.

The AC has undertaken a review of all non-audit services provided by the external auditors and is of the opinion that the provision of such services would not affect the independence of the external auditors. During the financial year ended 31 March 2008, fees for non-audit services paid to auditors of the Company and other auditors amounted to S$59,000 and S$225,000 respectively (2007 : S$61,000 and S$309,000 respectively).

The AC has also put in place a policy, whereby staff of the Company and its subsidiaries may raise concerns about possible improprieties in matters of financial reporting, fraudulent acts and other matters and ensure that arrangements are in place for independent investigations of such matters and appropriate follow up actions.

Principle 12: Internal Controls
The Company's Internal Audit Department ("IAD") carries out a review of the effectiveness of the Company's material internal controls, including financial, operational and compliance controls to the extent of their scope as laid out in their internal audit plan. In addition, material non-compliance and internal control weaknesses, if any, noted by the Company's external auditors, Deloitte & Touche LLP ("DT"), during their statutory audit, and the external auditors' recommendations to address such non-compliance and weaknesses, are reported to the AC.

The management with the assistance of the IAD follows up on DT's recommendations as part of its role in the review of the Company's internal control systems.

Based on the information and reports provided by the IAD and DT, nothing has come to the AC's attention that suggests internal control processes are not satisfactory for the nature and volume of business conducted.

Principle 13: Internal Audit
The IAD is staffed by four people, and supervised by a Senior Manager. The IAD is independent from the activities it audits. It reports directly to the Chairman of the AC, and to the Managing Director administratively. Reports from the IAD are tabled at each of the AC's regular meetings, which are held on a quarterly basis. The AC also reviews and approves the IAD annual audit plans and resources to ensure that it has the capabilities to adequately perform its functions.

The IAD adopts the Standards for Professional Practice of Internal Auditing set by the Institute of Internal Auditors in carrying out its duties.

Remuneration Committee ("RC")
Principle 7: Procedures for Developing Remuneration Policies
Principle 8: Level and Mix of Remuneration
Principle 9: Disclosure on Remuneration
The Remuneration Committee ("RC") currently consists of three Independent Non-Executive Directors. The Committee is knowledgeable with executive compensation.

The RC's Terms of Reference are primarily to:

(i) review and recommend to the Board in consultation with management and the Chairman of the Board, a framework of remuneration and to determine the specific remuneration packages and terms of employment for each of the Executive Directors and senior executives/divisional directors (those reporting directly to the Chairman of the Board) of the Group including those employees related to the Executive Directors and controlling shareholders of the Group;

(ii) recommend to the Board in consultation with management and the Chairman of the Board, the Company's share option schemes or any long-term incentive schemes which may be set up from time to time and to do all acts necessary in connection therewith; and

(iii) carry out its duties in the manner that it deemed expedient, subject always to any regulations or restrictions that may be imposed upon the RC by the Board of Directors from time to time.

In reviewing the remuneration of Directors, the RC considers the employment conditions within the industry of comparable companies, as well as the Company's performance and the performance of Directors.

Principle 7: Procedures for Developing Remuneration Policies (cont'd)
Principle 8: Level and Mix of Remuneration (cont'd)
Principle 9: Disclosure on Remuneration (cont'd)

1. Table shows breakdown of Directors' remuneration (in percentage terms):

Name of Director	Salary[1] %	Bonus[1] %	Fees %	Other benefits %	Total %
Victor Lo Chung Wing	63	34	-	3	100
Leung Pak Chuen	58	39	-	3	100
Brian Li Yiu Cheung	62	33	-	5	100
Andrew Chuang Siu Leung	86	8	-	6	100
Wong Man Kit	-	-	-	-	-
Lim Ah Doo	-	-	100	-	100
Phua Bah Lee	-	-	100	-	100
Lim Hock Beng	-	-	100	-	100

[1] Include contribution to post-retirement benefits.

2. Table shows the ranges of gross remuneration received by the above Directors:

	Number of Directors in remuneration bands	
	2008	2007
S$750,000 to below S$1,000,000	**1**	2
S$500,000 to below S$750,000	**2**	1
S$250,000 to below S$500,000	**1**	1
Below S$250,000	**4**	5
Total	**8**	9

The Code recommends that the remuneration of at least the top five key executives (who are not Directors) be disclosed within bands of S$250,000. The Company believes such disclosure is disadvantageous to its business interests, given its highly competitive industry conditions coupled with sensitivity and confidentiality of staff remuneration matters.

No employee of the Company and its subsidiaries was an immediate family member of a Director and whose remuneration exceeded S$150,000 during the financial year ended 31 March 2008. "Immediate family" means, in relation to a person, the person's spouse, child, adopted child, step-child, brother, sister and parent.

The remuneration policy for staff adopted by the Company comprises a base salary and a variable bonus that is linked to the performance of the Company and individual staff. In addition, options offered pursuant to the Company's Share Option Scheme 1999 also provide incentives to the staff to excel in their performance.

Information regarding the Company's share option schemes is disclosed in the Directors' Report.

Communication with Shareholders

Principle 14: Communication with Shareholders

Principle 15: Promoting Greater Participation by Shareholders

Announcement of results are released through the SGXNET. The Company also sends press releases to the media and updates such information on the Company's website.

The Company does not practice selective disclosure. Price sensitive information is first publicly released, either before the Company meets with any group of investors or investment analysts or simultaneously with such meetings, if necessary. Results and annual reports are announced or issued within the mandatory period and are available on the Company's website.

The Company communicates with its investors on a regular basis and attends to their queries. All shareholders of the Company receive a copy of the annual report and notice of Annual General Meeting ("AGM"). The notice is also advertised in the newspaper.

At AGMs, shareholders are given the opportunity to communicate their views and ask questions regarding the Group. Board members, Chairmen of the AC, NC and RC and the external auditors are also available to address questions at AGM.

The Company's Articles of Association allows a shareholder of the Company to appoint one or two proxies to attend and vote at all general meetings on his/her behalf.

Dealing in Securities

The Group has adopted a Code of Best Practices on Securities Transactions with respect to dealings in securities by Directors and officers of the Group.

Directors and officers are prohibited from dealing in the Company's securities two weeks before the announcement of the Company's first three quarters' results, and one month before the announcement of the Company's full year results, ending on the date of the relevant announcement of the results. Directors and officers are also prohibited from dealing in the Company's securities when they are in possession of potentially price sensitive information.

Directors and officers are also not expected to deal in the Company's securities on considerations of a short-term nature.

The Company has complied with its Code of Best Practices on Securities Transactions.

Risk Management Policies and Processes

Management is in charge of the Group's risk management policies and processes and reports to the Board in respect of significant risks to the Group's operations.

Material Contracts

There is no material contract entered into by the Company and its subsidiaries involving the interests of the Chairman, Executive Vice Chairman, Managing Director, Directors or the controlling shareholder, either still subsisting at the end of the financial year or if not then subsisting, entered into since the end of the previous financial year.

Interested Person Transactions

The Company has adopted an internal policy in respect of any transaction with interested persons and has set out the procedures for review and approval of the Company's interested person transactions. The Company's disclosure in accordance with Rule 907 of the SGX-ST Listing Manual in respect of interested person transactions for the financial year ended 31 March 2008 is as follows:

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)		Aggregate value of all interested person transactions conducted during the financial year under review under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)	
	2008	2007	**2008**	2007
	S$'000	S$'000	**S$'000**	S$'000
Purchases:				
Linkz Industries Limited and its subsidiaries	**-**	-	**-**	960
Xuzhou Jinbao Magnetic Material Co Ltd	**-**	-	**1,027**	940
Onkyo China Limited	**-**	-	**71**	-
Licence fee expense:				
KH Technology Inc. [1]	**1,253**	1,203	**-**	-
Sales:				
Cotco Luminant Device Ltd	**-**	-	**-**	393
Light Engine Ltd	**-**	-	**668**	-
Onkyo China Limited	**-**	-	**-**	22
Rental expenses:				
International Resolute Co. Ltd.	**328**	314	**-**	-
Guarantee of banking facilities:				
Lighthouse Technologies Limited [2]	**9,476**	6,622	**-**	-

[1] The licence fee was paid and payable pursuant to a Master Patent Licence Agreement approved by the shareholders during an Extraordinary General Meeting of the Company held on 10 December 1997.

[2] The Company has a 19.3% effective equity interest in Lighthouse Technologies Limited ("Lighthouse"). Gold Peak Industries (Holdings) Limited ("Gold Peak"), the Company's parent company, had another 30.5% effective equity interest in Lighthouse. Lighthouse has obtained certain banking facilities from banks in its ordinary course of business. These banking facilities are guaranteed by the Company and Gold Peak on a several basis. During the financial quarter ended 30 September 2007, Gold Peak sold part of its shareholding in Lighthouse to certain management members of Lighthouse. As a result, Gold Peak's effective equity interest in Lighthouse, other than those held through the Company, reduced from 30.5% to 29.8%.

Directors' Attendance at Board and Committee Meetings

The attendance of each Director at Board and Committee meetings during the financial year ended 31 March 2008 is as follows:

Board composition and committees	Board No. of meetings		Audit Committee No. of meetings		Nominating Committee No. of meetings		Remuneration Committee No. of meetings	
	Held	Attended	Held	Attended	Held	Attended	Held	Attended
Victor Lo Chung Wing	5	5	NA	NA	1	1	NA	NA
Leung Pak Chuen	5	5	NA	NA	1	1	NA	NA
Brian Li Yiu Cheung	5	5	NA	NA	NA	NA	NA	NA
Andrew Chuang Siu Leung	5	5	NA	NA	NA	NA	NA	NA
Wong Man Kit	5	5	4	4	NA	NA	NA	NA
Lim Ah Doo	5	4	4	3	1	1	1	1
Phua Bah Lee	5	5	4	4	1	1	1	1
Lim Hock Beng	5	5	4	4	1	1	1	1

NA – not applicable

SHAREHOLDINGS STATISTICS

As at 18 June 2008

Class of equity securities	:	Ordinary shares
No. of equity securities	:	576,601,925
Voting rights	:	One vote per share

Analysis of size of shareholdings

Size of shareholding	Number of shareholders	%	Number of shares	%
1-999	82	4.63	19,023	0.00
1,000-10,000	1,198	67.60	4,954,887	0.86
10,001-1,000,000	475	26.81	28,063,203	4.87
1,000,001 and above	17	0.96	543,564,812	94.27
	1,772	100.00	576,601,925	100.00

Public float

As at 18 June 2008, approximately 20.27% of the Company's shares are held in the hands of public. Accordingly, the Company has complied with Rule 723 of the Listing Manual of Singapore Exchange Securities Trading Limited, which requires that at least 10% of the equity securities (excluding preference shares and convertible equity securities) in a class that is listed to be in the hands of the public.

Substantial shareholders

(as shown in the Register of Substantial Shareholders)

Name of substantial shareholder	Number of shares	Direct interest %	Number of shares	Deemed interest %
Gold Peak Industries (Holdings) Limited	399,715,443	69.32	-	-
Victor Lo Chung Wing [(1)]	-	-	399,715,443	69.32
Andrew Ng Sung On [(2)]	378,412	0.07	399,715,443	69.32
Belvedire Pty Ltd ("Belvedire") [(3)]	55,681,443	9.66	-	-

Note:

(1) Mr. Victor Lo Chung Wing's deemed interest in 399,715,443 (approximately 69.32%) of the issued shares of GP Industries Limited (the "Company") arises pursuant to his aggregate direct and deemed interests in the shares of Gold Peak Industries (Holdings) Limited ("Gold Peak") of approximately 29.68%, and Gold Peak's direct interest in the issued shares of the Company of approximately 69.32%.

(2) Mr. Andrew Ng Sung On's deemed interest in 399,715,443 (approximately 69.32%) of the issued shares of the Company arises pursuant to his aggregate direct and deemed interests in the shares of Gold Peak of approximately 28.81%, and Gold Peak's direct interest in the issued shares of the Company of approximately 69.32%.

(3) Belvedire has statutorily assigned its holding of 55,681,443 issued shares of the Company to Schneider Electric Australia Holdings Pty Ltd ("SEAH"). SEAH is a wholly owned subsidiary of Schneider Electric Industries SAS ("SEISAS"), which is itself a wholly owned subsidiary of Schneider Electric SA ("SESA"). Accordingly, SEAH, SEISAS and SESA are deemed to be substantial shareholders of the Company.

Twenty largest shareholders

No	Name of shareholder	Number of shares	%
1	Gold Peak Industries (Holdings) Limited	399,715,443	69.32
2	Merrill Lynch (Singapore) Pte Ltd	61,940,401	10.74
3	UOB Kay Hian Pte Ltd	24,416,307	4.24
4	DBS Nominees Pte Ltd	8,605,932	1.49
5	Mighty Holdings Limited	7,315,000	1.27
6	Diamond Coin Holdings Limited	6,870,000	1.19
7	Ablewood International Limited	5,830,000	1.01
8	Citibank Nominees Singapore Pte Ltd	5,133,055	0.89
9	Raffles Nominees Pte Ltd	4,904,405	0.85
10	Kim Eng Securities Pte. Ltd.	4,219,541	0.73
11	Artful Enterprises Limited	3,974,000	0.69
12	OCBC Securities Private Ltd	3,222,810	0.56
13	HSBC (Singapore) Nominees Pte Ltd	1,752,500	0.30
14	Leung Pak Chuen	1,608,000	0.28
15	Brian Li Yiu Cheung	1,465,000	0.26
16	Wong Wai Kan	1,398,827	0.24
17	HL Bank Nominees (S) Pte Ltd	1,193,591	0.21
18	Koo Choon Poi	750,000	0.13
19	Tan Seok Ling	673,409	0.12
20	Huashin Investments Pte Ltd	646,000	0.11
		545,634,221	94.63

GP Industries Limited
1 Temasek Avenue
#18-02 Millenia Tower Singapore 039192
Tel: (65) 6395 0850 Fax: (65) 6395 0860
E-mail: gpind@gp-industries.com
Website: www.gp-industries.com
Co. Reg. No. 199502128C

Member
Gold Peak Group

Gold Peak Industries (Holdings) Limited 金山工業(集團)有限公司

Annual Report 2007 - 2008 二零零七年至二零零八年年報

GOLD PEAK

CONTENTS 目錄

2	Group Profile	集團簡介
4	Corporate Information	公司資料
5	Group Structure	集團架構
6	Financial and Statistical Highlights	財務及統計摘要
10	Ten-year Financial Summary	十年財務概要
12	Chairman's Statement	主席報告書
16	Review of Operations	業務回顧
25	Corporate Calendar of Events	集團日誌
26	Profile of Directors and Senior Management	董事及高級管理層簡介
29	Corporate Governance Report	企業管治報告
34	Directors' Report	董事局報告書
42	Independent Auditor's Report	獨立核數師報告書
43	Consolidated Income Statement	綜合損益表
44	Consolidated Balance Sheet	綜合資產負債表
45	Balance Sheet	資產負債表
46	Consolidated Statement of Changes in Equity	綜合權益變動表
48	Consolidated Cash Flow Statement	綜合現金流量表
50	Notes to the Financial Statements	賬目附註
119	Financial Summary of GP Industries Limited	GP工業有限公司財務概要
120	Financial Summary of GP Batteries International Limited	金山電池國際有限公司財務概要

FINANCIAL CALENDAR 財務日誌

7.11.2007	Announcement of Interim Results	中期業績公佈
26.6.2008	Announcement of Final Results	全年業績公佈
21-26.8.2008	Book Closure	截止過戶日期
26.8.2008	Annual General Meeting	股東週年大會
	Payment of Dividends	股息派發日期
19.12.2007	• Interim Dividend	• 中期股息
5.9.2008	• Proposed Final Dividend	• 建議末期股息

環保成就獎
ENVIRONMENTAL
PERFORMANCE AWARD

caringcompany

The cover of this year's annual report features "The Red Chair", painted by Au Hoi Lam of Hong Kong. This work is inspired by the painter's first visual memory of a red chair from her childhood. Au uses fine strokes to outline the ordered squares and tiny, repeated images, showing her passion for painting. Her determination, concentration, devotion and creativity reflect Gold Peak Group's commitment to quality in all its products and pursuit of excellence in its industries.

今年，我們選用了香港新晉畫家區凱琳的畫作《紅椅》為年報的封面主題圖像。區氏創作這個畫作的靈感來自她童年首個視覺記憶中的小紅椅，她以細緻筆觸繪畫這個記憶中的影像，於畫中呈現橫直有序的空間間格及不斷重複的用筆和微小圖形，表現了一種對繪畫創作的持續探求。這種藝術家的堅持、專注、摯誠、創新和一絲不苟，正如金山工業集團對研製產品的嚴謹構思，在穩健的基礎業務上繼續積極求變，注入創意和科技來製造更迎合市場的產品，反映集團在踏實堅毅中創新求進的企業精神。



The Red Chair (dated 2004)
Au Hoi Lam
紅椅（2004年作）
區凱琳

GROUP PROFILE 集團簡介

The Group's international manufacturing and distribution network

集團之生產及分銷網絡遍佈全球

GP Batteries

GP Lighting

KEF

CELESTION

LIGHTHOUSE



France
Netherlands
UK
Italy
Germany
Denmark
Sweden
Poland
Russia
China
Thailand
Malaysia
Singapore
Hong Kong
Taiwan
South Korea
Japan
Philippines
Manufacturing & Sales 製造及銷售
Marketing & Sales 銷售辦事處

Gold Peak Group is an Asian multinational group which owns high-quality industrial investments via GP Industries Limited, its major industrial investment vehicle. Its Technology and Strategic Division is engaged in the development of new product technologies and strategic investments. In the industrial sector, the Group has built renowned brand names for its major product categories, such as GP Batteries, KEF loudspeakers and Lighthouse LED superscreens.

The parent company, **Gold Peak Industries (Holdings) Limited**, was established in 1964 and has been listed on the Stock Exchange of Hong Kong since 1984. Currently, Gold Peak holds a 69.3%* interest in GP Industries while GP Industries holds a 49.2%* interest in GP Batteries International Limited. GP Industries and GP Batteries are publicly listed in Singapore.

Including all divisions, the Group's turnover for 2007/2008 amounted to HK$7.1 billion and its total assets exceeded HK$9.2 billion. Including the major operations of its various divisions, the Group currently employs over 14,600 people worldwide.

* As at 26 June 2008

金山工業集團為一家亞洲跨國集團，透過其主要投資工具—GP工業有限公司擁有多個優質工業投資項目，集團旗下之科技及策略部則從事發展新產品科技及策略性投資。在工業範疇方面，集團之主要產品類別，如「GP超霸」電池、「KEF」揚聲器及「LIGHTHOUSE」LED大型屏幕，已成為業內之著名品牌。

集團母公司金山工業(集團)有限公司於1964年成立，並自1984年在香港上市。金山工業現時擁有GP工業69.3%*股權，GP工業則擁有金山電池國際有限公司49.2%*股權。GP工業及金山電池均在新加坡上市。

連同其主要業務部門，集團2007/2008年之營業額達71億港元，總資產逾92億港元，於世界各地共聘用員工超過14,600人。

*於二零零八年六月二十六日


USA

CORPORATE INFORMATION 公司資料

BOARD OF DIRECTORS 董事局

Executive 執行董事

Victor LO Chung Wing, Chairman & Chief Executive 羅仲榮，主席兼總裁
Andrew NG Sung On, Vice Chairman 吳崇安，副主席
Kevin LO Chung Ping 羅仲炳
Paul LO Chung Wai 羅仲煒
LEUNG Pak Chuen 梁伯全
Richard KU Yuk Hing 顧玉興
Andrew CHUANG Siu Leung 莊紹樑
CHAU Kwok Wai 周國偉

Non-executive 非執行董事

Raymond WONG Wai Kan 王維勤
Vincent CHEUNG Ting Kau 張定球
LUI Ming Wah* 呂明華*
Frank CHAN Chi Chung* 陳志聰*
CHAN Kei Biu* 陳其鑣*

* Independent Non-executive Director 獨立非執行董事

AUDIT COMMITTEE 審計委員會

LUI Ming Wah, Chairman 呂明華，主席
Vincent CHEUNG Ting Kau 張定球
Frank CHAN Chi Chung 陳志聰
CHAN Kei Biu 陳其鑣

REMUNERATION COMMITTEE 薪酬委員會

Frank CHAN Chi Chung, Chairman 陳志聰，主席
LUI Ming Wah 呂明華
CHAN Kei Biu 陳其鑣
Victor LO Chung Wing 羅仲榮
CHAU Kwok Wai 周國偉

PRINCIPAL BANKERS 主要銀行

The Hongkong and Shanghai Banking Corporation Limited 香港上海匯豐銀行有限公司
Hang Seng Bank Limited 恒生銀行有限公司
Oversea-Chinese Banking Corporation Limited 華僑銀行
BNP Paribas 法國巴黎銀行
DBS Bank Limited 星展銀行
China Construction Bank Corporation 中國建設銀行股份有限公司

AUDITOR 核數師

Deloitte Touche Tohmatsu 德勤‧關黃陳方會計師行

SECRETARY AND REGISTERED OFFICE 秘書及註冊辦事處

WONG Man Kit
Gold Peak Building, 8th Floor, 30 Kwai Wing Road
Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133
Fax: (852) 2489 1879
E-mail: gp@goldpeak.com
Website: www.goldpeak.com

黃文傑
香港新界葵涌葵榮路30號
金山工業中心8樓
電話：(852) 2427 1133
傳真：(852) 2489 1879
電郵：gp@goldpeak.com
網址：www.goldpeak.com

SHARE REGISTRARS AND TRANSFER OFFICE 股票過戶登記處

Tricor Abacus Limited
26th Floor Tesbury Centre
28 Queen's Road East, Hong Kong

卓佳雅柏勤有限公司
香港皇后大道東28號
金鐘匯中心26樓

ADR DEPOSITARY 美國預託證券機構

The Bank of New York
101 Barclay Street, 22nd Floor, New York, NY 10286, USA

STOCK CODES 股票代號

Hong Kong Stock Exchange	40	香港聯交所	40
ADR	GPINY US	美國預託證券	GPINY US
Bloomberg	40 HK	彭博資訊	40 HK
Reuters	0040 HK	路透社	0040 HK

GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED
金山工業(集團)有限公司

Hong Kong-listed

GP INDUSTRIES LIMITED
GP工業有限公司

*Singapore-listed 新加坡上市 69.3%**

TECHNOLOGY & STRATEGIC DIVISION
科技及策略部

ELECTRONICS DIVISION
電子部

- Electronics & components 電子及零部件
- Cables & wire harness 電線及汽車配線
- Acoustics 揚聲器
- Other businesses 其他業務
  - Light fittings 照明系統
  - LED superscreens LED大型屏幕

GP BATTERIES INTERNATIONAL LIMITED
金山電池國際有限公司

- Primary specialty 一次性特種電池
- Rechargeable 充電池
- Primary cylindrical & others 一次性柱型電池及其他

*Singapore-listed 新加坡上市 49.2%**

LIGHTHOUSE TECHNOLOGIES LIMITED
兆光科技有限公司
29.8%

- LED superscreens LED大型屏幕

Holding an industrial building for own use
持有一幢自用的工業大廈

Distribution business
分銷業務

* Percentage stated denotes respective shareholding held by Gold Peak or GP Industries as at 26 June 2008
百份率為金山工業或GP工業於二零零八年六月二十六日所持之股權

FINANCIAL AND STATISTICAL HIGHLIGHTS 財務及統計摘要

		2008	2007
CONSOLIDATED INCOME STATEMENT Year ended 31 March (HK$ Million)	**綜合損益表** 截至三月三十一日止年度(百萬港元)		
Turnover	營業額		
– Consolidated turnover	– 綜合營業額	1,477.5	1,902.6
– All divisions*	– 包括所有業務部門*	7,109.4	6,319.9
Total profit for the year	全年總溢利	70.4	115.1
Earnings per share (Hong Kong cents)	每股盈利(港仙)	12.82	20.95
Dividends per share (Hong Kong cents)	每股股息(港仙)	5.0	6.0
CONSOLIDATED BALANCE SHEET At 31 March (HK$ Million)	**綜合資產負債表** 於三月三十一日(百萬港元)		
Shareholders' funds	股東資金	1,391.8	1,431.5
Total assets	總資產	5,094.8	5,324.3
Capital expenditure	資本性支出	36.0	38.4
RATIOS At 31 March	**比率** 於三月三十一日		
Current assets : Current liabilities (ratio)	流動資產：流動負債(比率)	1.1	1.1
Inventory turnover period (months)	存貨流通期(月)	4.3	2.0
Net bank borrowings : Total equity (ratio)	銀行借貸淨值：總財產(比率)		
– The Group	– 集團	1.05	0.96
– The Company	– 公司	0.73	0.76
OTHER INFORMATION At 31 March	**其他資料** 於三月三十一日		
The Company and its subsidiaries	公司及附屬公司		
Number of Employees	僱員人數		
– China (including Hong Kong)	– 中國(包括香港)	3,400	2,800
– Other countries	– 其他國家	200	200
		3,600	3,000
Total Area (sq m)	總面積(平方米)		
– China (including Hong Kong)	– 中國(包括香港)	111,000	109,000
– Other countries	– 其他國家	21,500	22,000
		132,500	131,000

* Including the Group's major associates – GP Batteries and Lighthouse
包括集團之主要聯營公司 — 金山電池及兆光科技

Turnover by Business*
Year ended 31 March 2008

主要業務之營業額*
截至二零零八年三月三十一日止年度



Electronics 電子
Batteries 電池
Technology & Strategic 科技及策略
6.5%
72.7%

Turnover by Location*
Year ended 31 March 2008

各地區之營業額分佈*
截至二零零八年三月三十一日止年度



Asia 亞洲
Europe 歐洲
Americas 美洲
Others 其他
2.8%
17.9%
32.6%

Profit before Taxation by Business Attributable to Gold Peak
Year ended 31 March 2008

主要業務之除稅前溢利
截至二零零八年三月三十一日止年度



Electronics 電子
Batteries 電池
Technology & Strategic 科技及策略
72.6%
37.2%
(9.8%)

Total Assets by Location*
Year ended 31 March 2008

各地區之總資產分佈*
於二零零八年三月三十一日



Hong Kong & China 香港及中國
Rest of Asia 其他亞洲國家
Australia 澳洲
Americas 美洲
Europe 歐洲
4.9%
6.3%
14.3%
13.4%

* Including the Group's major associates – GP Batteries and Lighthouse 包括集團之主要聯營公司 — 金山電池及兆光科技

TURNOVER*
Year ended 31 March (HK$ Million)

營業額*
截至三月三十一日止年度(百萬港元)

— Consolidated Turnover
綜合營業額

* Including the Group's major associates – GP Batteries and Lighthouse
包括集團之主要聯營公司—金山電池及兆光科技



8000
7000
6000
5000
4000
3000
2000
1000
0
6,485
7,713
7,270
6,320
7,109
04
05
06
07
08

TOTAL ASSETS*
At 31 March (HK$ Million)

總資產*
於三月三十一日(百萬港元)

— Consolidated Assets
綜合資產

* Including the Group's major associates – GP Batteries and Lighthouse
包括集團之主要聯營公司—金山電池及兆光科技



10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
10,280
9,176
8,788
9,347
9,224
04
05
06
07
08

PROFITS BY BUSINESS#
Year ended 31 March (HK$ Million)

集團業務之溢利#
截至三月三十一日止年度(百萬港元)

Electronics 電子
Electrical 電器
Batteries 電池
Technology & Strategic 科技及策略

\# Total net profits by respective business (on a 100% basis)
個別業務之淨溢利總額(按100%為基準)
The privatisation of CIH Limited by GP Industries Limited was completed in September 2006
GP工業於2006年9月完成私有化CIH Limited



400
300
200
100
0
286.5
173.3
146.8
402.0
167.7
04
05
06
07
08

MARKET CAPITALISATION
At 31 March (HK$ Million)

市值
於三月三十一日(百萬港元)

Gold Peak 金山工業

GP Batteries 金山電池

GP Industries GP工業

CIH Limited

The privatisation of CIH Limited by GP Industries Limited was completed in September 2006
GP工業於2006年9月完成私有化CIH Limited


2400
2000
1600
1200
800
400
0
04
05
06
07
08

PROFITS ATTRIBUTABLE TO SHAREHOLDERS
Year ended 31 March (HK$ Million)

股東應佔溢利
截至三月三十一日止年度(百萬港元)


175
150
125
100
75
50
25
0
174
66
62
115
70
04
05
06
07
08

EARNINGS PER SHARE AND DIVIDENDS PER SHARE
Year ended 31 March (Hong Kong Cents)

每股盈利及股息
截至三月三十一日止年度(港仙)

Earnings Per Share 每股盈利

Dividends Per Share 股息

Special Dividend Per Share 特別股息


30
25
20
15
10
5
0
04
05
06
07
08

CHAIRMAN'S STATEMENT 主席報告書



Victor Lo 羅仲榮 (Right 右)
Chairman & Chief Executive
主席兼總裁

Andrew Ng 吳崇安 (Left 左)
Vice Chairman
副主席

With the global business environment weakening and the US market further softening and costs continued to rise, the Group stayed focused on cost control and streamlining of operations. Hence, although consolidated revenues declined this year due to disposal of wire harness and electronics cable businesses in the previous year, gross profit remained stable.

全球營商環境放緩，加上美國市場進一步疲弱，經營成本又持續上升，集團繼續專注實行成本控制措施及精簡營運架構。因此，雖然集團因在2006/07年度出售了汽車配線及電子線業務令年度營業額減少，但毛利仍能保持平穩。

RESULTS

Turnover for all divisions increased by 12% over the previous financial year to HK$7,109 million, while consolidated turnover declined by 22% to HK$1,477 million.

Profit attributable to shareholders decreased by 39% to HK$70.4 million. This was mainly due to the effect of a one-time exceptional gain in the previous financial year and a net loss from GP Batteries International Limited for this financial year. Basic earnings per share fell by 39% to 12.82 Hong Kong cents and the Board has recommended a final dividend of 2.0 Hong Kong cents, compared with the final dividend of 3.0 Hong Kong cents for the financial year 2006-2007.

GP INDUSTRIES

Although sales at GP Industries decreased over the previous financial year following the partial divestment of the wire harness business, profit from operations rose slightly.

Sales at the electronics and components business grew as the market responded positively to new products. The components associates also contributed higher profits. Higher sales and cost controls drove operating profit before interest and taxation ("PBIT") substantially higher.

Revenues at the acoustics business rose in US dollar terms, driven by European and Asian markets and PBIT returned to positive. The acoustics subsidiaries also returned to profit and Meiloon Industrial Co., Ltd. started contributing to earnings after it became an associate in April 2007.

Contribution from cable associate Linkz Industries Limited decreased following disposal of its electronic cable business unit in the previous year, while its remaining LAN and interconnect products business units saw satisfactory sales growth. Contribution from the wire harness business also declined owing to the Group's lower effective interest.

業績

集團包括所有業務部門之營業額增加12%至7,109,000,000港元，綜合營業額則減少22%至1,477,000,000港元。

股東應佔溢利減少39%至 70,400,000港元，主要由於集團在2006/07年度錄得一次性特殊收益，同時年內金山電池國際有限公司錄得淨虧損。公司本年度每股基本盈利下跌39%至12.82港仙。董事局建議派發末期股息每股2.0港仙，而2006/07財政年度末期股息為每股3.0港仙。

GP 工業

雖然GP工業於2006/07年度出售了部份汽車配線業務令年內營業額減少，經營溢利仍錄得輕微增幅。

電子產品及零部件業務的營業額增加，主要由於市場對新產品反應良好。零部件聯營公司亦為集團帶來更多盈利貢獻。營業額增加加上成本控制得宜，令電子產品及零部件業務之未計利息和税項之經營溢利大幅上升。

揚聲器業務之營業額以美元計算錄得增長，主要受歐洲及亞洲市場帶動，令揚聲器業務之未計利息和税項之經營溢利轉虧為盈。揚聲器附屬公司年內錄得盈利，而美隆工業股份有限公司自2007年4月成為集團聯營公司，年內亦開始為集團帶來盈利貢獻。

集團之電纜聯營公司 — 領先工業有限公司於2006/07年度出售了其電子線事業部，年內之盈利貢獻因而減少。不過，其目前持有之LAN電纜及電線裝配事業部之銷售繼續有滿意增長。至於汽車配線業務，由於集團持有之實益權益減少，盈利貢獻亦隨之下跌。

GP BATTERIES

Turnover at GP Batteries rose as sales of Nickel Metal Hydride and primary cylindrical batteries increased. To manage the fluctuations in raw materials prices, GP Batteries had entered into commodity contracts during the year that resulted in a realised gain on matured contracts but a larger unrealised loss on contracts still outstanding.

金山電池

金山電池之鎳氫充電池和一次性柱型電池的銷售上升，令營業額增加。金山電池於年內簽訂商品合約以應付波動的原材料價格，並因到期之商品合約錄得已變現收益，但未到期之商品合約則錄得更大的未變現虧損。

TECHNOLOGY AND STRATEGIC DIVISION

Our LED super screens business saw sales and contribution increase by more than 30% and 49% respectively. Demand in markets such as Macau and China was robust and the business benefited from a fall in semiconductor prices. We also continued to develop the growing market for lighting fittings for real estate development projects in China.

科技及策略部

由於澳門及中國市場需求殷切，同時受惠於半導體的價格下跌，集團之LED大型屏幕業務的銷售及盈利貢獻分別增長超過30%及49%，集團年內繼續拓展正值增長的中國房地產項目照明系統市場。

OUTLOOK

Business conditions in the financial year 2008-2009 will remain challenging. Demand in Europe appears to be softening and costs continue to be an issue, although prices of some key raw materials appear to be declining. We will continue to use our product development capabilities, brands and distribution networks to ensure we benefit from industry consolidation.

At GP Industries, the Electronics Division will focus on the electronics and acoustics businesses. We will deepen our co-operation with suppliers and customers to manage costs. We expect the professional audio sector to remain strong, especially in Asia Pacific, and we will expand in China by assisting customers with their logistics. We will also expand our distribution elsewhere in the region and in smaller European countries.

The cables and wire harness business is improving its profitability and will focus on higher value and environmentally friendly areas.

Through our investment in a Taiwanese LED lighting products company, we now have access to a new factory in China that will give us an edge in LED lighting modules and fittings for the China project market, as well as the OEM / ODM export market.

展望

預料2008/09財政年度的營商環境將仍然充滿挑戰。儘管集團部份主要原材料的價格開始回落，但歐洲市場需求開始放緩，同時成本仍然高企。集團將繼續善用我們在產品開發、品牌和分銷網絡方面的優勢，務求集團業務可從行業整固的機遇中受惠。

GP工業旗下電子部將集中發展電子產品及揚聲器業務。我們將加強與供應商和客戶的合作，以能控制成本。集團預期專業音響業務會保持強勁，尤其在亞太區，並會透過為客戶提供後勤服務來擴展中國業務，此外亦將在區內和一些歐洲小國開拓分銷網絡。

電纜及汽車配線業務的盈利能力正在改善，集團將致力開發較高價和環保方面的產品。

集團透過投資一間台灣LED照明產品公司與中國一間工廠取得協作，有助集團取得優勢在中國發展以LED燈具模組及照明系統的建築項目市場，以及原設備製造(OEM)/原設計製造(ODM)出口市場。

The performance of GP Batteries is expected to improve. Its Taiwan factory is co-operating with Boston Power of the US to produce next-generation Lithium-ion batteries for notebook computers. Demand for Nickel Metal Hydride batteries appears strong and GP Batteries will focus on achieving better margins through improving its customer mix. More stable raw materials prices should also support profitability.

We will build on our success in the LED super screens rental market, with its high specifications, by developing a product for the fixed-installation market.

VOTE OF THANKS

I wish to express my gratitude to my fellow directors, our management and employees for their efforts during the year. I would also like to thank our shareholders, business partners and customers for their continued support.

Victor LO Chung Wing
Chairman & Chief Executive
26 June 2008

金山電池的業務表現預期將會改善，其台灣工廠正與美國Boston-Power合作生產用於手提電腦之新一代鋰離子充電池。鎳氫充電池的市場需求強勁，而金山電池將整合客戶組合，致力增加毛利率，又原材料價格漸趨穩定應該有助改善金山電池的盈利能力。

至於LED大型屏幕業務方面，集團將掌握成功拓展租賃市場的基礎，採用其高檔產品規格為固定裝置市場開發新產品。

致謝

我謹向各董事、管理層及全體員工致以衷心謝意，感謝大家過去一年的努力。同時，我謹藉此機會感謝各位股東、業務夥伴及客戶多年來不懈的支持。

羅仲榮
主席兼總裁
二零零八年六月二十六日

advanced product and manufacturing technologies





OVERVIEW

The market environment for the Group's businesses during the year under review was challenging. The costs for raw materials, energy and labour kept increasing, exacerbated by a further appreciation of the Chinese Renminbi. Nevertheless, the Group did well to mitigate the impact of these negative factors through cost control measures and further streamlining of operations.

概述

年內，集團業務的營商環境充滿挑戰。原材料、能源及勞工成本均持續上升，而人民幣不斷升值令情況加劇。不過，集團成功透過成本控制措施和精簡營運架構來紓緩成本增加的負面影響。

GP INDUSTRIES

Sales decreased by 27% primarily due to GP Industries' partial divestment of a wire harness subsidiary the previous year. Nevertheless, gross profit margin improved due to increased contributions from the electronics and acoustics businesses. Contributions from associates decreased, due mainly to the one-time exceptional gain reported by Linkz Industries Limited the previous year and the decrease in contribution from GP Batteries International Limited during the year under review.

GP 工業

GP工業之營業額下跌27%，主要由於其在2006/07年度出售了一家汽車配線附屬公司。不過，由於其電子產品業務和揚聲器業務的貢獻增加，令毛利率改善。至於聯營公司的盈利貢獻則減少，主要由於在2006/07年度領先工業有限公司錄得一次性特殊收益，同時年內金山電池國際有限公司的盈利貢獻減少所致。

ELECTRONICS DIVISION
Electronics and components

The electronics subsidiaries reported robust growth both in sales and profit during the first three quarters of the year, primarily driven by a strong reception of new professional audio products. However, in the fourth quarter, customers started to react to the weakened economic expectations in the US and reduced their orders and inventory. In spite of this change in the market environment, sales of professional electronics products grew by 17% for the financial year.

電子部
電子產品及零部件

電子產品附屬公司在年內首三季之營業額和盈利均錄得強勁增長，主要因為市場對新推出的專業音響產品反應良好。不過於第四季，客戶受美國經濟疲弱影響開始減少訂單及存貨量。雖然市況有改變，年內專業電子產品的銷售增長17%。

extensive distribution network






KEF
KEF


GP
GP
GP

With the acquisition in July 2007 of the remaining interests in Maxson Industries Limited, which is engaged in the plastic moulding business, the components subsidiaries reported 50% sales growth for the year, albeit from a relatively low base. The associated companies in the components business also performed strongly in the year and contributed significantly higher profits to the Group.

於2007年7月，集團收購了其從事塑膠模具業務之力峰工業有限公司的餘下權益。年內，零部件附屬公司全年銷售錄得50%增長，儘管上年度的銷售額比較數字相對較少。至於零部件聯營公司年內亦表現強勁，為集團帶來的盈利貢獻顯著增加。

Cables and wire harness

Contribution from Linkz, a 47%-owned cable associate, decreased due to the disposal of its electronic cable business unit the previous year. The remaining LAN and interconnect products business units continued to report satisfactory sales growth. Contribution from the wire harness business, which mainly comprises the presently 20%-owned associates, also decreased due to the lower effective interest in the business.

電纜及汽車配線

GP工業持有47%股權之電纜聯營公司 — 領先工業有限公司於2006/07年度出售了其電子線事業部，年內盈利貢獻因而減少。不過，其目前持有之LAN電纜及電線裝配事業部之銷售繼續有滿意增長。GP工業之汽車配線業務主要由其目前持有20%權益之聯營公司組成，由於GP工業持有之實益權益減少，來自汽車配線業務之盈利貢獻亦隨之下跌。

Acoustics

Sales of branded acoustics products remained steady. Market reception of new products was strong. Distribution in Europe and Asia strengthened while the US market weakened. The acoustics subsidiaries returned to profit for the year. Meiloon Industrial Co Ltd became an associate in April 2007 and accordingly started contributing to the Group's earnings.

揚聲器

品牌揚聲器產品的銷售保持平穩，其新產品大受市場歡迎，歐洲及亞洲的分銷網絡進一步鞏固，美國市場則見疲弱。揚聲器附屬公司年內轉虧為盈。美隆工業股份有限公司於2007年4月成為集團聯營公司，年內開始為集團帶來盈利貢獻。

GP BATTERIES (currently 49.2% owned by GP Industries)

For the year under review, turnover increased by 19% but it reported a loss of S$4.6 million, mainly due to an unrealized loss from forward hedging of raw materials. Sales of Nickel Metal Hydride ("NiMH") rechargeable batteries and primary cylindrical batteries rose while those of 9-volt Alkaline and Carbon Zinc batteries declined. Overall, turnover across regions increased, especially in North and South America, Europe, Japan and Hong Kong.

金山電池 (由GP工業持有其49.2%權益)

金山電池營業額增加19%，不過由於原材料遠期對沖合約產生未變現虧損，令年內錄得虧損4,600,000新加坡元。鎳氫充電池和一次性柱型電池的銷售均有增加，但九伏特鹼性電池和碳鋅電池的銷售則下跌。整體而言，各地區營業額均上升，尤其在南北美洲、歐洲、日本和香港。

world renowned brands



GP ReCyko+
GP 2700
ReCyko+
ReCyko+
·儲電力強 ·隨時可用
·即買即用
INNOVATORS IN SOUN




KEF.





Rechargeable batteries continued to be a main contributor to GP Batteries' turnover. GP Batteries has maintained its technology leadership position in the NiMH industrial market, and its customer base and distribution network are strong. GP ReCyko+, the new generation ready-to-use NiMH rechargeable battery, has received good market response, and GP Batteries will continue to expand its business in the consumer market.

Capitalising on the growing trend towards solar energy, GP Batteries has introduced a light-weight and durable GP Solar Charger for NiMH batteries. It has also continued to innovate and to expand the range of GP PowerBank chargers to meet different customer needs.

GP Batteries has started pilot production of the light-weight Lithium Ferro Phosphate rechargeable battery which has a longer life cycle and is designed for application in electric-powered transport. It is also moving steadily with strategic customers to develop different Lithium chemistries such as Lithium Ferro Phosphate and Lithium Manganese battery systems for use in high power applications. In addition, pilot production of a new generation of Lithium-ion batteries for notebook computers has commenced in its Taiwan factory.

TECHNOLOGY AND STRATEGIC DIVISION

Lighthouse Technologies Limited, 29.8%-owned by Gold Peak and 19.3%-owned by GP Industries, registered encouraging sales growth of more than 30%, and a 49% increase in contribution to the Group. Its good performance was attributed to significant growth in both the signage and rental businesses and its continuous effort in cost reduction.

金山電池大部份營業額來自充電池，而金山電池在鎳氫充電池工業市場繼續保持其科技領先地位，不但擁有龐大的客戶群，分銷網絡亦十分鞏固。可即買即用的新一代環保鎳氫充電池GP ReCyko+深受市場歡迎，金山電池將繼續在消費市場推廣這產品。

金山電池掌握利用太陽能發電的趨勢，年內推出供鎳氫充電池使用的GP太陽能充電器，輕巧耐用。金山電池並繼續開發及擴闊GP充電寶系列，以滿足客戶的不同需求。

金山電池已開始試產磷酸鐵鋰離子充電池，它重量較輕而且產品壽命較長，適用於電動交通工具。金山電池與其策略性客戶亦正逐步開發用於高耗能產品的不同化學系統的鋰離子充電池，如磷酸鐵鋰離子充電池及錳鋰離子充電池等。另外，金山電池在台灣的工廠已開始試產用於手提電腦之新一代鋰離子充電池。

科技及策略部

由本公司及GP工業分別持有29.8%及19.3%股權的兆光科技有限公司，年內營業額大幅增長超過30%，為集團帶來的盈利貢獻增加達49%。兆光科技表現良好，主要由於其在廣告屏幕市場和租賃屏幕市場的業務均有顯著增長，加上其致力改善成本。

1 Wuhan Gong Yi Building, China installed Lighthouse's curved LED superscreen.
中國武漢工藝大樓裝置了兆光科技之弧形LED屏幕作戶外展示。

2 Yellow Crane Tower in Wuhan is one of the major projects in China using GP Lighting's products.
中國多個大型工程項目採用了GP照明的產品，包括武漢的黃鶴樓。



1



2

FINANCIAL REVIEW

During the year, the Group's net bank borrowings increased by HK$100 million to HK$2,224 million. As at 31 March 2008, the aggregate of the Group's shareholders' funds and minority interests was HK$2,118 million and the Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' funds and minority interests) was 1.05 (31 March 2007: 0.96). The gearing ratios of the Company, GP Industries and GP Batteries were 0.73 (31 March 2007: 0.76), 0.60 (31 March 2007: 0.51) and 0.75 (31 March 2007: 0.71) respectively.

As at 31 March 2008, 52% (31 March 2007: 55%) of the Group's bank borrowing was revolving or repayable within one year whereas 48% (31 March 2007: 45%) was mostly repayable between one to five years. Most of these Group's bank borrowings are in US dollars, Singapore dollars and Hong Kong dollars respectively,

The Group's exposure to foreign currency arises mainly from the net cash flow and translation of net monetary assets or liabilities of its overseas subsidiaries. The Group and its major associates continued to manage foreign exchange risks prudently. Forward contracts, borrowings in local currencies and local sourcing have been arranged to minimize the impact of currency fluctuation. During the year, GP Batteries entered into forward commodity contracts to hedge against volatile raw material prices.

財務回顧

集團於是年度之銀行貸款淨額增加100,000,000港元至2,224,000,000港元。於2008年3月31日，集團之股東資金及少數股東權益合共2,118,000,000港元，借貸比率 (按綜合銀行貸款淨額除以股東資金及少數股東權益計算) 為1.05 (2007年3月31日：0.96)。若以個別公司計算，本公司、GP工業及金山電池之借貸比率分別為0.73、0.60及0.75 (2007年3月31日分別為：0.76、0.51及0.71)。

於2008年3月31日，集團有52% (2007年3月31日：55%) 之銀行貸款屬循環性或一年內償還借貸，其餘48% (2007年3月31日：45%) 則大部份為一年至五年內償還貸款。集團之銀行貸款以美元、新加坡元及港元計算。

集團之外幣匯率風險主要來自其淨現金流量及換算其海外附屬公司之淨貨幣資產或負債。集團及其主要聯營公司貫徹其審慎管理外匯風險的策略，透過安排遠期合約、本地貨幣借貸及於當地採購等措施，將匯率波動所帶來的風險減至最低。金山電池於年內簽訂了遠期商品合約以對沖原材料價格的波動。

HUMAN RESOURCES

The Group and its major business divisions continue to be supported by a motivated workforce of approximately 14,600 people worldwide.

The Group offers fair compensation packages and retirement schemes to its employees. Remuneration policies are reviewed regularly to ensure that compensation and benefit packages are in line with the markets in which the Group has operations. Discretionary bonuses are granted to eligible employees based on the performance of the Group and staff members.

The Group continues to invest in its people through a broad range of development programs designed to help them enhance their skills and contribute to operational excellence. During the year, various training sessions and workshops on management, communication, product knowledge as well as courses on relevant ordinances were provided.

Always striving to be a caring and responsible employer, the Group conducted seminars and workshops on environment, health and safety management during the year for employees to raise their awareness of occupational well-being and environmental protection.

人力資源

集團擁有一支充滿幹勁的員工隊伍，旗下主要業務部門在全球共聘用約14,600名員工。

集團為員工制訂了合理的薪酬制度及退休計劃，並定期檢討其薪酬及福利待遇，以確保集團於經營業務之地區能與當地勞動市場保持一致水平。除基本薪金外，集團會視乎業績及個別員工表現決定發放獎金予合資格員工。

集團一向積極投放資源在人力發展方面，透過推行多元化的項目提升員工技能。年內，集團舉辦課堂培訓及工作坊，增強員工在管理、溝通、產品知識及相關法例法規等方面的知識。

作為一家關心員工、克盡責任的企業，集團於年內舉辦了多個有關職業安全健康之講座及工作坊，提高員工對工作間的職安健及環保的意識。

COMMUNITY RELATIONS

The Group's commitment to the community is attested by its continuous support for the industry, charities and environmental protection programs. During the year, the Company received the "5 Years Plus" special logo from The Hong Kong Council of Social Service for its enduring efforts and commitment in community involvement and corporate citizenship.

社會公益

集團不忘回饋社會，對推動工業發展、支持社會公益及環境保護等工作不遺餘力。年內，本公司獲香港社會服務聯會頒授「5年Plus商界展關懷」特別標誌，以嘉許其在關懷社會和實踐良好企業公民責任方面，持續不懈。

The Group continued to support the Hong Kong Awards for Industries to help promote excellence in manufacturing industries and services. It sponsored the Business of Design Week and Hong Kong Young Design Talent Awards presented by Hong Kong Design Centre. It also granted scholarships to outstanding design students of Hong Kong Institute of Vocational Education.

The Group always cares for the environment, and this is vividly demonstrated by the launch of its eco-friendly products including rechargeable batteries and chargers, batteries for zero-emission electric transportation; and the environmental management policies and measures in place at its operations. During the year, the Group also advocated environmental awareness in the industry and the public in Hong Kong, China and Singapore through school programs, green seminars, road shows, tree planting and other activities. In recognition of its green efforts in building a sustainable environment, the Company received the 2007 Hong Kong Awards for Industries: Environmental Performance Award.

The Group's 12 factories in China were awarded Green Medals in the 2007 "One Factory-One Year-One Environmental Project" organized by the Federation of Hong Kong Industries, in recognition of their contribution to the environmental improvement in Hong Kong and the Pearl River Delta region. Entries submitted for this program covered mainly energy conservation, waste reduction and water management.

集團繼續贊助香港工業獎，支持推廣優質的工業和服務業發展，又贊助由香港設計中心主辦的設計營商週和香港青年才俊設計大獎，同時向香港專業教育學院的傑出設計學生頒授獎學金。

集團一向致力保護環境，多年來推出了多種環保產品，包括充電池及充電器、零廢氣排放電動車專用電池等；並制定了明確的企業環保方針，切實在各個業務層面推行有效的環保措施。年內，集團又在香港、中國及新加坡等地舉辦學界推廣活動、講座、巡迴展覽及植樹活動等，旨在提高業界和公眾的環保意識。本公司榮獲「2007香港工商業獎：環保成就獎」，其積極支持可持續發展的努力得到認同。

集團旗下位於中國的十二家工廠獲香港工業總會的「一廠一年一環保項目」計劃頒發「綠色獎章」，嘉許其各自於2007年推行多個環保項目，該些項目主要針對節省能源、減少排廢和節約用水三大範疇，對改善香港和珠三角的環境大有幫助。

1 A company tour to the Hong Kong Disneyland.
集團員工到香港迪士尼樂園遊玩。

2 The Group organized a Competency Enhancement Program for professional talents.
集團舉辦「才能飛躍計劃」加強專才的管理技能。

1



2



2007

April / **四月**

- The Company signed a 3-year syndicated loan facility agreement with eight banks to raise HK$300 million.
- GP Industries Limited increased its interest in Meiloon Industrial Co., Ltd. to over 20%, making Meiloon an associate of the Group.

- 本公司與八家銀行簽署一項為期三年之三億港元的銀團貸款協議。
- GP工業有限公司增持美隆工業股份有限公司的權益超過20%，令美隆成為集團的聯營公司。

June / **六月**

- The Group disposed of its entire investment in TCL Corporation in the open market through the Shenzhen Stock Exchange.

- 集團透過深圳證券交易所於公開市場出售其持有之TCL全部股份。

September / **九月**

- GP Industries acquired the remaining 51% interest in its 49%-owned Maxson Industries Limited, making it a wholly owned subsidiary.

- GP工業收購其持有49%權益之力峰工業有限公司餘下51%股權，力峰成為GP工業的全資附屬公司。

2008

January / **一月**

- The conditional partial cash offer by Well Glory International Limited ("Offeror") to acquire 88,065,432 Gold Peak shares completed. The aggregate shareholdings of the Offeror and its concerted parties in the Company increased from 31.97% to approximately 48%. Well Glory is 50% owned by Victor Lo, Chairman and Chief Executive and 50% by Andrew Ng, Vice Chairman of the Company.
- The Company received the 2007 Hong Kong Awards for Industries: Environmental Performance Award. 1
- AC Nielsen ranked GP Ultra Alkaline battery the No.1 brand in sales volume for alkaline batteries segment in Hong Kong for four consecutive years (2004-2007). GP rechargeable battery and charger was also ranked first in sales volume and value in Hong Kong consecutively for years 2004 to 2007.

- Well Glory International Limited (「收購方」)完成自願有條件部份現金收購金山工業股份，88,065,432股，收購方及其一致行動人士於本公司之權益由31.97%增至約48%。Well Glory由本公司主席兼總裁羅仲榮及副主席吳崇安各佔50%股權。
- 本公司獲頒2007香港工商業獎：環保成就獎。 1
- AC尼爾森之市場調查顯示，GP特強鹼性電池連續四年榮獲香港鹼性電池銷量冠軍，而GP充電池及充電器亦在同類產品的銷量及銷售額連續四年名列榜首。

February / **二月**

- The Company was awarded the "5 Years Plus Caring Company" special logo from the Hong Kong Council of Social Service.

- 本公司獲得香港社會服務聯會頒發「5年Plus商界展關懷」特別標誌。

May / **五月**

- The Group participated in the Beijing 2008 Olympic Games Torch Relay in Huizhou, the third stop in Guangdong Province, China. 2

- 集團代表參與2008北京奧運火炬在中國廣東省第三站－惠州之傳遞。 2

June / **六月**

- The Group's 12 factories in Guangdong, China were awarded Green Medals in the 2007 One Factory-One Year-One Environmental Project Program by the Federation of Hong Kong Industries. 3

- 集團旗下位於廣東省的十二家工廠參加香港工業總會舉辦的2007年「一廠一年一環保項目」計劃，榮獲「綠色獎章」。 3



1



2

Green Medal

3

PROFILE OF DIRECTORS AND SENIOR MANAGEMENT 董事及高級管理層簡介

Victor LO Chung Wing GBS, OBE, JP, aged 58, joined Gold Peak Group in 1972 and has been appointed Chairman and Chief Executive since 1990. He is also Chairman of GP Industries Limited and the former Chairman of GP Batteries International Limited from 1990 to 1993. Mr Lo is a member of the Executive Council of the Hong Kong SAR, Council Chairman of The Hong Kong Polytechnic University, and Chairman of Board of Directors of Hong Kong Design Centre. Mr Lo graduated from the Institute of Design of Illinois Institute of Technology in the US with a Bachelor of Science degree in Product Design. He is the brother of Mr Kevin LO Chung Ping and Mr Paul LO Chung Wai.

羅仲榮 GBS，OBE，太平紳士，58歲，自1972年效力金山工業集團，1990年起獲委任為主席兼總裁，亦為GP工業有限公司主席，並曾於1990年至1993年出任金山電池國際有限公司主席。羅氏為香港特別行政區行政會議成員、香港理工大學校董會主席和香港設計中心董事會主席。羅氏於美國伊利諾理工學院畢業，持有產品設計理學士學位。羅氏與羅仲炳先生及羅仲煒先生為兄弟。

Andrew NG Sung On aged 58, joined Gold Peak Group in 1975 and has been appointed Vice Chairman since 1990. He is the founder of the micro battery and rechargeable battery divisions of Gold Peak Group and has been appointed Chairman and Chief Executive of GP Batteries International Limited since 1993. Mr Ng is a Vice Chairman of Hong Kong Critical Components Manufacturers Association. He holds a Master of Science degree in Chemical Engineering from Massachusetts Institute of Technology in the US.

吳崇安 58歲，自1975年效力金山工業集團，1990年獲委任為副主席。吳氏為金山工業集團微型及充電式電池部創辦人，1993年起獲委任為金山電池國際有限公司主席兼總裁。吳氏現時為香港關鍵性零部件製造業協會副主席。他持有美國麻省理工學院化學工程理學碩士學位。

Kevin LO Chung Ping aged 72, was Chairman of the Company from 1983 to 1990. He is currently involved in the advanced electronic technology development of the Group. A veteran in the television broadcasting industry, Mr Lo is also a member of the board and the executive committee of the Hong Kong-listed Television Broadcasts Limited. He is the brother of Mr Victor LO Chung Wing and Mr Paul LO Chung Wai.

羅仲炳 72歲，於1983年至1990年出任本公司主席，目前正致力參與發展集團之先進電子科技。羅氏於電視廣播界具資深經驗，現為香港上市公司電視廣播有限公司之董事局及行政委員會成員。羅氏與羅仲榮先生及羅仲煒先生為兄弟。

Paul LO Chung Wai aged 60, is one of the co-founders of Gold Peak Group. He has been instrumental in the corporate development of the Group, particularly in the diversification of the Group's business and investment into China and Taiwan. He is Chairman of both Linkz Industries Limited and United Luminous International (Holdings) Limited. Mr Lo is currently a Vice President of both Guangdong Association of Enterprises with Foreign Investment of China and Huizhou Association of Enterprises with Foreign Investment of China. He is the brother of Mr Victor LO Chung Wing and Mr Kevin LO Chung Ping.

羅仲煒 60歲，為金山工業集團創辦人之一，在集團之企業發展擔當重要角色，尤其在擴展集團業務及於中國和台灣的投資方面。羅氏亦為領先工業有限公司及為之光電(集團)有限公司之主席。現時，羅氏為廣東外商投資企業協會理事會副會長及中國惠州市外商投資企業協會理事會副會長。羅氏與羅仲榮先生及羅仲炳先生為兄弟。

LEUNG Pak Chuen aged 58, joined Gold Peak Group in 1981 and has been appointed an Executive Director since 1990. He is Executive Vice Chairman of GP Industries Limited. Mr Leung has been in the electronics manufacturing industry for over 30 years, and has played an important role in setting up the Group's major joint ventures in China in mid 1980s. He is a Vice Chairman of Hong Kong Auto Parts Industry Association and a member of The Chartered Institute of Marketing, UK and The International Institute of Management. He graduated from Chu Hai College, Hong Kong with a bachelor's degree in Business Administration.

梁伯全 58歲，自1981年效力金山工業集團，1990年獲委任為執行董事，現時亦為GP工業有限公司執行副主席。梁氏從事電子製造業逾30年，對集團於1980年代中期在中國成立多間合資公司擔任重要角色。他現時為香港汽車零部件工業協會副會長，亦為英國特許市務學會及國際專業管理學會會員。梁氏於香港珠海書院畢業，持有工商管理學士學位。

Richard KU Yuk Hing aged 60, joined Gold Peak Group in 1978 and has been appointed an Executive Director since 1990. He is also Vice Chairman of GP Batteries International Limited. He has over 30 years' experience in international marketing in the battery industry. Mr Ku graduated from Sophia University, Japan with a Bachelor of Science degree in Economics.

顧玉興 60歲，於1978年效力金山工業集團，自1990年獲委任為執行董事，現時亦為金山電池國際有限公司副主席，於電池業累積超過30年之國際市場推廣經驗。顧氏於日本上智大學畢業，持有經濟學理學士學位。

Andrew CHUANG Siu Leung SBS, JP, PhD, FHKIE, aged 60, has been appointed an Executive Director since 1992 and is currently an executive director of GP Industries Limited Dr Chuang is Chairman of Operations Review Committee of the Independent Commission Against Corruption and a member of Legal Aid Services Council. He graduated from Queen Mary College of the University of London and holds a first class honour in bachelor's degree in Electrical (Electronics) Engineering and a Doctorate degree in Microwave Engineering.

莊紹樑博士 SBS，太平紳士，FHKIE，60歲，自1992年獲委任為執行董事，現時亦為GP工業有限公司執行董事。 莊氏為廉政公署審查貪污舉報諮詢委員會主席及法律援助服務局成員。莊氏畢業於英國倫敦大學Queen Mary College，持有電機(電子)工程學士一級榮譽學位及微波工程博士學位。

CHAU Kwok Wai aged 54, joined Gold Peak Group in 1979 and has been appointed an Executive Director since 1993. He is also General Manager of the Company and an executive director of GP Batteries International Limited. He is a fellow member of the Association of Chartered Certified Accountants of the UK. He graduated from the University of Lancaster, UK with a Master of Arts degree in Accounting and Finance.

周國偉 54歲，自1979年效力金山工業集團，於1993年獲委任為執行董事，現時亦為本公司總經理及金山電池國際有限公司執行董事。 周氏為英國特許公認會計師公會資深會員，於英國University of Lancaster畢業，持有會計及財務文學碩士學位。

Raymond WONG Wai Kan aged 56, has been re-designated a Non-executive Director since 2006. He joined Gold Peak Group in 1986 and served as General Manager of the Company from 1993 to 2006. He was appointed an executive director of the Company from 1997 to 2006. Mr Wong is a member of Hong Kong Institute of Certified Public Accountants and Institute of Chartered Accountants in the UK and a fellow member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries. He is also a Certified Financial Consultant of Institute of Financial Consultants (Canada) and a Certified Business Administrator of Institute of Business Administration (US).

王維勤 56歲，於2006年調任為非執行董事。王氏自1986年加入金山工業集團，於1993年至2006年期間出任本公司總經理，並於1997年至2006年獲委任為執行董事。 王氏為香港會計師公會及英國特許會計師公會會員、英國特許秘書及行政人員公會和香港特許秘書公會的資深會員、加拿大Institute of Financial Consultants 之認可財務顧問及美國 Institute of Business Administration之註冊企管師。

Vincent CHEUNG Ting Kau aged 66, has been appointed a Non-executive Director since 1984. He is also a non-executive director of Hong Kong-listed Techtronic Industries Company Limited. A graduate in law from University College London of the University of London, Mr Cheung has been a practicing solicitor since 1970 and is currently the Consultant of Vincent T.K.Cheung, Yap & Co., Solicitors. He is qualified to practise in Hong Kong and the UK.

張定球 66歲，自1984年獲委任為非執行董事。張氏亦為香港上市公司創科實業有限公司之非執行董事。張氏在英國倫敦大學University College London取得法律學位，於1970年成為執業律師，現為香港張葉司徒陳律師事務所之顧問，擁有香港及英國執業資格。

LUI Ming Wah SBS, JP, PhD, aged 70, has been appointed an Independent Non-executive Director since 1995. Dr Lui has been a member of the Legislative Council of the Hong Kong SAR since 1998. He is an Honorary Chairman of The Hong Kong Electronic Industries Association, an advisor of Hong Kong International Arbitration Centre, and a member of National Committee of the Chinese People's Political Consultative Conference. He obtained his Master and Doctorate degrees from the University of New South Wales in Australia and the University of Saskatchewan in Canada respectively. He is currently Managing Director of Keystone Electronics Co. Ltd.

呂明華博士 SBS，太平紳士，70歲，自1995年獲委任為獨立非執行董事。呂博士自1998年成為香港特別行政區立法會議員，也是香港電子業商會榮譽會長、香港國際仲裁中心顧問及全國政協委員。呂氏持有澳洲新南威爾斯大學碩士學位及加拿大沙省大學博士學位，現時為文明電子有限公司之董事總經理。

Frank CHAN Chi Chung ACA, FCCA, FCPA, CPA, aged 54, has been appointed an Independent Non-executive Director since 2004. He is currently a group executive director of Hong Kong-listed Techtronic Industries Company Limited, and an independent director of Singapore-listed Tsit Wing International Holdings Limited. Mr Chan is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants, a member of The Institute of Chartered Accountants in England and Wales, and an associate of the Taxation Institute of Hong Kong. He is qualified to practise as a Certified Public Accountant in Hong Kong.

陳志聰 ACA，FCCA，FCPA，CPA，54歲，自2004年獲委任為獨立非執行董事。 陳氏現為香港上市公司創科實業有限公司之集團執行董事，並為新加坡上市公司捷榮國際控股有限公司之獨立董事。 陳氏為英國特許公認會計師公會和香港會計師公會資深會員、英格蘭及威爾士特許會計師公會及香港稅務學會會員，並在香港獲得執業會計師資格。

CHAN Kei Biu PhD, aged 61, has been appointed an Independent Non-executive Director since 2005. Prof Chan is Chairman of both The Hong Kong Electronic Industries Association and Group 27 (Automobile Components) under the Federation of Hong Kong Industries, the Honorary Chairman of the Hong Kong Green Manufacturing Alliance, the Honorary President of both the Hong Kong Association for the Advancement of Science and Technology Ltd and Surface Mount Technology Association Hong Kong Chapter, and a director of the Hong Kong Automotive Parts and Accessory Systems R&D Centre Ltd of the Innovation and Technology Commission. Prof Chan is also a member of the Electronics Projects Vetting Committee for Technology Support Program under the Innovation and Technology Fund, a representative of Industry Work Group on Electronics of Hong Kong Productivity Council and the Convener of the Hong Kong Automobile, Optical, Mechanical and Electronics Industries Alliance. He is currently Chairman and Senior Managing Director of Singapore-listed Surface Mount Technology (Holdings) Limited.

陳其鑣教授 61歲，自2005年獲委任為獨立非執行董事。陳教授目前身兼香港電子業商會會長、香港工業總會第27分組（汽車零部件）主席及香港綠色製造聯盟名譽主席、香港科技協進會名譽會長、表面裝貼技術協會（香港分會）榮譽會長和香港汽車零部件研究及發展中心董事局董事。陳教授更擔任香港創新及科技基金電子項目評審委員會委員、香港生產力促進局電子業工作事務會會員及香港汽車光機電工業聯盟召集人。陳教授現職新加坡上市公司新進科技集團有限公司主席兼高級董事總經理。

WONG Man Kit aged 48, joined Gold Peak Group in 1991 and is General Manager - Finance as well as Company Secretary of the Company. He is also an executive director of GP Industries Limited. Mr Wong is a fellow member of both the Hong Kong Institute of Certified Public Accountants and The Hong Kong Institute of Chartered Secretaries. He holds a Master degree in Business Administration from The Chinese University of Hong Kong.

黃文傑 48歲，自1991年效力金山工業集團，現為本公司之總經理-財務及公司秘書，同時亦為GP工業有限公司執行董事。黃氏為香港會計師公會及香港特許秘書公會資深會員。他持有香港中文大學工商管理碩士學位。

Brian LI Yiu Cheung aged 55, joined Gold Peak Group in 1981 and is currently Managing Director of GP Industries Limited. He is an executive committee member of The Hong Kong Electronic Industries Association and the Hong Kong Electronics Industry Council of Federation of Hong Kong Industries. He is also a director of Automotive Parts and Accessory Systems R&D Centre Limited. Mr Li holds a bachelor's degree in Electrical Engineering from the University of British Columbia in Canada and a Master degree in Global Business with Deans Honour from The Chinese University of Hong Kong.

李耀祥 55歲，自1981年加入金山工業集團，現時為GP工業有限公司董事總經理。李氏為香港電子業商會執行委員會委員及香港工業總會轄下香港電子業總會執行委員會委員，並擔任汽車零部件研究及發展中心有限公司董事。李氏持有加拿大英屬哥倫比亞大學電機工程學士學位及香港中文大學環球商貿學院榮譽碩士學位。

Parklin HO Pak Nin aged 55, joined Gold Peak Group in 1979 and is currently Senior Director - Global Distribution Strategies of the Company. He has been seconded to GPI International Limited, the sales and marketing arm of the GP Batteries Group, as Sales Director - EMEA since April 2007. Mr Ho has been in the electrical industry in Hong Kong for over 25 years. He graduated from The University of Hong Kong with a bachelor's degree in Social Sciences.

何柏年 55歲，自1979年加入金山工業集團，現時為本公司全球分銷策劃高級總監，自2007年4月借調為金山電池集團旗下從事營銷業務之GPI國際有限公司之營業總監 (歐洲、中東及非洲)。何氏於電工行業擁有逾25年經驗。他於香港大學畢業，持有社會科學學士學位。

Henry LEUNG Kwong Hang CEng, MIET, FHKIE, aged 56, joined Gold Peak Group since 2006 and is currently Chief Operating Officer of GP Batteries International Limited. He has 30 years' global business experience in the US, Singapore and Hong Kong, and has held senior positions in many multinational electronic corporations. Mr Leung is a member of Board of Directors of Hong Kong Applied Science and Technology Research Institute Company Limited. He graduated from the University of Essex with a bachelor's degree in Telecommunication Engineering.

梁廣恒 CEng，MIET，FHKIE，56歲，於2006年加入金山工業集團，現為金山電池國際有限公司之營運總裁。梁氏擁有30年之環球營商經驗，曾於美國、新加坡及香港多家跨國電子公司擔任要職。梁氏為香港應用科技研究院有限公司董事局成員。他畢業於英國埃賽克斯大學，持有電訊工程學士學位。

企業管治常規

本公司致力維持高水平之企業管治，並採納香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載的企業管治常規守則(「守則」)的原則。

CORPORATE GOVERNANCE PRACTICE

The Company is committed to maintaining a high standard of corporate governance and has applied the principles of the code provisions set out in the Code on Corporate Governance Practices (the "Code") in Appendix 14 to The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

除就守則A.2.1及A.4.1之偏離行為外，本公司於截至二零零八年三月三十一日止年度內均遵守守則的守則條文，有關之偏離行為將於以下詳述。

Throughout the financial year ended 31 March 2008, the Company has complied with the code provisions set out in the Code, except for the deviation from A.2.1 and A.4.1 of the Code, details of which are set out below.

董事局

董事局主要致力於本集團之整體策略發展。董事局亦監察本集團經營業務之財務表現及內部監控。

BOARD OF DIRECTORS

The principal focus of the Board is on the overall strategic development of the Group. The Board also monitors the financial performance and the internal controls of the Group's business operations.

於二零零八年三月三十一日，董事局包括八位執行董事(其中一位為主席)，兩位非執行董事及三位獨立非執行董事。本公司所有董事之個人資料已載列於本年報第26頁至第28頁。

As at 31 March 2008, the Board comprised eight executive directors (one of whom is the Chairman), two non-executive directors and three independent non-executive directors. The biographical details of all directors of the Company are set out on pages 26 to 28 of this annual report.

於截至二零零八年三月三十一日止年度，董事局包括：

During the year ended 31 March 2008, the board of directors (the "Board") comprised:

執行董事：

羅仲榮*(主席兼總裁)*
吳崇安
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉

Executive Directors:

Victor LO Chung Wing *(Chairman & Chief Executive)*
Andrew NG Sung On
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai

非執行董事：

王維勤
張定球

Non-Executive Directors:

Raymond WONG Wai Kan
Vincent CHEUNG Ting Kau

獨立非執行董事：

呂明華
陳志聰
陳其鑣

Independent Non-Executive Directors:

LUI Ming Wah
Frank CHAN Chi Chung
CHAN Kei Biu

主席經徵詢全體董事，首要負責草擬及審批每次董事局會議之議程。開會通知最少於常務會議十四天前發送予各董事，如需要，董事可要求在議程內加插討論事項。召開常務會議時，一套完整議程連同開會文件會在開會前之合理時間內發送予各董事。

The Chairman is primarily responsible for drawing up and approving the agenda for each board meeting in consultation with all directors. Notice of at least 14 days has been given to all directors for all regular board meetings and the directors can include matters for discussion in the agenda if necessary. Agenda and accompanying board papers in respect of regular board meetings are sent in full to all directors within reasonable time prior to the meeting.

董事局(續)

董事局及董事委員會之會議紀錄由公司秘書保存並送交予各董事作紀錄。每位董事均有權取得公司秘書之意見及服務，並在合理要求及適當的情況下，要求以本公司經費諮詢獨立專業意見。

於截至二零零八年三月三十一日止年度內，董事局已舉行四次全體會議。每位董事之出席情況載列如下：

BOARD OF DIRECTORS *(continued)*

Minutes of board meetings and meetings of board committees are kept by the company secretary and are sent to the directors for records. Each Board member is entitled to have access to the advice and services of the company secretary and, upon reasonable request and in appropriate circumstances, seek independent professional advice at the Company's expenses.

During the year ended 31 March 2008, four board meetings were held and the attendance of each director was set out as follows:

董事姓名	Name of director	出席／舉行董事局會議次數 Number of board meetings attended/held
羅仲榮	Victor LO Chung Wing	4/4
吳崇安	Andrew NG Sung On	3/4
羅仲炳	Kevin LO Chung Ping	3/4
羅仲煒	Paul LO Chung Wai	3/4
梁伯全	LEUNG Pak Chuen	4/4
顧玉興	Richard KU Yuk Hing	3/4
莊紹樑	Andrew CHUANG Siu Leung	4/4
周國偉	CHAU Kwok Wai	4/4
王維勤	Raymond WONG Wai Kan	3/4
張定球	Vincent CHEUNG Ting Kau	3/4
呂明華	LUI Ming Wah	1/4
陳志聰	Frank CHAN Chi Chung	3/4
陳其鑣	CHAN Kei Biu	2/4

主席及行政總裁

羅仲榮為本公司之主席及行政總裁。守則第A.2.1條規定，主席及行政總裁之角色應加以區分，並不應由同一人兼任。但董事局認為本集團之主要業務已分別上市，並由不同之董事局管理，所以現行之架構不會損害董事局及本集團管理層之間在權力及職權方面之平衡。

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Victor LO Chung Wing is the Chairman and the Chief Executive of the Company. Although A.2.1 of the Code stipulates that the role of chairman and chief executive officer should be separate and should not be performed by the same individual, the Board considers that the present structure will not impair the balance of power and authority between the Board and the management of the Group as the Group's principal businesses are separately listed and each business is run by a different board of directors.

獨立非執行董事

根據上市規則第3.13條規定，本公司已收到每位獨立非執行董事就其獨立性之年度確認。本公司認為所有獨立非執行董事均屬獨立人士。

INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of the independent non-executive directors an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all the independent non-executive directors to be independent.

委任及重選董事

董事局定期檢討其成員架構、人數及成員組合，務求平衡各方的專業知識、技巧及資歷，以符合本公司的業務要求。

APPOINTMENT AND RE-ELECTION OF DIRECTORS

The Board reviews its own structure, size and composition regularly to ensure that it has a balance of expertise, skills and experience appropriate to the needs of the business of the Company.

委任及重選董事(續)

守則A.4.1條規定非執行董事的委任應有指定任期，並須接受重新選舉。現時，本公司之非執行董事並無特定任期，但須根據本公司之組織章程在本公司之股東週年大會輪值告退及須再次參選方可連任。由於非執行董事之委任在到期重選時將被審閱，董事局認為已具備足夠措施以確保本公司之企業管治常規並無較守則之規定寬鬆。

APPOINTMENT AND RE-ELECTION OF DIRECTORS *(continued)*

A.4.1 of the Code stipulates that non-executive directors should be appointed for a specific term, subject to re-election. Currently, all non-executive directors are not appointed for a specific term and are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the articles of association of the Company. Since their appointments will be reviewed when they are due for re-election, the Board considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those set out in the Code.

提名委員會

由於守則建議之提名委員會之職責及功能已由董事局共同地履行，並無任何董事參與訂定其各自之委任條款，亦無任何獨立非執行董事參與評估其各自之獨立性，因此本公司並無成立提名委員會。

NOMINATION COMMITTEE

The Company has not established a nomination committee as the duties and functions of the Nomination Committee recommended in the Code are performed by the Board collectively with no director being involved in fixing his own terms of appointment and no independent non-executive director being involved in assessing his own independence.

審核委員會

審核委員會之主要職責為檢討本集團採納之會計原則及慣例，並就本集團財務報告過程及內部監控制度之有效性進行檢討。

於截至二零零八年三月三十一日止年度，審核委員會包括：

呂明華*(主席)*
張定球
陳志聰
陳其鑣

董事局認為各審核委員會成員均具備廣泛營商經驗，審核委員會當中兼備合適之法律、商業及會計專業。審核委員會之架構及成員符合上市規則第3.21條之規定。審核委員會之職權範圍已於二零零五年九月被修改及採納，職權範圍之詳情已刊載於本公司網頁內。

於截至二零零八年三月三十一日止年度內，審核委員會舉行兩次會議。每位成員之出席情況載列如下：

AUDIT COMMITTEE

The main responsibilities of the Audit Committee are to review the accounting principles and practices adopted by the Group and to review the effectiveness of the financial reporting process and internal control system of the Group.

During the year ended 31 March 2008, the Audit Committee comprised:

LUI Ming Wah *(Chairman)*
Vincent CHEUNG Ting Kau
Frank CHAN Chi Chung
CHAN Kei Biu

The Board considers that each Audit Committee member has broad commercial experience and there is a suitable mix of expertise in legal, business and accounting in the Audit Committee. The composition and members of the Audit Committee comply with the requirements under Rule 3.21 of the Listing Rules. The terms of reference of the Audit Committee were revised and adopted in September 2005, details of which have been posted on the Company's website.

During the year ended 31 March 2008, two Audit Committee meetings were held and the attendance of each committee member was set out as follows:

成員姓名	Name of member	出席／舉行會議次數 Number of meetings attended/held
呂明華	LUI Ming Wah	1/2
陳志聰	Frank CHAN Chi Chung	2/2
陳其鑣	CHAN Kei Biu	1/2
張定球	Vincent CHEUNG Ting Kau	2/2

董事局謹向各股東呈覽截至二零零八年三月三十一日止年度年報及經審核之賬項。

The directors have pleasure in presenting their annual report and the audited financial statements of the Company for the year ended 31 March 2008.

主要業務

本公司乃一間投資控股公司，其主要附屬公司及聯營公司之業務分別詳載於賬目附註47及48。

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are set out in notes 47 and 48 to the financial statements respectively.

業績及分配

集團截至二零零八年三月三十一日止年度之業績及公司之分配的細節詳載第43頁之綜合損益表及隨後之賬目附註。本公司已於是年度派發中期股息每股3.0港仙給各股東。董事局建議派發末期股息每股2.0港仙。在全年股息合計每股5.0港仙之基準下，總股息約為27,465,000港元，而餘下之溢利將作保留。

RESULTS AND APPROPRIATIONS

The results of the Group and appropriations of the Company for the year ended 31 March 2008 are set out in the consolidated income statement on page 43 and the accompanying notes to the financial statements. An interim dividend of 3.0 HK cents per share was paid to the shareholders during the year. A final dividend of 2.0 Hong Kong cents per share is proposed by the directors. On the basis of 5.0 Hong Kong cents per share for the entire year, total dividends amount to HK$27,465,000 and the balance of the profit for the year is retained.

十年財政概況

集團於過去十個財政年度的業績，以及資產與負債的概況詳情載於第10頁及第11頁。

TEN-YEAR FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the past ten financial years is set out on pages 10 and 11.

股本

公司股本於本年度變動之細節詳載於賬目附註35。

SHARE CAPITAL

Details of the Company's share capital are set out in note 35 to the financial statements.

投資物業

集團及公司之投資物業於本年度變動之細節詳載於賬目附註15。

INVESTMENT PROPERTIES

Details of movements in investment properties of the Group and the Company during the year are set out in note 15 to the financial statements.

物業、廠房及設備

集團於是年度購買約35,993,000港元物業、廠房及設備以發展業務。集團及公司之物業、廠房及設備於本年度變動之細節詳載於賬目附註16。

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group acquired property, plant and equipment of approximately HK$35,993,000 to expand its business. Details of movements in property, plant and equipment of the Group and the Company during the year are set out in note 16 to the financial statements.

可供分派儲備

於二零零八年三月三十一日，本公司可供分派予股東之保留溢利及股息儲備約為358,885,000港元（二零零七年：333,954,000港元）。

DISTRIBUTABLE RESERVES OF THE COMPANY

The Company's reserves available for distribution to shareholders as at 31 March 2008 are represented by the retained profits and the dividend reserve totalling HK$358,885,000 (2007: HK$333,954,000).

捐款

於是年度，集團用作慈善及其他捐獻款項總數約為2,355,000港元。

DONATIONS

During the year, the Group made charitable and other donations totalling HK$2,355,000.

委任及重選董事(續)

守則A.4.1條規定非執行董事的委任應有指定任期，並須接受重新選舉。現時，本公司之非執行董事並無特定任期，但須根據本公司之組織章程在本公司之股東週年大會輪值告退及須再次參選方可連任。由於非執行董事之委任在到期重選時將被審閱，董事局認為已具備足夠措施以確保本公司之企業管治常規並無較守則之規定寬鬆。

APPOINTMENT AND RE-ELECTION OF DIRECTORS *(continued)*

A.4.1 of the Code stipulates that non-executive directors should be appointed for a specific term, subject to re-election. Currently, all non-executive directors are not appointed for a specific term and are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the articles of association of the Company. Since their appointments will be reviewed when they are due for re-election, the Board considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those set out in the Code.

提名委員會

由於守則建議之提名委員會之職責及功能已由董事局共同地履行，並無任何董事參與訂定其各自之委任條款，亦無任何獨立非執行董事參與評估其各自之獨立性，因此本公司並無成立提名委員會。

NOMINATION COMMITTEE

The Company has not established a nomination committee as the duties and functions of the Nomination Committee recommended in the Code are performed by the Board collectively with no director being involved in fixing his own terms of appointment and no independent non-executive director being involved in assessing his own independence.

審核委員會

審核委員會之主要職責為檢討本集團採納之會計原則及慣例，並就本集團財務報告過程及內部監控制度之有效性進行檢討。

於截至二零零八年三月三十一日止年度，審核委員會包括：

呂明華*(主席)*
張定球
陳志聰
陳其鑣

董事局認為各審核委員會成員均具備廣泛營商經驗，審核委員會當中兼備合適之法律、商業及會計專業。審核委員會之架構及成員符合上市規則第3.21條之規定。審核委員會之職權範圍已於二零零五年九月被修改及採納，職權範圍之詳情已刊載於本公司網頁內。

於截至二零零八年三月三十一日止年度內，審核委員會舉行兩次會議。每位成員之出席情況載列如下：

AUDIT COMMITTEE

The main responsibilities of the Audit Committee are to review the accounting principles and practices adopted by the Group and to review the effectiveness of the financial reporting process and internal control system of the Group.

During the year ended 31 March 2008, the Audit Committee comprised:

LUI Ming Wah *(Chairman)*
Vincent CHEUNG Ting Kau
Frank CHAN Chi Chung
CHAN Kei Biu

The Board considers that each Audit Committee member has broad commercial experience and there is a suitable mix of expertise in legal, business and accounting in the Audit Committee. The composition and members of the Audit Committee comply with the requirements under Rule 3.21 of the Listing Rules. The terms of reference of the Audit Committee were revised and adopted in September 2005, details of which have been posted on the Company's website.

During the year ended 31 March 2008, two Audit Committee meetings were held and the attendance of each committee member was set out as follows:

成員姓名	Name of member	出席／舉行會議次數 Number of meetings attended/held
呂明華	LUI Ming Wah	1/2
陳志聰	Frank CHAN Chi Chung	2/2
陳其鑣	CHAN Kei Biu	1/2
張定球	Vincent CHEUNG Ting Kau	2/2

審核委員會*(續)*

於截至二零零八年三月三十一日止年度，審核委員會已處理包括審閱截至二零零七年三月三十一日止年度之經審核財務報表及截至二零零七年九月三十日止六個月之未經審核中期財務報表，並向董事局提供建議以待審批等工作。

於截至二零零八年三月三十一日止年度，審核委員會與外聘核數師進行了兩次會面。

薪酬委員會

薪酬委員會之主要職責為檢討及認同董事及高級管理層之薪酬政策，並向董事局就董事及高級管理層之薪酬作出建議。薪酬委員會已採取足夠措施確保並無任何董事參與決定其各自薪酬。

於截至二零零八年三月三十一日止年度，薪酬委員會包括：

陳志聰*(主席)*
呂明華
陳其鑣
羅仲榮
周國偉

薪酬委員會之職權範圍已於二零零五年九月被採納，職權範圍之詳情已刊載於本公司網頁內。

於截至二零零八年三月三十一日止年度內，薪酬委員會舉行一次會議。每位成員之出席情況載列如下：

成員姓名		出席／舉行會議次數
陳志聰		1/1
呂明華		0/1
陳其鑣		1/1
羅仲榮		1/1
周國偉		1/1

於截至二零零八年三月三十一日止年度，薪酬委員會已處理包括審閱董事及高級管理層之薪酬政策及其薪酬之工作。

董事之證券交易

本公司已就董事進行的證券交易，採納載於上市規則附錄十「上市發行人董事進行證券交易的標準守則」(「標準守則」)作行為守則。經向本公司所有董事充分諮詢後，本公司確信於期內所有董事已遵守標準守則所規定的準則。

AUDIT COMMITTEE *(continued)*

The work performed by the Audit Committee during the year ended 31 March 2008 included reviewing the audited financial statements for the year ended 31 March 2007 and the unaudited interim financial statements for the six months ended 30 September 2007, with recommendations to the Board for approval.

During the year ended 31 March 2008, the Audit Committee met with the external auditor twice.

REMUNERATION COMMITTEE

The main responsibilities of the Remuneration Committee are to review and endorse the remuneration policy of the directors and senior management and to make recommendations to the Board for the remuneration of the directors and senior management. The Remuneration Committee has taken sufficient measures to ensure that no director is involved in deciding his own remuneration.

During the year ended 31 March 2008, the Remuneration Committee comprised:

Frank CHAN Chi Chung *(Chairman)*
LUI Ming Wah
CHAN Kei Biu
Victor LO Chung Wing
CHAU Kwok Wai

The terms of reference of the Remuneration Committee were adopted in September 2005, details of which have been posted on the Company's website.

During the year ended 31 March 2008, there was one Remuneration Committee meeting and the attendance of each committee member was set out as follows:

Name of member	Number of meetings attended/held
Frank CHAN Chi Chung	1/1
LUI Ming Wah	0/1
CHAN Kei Biu	1/1
Victor LO Chung Wing	1/1
CHAU Kwok Wai	1/1

The work performed by the Remuneration Committee during the year ended 31 March 2008 included reviewing the remuneration policy of the directors and senior management and the remuneration of the directors and senior management.

DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" set out in Appendix 10 to the Listing Rules (the "Model Code") as its code of conduct regarding the directors' securities transactions. Having made specific enquiry of all directors, the Company confirmed that all directors have complied with the required standard set out in the Model Code throughout the year.

問責及審核

董事局確認須負責為每一財政年度編製能真實及公平地反映本集團業務狀況之財務報表。董事局並不知悉任何重要事件或情況可能質疑本公司持續經營的能力。因此，董事局已按持續經營基準編製本公司的財務報表。

董事局確認，其有責任在本公司年報、中期報告、其他股價敏感公佈、上市規則規定之其他財務披露及向監管者提交的報告以及根據法定要求披露之資料中，提供平衡、清晰及易於理解的評估。

ACCOUNTABILITY AND AUDIT

The Board acknowledges its responsibility to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group. The Board is not aware of any material uncertainties relating to events or conditions that might cast significant doubt upon the Company's ability to continue in business. Accordingly, the Board has prepared the financial statements of the Company on a going concern basis.

The Board acknowledges its responsibility to present a balanced, clear and understandable assessment in the Company's annual and interim reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules, and reports to the regulators as well as information required to be disclosed pursuant to statutory requirements.

內部監控

董事局已就本集團之內部監控制度及其於財務、營運、合規監控及風險管理功能各方面之有效性進行每年檢討。董事局致力落實有效及良好的內部監控系統，保障股東利益及本集團之資產。

INTERNAL CONTROL

The Board has conducted annual review on the system of internal control of the Group and its effectiveness covering the financial, operational, compliance controls and risk management functions. The Board is committed to implementing an effective and sound internal control system to safeguard the interest of shareholders and the Group's assets.

核數師酬金

本集團之外聘核數師德勤‧關黃陳方會計師行於截至二零零八年三月三十一日止年度所提供之服務已付及應付之費用如下：

AUDITORS' REMUNERATION

The remuneration paid and payable to Deloitte Touche Tohmatsu, external auditor of the Group, for services provided during the year ended 31 March 2008 were as follows:

服務提供	Services rendered	已付／應付費用 Fees paid/payable 千港元 HK$'000
審計服務	Audit Services	4,557
非審計服務	Non-audit services	1,009
合計	Total	5,566

董事局謹向各股東呈覽截至二零零八年三月三十一日止年度年報及經審核之賬項。

The directors have pleasure in presenting their annual report and the audited financial statements of the Company for the year ended 31 March 2008.

主要業務

本公司乃一間投資控股公司，其主要附屬公司及聯營公司之業務分別詳載於賬目附註47及48。

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are set out in notes 47 and 48 to the financial statements respectively.

業績及分配

集團截至二零零八年三月三十一日止年度之業績及公司之分配的細節詳載第43頁之綜合損益表及隨後之賬目附註。本公司已於是年度派發中期股息每股3.0港仙給各股東。董事局建議派發末期股息每股2.0港仙。在全年股息合計每股5.0港仙之基準下，總股息約為27,465,000港元，而餘下之溢利將作保留。

RESULTS AND APPROPRIATIONS

The results of the Group and appropriations of the Company for the year ended 31 March 2008 are set out in the consolidated income statement on page 43 and the accompanying notes to the financial statements. An interim dividend of 3.0 HK cents per share was paid to the shareholders during the year. A final dividend of 2.0 Hong Kong cents per share is proposed by the directors. On the basis of 5.0 Hong Kong cents per share for the entire year, total dividends amount to HK$27,465,000 and the balance of the profit for the year is retained.

十年財政概況

集團於過去十個財政年度的業績，以及資產與負債的概況詳情載於第10頁及第11頁。

TEN-YEAR FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the past ten financial years is set out on pages 10 and 11.

股本

公司股本於本年度變動之細節詳載於賬目附註35。

SHARE CAPITAL

Details of the Company's share capital are set out in note 35 to the financial statements.

投資物業

集團及公司之投資物業於本年度變動之細節詳載於賬目附註15。

INVESTMENT PROPERTIES

Details of movements in investment properties of the Group and the Company during the year are set out in note 15 to the financial statements.

物業、廠房及設備

集團於是年度購買約35,993,000港元物業、廠房及設備以發展業務。集團及公司之物業、廠房及設備於本年度變動之細節詳載於賬目附註16。

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group acquired property, plant and equipment of approximately HK$35,993,000 to expand its business. Details of movements in property, plant and equipment of the Group and the Company during the year are set out in note 16 to the financial statements.

可供分派儲備

於二零零八年三月三十一日，本公司可供分派予股東之保留溢利及股息儲備約為358,885,000港元(二零零七年：333,954,000港元)。

DISTRIBUTABLE RESERVES OF THE COMPANY

The Company's reserves available for distribution to shareholders as at 31 March 2008 are represented by the retained profits and the dividend reserve totalling HK$358,885,000 (2007: HK$333,954,000).

捐款

於是年度，集團用作慈善及其他捐獻款項總數約為2,355,000港元。

DONATIONS

During the year, the Group made charitable and other donations totalling HK$2,355,000.

董事及服務合約

於本年度及截至本年報編製日期本公司之董事為：

執行董事：

羅仲榮　*主席兼總裁*

吳崇安　*副主席*

羅仲炳

羅仲煒

梁伯全

顧玉興

莊紹樑

周國偉

非執行董事：

王維勤

張定球

呂明華*

陳志聰*

陳其鑣*

* 獨立非執行董事

根據公司組織章程細則第95及112條，羅仲榮先生、周國偉先生、王維勤先生、呂明華先生及陳其鑣先生在即將召開之股東週年大會上遵章告退，而各人均符合資格，願意膺選連任。

於即將召開之股東週年大會上膺選連任之董事，概無與公司及其附屬公司訂立集團不可於一年內無須賠償(法定補償除外)而終止之服務合約。

本公司之非執行董事並無特定任期，但須根據本公司之組織章程在本公司之股東週年大會輪值告退及須再次參選方可連任。

董事在重要合約之權益

於年結日或本年度內任何時間，各董事並未在任何與本公司或其任何附屬公司訂立重大合約中取得任何直接或間接重大利益。

DIRECTORS AND SERVICE CONTRACTS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Victor LO Chung Wing, *Chairman & Chief Executive*

Andrew NG Sung On, *Vice Chairman*

Kevin LO Chung Ping

Paul LO Chung Wai

LEUNG Pak Chuen

Richard KU Yuk Hing

Andrew CHUANG Siu Leung

CHAU Kwok Wai

Non-executive directors:

Raymond WONG Wai Kan

Vincent CHEUNG Ting Kau

LUI Ming Wah*

Frank CHAN Chi Chung*

CHAN Kei Biu*

* Independent non-executive director

In accordance with Articles 95 and 112 of the Company's Articles of Association, Messrs. Victor LO Chung Wing, CHAU Kwok Wai, Raymond WONG Wai Kan, LUI Ming Wah and CHAN Kei Biu are due to retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

No directors being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

The non-executive directors have been appointed for a term subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association of the Company.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

董事及總裁於本公司及其聯營公司證券之權益

於二零零八年三月三十一日，本公司之董事及總裁於本公司及其聯營公司(定義見證券及期貨條例第十五部)之股份、相關股份及債券中，擁有根據證券及期貨條例第十五部第七及第八分部須通知本公司及香港聯合交易所有限公司(「香港聯交所」)(包括根據證券及期貨條例有關條文被當作或視為擁有之權益及淡倉)，或根據證券及期貨條例第三五二條須記入該條例所述登記冊，或根據香港聯交所證券上市規則(「上市規則」)附錄十「上市公司董事進行證券交易標準守則」之規定須通知本公司及香港聯交所之權益及淡倉如下：

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SECURITIES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at 31 March 2008, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to Appendix 10 "Model Code for Securities Transactions by Directors of Listed Issuers" contained in the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules") to be notified to the Company and the Stock Exchange were as follows:

(a) 公司股份之權益(好倉)

於二零零八年三月三十一日，各董事及總裁於本公司普通股份之權益如下：

(a) Interest in shares of the Company (long positions)

As at 31 March 2008, the interests of the directors and the chief executive in the ordinary shares of the Company were as follows:

		持有普通股份數目 Number of ordinary shares held				公司已發行股份之百分比 Percentage of issued share capital of the Company
董事	Name of director	個人權益 Personal interests	家族權益 Family interests	公司權益 Corporate interests	權益總數 Total interests	%
羅仲榮	Victor LO Chung Wing	74,951,811	–	88,065,432*	163,017,243	29.68
吳崇安	Andrew NG Sung On	69,771,957	417,000	88,065,432*	158,254,389	28.81
羅仲炳	Kevin LO Chung Ping	625,000	3,239,066	–	3,864,066	0.70
羅仲煒	Paul LO Chung Wai	22,611,518	–	–	22,611,518	4.12
梁伯全	LEUNG Pak Chuen	3,202,581	–	–	3,202,581	0.58
顧玉興	Richard KU Yuk Hing	2,231,780	–	–	2,231,780	0.41
莊紹樑	Andrew CHUANG Siu Leung	474,500	–	–	474,500	0.09
周國偉	CHAU Kwok Wai	275,000	–	–	275,000	0.05
王維勤	Raymond WONG Wai Kan	1,790,081	–	–	1,790,081	0.33
張定球	Vincent CHEUNG Ting Kau	1,947,549	–	–	1,947,549	0.35
呂明華	LUI Ming Wah	–	–	–	–	–
陳志聰	Frank CHAN Chi Chung	–	–	–	–	–
陳其鑣	CHAN Kei Biu	–	–	–	–	–

* 由羅仲榮先生及吳崇安先生實益擁有之Well Glory International Limited實益擁有88,065,432股普通股。

* 88,065,432 ordinary shares were beneficially owned by Well Glory International Limited, a company in which Messrs. Victor LO Chung Wing and Andrew NG Sung On have beneficial interests.

董事及總裁於本公司及其聯營公司證券之權益(續)

(b) 公司之聯營公司股份權益(好倉)

於二零零八年三月三十一日，各董事及總裁於GP工業有限公司(「GP工業」)佔49.2%權益之聯營公司金山電池國際有限公司(「金山電池」)及金山電池佔79.6%權益之附屬公司金山電能科技股份有限公司(「金山電能」)，以及公司佔69.3%權益之附屬公司GP工業直接或間接擁有之股份權益如下：

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SECURITIES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS *(continued)*

(b) Interests in shares of the Company's associated corporations (long positions)

As at 31 March 2008, the direct and indirect beneficial interests of the directors and the chief executive in the shares of GP Batteries International Limited ("GPBI"), a 49.2% owned associate of GP Industries Limited ("GP Ind") and Gold Peak Industries (Taiwan) Limited ("GPIT"), a 79.6% owned subsidiary of GPBI, and GP Ind, a 69.3% owned subsidiary of the Company, were as follows:

		持有普通股份數目及其已發行股份之百分比 Number of ordinary shares and percentage of their issued share capital held					
		金山電池 GPBI		金山電能 GPIT		GP工業 GP Ind	
董事	Name of director	Number	%	Number	%	Number	%
羅仲榮	Victor LO Chung Wing	200,000	0.18	–	–	–	–
吳崇安	Andrew NG Sung On	833,332	0.76	500,000	0.25	378,412	0.07
羅仲炳	Kevin LO Chung Ping	–	–	–	–	–	–
羅仲煒	Paul LO Chung Wai	80,000	0.07	–	–	–	–
梁伯全	LEUNG Pak Chuen	–	–	–	–	1,608,000	0.28
顧玉興	Richard KU Yuk Hing	141,000	0.13	200,000	0.10	70,000	0.01
莊紹樑	Andrew CHUANG Siu Leung	–	–	–	–	45,000	0.01
周國偉	CHAU Kwok Wai	–	–	–	–	481,232	0.08
王維勤	Raymond WONG Wai Kan	374,000	0.34	100,000	0.05	1,598,827	0.28
張定球	Vincent CHEUNG Ting Kau	20,000	0.02	–	–	–	–
呂明華	LUI Ming Wah	–	–	–	–	–	–
陳志聰	Frank CHAN Chi Chung	–	–	–	–	–	–
陳其鑣	CHAN Kei Biu	–	–	–	–	–	–

除以上所披露外，於二零零八年三月三十一日，董事及總裁或其關連人士於公司或根據證券及期貨條例定義之聯營公司之證券沒有任何權益。

Saved as disclosed above, as at 31 March 2008, none of the directors, the chief executive or their associates had any interest in the securities of the Company or any of its associated corporations as defined in SFO.

董事及總裁購買股份或債券之權利

本公司及GP工業購股權計劃之詳情詳列載於賬目附註36。

於是年度，授予本公司董事之本公司、GP工業及金山電池購股權數目之變動表列如下：

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Particulars of the share option schemes of the Company and GP Ind are set out in note 36 to the financial statements.

The following tables disclose the movements in the number of share options of the Company, GP Ind and GPBI which have been granted to the directors of the Company, during the year:

(a) 本公司購股權計劃

(a) The Company's share option scheme:

董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 Exercise price 港元 HK$	購股權數目 Number of option shares: 於二零零七年四月一日尚未行使 Outstanding at 1.4.2007	是年度期滿 Lapsed during the year	於二零零八年三月三十一日尚未行使 Outstanding at 31.3.2008
羅仲榮	Victor LO Chung Wing	2.10.2003	2.10.2003-1.10.2008	1.84	1,600,000	-	1,600,000
吳崇安	Andrew NG Sung On	2.10.2003	2.10.2003-1.10.2008	1.84	1,600,000	-	1,600,000
羅仲炳	Kevin LO Chung Ping	18.10.2002	18.4.2003-17.10.2007	1.17	650,000	(650,000)	-
		2.10.2003	2.10.2003-1.10.2008	1.84	1,000,000	-	1,000,000
羅仲煒	Paul LO Chung Wai	18.10.2002	18.4.2003-17.10.2007	1.17	650,000	(650,000)	-
		2.10.2003	2.10.2003-1.10.2008	1.84	1,000,000	-	1,000,000
顧玉興	Richard KU Yuk Hing	2.10.2003	2.10.2003-1.10.2008	1.84	500,000	-	500,000
莊紹樑	Andrew CHUANG Siu Leung	2.10.2003	2.10.2003-1.10.2008	1.84	500,000	-	500,000
周國偉	CHAU Kwok Wai	18.10.2002	18.4.2003-17.10.2007	1.17	500,000	(500,000)	-
		2.10.2003	2.10.2003-1.10.2008	1.84	600,000	-	600,000
王維勤	Raymond WONG Wai Kan	2.10.2003	2.10.2003-1.10.2008	1.84	1,000,000	-	1,000,000
張定球	Vincent CHEUNG Ting Kau	18.10.2002	18.4.2003-17.10.2007	1.17	300,000	(300,000)	-
		2.10.2003	2.10.2003-1.10.2008	1.84	400,000	-	400,000
呂明華	LUI Ming Wah	18.10.2002	18.4.2003-17.10.2007	1.17	250,000	(250,000)	-
		2.10.2003	2.10.2003-1.10.2008	1.84	300,000	-	300,000

(b) GP工業購股權計劃：

(b) GP Ind's share option scheme:

董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 Exercise price 坡元 S$	於二零零七年四月一日及二零零八年三月三十一日尚未行使購股權數目 Number of option shares outstanding at 1.4.2007 and 31.3.2008
羅仲榮	Victor LO Chung Wing	14.4.2000	14.4.2002-13.4.2010	0.456	300,000
		4.4.2001	4.4.2003-3.4.2011	0.620	600,000
		14.8.2002	14.8.2003-13.8.2012	0.550	384,000
		15.9.2003	15.9.2004-14.9.2013	0.880	384,000
		5.7.2004	5.7.2005-4.7.2014	1.030	400,000
梁伯全	LEUNG Pak Chuen	15.9.2003	15.9.2004-14.9.2013	0.880	350,000
		5.7.2004	5.7.2005-4.7.2014	1.030	380,000
莊紹樑	Andrew CHUANG Siu Leung	14.4.2000	14.4.2002-13.4.2010	0.456	110,000
		4.4.2001	4.4.2003-3.4.2011	0.620	200,000
		14.8.2002	14.8.2003-13.8.2012	0.550	130,000
		15.9.2003	15.9.2004-14.9.2013	0.880	130,000
		5.7.2004	5.7.2005-4.7.2014	1.030	150,000
周國偉	CHAU Kwok Wai	5.7.2004	5.7.2005-4.7.2014	1.030	180,000
王維勤	Raymond WONG Wai Kan	15.9.2003	15.9.2004-14.9.2013	0.880	140,000
		5.7.2004	5.7.2005-4.7.2014	1.030	180,000

(c) 金山電池購股權計劃：

(c) GPBI's share option scheme:

董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 Exercise price 坡元 S$	於二零零七年四月一日及二零零八年三月三十一日尚未行使購股權數目 Number of option shares outstanding at 1.4.2007 and 31.3.2008
吳崇安	Andrew NG Sung On	17.3.2000	17.3.2002-16.3.2010	1.410	200,000
		11.10.2000	11.10.2002-10.10.2010	1.600	200,000
		5.8.2002	5.8.2004-4.8.2012	1.250	190,000
		25.6.2003	25.6.2005-24.6.2013	2.500	190,000
顧玉興	Richard KU Yuk Hing	25.6.2003	25.6.2005-24.6.2013	2.500	170,000

董事及總裁購買股份或債券之權利*(續)*

除以上所披露外，沒有董事及總裁，或其配偶及其18歲以下子女，有權認購本公司之證券，或於本年度行使此等權利。

除以上所披露外，於二零零八年三月三十一日，本公司之董事及總裁沒有於本公司或其聯營公司(定義見證券及期貨條例第十五部)之股份、相關股份或債券中，擁有根據證券及期貨條例第十五部第七及第八分部須通知本公司及香港聯交所(包括根據證券及期貨條例有關條文被當作或視為擁有之權益或淡倉)，或根據證券及期貨條例第三五二條須記入該條例所述登記冊，或根據上市公司董事進行證券交易標準守則之規定須通知本公司及香港聯交所之權益或淡倉。

除以上所披露外，在是年度任何期間，公司或其任何附屬公司沒有參與任何安排以令公司之董事或總裁或其個別有關人仕可透過購買公司或任何法人團體之股份或債券而取得利益。

主要股東

於二零零八年三月三十一日，下列人士(本公司之董事或總裁除外)擁有根據證券及期貨條例第三三六條須通知本公司之本公司股份或相關股份之權益或淡倉，或直接或間接地擁有可於本公司股東大會上任何情況下進行投票權利之任何類別股本面值5%或以上：

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURES *(continued)*

Saved as disclosed above, none of directors and chief executive, or their spouses and children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

Saved as disclosed above, as at 31 March 2008, none of the directors or chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange.

Save as disclosed above, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors or the chief executive of the Company or their respective associates to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 31 March 2008, the following persons (not being a director or chief executive of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under section 336 of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company:

股東 Name of shareholder	身份 Capacity	持有普通股數目 Number of ordinary shares held	公司已發行股份之百分比 Percentage of issued share capital of the Company
Schneider Electric Industries, S.A.	受益人 Beneficial owner	34,557,961	6.29%
Well Glory International Limited	受益人 Beneficial owner	88,065,432	16.03%

除以上所披露者外，於二零零八年三月三十一日，公司董事或總裁沒有察覺任何人士(惟本公司之董事或總裁除外)擁有根據證券及期貨條例第十五部須通知本公司之本公司股份或相關股份之權益或淡倉，或任何人士直接或間接地擁有可於本公司股東大會上任何情況下進行投票權利之任何類別股本面值5%或以上。

Saved as disclosed above, as at 31 March 2008, the directors and the chief executive of the Company are not aware of any person (other than a director or chief executive of the Company) who had any interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Part XV of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

可換股證券、購股權、認股權證或類似權利

除財務報表附註36所述之購股權外，本公司於二零零八年三月三十一日，概無尚未行使之可換股證、購股權、認股權證或其他類似權利。於是年度，並無可換股證、購股權、認股權證或類似權利獲行使。

CONVERTIBLE SECURITIES, OPTIONS, WARRANTS OR SIMILAR RIGHTS

Other than share options as set out in note 36 to the financial statements, the Company had no outstanding convertible securities, options, warrants or other similar rights as at 31 March 2008 and there had been no exercise of convertible securities, options, warrants or similar rights during the year.

退休福利計劃

集團退休福利計劃之細節詳載於賬目附註38。

RETIREMENT BENEFIT SCHEMES

Details of the retirement benefit schemes of the Group are set out in note 38 to the financial statements.

公司上市證券之買賣及贖回

於是年度，公司及其任何附屬公司沒有買賣或贖回公司之任何上市證券。

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

主要供應商及客戶

集團對最大客戶及五位最大客戶所提供之總銷售分別佔本集團全年之總營業額14%及33%。

MAJOR SUPPLIERS AND CUSTOMERS

The aggregate sales attributable to the Group's largest customer and five largest customers accounted for 14% and 33% respectively of the Group's total turnover for the year.

集團對最大供應商及五位最大供應商所作出之總採購分別佔本集團全年之總採購額4%及15%。

The aggregate purchases attributable to the Group's largest supplier and five largest suppliers accounted for 4% and 15% respectively of the Group's total purchases for the year.

沒有董事、其有關人仕、或任何股東(董事得知其持有多於5%本公司股本者)於五位最大客戶或供應商中有任何權益。

None of the directors, their associates, or any shareholder (which to the knowledge of the directors owns more than 5% of the Company's share capital) has any interest in the Group's five largest customers or suppliers.

公眾持股量

根據本公司獲得之公開資料並就本公司董事所知，本公司於截至二零零八年三月三十一日之年度內維持公眾持股量不少於上市規則規定之公司已發行股本之25%。

PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the directors, throughout the year ended 31 March 2008, there is sufficient public float of not less than 25% of the Company's issued shares as required under the Listing Rules.

薪酬委員會及審核委員會

本公司審核委員會及薪酬委員會之詳情載於第29頁至第33頁之企業管治報告。

REMUNERATION COMMITTEE AND AUDIT COMMITTEE

Details of the Company's audit committee and remuneration committee are set out in the Corporate Governance Report on pages 29 to 33.

核數師

公司將於股東週年大會上提呈決議案批准繼續聘任德勤·關黃陳方會計師行。

AUDITOR

A resolution will be submitted to the annual general meeting of the Company to re-appoint Deloitte Touche Tohmatsu.

承董事局命

On behalf of the Board

羅仲榮
主席兼總裁
二零零八年六月二十六日

Victor LO Chung Wing
Chairman & Chief Executive
26 June 2008

Deloitte.
德勤

致金山工業(集團)有限公司股東

(於香港註冊成立之有限公司)

我們已審核列載於第43頁至第118頁金山工業(集團)有限公司(「貴公司」)及其附屬公司(統稱為「貴集團」)的綜合財務報表,此財務報表包括於二零零八年三月三十一日的綜合資產負債表及 貴公司之資產負債表與截至該日止年度的綜合損益表、綜合權益變動表和綜合現金流量表,以及主要會計政策概要及其他附註解釋。

董事就綜合財務報表須承擔的責任

貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及《公司條例》編製及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報綜合財務報表相關的內部控制,以使綜合財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述;選擇和應用適當的會計政策;及作出在有關情況下屬合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等綜合財務報表作出意見,並根據《公司條例》第141條,將此意見僅向 閣下報告而不作其他用途。我們不就此報告之內容,對任何其他人士負責或承擔任何責任。我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範,並規劃及執行審核,以合理確定此等綜合財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關綜合財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷,包括評估由於欺詐或錯誤而導致綜合財務報表存有重大錯誤陳述的風險。在評估該等風險時,核數師考慮與該實體編製及真實而公平地列報綜合財務報表相關的內部控制,以設計適當的審核程序,但並非為對實體的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性,以及評價綜合財務報表的整體列報方式。

我們相信,我們已獲得充足和適當的審核憑證,為我們的審核意見提供基礎。

意見

我們認為,該等綜合財務報表已根據香港財務報告準則真實而公平地反映 貴公司及 貴集團於二零零八年三月三十一日的事務狀況及截至該日止年度 貴集團之溢利及現金流量,並已按照《公司條例》妥為編製。

德勤•關黃陳方會計師行
執業會計師
香港

二零零八年六月二十六日

TO THE MEMBERS OF GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED
金山工業(集團)有限公司
(incorporated in Hong Kong with limited liability)

We have audited the financial statements of Gold Peak Industries (Holdings) Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 43 to 118, which comprise the consolidated balance sheet and the Company's balance sheet as at 31 March 2008, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2008 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

26 June 2008

CONSOLIDATED INCOME STATEMENT 綜合損益表

Year ended 31 March 2008 截至二零零八年三月三十一日止年度

		附註 NOTES	2008 千港元 HK$'000	2007 千港元 HK$'000
營業額	**Turnover**	7	**1,477,464**	1,902,627
銷售成本	Cost of sales		**(1,072,114)**	(1,500,764)
毛利	**Gross profit**		**405,350**	401,863
其他收入	Other income		**215,244**	201,845
銷售及分銷支出	Selling and distribution expenses		**(212,406)**	(187,815)
行政支出	Administrative expenses		**(297,653)**	(304,289)
其他費用	Other expenses		**(39,052)**	–
投資淨收益(虧損)	Net investment gain (loss)	8	**88,638**	(68,906)
財務成本	Finance costs	9	**(126,371)**	(149,559)
所佔聯營公司業績	Share of results of associates		**104,106**	324,686
應當出售部份附屬公司權益之虧損	Loss on deemed partial disposal of a subsidiary		**(135)**	(26,031)
出售一間附屬公司權益之虧損	Loss on disposal of a subsidiary		**–**	(2,833)
出售部份／出售聯營公司權益之(虧損)收益	(Loss) gain on partial disposal/disposal of associates		**(4,765)**	36,667
除税前溢利	**Profit before taxation**	10	**132,956**	225,628
税項	**Taxation**	12	**(30,804)**	(24,268)
全年溢利	**Profit for the year**		**102,152**	201,360
歸屬於：	Attributable to:			
本公司資本股東	Equity shareholders of the Company		**70,415**	115,063
少數股東權益	Minority interests		**31,737**	86,297
			102,152	201,360
股息	**Dividends**	13		
中期	Interim		**16,479**	16,479
末期	Final		**10,986**	16,479
每股盈利	**Earnings per share**	14		
基本(港仙)	Basic		**12.82 HK cents**	20.95 HK cents
攤薄(港仙)	Diluted		**12.81 HK cents**	20.92 HK cents

CONSOLIDATED BALANCE SHEET 綜合資產負債表

At 31 March 2008 於二零零八年三月三十一日

		附註 NOTES	2008 千港元 HK$'000	2007 千港元 HK$'000
非流動資產	**Non-current assets**			
投資物業	Investment properties	15	117,210	131,990
物業、廠房及設備	Property, plant and equipment	16	270,196	272,792
預付租賃款項	Prepaid lease payments	17	36,156	37,107
所佔聯營公司權益	Interests in associates	19	1,882,167	1,726,423
可供出售投資	Available-for-sale investments	20	416,164	598,017
商標	Trademarks	21	39,736	43,919
長期應收賬項	Long term receivables	22	371,658	330,153
專業訣竅	Technical know-how	23	7,737	35,004
商譽	Goodwill	24	58,166	53,669
遞延税項資產	Deferred taxation assets	34	–	12,391
			3,199,190	3,241,465
流動資產	**Current assets**			
存貨	Inventories	26	382,572	253,246
可供出售投資	Available-for-sale investments	20	–	192,091
應收賬項、應收票據及預付款項	Debtors, bills receivable and prepayments	27	1,197,599	1,139,892
預付租賃款項	Prepaid lease payments	17	951	951
應收股息	Dividend receivable		2,087	7,795
可收回税項	Taxation recoverable		213	402
銀行結存、存款及現金	Bank balances, deposits and cash	29	312,191	488,456
			1,895,613	2,082,833
流動負債	**Current liabilities**			
應付賬項及費用	Creditors and accrued charges	30	380,774	447,311
財務租賃責任	Obligations under finance leases	31	11	1,675
税項	Taxation payable		43,405	30,526
銀行貸款及商業信貸	Bank loans and import loans	32	1,311,109	1,424,323
銀行透支	Bank overdrafts	32	6,894	12,888
衍生財務工具	Derivative financial instruments	28	–	5,471
			1,742,193	1,922,194
流動資產淨值	**Net current assets**		153,420	160,639
總資產減去流動負債	**Total assets less current liabilities**		3,352,610	3,402,104
非流動負債	**Non-current liabilities**			
借款	Borrowings	33	1,217,954	1,173,274
遞延税項負債	Deferred taxation liabilities	34	16,808	16,188
			1,234,762	1,189,462
資產淨值	**Net assets**		2,117,848	2,212,642
資本及儲備	**Capital and reserves**			
股本	Share capital	35	274,643	274,643
儲備	Reserves	37	1,108,585	1,152,217
本公司股東應佔之權益	Equity attributable to shareholders of the Company		1,383,228	1,426,860
上市附屬公司購股權儲備	Share option reserve of a listed subsidiary		8,618	4,654
少數股東權益	Minority interests		726,002	781,128
權益總額	**Total equity**		2,117,848	2,212,642

第43頁至第118頁所示之賬目，已於二零零八年六月二十六日由董事局通過，並由以下董事代表簽名：

The financial statements on pages 43 to 118 were approved and authorised for issue by the Board of Directors on 26 June 2008 and are signed on its behalf by:

羅仲榮	**吳崇安**	**Victor LO Chung Wing**	**Andrew NG Sung On**
董事	*董事*	*Director*	*Director*

BALANCE SHEET 資產負債表

At 31 March 2008 於二零零八年三月三十一日

		附註 NOTES	2008 千港元 HK$'000	2007 千港元 HK$'000
非流動資產	**Non-current assets**			
投資物業	Investment properties	15	**139,274**	20,000
物業、廠房及設備	Property, plant and equipment	16	**37,230**	26,331
預付租賃款項	Prepaid lease payments	17	**26,344**	–
所佔附屬公司權益	Investments in subsidiaries	18	**1,306,492**	1,306,492
			1,509,340	1,352,823
流動資產	**Current assets**			
應收賬項及預付款項	Debtors and prepayments		**56,633**	52,290
預付租賃款項	Prepaid lease payments	17	**712**	–
附屬公司欠款	Amounts due from subsidiaries	18	**560,474**	614,744
銀行結存、存款及現金	Bank balances, deposits and cash	29	**162,173**	288,683
			779,992	955,717
流動負債	**Current liabilities**			
應付賬項及費用	Creditors and accrued charges		**11,892**	11,823
欠附屬公司款項	Amount due to a subsidiary	18	**130,660**	–
銀行貸款	Bank loans	32	**409,667**	460,628
			552,219	472,451
流動資產淨值	**Net current assets**		**227,773**	483,266
總資產減去流動負債	**Total assets less current liabilities**		**1,737,113**	1,836,089
非流動負債	**Non-current liabilities**			
借款	Borrowings	33	**584,000**	682,173
欠附屬公司款項	Amounts due to subsidiaries	18	**20,292**	34,784
			604,292	716,957
資產淨值	**Net assets**		**1,132,821**	1,119,132
資本及儲備	**Capital and reserves**			
股本	Share capital	35	**274,643**	274,643
儲備	Reserves	37	**858,178**	844,489
股東資金	**Shareholders' funds**		**1,132,821**	1,119,132

羅仲榮	**吳崇安**	**Victor LO Chung Wing**	**Andrew NG Sung On**
董事	*董事*	*Director*	*Director*

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY 綜合權益變動表

Year ended 31 March 2008 截至二零零八年三月三十一日止年度

		股本 Share capital 千港元 HK$'000	股本溢價 Share premium 千港元 HK$'000	法定盈餘 Legal surplus 千港元 HK$'000 (附註37) (note 37)	物業重估儲備 Property revaluation reserve 千港元 HK$'000	換算儲備 Translation reserve 千港元 HK$'000	股本儲備 Capital reserve 千港元 HK$'000	股本贖回儲備 Capital redemption reserve 千港元 HK$'000	可供出售投資儲備 Available-for-sale investments reserve 千港元 HK$'000	股息儲備 Dividend reserve 千港元 HK$'000	保留溢利 Retained profits 千港元 HK$'000	歸屬於本公司資本股東 Attributable to equity shareholders of the Company 千港元 HK$'000	上市附屬公司購股權儲備 Share option reserve of a listed subsidiary 千港元 HK$'000	少數股東權益 Minority interests 千港元 HK$'000	合計 Total 千港元 HK$'000
集團	THE GROUP														
於二零零六年四月一日	At 1 April 2006	274,643	463,935	16,182	98,189	(177,535)	1,127	35,358	(118,585)	16,479	570,607	1,180,400	4,654	773,817	1,958,871
貨幣調整	Currency realignment	-	-	-	-	43,707	-	-	-	-	-	43,707	-	30,273	73,980
所佔聯營公司儲備	Share of reserves of associates	-	-	-	-	(6,999)	-	-	45,026	-	-	38,027	-	12,853	50,880
可供出售投資公平值之淨變動	Net change in fair value of available-for-sale investments	-	-	-	-	-	-	-	82,149	-	-	82,149	-	50,482	132,631
於股本直接確認之淨收入	Net income recognised directly in equity	-	-	-	-	36,708	-	-	127,175	-	-	163,883	-	93,608	257,491
出售聯營公司	Disposal of associates	-	-	-	-	336	(46)	-	-	-	-	290	-	78	368
全年溢利	Profit for the year	-	-	-	-	-	-	-	-	-	115,063	115,063	-	86,297	201,360
全年已確認總收入及支出	Total recognised income and expense for the year	-	-	-	-	37,044	(46)	-	127,175	-	115,063	279,236	-	179,983	459,219
轉入儲備	Transfer of reserves	-	-	(1,487)	-	-	-	-	-	-	1,487	-	-	-	-
所佔聯營公司儲備	Share of reserve of associates	-	-	-	-	-	12	-	-	-	-	12	-	3	15
因出售附屬公司而確認	Release on disposal of subsidiaries	-	-	170	-	-	-	-	-	-	-	170	-	(6,310)	(6,140)
購入一間附屬公司	Acquisition of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	2,086	2,086
增購附屬公司權益	Acquisition of additional interests in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(50,410)	(50,410)
少數股東提供股本	Capital contribution by minority interests	-	-	-	-	-	-	-	-	-	-	-	-	3,508	3,508
付予少數股東股息	Dividend paid to minority interests	-	-	-	-	-	-	-	-	-	-	-	-	(121,549)	(121,549)
已派發股息	Dividend paid														
一二零零六年末期股息	- 2006 final dividend	-	-	-	-	-	-	-	-	(16,479)	-	(16,479)	-	-	(16,479)
一二零零七年中期股息	- 2007 interim dividend	-	-	-	-	-	-	-	-	-	(16,479)	(16,479)	-	-	(16,479)
建議股息	Dividend proposed														
一二零零七年末期股息	- 2007 final dividend	-	-	-	-	-	-	-	-	16,479	(16,479)	-	-	-	-
		-	-	(1,317)	-	-	12	-	-	-	(31,471)	(32,776)	-	(172,672)	(205,448)
於二零零七年三月三十一日	At 31 March 2007	274,643	463,935	14,865	98,189	(140,491)	1,093	35,358	8,590	16,479	654,199	1,426,860	4,654	781,128	2,212,642

		股本 Share capital 千港元 HK$'000	股本溢價 Share premium 千港元 HK$'000	法定盈餘 Legal surplus 千港元 HK$'000 (附註37) (note 37)	物業重估儲備 Property revaluation reserve 千港元 HK$'000	換算儲備 Translation reserve 千港元 HK$'000	股本儲備 Capital reserve 千港元 HK$'000	股本贖回儲備 Capital redemption reserve 千港元 HK$'000	可供出售投資儲備 Available-for-sale investments reserve 千港元 HK$'000	股息儲備 Dividend reserve 千港元 HK$'000	保留溢利 Retained profits 千港元 HK$'000	歸屬於本公司資本股東 Attributable to equity shareholders of the Company 千港元 HK$'000	上市附屬公司購股權儲備 Share option reserve of a listed subsidiary 千港元 HK$'000	少數股東權益 Minority interests 千港元 HK$'000	合計 Total 千港元 HK$'000
於二零零七年四月一日	At 1 April 2007	274,643	463,935	14,865	98,189	(140,491)	1,093	35,358	8,590	16,479	654,199	1,426,860	4,654	781,128	2,212,642
貨幣調整	Currency realignment	-	-	-	-	21,787	-	-	-	-	-	21,787	-	10,236	32,023
所佔聯營公司儲備	Share of reserves of associates	-	-	-	-	32,546	-	-	-	-	-	32,546	-	15,740	48,286
可供出售投資公平值之變動	Change in fair value of available-for-sale investments	-	-	-	-	-	-	-	32,998	-	-	32,998	-	-	32,998
於股本直接確認之淨收入	Net income recognised directly in equity	-	-	-	-	54,333	-	-	32,998	-	-	87,331	-	25,976	113,307
可供出售投資轉入所佔聯營公司權益之調整	Adjustment arising from transfer of available-for-sale investments to interest in associates	-	-	-	-	(11,010)	1,113	-	80,348	-	(113,059)	(42,608)	1,568	(18,156)	(59,196)
出售聯營公司	Disposal of associates	-	-	(35)	-	-	(1,074)	-	-	-	-	(1,109)	-	(135)	(1,244)
出售可供出售投資	Disposal of available-for-sales investments	-	-	-	-	-	-	-	(88,638)	-	-	(88,638)	-	(32,679)	(121,317)
於聯營公司出售可供出售投資時調整聯營公司儲備	Reversal of reserve of associate on disposal of available-for-sales investments by associates	-	-	-	-	-	-	-	(36,231)	-	-	(36,231)	-	(16,026)	(52,257)
全年溢利	Profit for the year	-	-	-	-	-	-	-	-	-	70,415	70,415	-	31,737	102,152
全年已確認總收入及支出	Total recognised income and expense for the year	-	-	(35)	-	43,323	39	-	(11,523)	-	(42,644)	(10,840)	1,568	(9,283)	(18,555)
轉入儲備	Transfer of reserves	-	-	-	-	-	3,561	-	-	-	(3,561)	-	-	-	-
因出售物業之儲備確認	Reserves released upon disposal of properties	-	-	-	(11,242)	-	-	-	-	-	11,242	-	-	-	-
所佔聯營公司儲備	Share of reserve of associates	-	-	-	-	-	166	-	-	-	-	166	2,396	1,133	3,695
購入附屬公司額外權益	Acquisition of additional interests in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(3,583)	(3,583)
視為出售一間附屬公司	Deemed disposal of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	135	135
少數股東所提供股本	Capital contribution by minority interests	-	-	-	-	-	-	-	-	-	-	-	-	494	494
付予少數股東股息	Dividend paid to minority interests	-	-	-	-	-	-	-	-	-	-	-	-	(44,022)	(44,022)
已派發股息	Dividend paid														
－二零零七年末期股息	– 2007 final dividend	-	-	-	-	-	-	-	-	(16,479)	-	(16,479)	-	-	(16,479)
－二零零八年中期股息	– 2008 interim dividend	-	-	-	-	-	-	-	-	-	(16,479)	(16,479)	-	-	(16,479)
建議股息	Dividend proposed														
－二零零八年末期股息	– 2008 final dividend	-	-	-	-	-	-	-	-	10,986	(10,986)	-	-	-	-
		-	-	-	(11,242)	-	3,727	-	-	(5,493)	(19,784)	(32,792)	2,396	(45,843)	(76,239)
於二零零八年三月三十一日	At 31 March 2008	274,643	463,935	14,830	86,947	(97,168)	4,859	35,358	(2,933)	10,986	591,771	1,383,228	8,618	726,002	2,117,848

CONSOLIDATED CASH FLOW STATEMENT 綜合現金流量表

Year ended 31 March 2008 截至二零零八年三月三十一日止年度

		2008 千港元 HK$'000	2007 千港元 HK$'000
經營業務之現金流入	Cash inflows from operating activities		
除稅前溢利	Profit before taxation	**132,956**	225,628
調整：	Adjustments for:		
所佔聯營公司業績	Share of results of associates	**(104,106)**	(324,686)
商標攤銷	Amortisation of trademarks	**4,183**	4,183
無形資產攤銷	Amortisation of intangible assets	**3,880**	3,880
無形資產之減值虧損	Impairment loss recognised on intangible assets	**23,482**	-
購入一間聯營公司額外權益之折讓	Discount on acquisition of additional interest in an associate	**(1,033)**	–
物業、廠房及設備之折舊	Depreciation of property, plant and equipment	**44,743**	44,476
攤銷預付租賃款項	Amortisation of prepaid lease payments	**951**	951
出售投資物業之虧損	Loss on disposal of investment properties	**1,200**	–
出售物業、廠房及設備之虧損(收益)	Loss (gain) on disposal of property, plant and equipment	**2,058**	(1,885)
出售聯營公司部份權益／出售聯營公司之虧損(收益)	Loss (gain) on partial disposal/disposal of associates	**4,765**	(36,667)
一項投資及其有關股東貸款之減值虧損	Impairment loss recognised in respect of an investment and its related shareholders' loan	**-**	59,608
應當出售附屬公司部份權益之虧損	Loss on deemed partial disposal of a subsidiary	**135**	26,031
投資物業公平值之增加	Increase in fair value of investment properties	**(5,220)**	(26,290)
衍生財務工具公平值之改變	Change in fair value of derivative financial instruments	**(5,471)**	24,364
利息收入	Interest income	**(94,215)**	(96,532)
股東貸款之預計利息	Imputed interest on shareholders' loans	**(3,783)**	(3,335)
銀行及其他借款利息	Interest on bank and other borrowings	**126,339**	149,373
財務租賃責任利息	Interest on obligations under finance leases	**32**	186
股息收入	Dividend income	**(18,000)**	(22,051)
出售可供出售投資之(收益)虧損	(Gain) loss on disposal of available-for-sale investments	**(88,638)**	9,298
可供出售投資之減值虧損	Impairment loss recognised on available-for-sale investments	**3,783**	3,335
出售一間附屬公司之虧損	Loss on disposal of a subsidiary	**-**	2,833
商譽之減值虧損	Impairment loss recognised on goodwill	**1,935**	–
聯營公司權益之減值虧損	Impairment loss recognised on interests in associates	**2,021**	–
外幣兌換率變動對公司之間結存之影響	Effect of foreign exchange rate changes on inter-company balances	**1,814**	(50,616)
計算營運資金變動前之營業現金流量	Operating cash flows before movements in working capital	**33,811**	(7,916)
存貨之(增加)減少	(Increase) decrease in inventories	**(102,060)**	8,544
應收賬項、應收票據及預付款項之減少	Decrease in debtors, bills receivable and prepayments	**67,242**	242,652
應付賬項及費用之減少	Decrease in creditors and accrued charges	**(99,450)**	(213,300)
經營業務(使用)產生之現金	Cash (used in) generated from operations	**(100,457)**	29,980
已付香港利得稅	Hong Kong Profits Tax paid	**(3,608)**	(2,407)
已收香港利得稅退款	Hong Kong Profits Tax refunded	**317**	806
已付香港以外其他地區稅項	Taxation in other jurisdictions paid	**(5,938)**	(5,379)
已收香港以外其他地區稅項退款	Taxation in other jurisdictions refunded	**395**	2,302
經營業務(使用)產生之現金淨額	Net cash (used in) generated from operating activities	**(109,291)**	25,302

		附註 NOTES	2008 千港元 HK$'000	2007 千港元 HK$'000
投資業務現金流量	Cash flows from investing activities			
購入附屬公司額外權益所付代價	Consideration paid on acquisition of additional interests of subsidiaries		(7,063)	(76,390)
購入聯營公司權益所付代價	Consideration paid on acquisition of interests in associates		(1,245)	–
購入物業、廠房及設備	Purchase of property, plant and equipment		(35,993)	(38,432)
預付租賃款項之增加	Increase in prepaid lease payments		–	(238)
長期應收賬款之增加	Increase in long term receivables		(8,444)	(14,913)
購入聯營公司之額外權益	Acquisition of additional interests in associates		(15,458)	(38,952)
購入可供出售投資	Purchase of available-for-sale investments		(22,057)	(62,728)
出售一間附屬公司(已扣除其現金及等值現金)	Disposal of a subsidiary (net of cash and cash equivalent disposed of)	39	–	49,626
購入附屬公司(已扣除其現金及等值現金)	Acquisition of subsidiaries (net of cash and cash equivalents acquired)	40	(9,741)	(26,242)
已收聯營公司之股息	Dividends received from associates		172,167	70,062
出售投資物業之款項	Proceeds from disposal of investment properties		18,800	–
出售聯營公司部份權益/出售聯營公司款項	Proceeds from partial disposal/disposal of associates		9,588	75,299
已收利息	Interest received		30,431	42,571
出售可供出售投資之款項	Proceeds from disposal of available-for-sale investments		174,443	–
出售物業、廠房及設備之款項	Proceeds from disposal of property, plant and equipment		1,916	8,428
已收股息	Dividends received		18,000	22,051
投資業務產生之現金淨額	Net cash from investing activities		325,344	10,142
融資現金流量	Cash flows from financing activities			
新銀行貸款	New borrowings raised		1,121,287	605,269
附屬公司少數股東所提供股本	Capital contributed by minority shareholders of subsidiaries		494	2,992
償還銀行貸款	Repayment of borrowings		(1,289,816)	(693,026)
已付銀行及其他借款之利息	Interest on bank and other borrowings paid		(139,688)	(156,119)
已付股息	Dividends paid		(32,958)	(32,958)
已付附屬公司少數股東之股息	Dividends paid to minority shareholders of subsidiaries		(44,022)	(121,549)
償還財務租賃責任之本金	Principal payments for obligations under finance leases		(1,574)	(3,489)
已付財務租賃責任之利息	Interest on obligations under finance leases paid		(32)	(186)
融資所使用之現金淨額	Net cash used in financing activities		(386,309)	(399,066)
現金及等值現金減少淨額	Net decrease in cash and cash equivalents		(170,256)	(363,622)
年初之現金及等值現金	Cash and cash equivalents at beginning of the year		475,568	787,244
外幣兌換率變動之影響	Effect of foreign exchange rate changes		(15)	51,946
年末之現金及等值現金	Cash and cash equivalents at end of the year	42	305,297	475,568

1. 緒言

本公司乃一間在香港註冊成立之上市有限公司，其股份於香港聯合交易所有限公司(「香港聯交所」)上市。本公司註冊辦事處之地址及主要營業地點已詳載於本年報之公司資料內。

本財務報表以本公司功能貨幣港元載列。

本公司乃一間投資控股公司，其附屬公司及聯營公司之業務分別載於附註47及48。

1. GENERAL

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The addresses of the registered office and principal place of business of the Company are disclosed in the corporate information section of the annual report.

The financial statements are presented in Hong Kong dollars which is the functional currency of the Company.

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are set out in notes 47 and 48 respectively.

2. 應用新及經修訂香港財務報告準則

於本年度內，本集團首次應用下列由香港會計師公會頒布之新香港財務報告準則(「香港財務報告準則」)、香港會計準則(「香港會計準則」)之修訂本及詮釋(「詮釋」)(統稱為「新香港財務報告準則」)，新香港財務報告準則於本集團二零零七年四月一日開始之財務政年度內生效。

香港會計準則第1號(修訂本)	資本披露
香港財務報告準則第7號	財務工具：披露
香港(IFRIC)－詮釋第7號	採用根據香港會計準則第29號惡性通脹經濟體系中財務報告之重列方式
香港(IFRIC)－詮釋第8號	香港財務報告準則第2號之範疇
香港(IFRIC)－詮釋第9號	內含衍生工具之重估
香港(IFRIC)－詮釋第10號	中期財務報告及減值
香港(IFRIC)－詮釋第11號	香港財務報告準則第2號－集團及庫存股份交易

採納新香港財務報告準則對本會計年度或過往會計年度業績及財務狀況之編製及呈列方式並無造成任何重大影響。因此，無須作出任何往年度調整。

本集團已追溯應用香港會計準則第1號(修訂本)及香港財務報告準則第7號下之披露規定。去年按香港會計準則第32號呈列之若干資料已予刪除，並於本年度首次呈列按香港會計準則第1號(修訂本)及香港財務報告準則第7號之規定編製之相關比較資料。

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, the following new Hong Kong Financial Reporting Standard ("HKFRS(s)"), amendment of Hong Kong Accounting Standard ("HKAS(s)") and Interpretations ("INT(s)") (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the Group's financial year beginning 1 April 2007.

HKAS 1 (Amendment)	Capital disclosures
HKFRS 7	Financial instruments: Disclosures
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies
HK(IFRIC) – INT 8	Scope of HKFRS 2
HK(IFRIC) – INT 9	Reassessment of embedded derivatives
HK(IFRIC) – INT 10	Interim financial reporting and impairment
HK(IFRIC) – INT 11	HKFRS 2 – Group and treasury share transactions

The adoption of the new HKFRSs has no material effect on how the results and financial position for the current and prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has applied the disclosure requirements under HKAS 1 (Amendment) and HKFRS 7 retrospectively. Certain information presented in prior year under the requirements of HKAS 32 has been removed and relevant comparative information based on the requirements of HKAS 1 (Amendment) and HKFRS 7 has been presented for the first time in the current year.

2. 應用新及經修訂香港財務報告準則(續)

本集團並無提早應用下列已頒布但未生效之新及經修訂準則或詮釋。本公司董事預期應用該等準則或詮釋將不會對本集團之業績及財務狀況造成任何重大影響。

香港會計準則第1號(經修訂)	財務報表之呈列[1]
香港會計準則第23號(經修訂)	借貸成本[1]
香港會計準則第27號(經修訂)	綜合及獨立財務報表[2]
香港會計準則第32號及香港會計準則第1號(修訂本)	可沽財務工具及清盤時之責任[1]
香港財務報告準則第2號(修訂本)	歸屬條件及註銷[1]
香港財務報告準則第3號(經修訂)	業務合併[2]
香港財務報告準則第8號	經營分部[1]
香港(IFRIC)-詮釋第12號	服務特許權安排[3]
香港(IFRIC)-詮釋第13號	忠誠客戶計劃[4]
香港(IFRIC)-詮釋第14號	香港會計準則第19號-界定利益資產之限額、最低資金要求及其相互關係[3]

[1] 適用於二零零九年一月一日或之後開始之年度期間。
[2] 適用於二零零九年七月一日或之後開始之年度期間。
[3] 適用於二零零八年一月一日或之後開始之年度期間。
[4] 適用於二零零八年七月一日或之後開始之年度期間。

採納香港財務報告準則第3號(經修訂)或會影響業務合併(指收購日期為二零零九年七月一日或之後開始的首個全年呈報期間開始時或以後的日子)的會計方法，香港會計準則第27號(經修訂)將影響母公司於一間附屬公司的擁有權有變而不會導致失去控制權時的會計處理，有關情況將按股權交易處理。本公司董事預期應用其他新準則或經修訂準則、修訂本或詮釋對本集團之業績及財務狀況將不會造成任何重大影響。

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS *(continued)*

The Group has not early applied the following new and revised standards or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

HKAS 1 (Revised)	Presentation of financial statements [1]
HKAS 23 (Revised)	Borrowing costs [1]
HKAS 27 (Revised)	Consolidated and separate financial statements [2]
HKAS 32 and HKAS 1 (Amendments)	Puttable financial instruments and obligations arising on liquidation [1]
HKFRS 2 (Amendment)	Vesting conditions and cancellations [1]
HKFRS 3 (Revised)	Business combinations [2]
HKFRS 8	Operating segments [1]
HK(IFRIC) – INT 12	Service concession arrangements [3]
HK(IFRIC) – INT 13	Customer loyalty programmes [4]
HK(IFRIC) – INT 14	HKAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction [3]

[1] Effective for annual periods beginning on or after 1 January 2009.
[2] Effective for annual periods beginning on or after 1 July 2009.
[3] Effective for annual periods beginning on or after 1 January 2008.
[4] Effective for annual periods beginning on or after 1 July 2008.

The adoption of HKFRS 3 (Revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. HKAS 27 (Revised) will affect the accounting treatment for changes in a parent's ownership interest in a subsidiary that do not result in a loss of control, which will be accounted for as equity transactions. The directors of the Company anticipate that the application of other new or revised standards, amendments or interpretations will have no material impact on the results and the financial position of the Group.

3. 主要會計政策

財務報表已按照歷史成本基準編製，除部份物業及金融工具按重估金額或公平值計量之外，詳情於下列會計政策闡釋。

財務報表已按香港會計師公會頒佈之香港財務報告準則編製。此外，財務報表包括香港聯交所證券上市規則及香港公司條例所規定適用披露。

綜合基準

綜合財務報表包括本公司及其附屬公司截至每年三月三十一日止年度之財務報表。倘若本公司有權規管實體的財務及營運政策，以從其活動中取得利益，即達到控制。

年內所收購或出售之附屬公司之業績，由實際收購日期起或截至實際出售日期止(視適用情況而定)計入綜合損益表。

集團內公司之間的所有交易及結餘已於編製綜合賬目時對銷。

綜合入賬附屬公司淨資產中之少數股東權益與本集團應佔權益分開呈列。淨資產中之少數股東權益包括該等權益於原業務合併日期金額及自合併日期以來少數股東應佔權益變動。少數股東應佔虧損超出少數股東於附屬公司應佔權益之差額，將計入本集團權益，惟少數股東有具約束力責任且有能力作出額外投資以填補虧損則除外。

企業合併

收購業務使用購買法入賬。收購成本按所給予資產、所招致或承擔負債，以及本集團為交換被收購方控制權而發行之權益性工具於交換日期之公平值，加上直接歸因於企業合併之任何成本而計量。被收購方符合香港財務報告準則第3號「業務合併」之確認條件之可辨認資產、負債及或然負債，會按其於收購日期之公平值確認。

分階段形式購入

以分階段形式購入聯營公司所產生商譽，指收購成本超出於每次收購日期，本集團應佔有關聯營公司之可識別資產、負債及或然負債公平值權益之差額。任何有關收購者之前擁有權益的公平值調整為一項重新估值及於資本中確認。

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the historical cost basis, except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS(s)") issued by the HKICPA. In addition, the financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 March each year. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of the subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All inter-company transactions and balances within the Group have been eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combination

The acquisition of business is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under HKFRS 3 "Business Combinations" are recognised at their fair values at the acquisition date.

Acquisition achieved in stages

When an acquisition of associates which is achieved in stages, goodwill arising represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant associates at the date of each acquisition. Any adjustment to those fair values relating to previously held interests of the acquirer is a revaluation and is recognised in equity.

3. 主要會計政策(續)

商譽

在二零零五年一月一日前由收購所產生之商譽

收購附屬公司或聯營公司所產生商譽(收購之協議日期為二零零五年一月一日前),指收購成本超出於收購日期本集團應佔有關附屬公司或聯營公司之可識別資產及負債公平值權益之差額。

本集團自二零零五年一月一日已停止持續攤銷該等商譽,並會每年對商譽進行一次減值測試,及當時有跡象顯示該等商譽之有關現金產生單位可能減損時,亦會進行減值測試(如下述之會計政策)。

在二零零五年一月一日或之後由收購所產生之商譽

收購附屬公司或聯營公司所產生商譽(收購之協議日期為二零零五年一月一日或之後),指收購成本超出於收購日期本集團應佔有關附屬公司或聯營公司之可識別資產、負債及或然負債公平值權益之差額。有關商譽按成本減任何累計減值虧損列賬。

因收購附屬公司所產生之已資本化商譽,於資產負債表分開呈列。以權益法入賬之因收購聯營公司所產生之資本化商譽則計入有關聯營公司之投資成本。

就減值檢測而言,收購附屬公司所產生商譽分配至預期受惠於收購所產生協同效益之有關現金產生單位或一組現金產生單位。獲分配商譽之現金產生單位會每年及當有跡象顯示該單位可能出現減值時檢測減值。就因收購產生商譽之財政年度而言,獲分配商譽之現金產生單位會於該財政年度結束前檢測減值。倘現金產生單位之可收回金額低於其賬面值,則減值虧損會先用作減低任何分配至該單位之商譽賬面值,其後則按該單位內各項資產賬面值之比例分配至該單位之其他資產。商譽減值虧損直接於損益表確認。商譽減值虧損不會於往後期間撥回。

已包括在聯營公司權益賬面值內之由收購聯營公司所產生之商譽並不會分開地進行減值測試。相反,所有聯營公司權益之賬面值將以本集團應佔該等聯營公司所產生未來預估現金流量之現值與其賬面值比較進行減值測試。

於往後出售有關現金產生單位或聯營公司時,釐定之出售所得損益會包括已撥充資本商譽應佔金額。

增購附屬公司權益產生之商譽為收購日購入附屬公司額外可識別資產及負債賬面值與收購代價間之分別。

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Goodwill

Goodwill arising on acquisitions prior to 1 January 2005

Goodwill arising on an acquisition of a business or an associate for which the agreement date is before 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant business or associate at the date of acquisition.

The Group has discontinued amortisation from 1 January 2005 and such goodwill is tested for impairment annually, and whenever there is an indication that the cash-generating unit to which the goodwill relates may be impaired (see the accounting policy below).

Goodwill arising on acquisitions on or after 1 January 2005

Goodwill arising on an acquisition of a business or an associate for which the agreement date is on or after 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant business or associate at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a business is presented separately in the balance sheet. Capitalised goodwill arising on an acquisition of an associate (which is accounted for using the equity method) is included in the cost of the investment of the relevant associate.

For the purposes of impairment testing, goodwill arising from an acquisition of a business is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the income statement. An impairment loss for goodwill is not reversed in subsequent periods.

For goodwill arising on acquisition of an associate, the goodwill included in the carrying amount of interests in an associate is not separately tested for impairment. Instead, the entire carrying amount of the interests in an associate is tested for impairment by comparing the Group's share of the present value of the estimated future cash flows expected to be generated by the associate with its carrying amount.

On subsequent disposal of the relevant cash-generating unit or an associate, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

On acquisition of additional interests in subsidiaries, goodwill is calculated as the difference between the aggregate of the carrying amounts of identified assets and liabilities of the subsidiaries attributable to the additional interest acquired and the consideration paid at the date of acquisition.

3. 主要會計政策*(續)*

收入確認

收入乃於正常商業運作中提供貨品及服務之應收款項(扣除折扣)，並按已收或應收代價公平值計算。

貨物出售於貨物付運及貨權已轉手時確認。

租金收入，包括營業性租賃物業之預收租金，按其租賃年期以直線法確認。

財務資產之利息收入乃以本金及其有效利率按時間基準計入。有效利率為可於財務資產預計年期內把將收取現金折算至資產之賬面值之利率。

股息收入於集團已確定有權收取該款項時確認。

附屬公司

於附屬公司之投資以投資成本扣除任何可辨別之減值損失計入本公司的資產負債表。

聯營公司

聯營公司指本集團能對其行使重大影響力，而並非附屬公司或於合營企業之權益之實體。重大影響力指可參與受投資公司之財務及營運決策但不是控制或共同控制該等政策之權力。

聯營公司之業績及資產負債乃按權益會計法納入財務報表內。根據權益法，於聯營公司投資乃成本加上本集團應佔於收購後聯營公司之損益及權益變動，減去任何已確認減值虧損列於綜合資產負債表。當本集團應佔聯營公司之虧損等於或超過其於該聯營公司之權益(當中包括本集團於聯營公司的淨投資之任何長期權益)，本集團不再確認其應佔之進一步虧損。額外應佔虧損會作出撥備及確認負債，惟僅以本集團已招致之法定或推定責任或代表該聯營公司支付之款項為限。

當集團個體與本集團之聯營公司進行交易，未確認損益會互相抵銷，數額以本集團於有關聯營公司之權益為限。

聯營公司之攤薄收購和虧損，將計入綜合損益表中。

3. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the ordinary course of business, net of discounts.

Sales of goods are recognised when goods are delivered and title has passed.

Rental income, including rental invoiced in advance from properties under operating leases, is recognised on a straight line basis over the relevant lease terms.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income is recognised when the shareholders' right to receive payment has been established.

Subsidiaries

Investments in subsidiaries are included in the balance sheet of the Company at cost less any identified impairment loss.

Associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of net assets of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate, (which includes any long-term interests that, in substance, from part of the Group's net investment in the associate) the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Dilution gains and losses in associates are recognised in the consolidated income statement.

3. 主要會計政策(續)

投資物業

投資物業乃持有作出租用途及／或待其資本升值之物業，於資產負債表結算日以公平價值列賬。因投資物業公平價值改變引致之盈利或虧損將計入該年度之損益表中。

投資物業於出售或永久棄用或預期出售不會產生任何未來經濟利益時剔除確認。剔除確認資產所產生任何收益或虧損按出售所得款項淨額與資產賬面值之間差額計算，於剔除確認有關項目之年度計入損益表。

物業、廠房及設備

物業、廠房及設備乃以成本或估值減去累積折舊、累計攤銷及任何已確認之減值虧損列賬。

由於集團採用會計準則第16號「物業、廠房及設備」之過渡安排 免除為於一九九五年九月三十日前以重估值入賬之物業作定期估值，故此等物業將不會進一步估值。於一九九五年九月三十日前，任何因物業評估而產生之增值將撥入物業重估儲備。如某資產因估值而產生之淨資產值減少比較其在物業重估儲備中之以往評估增值(如有)為大，則兩者之差額將會在損益表中扣除。於以後出售該等資產時，其有關以往未轉到保留溢利之評估增值將轉到保留溢利。

除發展中物業外，物業、廠房及設備之成本或估值於其估計可用年期按以下折舊率以直線法或餘額遞減法每年折舊及攤銷：

直線法：	
租賃房產	4%或按個別尚餘租賃年期(取較短者)
永久擁有房產	2%至3.2%
租約房產裝修	10%或按個別尚餘租賃年期(取較短者)
餘額遞減法：	
機械及設備	10% 至33⅓%
工模及工具	20% 至50%
其他(主要為傢具、裝置、設備及汽車)	10% 至33⅓%

財務租賃之資產乃根據如擁有資產般估計可用年期和租賃年期二者中之較短者計算折舊。

物業、廠房及設備項目會在出售或預期繼續使用資產不會帶來未來經濟利益時終止確認。終止確認資產之任何損益(按出售所得款項淨額與該項目之賬面值之差額計算)在項目終止確認之年度計入損益表。

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Investment property

Investment property, which is property held to earn rentals and/or for capital appreciation, is stated at its fair value at the balance sheet date. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

Investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount) is included in the consolidated income statement in the year in which the asset is derecognised.

Property, plant and equipment

Property, plant and equipment are stated at cost or valuation less subsequent accumulated depreciation and accumulated impairment loss.

Advantage has been taken of the transitional relief provided by HKAS 16 "Property, Plant and Equipment" from the requirement to make regular revaluations of the Group's land and buildings which had been carried at revalued amounts prior to 30 September 1995, and accordingly no further revaluation of land and buildings is carried out. Prior to 30 September 1995, the revaluation increase arising on the revaluation of these assets was credited to the property revaluation reserve. Any future decreases in value of these assets will be dealt with as an expense to the extent that they exceed the balance, if any, on the properties revaluation reserve relating to a previous revaluation of the same asset. On the subsequent sale or retirement of a revalued asset, the corresponding revaluation surplus is transferred to retained profits.

Depreciation are provided to write off the cost or valuation of property, plant and equipment over their estimated useful lives, using the straight line method or the reducing balance method, at the following rates per annum:

Straight line method:	
Leasehold buildings	4% or over the remaining period of respective leases where shorter
Freehold buildings	2% to 3.2%
Leasehold improvements	10% or over the remaining period of respective leases where shorter
Reducing balance method:	
Machinery and equipment	10% to 33⅓%
Moulds and tools	20% to 50%
Others (representing mainly furniture, fixtures, equipment and motor vehicles)	10% to 33⅓%

Assets held under finance leases are depreciated over the estimated useful lives on the same basis as owned assets, or where shorter, the terms of the leases.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

3. 主要會計政策(續)

無形資產

(a) 商標

商標最初以購入成本計量並以其估計有用年期以直線法攤銷。

(b) 專業訣竅

購入製造新產品專業訣竅之既得權利之成本，由既得日期起計，以直線法分三年至五年或按專利年期(取較短者)攤銷。

(c) 產品發展支出

發展新產品項目之支出將被資本化(該項目能清楚確定、支出已分別確認及已合理地確實該項目已技術性可行和結果將有商業價值)。若產品發展支出不符合這些標準，則將於產生時列作支出。

產品發展支出於產品作商業用途開始後以直線法按估計商業年期分五年攤銷。

(d) 研發開支

研究活動之開支於其產生期間被確認為支出。

因研發開支而由內部產生之無形資產僅於清晰界定之項目所產生之開發成本預計會透過未來商業活動收回時確認。所產生之資產乃以直線法按其估計可用年期攤銷，並以成本扣除其後累計攤銷及任何累計減值虧損列賬。

內部產生之無形資產之初步確認金額為該等無形資產首次符合確認標準當日起產生之開支總額。倘並無內部產生之無形資產可予確認，則研發開支將於產生期間於損益表內扣除。

於首次確認後，內部產生之無形資產乃按成本扣除其後累計攤銷及任何累計減值虧損(按單獨收購無形資產之相同基準)列賬。

有形資產及無形資產(除商譽外)減值損失

於資產負債表結算日，本集團檢視其有形及無形資產並決定有否減值損失。如某資產可取回值低於其賬面值時，賬面值會因而調低至可取回值。一般減值損失將立即被確認為支出，如相關資產以重估值列賬，其減值損失則視作減少重估儲備。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets

(a) Trademarks

Trademarks are measured initially at purchase cost and are amortised on a straight line basis over their estimated useful lives.

(b) Technical know-how

The cost of acquiring rights to technical know-how for the production of new products is amortised, using the straight line method, over a period of three to five years from the date of acquisition or the licence period, whichever is the shorter.

(c) Product development expenditure

Expenditure incurred on projects in developing new products will be capitalised and when the project is clearly defined, the expenditure is separately identifiable and there is reasonable certainty that the project is technically feasible and the outcome will be of commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

Product development expenditure is amortised, using the straight line method, over its estimated commercial life of five years commencing in the year when the product is put into commercial use.

(d) Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight-line basis over its useful live, and carried at cost less subsequent accumulated amortisation and any accumulated impairment losses.

The amount initially recognised for internally-generated intangible asset is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria. Where no internally-generated intangible asset can be recognised, development expenditure is charged to profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible asset is reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets acquired separately.

Impairment of tangible and intangible assets (other than goodwill)

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

3. 主要會計政策(續)

有形資產及無形資產(除商譽外)減值損失(續)

當減值損失於之後逆轉，資產的賬面值增加至新訂的預期可取回值，但所增加後的賬面值不可超逾其於往年度未計減值損失時之價值。減值損失之逆轉，將立即被計作收入，如相關資產以重估值列賬，其減值損失之逆轉將視作增加重估儲備。

財務工具

當集團公司成為財務工具合約條文之訂約方，即於資產負債表確認財務資產及財務負債。財務資產及財務負債初次按公平值計量。收購或發行財務資產及財務負債(按公平值計入損益之財務資產及財務負債除外)直接產生之交易成本，於初次確認時於財務資產及財務負債(按適用情況而定)之公平值計入或扣除。收購按公平值計入損益之財務資產及財務負債直接產生之交易成本，即時於損益表確認。

財務資產

本集團之財務資產包括貸款及應收賬款及可出售財務資產。所有一般買賣之財務資產概於交易日予以確認及剔除。一般買賣乃指按照一般市場規定或慣例在一定期間內交付資產之財務資產買賣。就各類別財務資產所採納會計政策載列於下文。

有效利息法

有效利息法是計算財務資產之攤銷成本並分配相關時期內之利息收入之一種方法。有效利率乃實際上貼現通過財務資產之預期年命(或(如適當)較短時期內)來對可估計未來現金收益(包括形成整體有效利率之一切應付或應收費用、交易成本及其他溢利或折扣)之利率。

收入按債務工具有效利息法基準確認。

貸款及應收賬款

貸款及應收賬款為在活躍市場上並無報價而具有固定或待定付款之非衍生財務資產，於初次確認後之各個結算日，貸款及應收賬款(包括長期應收賬項、應收賬項、應收票據、應收股息、銀行結存、存款以及現金)以有效利率法按攤銷成本減任何已確認減值虧損列賬。

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Impairment of tangible and intangible assets (other than goodwill) *(continued)*

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets included loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or, where appropriate, a shorter period.

Income is recognised on an effective interest basis for debt instruments.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including long term receivables, debtors, other receivables, bills receivable, dividends receivable, bank balances, deposits and cash) are carried at amortised cost using the effective interest method, less any identified impairment losses.

3. 主要會計政策(續)
財務工具(續)
財務資產(續)
可出售財務資產
可出售財務資產為指定為或未分類為以公平值經損益表列賬之財務資產、貸款及應收賬或持有至到期投資之非衍生財務資產。於首次確認後之各個結算日，可出售財務資產按公平值計算。公平值之變動於權益中確認，直至該財務資產被售出或被釐定有所減值，屆時過往於權益中確認之累計溢利或盈虧將自權益剔除，並於損益表中確認。本集團有關一項非上市投資的股東貸款分類為可出售財務資產，因本集團計劃將該股東貸款資本化，並進一步投資在該項投資。

在活躍市場上並無報價之可出售股本投資，其公平值未能可靠計量，則於首次確認後之各個結算日，按成本減任何已確認減值虧損計算。

假如一項財務資產在市場上並不活躍(及非上市證券)，本集團將透過估值技術確立其公平值，包括使用近期公正之交易，參考其他非常近似的工具，貼現現金流分析，認股權定價模式，盡量使用市場上的數據及避免使用權益指定的數據。

財務資產減值
於各個結算日財務資產均進行減值跡象評估。當有客觀證據顯示初步確認財務資產後發生之一個或多個事件導致財務資產之估計未來現金流已受影響，則財務資產已減值。

就一項可供出售財務資產而言，其公平值重大及長期減少並低於其成本值，則被視為減值之客觀證據。

減值之客觀證據可包括：

- 發行人或對手方出現重大財務困難；或
- 拖欠或延付利息或本金款；或
- 借方很可能破產或進行財務重組。

對於若干類別之財務資產(如應收賬款)，經過別評估顯示並無減值後進行集團減值評估。應收賬組合減值之客觀證據可包括本集團過往收款紀錄、獲給予三十至一百二十天的平均信貸期後應收賬款組合中延遲付款數目增加及可察覺之與應收賬款欠款有關之全國或地方經濟狀況出現變化。

3. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*
Financial instruments *(continued)*
Financial assets *(continued)*
Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturing investments. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. The Group designated the shareholders' loan relating to an unlisted investment as available-for-sale financial assets since the Group intends to capitalise the shareholders' loans as further investments in this investments.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition.

If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques including the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, marking maximum use of market inputs and relying as little as possible on equity-specific inputs.

Impairment of financial assets
Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for-sale financial asset, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For other financial assets of the Group, objective evidence of impairment could include:

- significant financial difficulty of the issuer or counterparty; or
- default or delinquency in interest or principal payments; or
- it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For certain categories of financial asset, such as debtors, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period of 30 to 120 days, observable changes in national or local economic conditions that correlate with default on receivables.

3. 主要會計政策(續)

財務工具(續)

財務資產減值(續)

對於按攤銷成本列賬之財務資產，當出現客觀證據顯示資產已減值時減值虧損於損益賬內確認，並按資產賬面值與以原有效利率貼現之估計未來現金流之現值之差額計量。

對於按成本列賬之財務資產，減值虧損金額為其資產賬面值及按類似財務資產的現行市場回報率貼現之估計未來現金流之現值之差額計量。此減值虧損將不會於以後期間回撥。

當賬面值透過使用撥備賬進行削減時，財務資產之賬面值按全部財務資產之直接減值虧損之數額進行削減，惟貿易及其他應收賬款除外。撥備賬面值變化於損益表內確認。當貿易及其他應收賬款被認為無法收回時，將就撥備賬進行對銷。先前對銷而於往後撥回之金額計入綜合損益表。

對於按攤銷成本計量之財務資產，倘於隨後期間減值虧損金額減少且金額減少客觀上與減值虧損獲確認後發生之事件有關，則先前確認之減值虧損於損益賬撥回，惟以該資產於減值虧損撥回當日之賬面值不得超過未確認減值虧損時之攤銷成本。

可供出售財務資產之減值虧損，將不會於往後撥回之金額計入綜合損益表。任何於減值虧損後所增加之公平值，將直接在權益中確認。

財務負債及股本權益

由集團公司發行之財務負債及股本工具，按所訂立之合約安排性質及財務負債及股本工具之定義分類。

股本工具為證明集團資產剩餘權益(經扣除其所有負債)之任何合約。本集團之財務負債一般包括其他財務負債，就財務負債及股本工具採納之會計政策載列如下。

有效利率法

有效利率法指計算財務負債之攤銷成本及分配有關期間利息費用之方法。該有效利率指財務負債之估計未來所付現金在估計可使用年期或較短期間(按適用者)內之貼現利率。

利息費用按有效利率法確認。

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Financial instruments *(continued)*

Impairment of financial assets *(continued)*

For financial assets carried at amortised cost, an impairment loss is recognised in the consolidated income statement when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade and other receivables, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss. When trade and other receivables are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to consolidated income statement.

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Impairment losses on available-for-sale financial assets will not be reversed in consolidated income statement in subsequent periods. Any increase in fair value subsequent to impairment loss is recognised directly in equity.

Financial liability and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The Group's financial liabilities generally included other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or, where appropriate, a shorter period.

Interest expense is recognised on an effective interest basis.

3. 主要會計政策(續)
財務工具(續)
財務負債及股本權益(續)
財務負債
其他財務負債包括應付賬項及費用及銀行貸款，乃利用有效利率法按攤銷成本列賬。

股本工具
本公司發行之股本工具按已收所得款項扣除直接發行成本入賬。

衍生財務工具
不符合對冲之衍生工具被列為持有作交易之財務資產或財務負債。衍生工具於其合約確立時，以公平值初次確認，其後於各個結算日進行公平值重估。該等衍生工具公平值之變動直接於損益表內確認。

剔除確認
當財務資產收取現金流量之權利已屆滿，或財務資產已轉讓及本集團已將其於財務資產擁有權之絕大部分風險及回報轉移，則財務資產將被剔除確認。於剔除確認財務資產時，資產賬面值與已收代價間之差額將於損益表中確認。

至於財務負債，當於有關合約所訂明責任被註銷(即訂明責任獲解除、取消或屆滿時)，便於本集團之資產負債表中剔除。剔除確認財務負債之賬面值與已付或應付代價之差額於損益表確認。

存貨
存貨乃根據成本和可變現淨值二者中之較低值入賬。成本以先入先出法計算。

稅項
所得稅支出指即期應付稅項及遞延稅項總和。

即期應付稅項按年內應課稅溢利計算。由於應課稅溢利不包括其他年度的應課稅或可扣稅收入或開支項目，亦不包括毋須課稅或不可扣稅之項目，故與綜合損益表所列溢利不同。本集團即期稅項負債按於結算日已頒佈或實際上已頒佈稅率計算。

3. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*
Financial instruments *(continued)*
Financial liability and equity *(continued)*
Financial liabilities
Other financial liabilities including creditors and bank borrowings are subsequently measured at amortised cost, using the effective interest method.

Equity instruments
Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments
Derivatives that do not qualify for hedge accounting are deemed as financial assets held for trading or financial liabilities held for trading. Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. Changes in fair values of such derivatives are recognised directly in profit or loss.

Derecognition
Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid or payable is recognised in profit or loss.

Inventories
Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Taxation
Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income and expense that are taxable or deductible in other years and it further excludes income statement items that are never taxable and deductible. The Group's liabilities for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

3. 主要會計政策(續)

稅項(續)

遞延稅項就財務報表內資產及負債賬面值與計算應課稅溢利所用相應稅基之間差額確認，以資產負債表負債法列賬。遞延稅項負債一般就所有應課稅暫時差額確認，遞延稅項資產於應課稅溢利可能用作扣減可扣減暫時差額時確認。倘商譽或由初次確認不影響應課稅溢利或會計溢利之交易(業務合併除外)之其他資產及負債產生暫時差額，有關資產及負債不予確認。

遞延稅項負債乃就附屬公司之投資產生之短期應課稅項差異予以確認，惟若本公司能夠控制短期差異之撥回而短期差異有可能於可見未來不能撥回則除外。

遞延稅項資產之賬面值於各結算日審閱，於不再有足夠應課稅溢利可供恢復全部或部分資產時減少。

遞延稅項按預期適用於償還負債或變現資產期間之稅率計算。遞延稅項於綜合損益表扣除或計入，惟倘遞延稅項與直接於權益扣除或計入之項目有關，則遞延稅項亦於權益中處理。

租賃

當租約之條款實質上將所有權之絕大部分風險及回報轉移至承租人，則分類為融資租約。所有其他租約被分類為營運租約。

本集團作為出租人

來自營運租約之租金收入於有關租約年期按直線基準在綜合損益表確認。

本集團作為承租人

按融資租約持有之資產按租約開始時之公平值或(倘為較低者)按最低租賃款項之現值確認為本集團資產。對出租人之相應責任則於資產負債表列為融資租賃責任。租賃款項按比例分攤為融資費用及租賃責任減少，從而讓該等負債之利息按負債之應付餘額以固定息率計算。融資費用直接於損益表扣除。

根據營運租約應付租金於有關租約年期按直線基準在損益表扣除。訂立營運租約時已收及應收作為獎勵之利益，於租約年期按直線基準扣減租金開支。

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Taxation *(continued)*

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred taxation liabilities are generally recognised for all taxable temporary differences, and deferred taxation assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred taxation assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to the consolidated income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the consolidated income statement on a straight-line basis over the term of the relevant lease.

The Group as lessee

Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

3. 主要會計政策*(續)*

外幣

編製集團旗下個別公司之財務報表時，以該公司之功能貨幣以外貨幣(外幣)進行之交易，按交易日期之適用匯率折算為其功能貨幣(即該公司經營業務所在主要經濟環境之貨幣)入賬。於各結算日，以外幣列值之貨幣項目按該結算日之適用匯率重新換算。按歷史成本計量之以外幣列值非貨幣項目不予重新換算。

結算及換算貨幣項目所產生之滙兑差額計入其產生期間之盈虧。換算非貨幣項目所產生之滙兑差額按公平價值計入期間之盈虧，惟因重新換算有關盈虧直接在股本確認之非貨幣項目所產生之滙兑差額除外，在該情況下，有關差額直接在股本確認。

就綜合財務報表之呈列方式而言，本集團海外業務之資產與負債按於結算日適用之匯率換算為本公司之呈列貨幣(即港元)，而其收入及開支則按該年度之平均匯率換算，惟匯率於該期間大幅波動則除外，於此情況下，則按各交易日期適用之匯率換算。產生之匯兑差額(如有)確認為權益之獨立部分(換算儲備)。該等匯兑差額於出售海外業務期間之損益表中確認。

於二零零五年四月一日或之後收購海外業務所產生商譽及所收購可識別資產公平值變動，當作該海外業務之資產與負債處理，按於各結算日適用之匯率換算。所產生匯兑差額於換算儲備確認。

借貸成本

收購、建設或生產合資格資產直接涉及之借貸成本均撥充資本，作為該等資產之部份成本。當資產大致上可準備投入作擬訂用途或出售時，該等借貸成本即停止撥充資本。在特定借貸撥作合資格資產之支出前暫時用作投資所賺獲之投資收入，須自可資本化之借貸成本中扣除。

所有其他借貸成本均於其產生期間於損益表中確認。

退休福利成本

界定供款計劃之供款於員工作出使其可享有供款之服務時於損益表確認。

3. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Group (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1 April 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the translation reserve.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are expensed in the period in which they are incurred.

Retirement benefit costs

Payments to the defined contribution retirement plan are charged as expenses when employees have rendered service entitling them to the contributions.

3. 主要會計政策(續)

以股份為基礎支付之交易

以股權結算股份為基礎支付之交易

於二零零二年十一月七日之後及二零零五年一月一日或之後授予僱員之購股權

所獲服務之公平值乃參考購股權於授出日期之公平值釐定，在歸屬期間以直線法列作支出，或在購股權即時歸屬時全數於授出日確認為支出，並於權益(購股權儲備)中作相應增加。

於每個資產負債表結算日，本集團修訂預期最終歸屬購股權數目之估計。該估計的變動所帶來之影響，如有，在損益表內被確認，購股權儲備亦會作出相應的調整。

購股權獲行使時，過往於購股權儲備中確認之數額將轉撥至股本溢價。當購股權被沒收或於屆滿日仍未獲行使，則過往於購股權儲備中確認之數額將轉撥至累計溢利。

於二零零二年十一月七日或之前，或二零零二年十一月七日之後及二零零五年一月一日之前授予僱員之購股權

於購股權被行使前，不會為綜合財務報告帶來任何財務影響，購股權的價值亦無計入綜合損益表。當購股權行使時，其發行股票將按票面值以新股本入賬，而票面值高於行使價之差額則入賬股本溢價。已過期或於行使期前註銷之購股權，將於未行使購股權登記冊上註銷。

4. 估計不明朗因素主要來源

於應用本集團的會計政策(如附註3所述)時，管理層就下一財政年度財務報表中確認之款項作出以下具重大影響之判斷。

估計商譽減值

在釐定商譽是否作出減值時，須評估已分配商譽之現金產生單位之使用價值。計算使用價值時，本集團須評估預期從現金產生單位所得之未來現金流量，並需以合適之貼現率計算現值。倘實際現金流量少於預期之金額，則可能產生重大減值虧損。於二零零八年三月三十一日，商譽之賬面值約為58,166,000港元(二零零七年：53,669,000港元)。有關可收回金額之計算詳情載於附註25。

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Share-based payment transactions

Equity-settled share-based payment transactions

Share options granted to employees of the Group after 7 November 2002 and vested on or after 1 January 2005

The fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line basis over the vesting period or recognised as an expense in full at the grant date when the share options granted vest immediately, with a corresponding increase in equity (share option reserve).

At each balance sheet date, the Group revises its estimates of the number of options that are expected to ultimately vest. The effect of the change in estimates during the vesting period, if any, is recognised in profit or loss with a corresponding adjustment to share options reserve.

At the time when the share options are exercised, the amount previously recognised in share option reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognised in share option reserve will be transferred to retained profits.

Share options granted to employees on or before 7 November 2002, or granted after 7 November 2002 and vested before 1 January 2005

The financial impact of share options granted is not recorded in the consolidated financial statements until such time as the options are exercised, and no charge is recognised in the consolidated income statement in respect of the value of options granted. Upon the exercise of the share options, the resulting shares issued are recorded as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded as share premium. Options which lapse or are cancelled prior to their exercise date are deleted from the register of outstanding options.

4. KEY SOURCES OF ESTIMATION UNCERTAINTY

In the process of applying the entity's accounting policies which are described in note 3, management has made the following judgments that have the most significant effect on the amounts recognised in the financial statements within the next financial year.

Estimated impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. As at 31 March 2008, the carrying amount of goodwill is HK$58,166,000 (2007: HK$53,669,000). Details of the recoverable amount calculation are disclosed in note 25.

5. 資本風險管理

本公司管理其資本，以確保集團實體將可按持續基準繼續營運，並透過債務及股本結餘之優化，為股東帶來最大回報。本集團之整體策略於往年度維持不變。

本集團之資本結構包括債務(包括附註32及33所披露之借款)減現金及等值現金及本公司股權持有人應佔股權(包括已發行股本、儲備及保留溢利)。

本公司董事定期檢討資本結構。作為審閱的一部分，董事考慮資本成本及與各類資本有關之風險。本集團將透過支付股息、發行新股、購回股份及發行新債務或贖回現有債務(如適用)，以平衡整體資本結構。

5. CAPITAL RISK MANAGEMENT

The Company manages its capital to ensure that the entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The Group's overall strategy remains unchanged from prior year.

The capital structure of the Group consists of debt, which includes borrowings disclosed in notes 32 and 33, net of cash and cash equivalents and equity attributable to equity holders of the Company, comprising issued share capital, reserves and retained profits.

The directors of the Company review the capital structure on a regular basis. As part of this review, the directors consider the cost of capital and the risks associated with each class of capital. The Group will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt or the redemption of existing debt, if appropriate.

6. 財務工具

財務工具類別

6. FINANCIAL INSTRUMENTS

Categories of financial instruments

		本集團 THE GROUP		本公司 THE COMPANY	
		2008 千港元 HK$'000	2007 千港元 HK$'000	2008 千港元 HK$'000	2007 千港元 HK$'000
財務資產	Financial assets				
借款及應收賬項(包括現金及等值現金)	Loans and receivables (including cash and cash equivalents)				
－長期應收賬項	– Long term receivables	**371,658**	330,153	**–**	–
－應收賬項及其他應收賬項	– Trade and other receivables	**1,133,648**	1,105,198	**48,530**	45,424
－附屬公司欠款	– Amounts due from subsidiaries	**–**	–	**560,474**	614,744
－應收股息	– Dividend receivable	**2,087**	7,795	**–**	–
－銀行結存、存款及現金	– Bank balances, deposits and cash	**312,191**	488,456	**162,173**	288,683
可供出售投資	Available-for-sale investments	**416,164**	790,108	**–**	–
		2,235,748	2,721,710	**771,177**	948,851
財務負債	Financial liabilities				
攤銷成本	Amortised cost				
－應付賬項及其他應付款	– Creditors and other payables	**232,059**	301,073	**3,431**	3,559
－欠附屬公司款項	– Amounts due to subsidiaries	**–**	–	**150,952**	34,784
－銀行貸款及商業信貸	– Bank loans and import loans	**1,311,109**	1,424,323	**409,667**	460,628
－銀行透支	– Bank overdrafts	**6,894**	12,888	**–**	–
－借款	– Borrowings	**1,217,954**	1,173,274	**584,000**	682,173
衍生財務工具	Derivative financial instruments	**–**	5,471	**–**	–
		2,768,016	2,917,029	**1,148,050**	1,181,144

6. 財務工具(續)

財務風險管理目標及政策

本集團及本公司之主要財務工具包括長期應收賬項、應收賬項、應收票據、附屬公司欠款、應收股息、銀行結存、存款及現金、可供出售投資、應付賬項、欠附屬公司款項及借款。該等財務工具之詳情於各附註內披露。有關財務工具之風險包括市場風險(包括貨幣風險及利率風險)、信貸風險及流動資金風險。與該等金融工具相關之風險,以及如何降低該等風險之政策載列如下。管理層對該等風險進行管理及監控以確保可以及時以有效之方式實施合適之措施。本集團及本公司之整體策略於往年度維持不變。

市場風險

貨幣風險

於二零零七年及二零零八年三月三十一日,本集團以外幣列值之貨幣資產及貨幣負債如下:

6. FINANCIAL INSTRUMENTS *(continued)*

Financial risk management objectives and policies

The Group's and the Company's major financial instruments include long term receivables, debtors, bills receivables, amounts due from subsidiaries, dividend receivable, bank balances, deposits and cash, available-for-sale investments, creditors, amounts due to subsidiaries and borrowings. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments include market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. The Group's and the Company's overall strategy remains unchanged from prior year.

Market risk

Currency risk

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at 31 March 2007 and 2008 are as follows:

		資產 Assets		負債 Liabilities	
		2008 千港元 HK$'000	2007 千港元 HK$'000	2008 千港元 HK$'000	2007 千港元 HK$'000
日元	Japanese Yen	**1,626**	3,574	**131**	501
美元	United States dollars	**280,031**	493,462	**261,756**	298,174
人民幣	Renminbi	**135,838**	169,126	**57,182**	96,818
英鎊	Sterling pounds	**–**	–	**39,875**	92,206
歐元	Euro dollars	**–**	–	**21,943**	–
		417,495	666,162	**380,887**	487,699

外匯風險主要透過相配相同貨幣之資產及負債作出管理。管理層會密切監控相關外幣風險,並於必要時考慮對沖重大外幣風險。

Exposures to foreign currency risks are managed as far as possible by matching assets and liabilities in the same currency denomination. The management keeps on monitoring foreign exchange exposure and considers hedging significant foreign currency exposure should the need arises.

本公司並無承受重大的貨幣風險。

The Company's exposure to the currency risk is insignificant.

6. 財務工具(續)
財務風險管理目標及政策(續)
市場風險(續)
貨幣風險(續)
敏感度分析
以下表格詳細列出本集團在其下個別集團體系功能貨幣相對於其有關外幣的5%增加和減少之敏感度。5%的敏感度率於向管理層報告的使用，亦為管理層對外幣兑換率變動的合理期望。敏感度分析只包括貨幣性項目的外幣結餘，並使用年結時兑換率5%的變動來調整。敏感度分析包括借款予集團在外國的經營單位，而其借款貨幣是有別於借款人和受款人的貨幣。該分析解釋在其下個別集團體系功能貨幣轉強5%時對於其有關外幣的影響，下列正負數字為計入損益表時的增加和減少。當個別集團體系功能貨幣對於其有關外幣轉弱5%時，其溢利為相同和相反。

6. **FINANCIAL INSTRUMENTS** *(continued)*
Financial risk management objectives and policies *(continued)*
Market risk *(continued)*
Currency risk (continued)
Sensitivity analysis
The following table details the Group's sensitivity to a 5% increase and decrease in the functional currency of the respective group entities against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rates. The sensitivity analysis includes loans to foreign operations within the Group where the denomination of the loan is in a currency other than the currency of the lender or the borrower. The analysis illustrates the impact for a 5% strengthening of the functional currency of the respective group entities against the relevant currency and a positive and negative number below indicate as an increase and decrease in profit and loss respectively. For a 5% weakening of the functional currency of the respective group entities against the relevant currency, there would be an equal and opposite on the profit.

		本集團 THE GROUP	
		2008 千港元 HK$'000 溢利／(虧損) Profit (loss)	2007 千港元 HK$'000 溢利／(虧損) Profit (loss)
日圓	Japanese Yen	(75)	(154)
美元	United States dollars	(914)	(9,764)
人民幣	Renminbi	(3,933)	(3,615)
英鎊	Sterling pounds	1,994	4,610
歐元	Euro dollars	1,097	–

利率風險
本集團及本公司基本上承受來自定息率應收借款（見附註22）有關之公平值利率風險及浮息率應收借款（見附註22及附註27），市場利率的銀行結餘，浮息率的銀行借款及商業借貸及銀行透支（見附註32）及借款（見附註33）有關之現金流利率風險。

本集團及本公司將因應需要透過利率掉期合約減低部份利率風險，然而，管理層會密切監控情況發展，並於必要時考慮進一步對沖該等風險。

本集團及本公司於財務資產及財務負債方面之利率風險詳情載於本附註流動資金風險一節。本集團及本公司之現金流量利率風險主要集中於產生自本集團及本公司應收款項及銀行貸款之銀行同業拆息或其他相關的銀行同業拆息之波動。

Interest rate risk
The Group and the Company is primarily exposed to fair value interest rate risk in relation to fixed-rate loan receivables (see note 22) and cash flow interest rate risk in relation to variable-rate loan receivable (see notes 22 and note 27), bank balances at prevailing market rates, variable-rate bank loans and import loans and bank overdrafts (see note 32) and borrowings (see note 33).

The Group and the Company will enter into interest rate swaps to mitigate part of the exposure to interest rate risk, if necessary. In addition, the management will monitor the situation and consider further hedging such exposure should the need arises.

The Group's and the Company's exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note. The Group's and the Company's cash flow interest rate risk is mainly concentrated on the fluctuation of HIBOR or other relevant interbank offer rates arising from the Group's and the Company's loan receivables and bank borrowings.

6. 財務工具(續)

財務風險管理目標及政策(續)

市場風險(續)

利率風險(續)

敏感度分析

以下的敏感度分析根據附註22、29、32及33內披露於結算日之浮息應收款項、銀行結餘及浮息銀行貸款(假設全年內未償還)面對之利率風險為基準而釐定。50基點上升/下降於向管理層報告利率風險時使用,亦為管理層對利率變動的合理評估。

倘利率上升/下降50基點,而所有其他變數維持不變,則本集團於截至二零零八年三月三十一日止年度溢利將減少/增加7,301,000港元(二零零七年:減少/增加7,161,000港元)。本公司於截至二零零八年三月三十一日止年度溢利將減少/增加4,214,000港元(二零零七年:減少/增加4,618,000港元),此乃主要由於本集團及本公司的帶息銀行結餘、應收款項及浮息銀行貸款面對的利率風險所致。

本集團利率敏感度於本年度上升,主要由於帶息銀行結存減少。本公司利率敏感度於本年度下降,主要由於浮息銀行貸款減少。

信貸風險

本集團及本公司於二零零八年三月三十一日就每類別已確認財務資產因對方未能履行其責任而產生之最大風險承擔,為資產負債表內所列該等資產之賬面值。管理層認為本集團及本公司有足夠之信貸管理以釐定信貸限額、信貸審批及其他監督程序,確保就逾期未付償項採取跟進行動。本集團及本公司於每個結算日就每筆個別應收賬款之可收回款項進行審查,以確保就不可收回款項確認足夠減值虧損。此外,本集團及本公司透過持續評估交易對手之財務狀況及於需要時要求交易對手提供其他形式之保障以擔保應收貨款、長期應收賬項及股東貸款之信貸風險,就此而言,本公司董事認為,本集團及本公司之信貸風險已大幅減少。

由於交易對手為獲國際信貸評級機構給予高度信貸評級之銀行,故流動資金之信貸風險有限。

除存放在高度信貸評級銀行之流動資金而集中之信貸風險外,本集團及本公司並無其他重大集中之信貸風險。

本集團及本公司就其下聯營公司所提供銀行信貸的擔保仍然存在風險(見附註43)。管理層認為本集團及本公司經已採取足夠監控程序減低此風險。

本集團及本公司之貿易應收款項並無任何重大集中之信貸風險。貿易應收款項包括大量客戶,並分佈於不同的行業。

6. FINANCIAL INSTRUMENTS *(continued)*

Financial risk management objectives and policies *(continued)*

Market risk *(continued)*

Interest rate risk (continued)

Sensitivity analysis

The sensitivity analyses below have been based on the exposure to interest rates for variable-rate loan receivables, bank balances and bank borrowings, as disclosed in notes 22, 29, 32 and 33. The analysis is prepared assuming the amount of liability and asset outstanding at the balance sheet date was outstanding for the whole year. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management's assessment of the reasonably possible change in interest rates.

If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Group's profit for the year ended 31 March 2008 would decrease/increase by HK$7,301,000 (2007: decrease/increase by HK$7,161,000) and the Company's profit for the year ended 31 March 2008 would decrease/increase by HK$4,214,000 (2007: decrease/increase by HK$4,618,000). This is mainly attributable to the Group's and the Company's exposure to interest rates on its interest bearing bank balances, loan receivables and variable-rate bank borrowings.

The Group's sensitivity to interest rates has increased during the current year mainly due to the decrease in interest bearing bank balances. The Company's sensitivity to interest rates has decreased during the current year mainly due to the decrease in variable-rate bank borrowings.

Credit risk

The Group's and the Company's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations as at 31 March 2008 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the balance sheet. The management considers that the Group and the Company has adequate credit control for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. The Group and the Company reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In addition, the Group and the Company manages the credit risk of trade receivables, long term receivables and shareholders' loan to investee by ongoing evaluation of the counterparties' financial position and requesting counterparties to provide other form of security, if consider as necessary. In this regard, the directors of the Company consider that the Group's and the Company's credit risk is significantly reduced.

The credit risk on liquid funds is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agents.

Other than concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings, the Group and the Company does not have any other significant concentration of credit risk.

The Group and the Company is also exposed to the credit risk in respect of guarantees given to banks relating to banking facilities utilised by associates (see note 43). The management considers that the Group and the Company has adequate monitoring procedures to reduce this credit risk.

The Group and the Company does not have any significant concentration of credit risk over trade receivables. Trade receivables consist of a large number of customers and spread across diverse industries.

6. 財務工具(續)
財務風險管理目標及政策(續)
流動資金風險
本集團及本公司透過結合借款及股本作為日常營運之融資，並維持足夠備用信貸以確保在需要時提供必須之流動資金。管理層定期密切監察本集團及本公司之資金流動性以確保足夠流動資金應付所有到期責任。

本集團及本公司財務負債之未完成合約到期日之詳情列表如下。於製訂此表時，非衍生財務負債乃根據本集團在最早可能被要求償還該財務負債之情況下之未折現現金流量所計算。此表包括利息及本金之現金流。

6. **FINANCIAL INSTRUMENTS** *(continued)*
Financial risk management objectives and policies *(continued)*
Liquidity risk
The Group and the Company finance its operations by using a combination of borrowings and equity. Adequate lines of credit are maintained to ensure necessary liquidity is available when required. The management monitors the liquidity position of the Group and the Company on a periodical basis to ensure the availability of sufficient liquid funds to meet all obligations.

The following table details the Group's and the Company's remaining contractual maturity for its financial liabilities. For non-derivative financial liabilities, the table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

本集團
THE GROUP

		加權平均有效利率 Weighted average effective interest rate	即時及一年內 On demand or within 1 year	二年至五年內 Within 2 to 5 years	總非折現現金流 Total undiscounted cash flows	於資產負債表日之賬面值 Carrying amount at balance sheet date
		%	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000
二零零八年	2008					
非衍生財務負債	Non-derivative financial liabilities					
應付賬項及其他應付款	Creditors and other payables	-	232,059	-	232,059	232,059
銀行貸款及商業信貸(浮動利率)	Bank loans and import loans (variable rate)	2.78	1,360,150	-	1,360,150	1,311,109
銀行透支(浮動利率)	Bank overdrafts (variable rate)	7.25	7,661	-	7,661	6,894
借款(浮動利率)	Borrowings (variable rate)	2.82	-	1,247,790	1,247,790	1,217,954
			1,599,870	1,247,790	2,847,660	2,768,016
二零零七年	2007					
非衍生財務負債	Non-derivative financial liabilities					
應付賬項及其他應付款	Creditors and other payables	-	301,073	-	301,073	301,073
銀行貸款及商業信貸(浮動利率)	Bank loans and import loans (variable rate)	4.92	1,503,034	-	1,503,034	1,424,323
銀行透支(浮動利率)	Bank overdrafts (variable rate)	7.00	13,509	-	13,509	12,888
借款(浮動利率)	Borrowings (variable rate)	4.85	-	1,209,882	1,209,882	1,173,274
			1,817,616	1,209,882	3,027,498	2,911,558
衍生財務負債	Derivative financial liabilities					
遠期外匯合約	Forward foreign exchange contracts		5,471	-	5,471	5,471

6. 財務工具(續)
財務風險管理目標及政策(續)
流動資金風險(續)

6. **FINANCIAL INSTRUMENTS** *(continued)*
Financial risk management objectives and policies *(continued)*
Liquidity risk *(continued)*

本公司
THE COMPANY

		加權平均 有效利率 Weighted average effective interest rate	即時及 一年內 On demand or within 1 year	二年 至五年內 Within 2 to 5 years	總非折現 現金流 Total undiscounted cash flows	於資產 負債表日 之賬面值 Carrying amount at balance sheet date
		%	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000
二零零八年	2008					
非衍生財務負債	Non-derivative financial liabilities					
應付賬項及其他應付款	Creditors and other payables	–	3,431	–	3,431	3,431
欠附屬公司款項	Amounts due to subsidiaries	–	130,660	20,292	150,952	150,952
銀行貸款(浮動利率)	Bank loans (variable rate)	2.75	431,184	–	431,184	409,667
借款(浮動利率)	Borrowings (variable rate)	2.85	–	595,369	595,369	584,000
			565,275	615,661	1,180,936	1,148,050
二零零七年	2007					
非衍生財務負債	Non-derivative financial liabilities					
應付賬項及其他應付款	Creditors and other payables	–	3,559	–	3,559	3,559
欠附屬公司款項	Amounts due to subsidiaries	–	–	34,784	34,784	34,784
銀行貸款(浮動利率)	Bank loans (variable rate)	4.95	506,228	–	506,228	460,628
借款(浮動利率)	Borrowings (variable rate)	4.89	–	705,075	705,075	682,173
			509,787	739,859	1,249,646	1,181,144

公平值

財務資產及財務負債之公平值乃按照一般被接納之定價方法,根據利用可觀察現時市場交易之定價或利率作資料而計得之被折現現金流量作其估值。

董事認為以經攤銷成本為賬面值列賬之財務資產及財務負債,其賬面值接近其公平值。

Fair value

The fair value of financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using pricing or rates from observable current market transactions as input.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the financial statements approximate their fair values.

7. 業務及地域性分類

就管理而言，本集團現由三個主要營運部門構成，它們成為集團匯報的基礎分類資料，其主要業務詳見如下。

主要營運部門及其業務範圍：

電子 — 發展、製造和分銷電子產品，包括：電子產品及零部件、電纜、汽車配線、揚聲器及照明系統

電池 — 透過其上市的聯營公司發展、製造和分銷電池及相關產品

科技及策略（附註） — 從事製造和分銷高級科技產品包括LED顯示屏及持有策略性投資

本集團分類資料之分析如下：

(a) 以業務分類
二零零八年

7. BUSINESS AND GEOGRAPHICAL SEGMENTS

For management purposes, the Group is currently organised into three principal operating divisions of which their principal activities are disclosed as follows and these divisions form the basis on which the Group reports its primary segment information.

Principal operating divisions and their activities are:

Electronics – development, manufacture and distribution of electronics and components, cables and wire harness, loudspeakers and light fittings

Batteries – development, manufacture and distribution of batteries and battery related products through the investment in a listed associate

Technology and strategic (note) – manufacture and distribution of high-end technological products consisting of LED display screens and holding of strategic investments

Analysis of the Group's segment information is as follows:

(a) Business segments
2008

		電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	科技及策略 Technology and strategic 千港元 HK$'000	合計 Total 千港元 HK$'000
營業額	TURNOVER				
對外銷售	External sales	1,477,464	–	–	1,477,464
業績	RESULTS				
業務業績	Segment results	7,218	–	18,627	25,845
利息收入及股息收入	Interest income and dividend income				
經營分部	Operating divisions	78,480	–	18,000	96,480
企業	Corporate				15,735
其他費用	Other expenses	(39,052)	–	–	(39,052)
不能分類之企業費用	Unallocated corporate expenses				(56,258)
其他企業收入	Other corporate income				28,733
淨投資溢利	Net investment gain				88,638
財務成本	Finance costs				
經營分部	Operating divisions	(65,299)	–	–	(65,299)
企業	Corporate				(61,072)
所佔聯營公司業績	Share of results of associates	107,304	(12,008)	8,810	104,106
應當出售一間附屬公司部份權益之虧損	Loss on deemed partial disposal of a subsidiary				(135)
出售部份／出售聯營公司之虧損	Loss on partial disposal/ disposal of associates				(4,765)
除稅前溢利	Profit before taxation				132,956
稅項	Taxation				(30,804)
全年純利	Profit for the year				102,152

7. 業務及地域性分類(續)

(a) 以業務分類(續)

二零零八年(續)

7. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

(a) Business segments *(continued)*

2008 *(continued)*

		電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	科技及策略 Technology and strategic 千港元 HK$'000	合計 Total 千港元 HK$'000
資產	**ASSETS**				
業務資產	Segment assets	1,818,459	–	177,458	1,995,917
長期應收款項	Long term receivables				371,658
所佔聯營公司權益	Interests in associates	918,673	797,731	165,763	1,882,167
可供出售投資	Available-for-sale investments				416,164
不能分類企業資產	Unallocated corporate assets				428,897
綜合總資產	Consolidated total assets				5,094,803
負債	**LIABILITIES**				
業務負債	Segment liabilities	363,906	–	11,890	375,796
貸款	Borrowings				
經營分部	Operating divisions	1,542,290	–	–	1,542,290
企業	Corporate				993,678
不能分類企業負債	Unallocated corporate liabilities				65,191
綜合總負債	Consolidated total liabilities				2,976,955
其他資料	**OTHER INFORMATION**				
資本性支出	Capital expenditure				
經營分部	Operating divisions	23,579	–	–	23,579
企業	Corporate				12,414
折舊及攤銷	Depreciation and amortisation				
－物業、廠房及設備	– Property, plant and equipment				
經營分部	Operating divisions	34,871	–	3,287	38,158
企業	Corporate				6,585
－無形資產	– Intangible assets	3,880	–	–	3,880
－預付租賃款項	– Prepaid lease payments	–	–	951	951
－商標	– Trademarks	4,183	–	–	4,183
因購入附屬公司／附屬公司額外權益而引發之商譽	Addition of goodwill arising from acquisition of subsidiaries/additional interests in subsidiaries	4,612	–	–	4,612
附屬公司商譽減值虧損確認	Impairment loss recognised on goodwill of subsidiaries	1,935	–	–	1,935
其他無形資產減值虧損確認	Impairment loss recognised on other intangible assets	23,482	–	–	23,482

附註：科技及策略部為一獨立分部，其所有活動符合香港會計準則14所定數量性界限。

Note: Technology and strategic division is regarded as a single division as all its activities are within the quantitative threshold under HKAS 14.

7. 業務及地域性分類*(續)*
(a) 以業務分類*(續)*
二零零七年

7. **BUSINESS AND GEOGRAPHICAL SEGMENTS** *(continued)*
(a) Business segments *(continued)*
2007

		電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	科技及策略 Technology and strategic 千港元 HK$'000	合計 Total 千港元 HK$'000
營業額	**TURNOVER**				
對外銷售	External sales	1,902,627	–	–	1,902,627
業績	**RESULTS**				
業務業績	Segment results	(10,060)	–	33,320	23,260
利息收入及股息收入	Interest income and dividend income				
經營分部	Operating divisions	85,176	–	18,001	103,177
企業	Corporate				15,406
不能分類之企業費用	Unallocated corporate expenses				(54,722)
其他企業收入	Other corporate income				24,483
淨投資虧損	Net investment loss				(68,906)
財務成本	Finance costs				
經營分部	Operating divisions	(79,738)	–	(4)	(79,742)
企業	Corporate				(69,817)
所佔聯營公司業績	Share of results of associates	290,815	29,560	4,311	324,686
出售部份／出售聯營公司權益之溢利	Gain on partial disposal/ disposal of associates				36,667
應當出售附屬公司部份權益之虧損	Loss on deemed partial disposal of a subsidiary				(26,031)
出售一間附屬公司權益之虧損	Loss on disposal of a subsidiary				(2,833)
除稅前溢利	Profit before taxation				225,628
稅項	Taxation				(24,268)
全年純利	Profit for the year				201,360

7. 業務及地域性分類(續)

(a) 以業務分類(續)

二零零七年(續)

7. **BUSINESS AND GEOGRAPHICAL SEGMENTS** *(continued)*

(a) Business segments *(continued)*

2007 *(continued)*

		電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	科技及策略 Technology and strategic 千港元 HK$'000	合計 Total 千港元 HK$'000
資產	**ASSETS**				
業務資產	Segment assets	1,660,020	–	229,036	1,889,056
長期應收款項	Long term receivables				330,153
所佔聯營公司權益	Interests in associates	703,914	862,200	160,309	1,726,423
可供出售投資	Available-for-sale investments				790,108
不能分類企業資產	Unallocated corporate assets				588,558
綜合總資產	Consolidated total assets				5,324,298
負債	**LIABILITIES**				
業務負債	Segment liabilities	434,535	–	4,482	439,017
貸款	Borrowings				
經營分部	Operating divisions	1,469,360	–	–	1,469,360
企業	Corporate				1,142,800
不能分類企業負債	Unallocated corporate liabilities				60,479
綜合總負債	Consolidated total liabilities				3,111,656
其他資料	**OTHER INFORMATION**				
資本性支出	Capital expenditure				
經營分部	Operating divisions	30,907	–	745	31,652
企業	Corporate				6,780
折舊及攤銷	Depreciation and amortisation				
－物業、廠房及設備	– Property, plant and equipment				
經營分部	Operating divisions	37,203	–	2,462	39,665
企業	Corporate				4,811
－無形資產	– Intangible assets	3,880	–	–	3,880
－預付租賃款項	– Prepaid lease payments	–	–	951	951
－商標	– Trademarks	4,183	–	–	4,183
因購入附屬公司／購入附屬公司額外權益而引發之商譽	Addition of goodwill arising from acquisition of subsidiaries/additional interests in subsidiaries	18,361	–	–	18,361

7. 業務及地域性分類*(續)*

(b) 地域分類

集團產品之製造及分銷於中國包括香港及其他亞太地區、中東及歐洲國家進行。集團同時於美洲維持市場推廣活動。

以下列表提供集團按市場地域而非貨品來源之銷售分析。

7. **BUSINESS AND GEOGRAPHICAL SEGMENTS** *(continued)*

(b) Geographical segments

Manufacturing and distribution of the Group's products are carried out in The People's Republic of China ("the PRC") and certain other Asia-Pacific, Middle East and European countries. The Group also maintains marketing function in Americas.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods.

		營業額 Turnover	
		2008 千港元 HK$'000	2007 千港元 HK$'000
中華人民共和國	The PRC		
一香港	– Hong Kong	131,850	102,992
一內地	– Mainland China	143,958	135,468
其他亞洲國家	Other Asian countries	71,106	588,769
歐洲	Europe	554,288	462,155
美洲	Americas	488,202	551,283
澳洲及新西蘭	Australia & New Zealand	73,827	50,932
其他	Others	14,233	11,028
		1,477,464	1,902,627

分類資產之賬面值，物業、廠房及設備，及商譽之增加，按資產所在地域之分析如下：

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and goodwill, analysed by the geographical areas in which the assets are located:

		分類資產之賬面值 Carrying amount of segment assets		物業、廠房及設備及商譽之增加 Additions to property, plant and equipment and goodwill	
		2008 千港元 HK$'000	2007 千港元 HK$'000	2008 千港元 HK$'000	2007 千港元 HK$'000
中華人民共和國	The PRC				
一香港	– Hong Kong	390,715	446,155	17,673	10,012
一內地	– Mainland China	438,139	414,979	14,239	24,665
其他亞洲國家	Other Asian countries	75,647	66,649	3,503	17,936
歐洲	Europe	289,320	286,762	4,621	3,323
美洲	Americas	98,974	105,507	569	857
澳洲及新西蘭	Australia & New Zealand	698,100	568,103	–	–
其他	Others	5,022	901	–	–
		1,995,917	1,889,056	40,605	56,793

8. 淨投資收益(虧損)

8. NET INVESTMENT GAIN (LOSS)

		2008 千港元 HK$'000	2007 千港元 HK$'000
淨投資收益(虧損)包括：	The net investment gain (loss) comprises:		
出售可供出售投資之收益(虧損)	Gain (loss) on disposal of available-for-sale investments	**88,638**	(9,298)
一項投資及其有關股東貸款之減值虧損	Impairment loss of an investment and its related shareholders' loan	**–**	(59,608)
		88,638	(68,906)

9. 財務成本

9. FINANCE COSTS

		2008 千港元 HK$'000	2007 千港元 HK$'000
銀行及其他借款利息費用：	Interest on bank and other borrowings:		
於五年內全部償還	Wholly repayable within five years	**126,339**	149,142
並非於五年內全部償還	Not wholly repayable within five years	**–**	231
財務租賃	Finance leases	**32**	186
總借款成本	Total borrowing costs	**126,371**	149,559

10. 除稅前溢利 10. PROFIT BEFORE TAXATION

		2008 千港元 HK$'000	2007 千港元 HK$'000
除稅前溢利已減除以下項目：	Profit before taxation has been arrived at after charging:		
董事酬金(附註11)	Directors' emoluments (see note 11)	31,138	32,124
員工薪金、津貼及福利	Other staff salaries, allowances and welfare	364,525	321,160
員工費用合計	Total employee benefits expenses	395,663	353,284
無形資產攤銷(包括於行政支出內)	Amortisation of intangible assets (included in administrative expenses)	3,880	3,880
預付租賃款項攤銷	Amortisation of prepaid lease payments	951	951
商標攤銷(包括於行政支出內)	Amortisation of trademarks (included in administrative expenses)	4,183	4,183
核數師酬金	Auditors' remuneration		
本年度	Current year	4,693	4,512
往年不足之撥備	Underprovision for prior years	597	462
衍生財務工具公平值變動	Change in fair value of derivative financial instruments	-	24,364
物業、廠房及設備之折舊	Depreciation of property, plant and equipment	44,743	44,476
可供出售投資之減值虧損(包括於行政支出內)	Impairment loss recognised on available-for-sale investment (included in administrative expenses)	3,783	3,335
商譽之減值虧損	Impairment loss recognised on goodwill	1,935	-
聯營公司權益之減值虧損	Impairment loss recognised on interests in associates	2,021	-
其他無形資產之減值虧損(包括在其他支出內)	Impairment loss recognised on other intangible assets (included in other expenses)	23,482	-
出售物業、廠房及設備之虧損	Loss on disposal of property, plant and equipment	2,058	-
出售投資物業虧損	Loss on disposal of investment properties	1,200	-
營業性租賃租金	Minimum lease payments made in respect of		
租賃物業	Rental premises	26,573	23,221
其他	Others	5,332	3,399
兌換淨虧損	Net exchange loss	-	1,305
研究費用支出	Research expenditure incurred	84,636	63,791
及經計入：	and after crediting:		
股息收入：	Dividend income from:		
上市投資	Listed investments	-	4,051
非上市投資	Unlisted investments	18,000	18,000
購入聯營公司額外權益之折讓	Discount on acquisition of additional interest in an associate	1,033	-
衍生財務工具公平值之變動	Change in fair value of derivative financial instruments	5,471	-
投資物業公平值之變動	Fair value changes of investment properties	5,220	26,290
出售物業、廠房及設備之收益	Gain on disposal of property, plant and equipment	-	1,885
銀行存款及結存之利息收入	Interest earned on bank deposits and balances	66,375	57,684
長期應收賬項之利息收入	Interest income from long term receivables	26,968	38,681
聯營公司借款之利息收入	Interest income from associates	872	167
股東貸款之預計利息	Imputed interest on shareholders' loans	3,783	3,335
兌換淨收益	Net exchange gain	23,770	-
投資物業租金收入扣除支出2,041,000港元 (二零零七年：1,696,000港元)	Rental income from investment properties, less outgoings of HK$2,041,000 (2007: HK$1,696,000)	5,532	4,965

11. 董事薪酬及最高薪酬僱員

董事薪酬及僱員薪酬

董事

已付或應付予十三名(二零零七年：十三名)董事各自之酬金如下：

11. DIRECTORS' REMUNERATION AND HIGHEST PAID EMPLOYEES

Directors' emoluments and employees' emoluments

Directors

The emoluments paid or payable to each of the thirteen (2007: thirteen) directors are as follows:

		2008				
			其他薪酬 Other emoluments			
		袍金 Fees 千港元 HK$'000	薪金及其他福利 Salaries and other benefits 千港元 HK$'000	表現相關獎勵支出 Performance related incentive payments 千港元 HK$'000 (附註) (Note)	退休福利計劃供款 Retirement benefits scheme contribution 千港元 HK$'000	合計 Total 千港元 HK$'000
羅仲榮	Victor LO Chung Wing	10	3,745	4,943	408	9,106
吳崇安	Andrew NG Sung On	10	4,056	2,600	374	7,040
羅仲炳	Kevin LO Chung Ping	10	986	-	98	1,094
羅仲煒	Paul LO Chung Wai	10	500	-	50	560
梁伯全	LEUNG Pak Chuen	10	2,934	2,216	182	5,342
顧玉興	Richard KU Yuk Hing	10	-	-	-	10
莊紹樑	Andrew CHUANG Siu Leung	10	2,289	203	178	2,680
周國偉	CHAU Kwok Wai	10	2,519	1,259	234	4,022
王維勤	Raymond WONG Wai Kan	100	744	-	-	844
張定球	Vincent CHEUNG Ting Kau	100	-	-	-	100
呂明華	LUI Ming Wah	120	-	-	-	120
陳志聰	Frank CHAN Chi Chung	120	-	-	-	120
陳其鑣	CHAN Kei Biu	100	-	-	-	100
		620	17,773	11,221	1,524	31,138

11. 董事薪酬及最高薪酬僱員(續)
董事薪酬及僱員薪酬(續)
董事(續)

11. **DIRECTORS' REMUNERATION AND HIGHEST PAID EMPLOYEES** *(continued)*

Directors' emoluments and employees' emoluments *(continued)*

Directors *(continued)*

2007

			其他薪酬 Other emoluments			
		袍金 Fees 千港元 HK$'000	薪金及其他福利 Salaries and other benefits 千港元 HK$'000	表現相關獎勵支出 Performance related incentive payments 千港元 HK$'000 (附註) (Note)	退休福利計劃供款 Retirement benefits scheme contribution 千港元 HK$'000	合計 Total 千港元 HK$'000
羅仲榮	Victor LO Chung Wing	10	3,421	5,534	385	9,350
吳崇安	Andrew NG Sung On	10	3,835	2,500	354	6,699
羅仲炳	Kevin LO Chung Ping	10	986	–	98	1,094
羅仲煒	Paul LO Chung Wai	10	500	–	50	560
梁伯全	LEUNG Pak Chuen	10	2,694	2,096	157	4,957
顧玉興	Richard KU Yuk Hing	10	–	–	–	10
莊紹樑	Andrew CHUANG Siu Leung	10	2,195	235	169	2,609
周國偉	CHAU Kwok Wai	10	2,285	1,442	214	3,951
王維勤	Raymond WONG Wai Kan	93	1,388	957	16	2,454
張定球	Vincent CHEUNG Ting Kau	100	–	–	–	100
呂明華	LUI Ming Wah	120	–	–	–	120
陳志聰	FRANK Chi Chung	120	–	–	–	120
陳其鑣	CHAN Kei Biu	100	–	–	–	100
		613	17,304	12,764	1,443	32,124

附註： 表現相關獎勵支出乃根據該年度營運業績、個別表現及可比較的市場統計數字釐定。

Note: The performance related incentive payments were determined with reference to the operating results, individual performance and comparable market statistics during both years.

於是年度，本集團向羅仲榮先生提供住所，而該物業之應課差餉租值為639,000港元(二零零七年：537,000港元)。該款項並不包括於上述薪金及其他福利內。

During the year, the Group provided accommodation to Mr. Victor LO Chung Wing and the rateable value of the property amounted to HK$639,000 (2007: HK$537,000). The amount has not been included in salaries and other benefits above.

11. 董事薪酬及最高薪酬僱員(續) / DIRECTORS' REMUNERATION AND HIGHEST PAID EMPLOYEES *(continued)*

董事薪酬及僱員薪酬(續) / Directors' emoluments and employees' emoluments *(continued)*

僱員 / Employees

本集團於本年最高薪酬之五名僱員包括四名(二零零七年：四名)公司董事(其酬金之詳情如上所載)。其餘一名(二零零七年：一名)本集團最高薪酬之非公司董事僱員之酬金如下：

The five highest paid individuals of the Group for the year included four (2007: four) directors of the Company, details of whose emoluments are set out above. The emoluments of the remaining one (2007: one) highest paid employee of the Group, not being a director of the Company, are as follows:

		2008 千港元 HK$'000	2007 千港元 HK$'000
薪酬及其他福利	Salaries and other benefits	**2,822**	2,730
業勤獎勵	Performance related incentive payments	**1,480**	1,459
退休福利計劃供款	Retirement benefit scheme contributions	**216**	211
		4,518	4,400

於本年內，並無給予最高薪酬之五名僱員(包括董事及僱員)酬金(二零零七年：無)作為其將加入或當加入本集團時之獎勵或失去職位之補償。於本年內，概無董事放棄任何酬金。

During the year (2007: nil), no emoluments were paid to the five highest paid individuals (including directors and employees) as an inducement to join or upon joining the Group or as compensation for loss of office. None of the directors has waived any emoluments during the year.

12. 税項 / TAXATION

		2008 千港元 HK$'000	2007 千港元 HK$'000
包括：	The charge comprises:		
公司及其附屬公司：	The Company and its subsidiaries:		
香港利得税	Hong Kong Profit Tax	**3,797**	3,417
香港以外其他地區税項	Taxation in jurisdictions other than Hong Kong	**14,450**	12,900
遞延税項 (附註34)	Deferred taxation (note 34)	**12,557**	7,951
		30,804	24,268

香港利得税乃按是年度估計應課税溢利按税率17.5%(二零零七年：17.5%)計算。

Hong Kong Profits Tax is calculated at 17.5% (2007: 17.5%) of the estimated assessable profit for the year.

香港以外地區税項乃按有關司法管轄之現行税率計算。

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

12. 稅項(續)

於二零零七年三月十六日，中國以中華人民共和國主席令第六十三號公佈中華人民共和國企業所得稅法(「新法例」)。於二零零七年十二月六日，中國國務院發出新法例之施行條例。新法例及施行條例將令若干附屬公司由二零零八年一月一日起之稅率改至25%。

稅項之對賬表如下：

12. TAXATION *(continued)*

On 16 March 2007, the People's Republic of China promulgated the law of the People's Republic of China on Enterprise Income Tax (the "New Law") by Order No. 63 of the President of the People's Republic of China. On 6 December 2007, the State Council of the PRC issued Implementation Regulations of the New Law. The New Law and Implementation Regulations will change the tax rate to 25% for certain subsidiaries from 1 January 2008.

A statement of reconciliation of taxation is as follows:

		2008 千港元 HK$'000	2007 千港元 HK$'000
除稅前溢利	Profit before taxation	132,956	225,628
按香港利得稅率17.5%（二零零七年：17.5%）計算之稅項	Tax at the Hong Kong Profits Tax rate of 17.5% (2007: 17.5%)	23,267	39,485
所佔聯營公司之稅務影響	Tax effect of share of results of associates	(18,218)	(56,820)
不獲稅項減免支出之稅務影響	Tax effect of expenses not deductible for tax purposes	30,849	30,015
免稅收入之稅務影響	Tax effect of income not taxable for tax purposes	(24,684)	(22,657)
未確認稅項虧損之稅務影響	Tax effect of tax losses not recognised	12,428	12,948
未確認可扣減暫時差額之稅務影響	Tax effect of deductible temporary difference not recognised	6,875	1,995
使用往年未確認稅項虧損之稅務影響	Tax effect on utilisation of tax losses previously not recognised	(775)	–
香港以外地區不同稅率之影響	Effect of different tax rates in jurisdictions other than Hong Kong	2,298	7,538
其他	Others	(1,236)	11,764
是年度稅項	Taxation charge for the year	30,804	24,268

13. 股息

13. DIVIDENDS

		2008 千港元 HK$'000	2007 千港元 HK$'000
建議派發末期股息每股2.0港仙（二零零七年：3.0港仙）	Final dividend proposed of 2.0 HK cents (2007: 3.0 HK cents) per share	10,986	16,479
已派發中期股息每股3.0港仙（二零零七年：3.0港仙）	Interim dividend paid of 3.0 HK cents (2007: 3.0 HK cents) per share	16,479	16,479

董事局已建議派發末期股息每股2.0港仙(二零零七年：每股3.0港仙)，建議須於即將舉行之股東週年大會上獲得通過。股息已於本公司之股息儲備中確認。

The final dividend of 2.0 HK cents (2007: 3.0 HK cents) per share has been proposed by the directors and it is subject to approval by the shareholders in the forthcoming annual general meeting. This dividend has been recognised in the dividend reserve of the Company.

14. 每股盈利

歸於本公司資本股東之每股基本盈利及攤薄盈利乃根據下列數據計算：

14. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the equity shareholders of the Company is based on the following data:

		2008 千港元 HK$'000	2007 千港元 HK$'000
盈利	**Earnings**		
歸於本公司資本股東之全年純利及計算基本每股盈利之溢利	Profit for the year attributable to equity shareholders of the Company and earnings for the purpose of basic earnings per share	**70,415**	115,063
就可攤薄潛在股份攤薄附屬公司及聯營公司每股盈利之所佔溢利作出之調整	Effect of dilutive potential shares on share of results of subsidiaries and associates based on the dilution of their earnings per share	**(12)**	(153)
計算攤薄每股盈利之盈利	Earnings for the purpose of diluted earnings per share	**70,403**	114,910

		'000 千	'000 千
股份數目	**Number of shares**		
計算基本每股盈利之股份加權平均數	Weighted average number of shares for the purpose of basic earnings per share	**549,285**	549,285
購股權之可攤薄潛在股份之影響	Effect of dilutive potential shares on share options	**203**	–
計算攤薄每股盈利之股份加權平均數	Weighted average number of shares for the purpose of diluted earnings per share	**549,488**	549,285

於截至二零零七年三月三十一日止年度，本公司購股權之行使價高於該年度期間本公司股份之平均市價，因此於截至二零零七年三月三十一日止年度內本公司沒有呈報購股權之可攤薄潛在股份。

No dilution potential shares on shares options of the Company for the year ended 31 March 2007 has been presented as the exercise price of the Company's share options was higher than the average market price of the Company's shares for the year ended 31 March 2007.

15. 投資物業

15. INVESTMENT PROPERTIES

		本集團 THE GROUP 千港元 HK$'000	本公司 THE COMPANY 千港元 HK$'000
公平值	FAIR VALUE		
於二零零六年四月一日	At 1 April 2006	105,700	23,000
於損益表確認之公平值之增加（減少）	Increase (decrease) in fair value recognised in the income statement	26,290	(3,000)
於二零零七年三月三十一日及於二零零七年四月一日	At 31 March 2007 and 1 April 2007	131,990	20,000
出售	Disposals	(20,000)	(20,000)
從一附屬公司轉入	Transfer from a subsidiary	–	139,274
於損益表確認之公平值之增加	Increase in fair value recognised in the consolidated income statement	5,220	–
於二零零八年三月三十一日	At 31 March 2008	117,210	139,274

本集團及本公司之投資物業位於香港為中期租賃。

The investment properties of the Group and the Company are located in Hong Kong under medium-term leases.

本集團之投資物業於二零零八年三月三十一日之公平值由與本集團並無任何關連之獨立專業估值師行，永利行評值顧問有限公司估值。永利行評值顧問有限公司有適合的資格及評估相關地區同類型物業的經驗。該評估乃是符合香港測量師學會發出之估值準則並參考市場同類型物業之交易價格。

The fair value of the Group's investment properties at 31 March 2008 was valued by RHL Appraisal Ltd, independent qualified professional valuer not connected with the Group. RHL Appraisal Ltd has appropriate qualifications and experiences in the valuation of similar properties in the relevant locations. The valuation, which conforms to Hong Kong Institute of Surveyors Valuation Standards on Properties, was arrived at by reference to market evidence of transaction prices for similar properties.

16. 物業、廠房及設備

16. PROPERTY, PLANT AND EQUIPMENT

		永久擁有土地及房產 Freehold land and buildings 千港元 HK$'000	租賃房產 Leasehold buildings 千港元 HK$'000	租約房產裝修 Leasehold improve-ments 千港元 HK$'000	機械及設備 Machinery and equipment 千港元 HK$'000	工模及工具 Moulds and tools 千港元 HK$'000	其他 Others 千港元 HK$'000	合計 Total 千港元 HK$'000
集團	THE GROUP							
成本或估值	COST OR VALUATION							
於二零零六年四月一日	At 1 April 2006	18,094	150,744	87,613	220,892	43,155	111,761	632,259
貨幣調整	Currency realignment	942	2,645	782	3,175	4,993	4,067	16,604
出售一間附屬公司	Disposal of a subsidiary	-	-	(29,269)	(49,139)	-	(10,244)	(88,652)
增加	Additions	970	1,589	6,761	14,824	6,436	7,852	38,432
出售/撇除	Disposals/write-off	-	(7,029)	(558)	(6,455)	(542)	(2,817)	(17,401)
於二零零七年三月三十一日	At 31 March 2007	20,006	147,949	65,329	183,297	54,042	110,619	581,242
貨幣調整	Currency realignment	109	380	624	2,942	1,074	1,446	6,575
購入一附屬公司	Acquisition of a subsidiary	-	-	439	6,007	803	321	7,570
增加	Additions	738	636	174	13,601	7,424	13,420	35,993
出售/撇除	Disposals/write-off	-	(3,544)	(8,588)	(23,044)	(92)	(3,062)	(38,330)
於二零零八年三月三十一日	At 31 March 2008	20,853	145,421	57,978	182,803	63,251	122,744	593,050
包括：	Comprising:							
成本	At cost	20,853	99,738	57,978	182,803	63,251	122,744	547,367
估值－一九九四年	At valuation - 1994	-	45,683	-	-	-	-	45,683
		20,853	145,421	57,978	182,803	63,251	122,744	593,050
折舊	DEPRECIATION							
於二零零六年四月一日	At 1 April 2006	2,929	22,765	62,893	144,655	33,524	59,935	326,701
貨幣調整	Currency realignment	460	66	442	2,708	4,133	3,458	11,267
出售一間附屬公司	Disposal of a subsidiary	-	-	(25,202)	(30,775)	-	(7,159)	(63,136)
是年度準備	Provided for the year	361	5,058	6,959	17,269	6,436	8,393	44,476
出售時減除/撇除	Eliminated on disposals/write-off	-	(2,259)	(49)	(6,148)	(89)	(2,313)	(10,858)
於二零零七年三月三十一日	At 31 March 2007	3,750	25,630	45,043	127,709	44,004	62,314	308,450
貨幣調整	Currency realignment	28	72	425	1,915	511	1,066	4,017
是年度準備	Provided for the year	295	5,987	3,765	17,986	7,567	9,143	44,743
出售時減除/撇除	Eliminated on disposals/write-off	-	(2,035)	(8,286)	(21,267)	(23)	(2,745)	(34,356)
於二零零八年三月三十一日	At 31 March 2008	4,073	29,654	40,947	126,343	52,059	69,778	322,854
賬面值	CARRYING VALUES							
於二零零八年三月三十一日	At 31 March 2008	16,780	115,767	17,031	56,460	11,192	52,966	270,196
於二零零七年三月三十一日	At 31 March 2007	16,256	122,319	20,286	55,588	10,038	48,305	272,792

16. 物業、廠房及設備(續)

16. PROPERTY, PLANT AND EQUIPMENT (continued)

		租賃房產 Leasehold buildings 千港元 HK$'000	租約房產裝修 Leasehold improvements 千港元 HK$'000	其他 Others 千港元 HK$'000	合計 Total 千港元 HK$'000
公司	THE COMPANY				
成本	COST				
於二零零六年四月一日	At 1 April 2006	–	14,439	50,613	65,052
增加	Additions	–	795	5,985	6,780
出售	Disposals	–	–	(3,781)	(3,781)
於二零零七年三月三十一日	At 31 March 2007	–	15,234	52,817	68,051
增加	Additions	–	–	12,414	12,414
出售	Disposals	–	(564)	(13,875)	(14,439)
從一間附屬公司轉入	Transfers from a subsidiary	6,669	–	–	6,669
於二零零八年三月三十一日	At 31 March 2008	6,669	14,670	51,356	72,695
折舊	DEPRECIATION				
於二零零六年四月一日	At 1 April 2006	–	9,950	30,549	40,499
是年度準備	Provided for the year	–	679	4,132	4,811
出售時減除	Eliminated on disposals	–	–	(3,590)	(3,590)
於二零零七年三月三十一日	At 31 March 2007	–	10,629	31,091	41,720
是年度準備	Provided for the year	–	654	5,931	6,585
出售時減除	Eliminated on disposals	–	(336)	(12,504)	(12,840)
於二零零八年三月三十一日	At 31 March 2008	–	10,947	24,518	35,465
賬面值	CARRYING VALUES				
於二零零八年三月三十一日	At 31 March 2008	6,669	3,723	26,838	37,230
於二零零七年三月三十一日	At 31 March 2007	–	4,605	21,726	26,331

		本集團 THE GROUP		本公司 THE COMPANY	
		2008 千港元 HK$'000	2007 千港元 HK$'000	2008 千港元 HK$'000	2007 千港元 HK$'000
以上集團之物業權益包括：	The Group's property interests shown above comprise:				
本港以外地區之永久擁有物業	Freehold properties held outside Hong Kong	16,780	16,256	–	–
租賃物業：	Leasehold buildings:				
在香港	Held in Hong Kong,				
中期租賃	Medium-term leases	7,726	8,936	6,669	–
香港以外地區	Held outside Hong Kong,				
長期租賃	Long-term leases	8,992	–	–	–
中期租賃	Medium-term leases	99,049	109,178	–	–
短期租賃	Short term leases	–	4,205	–	–
		132,547	138,575	6,669	–

16. 物業、廠房及設備(續)

於二零零八年三月三十一日，如集團以重估值列賬之租賃物業之以歷史成本減去累積折舊計算，其賬面值大約為14,014,000港元(二零零七年：14,856,000港元)。

16. PROPERTY, PLANT AND EQUIPMENT *(continued)*

At 31 March 2008, had the Group's leasehold buildings which was stated at revalued amount been carried at historical cost less accumulated depreciation, their carrying amount would have been HK$14,014,000 (2007: HK$14,856,000).

		本集團 THE GROUP 2008 千港元 HK$'000	2007 千港元 HK$'000
財務租賃之物業、廠房及設備之賬面值：	Carrying value of property, plant and equipment held under finance leases:		
機械及設備	Machinery and equipment	**26**	7,254

17. 預付租賃款項

集團之預付租賃款項代表在香港持有的中期租賃土地之物業權益。

分析如下：

17. PREPAID LEASE PAYMENTS

The Group's prepaid lease payments represent property interest in leasehold land in Hong Kong under medium-term leases.

Analyse for reporting purpose as:

		本集團 THE GROUP		本公司 THE COMPANY	
		2008 千港元 HK$'000	2007 千港元 HK$'000	2008 千港元 HK$'000	2007 千港元 HK$'000
流動	Current	**951**	951	**712**	–
非流動	Non-current	**36,156**	37,107	**26,344**	–
		37,107	38,058	**27,056**	–

18. 附屬公司投資

18. INVESTMENTS IN SUBSIDIARIES

		本公司 THE COMPANY 2008 千港元 HK$'000	2007 千港元 HK$'000
上市股份投資成本	Listed shares, at cost	**1,178,428**	1,178,428
非上市股份投資成本	Unlisted shares, at cost	**337,219**	337,219
減值虧損確認	Impairment losses recognised	**(209,155)**	(209,155)
		1,306,492	1,306,492
附屬公司欠款－流動	Amounts due from subsidiaries – current	**560,474**	614,744
欠一間附屬公司款項－流動	Amount due to a subsidiary – current	**130,660**	–
欠附屬公司款項－非流動	Amounts due to subsidiaries – non-current	**20,292**	34,784
上市股份於三月三十一日之市值	Market values of listed shares at 31 March	**991,899**	1,029,207

18. 附屬公司投資*(續)*

部份附屬公司欠款為無抵押，收取4%至7%之利息及無特定還款期。

欠附屬公司款項並無抵押及免息。就董事意見，非流動部份並不會在未來十二個月內清還，流動部份於被要求時償還。

上市股份乃指在新加坡註冊成立之GP工業有限公司(「GP工業」)之投資，其股份在新加坡交易所股票交易公司(「新加坡交易所」)上市。

減值虧損乃依據附屬公司之未來估計經折算現金流量淨值計得之可取回值而確定。附屬公司之賬面值將減至其相應之可取回值。

主要附屬公司於二零零八年三月三十一日之詳情載於賬目附註47。

18. INVESTMENTS IN SUBSIDIARIES *(continued)*

Part of the amounts due from subsidiaries is unsecured, interest bearing at the range from 4% to 7% and has no fixed repayment term.

The amounts due to subsidiaries are unsecured and interest-free. In the opinion of the directors, the non-current portion will not be repayable within the next twelve months. The current portion is repayable on demand.

The listed shares represent the investment in GP Industries Limited ("GP Ind") which is incorporated in the Republic of Singapore and its shares are listed on Singapore Exchange Securities Trading Limited (the "Singapore Stock Exchange").

Impairment losses were recognised based on the recoverable amounts of subsidiaries which were determined by the estimated discounted net cash flows from these subsidiaries. The carrying amounts of investments in subsidiaries were reduced to the respective recoverable amounts.

Particulars of the principal subsidiaries at 31 March 2008 are set out in note 47.

19. 所佔聯營公司權益

19. INTERESTS IN ASSOCIATES

		本集團 THE GROUP	
		2008 千港元 HK$'000	2007 千港元 HK$'000
聯營公司投資成本	Cost of investments in associates		
上市	Listed	778,486	555,458
非上市	Unlisted	443,034	444,465
所佔收購後溢利，減除已收股息	Share of post-acquisition profit, net of dividends received	656,053	721,906
		1,877,573	1,721,829
聯營公司欠款	Amounts due from associates	4,594	4,594
		1,882,167	1,726,423
上市股份於三月三十一日之市值	Market values of listed shares at 31 March	499,455	352,618

聯營公司欠款按市場價收取利息及沒有固定還款條款。就董事意見，集團將不會在資產負債表結算日後十二個月內提出還款要求。因此，其金額列作非流動資產。

The amounts due from associates are interest bearing at prevailing market rate and have no fixed repayment terms. In the opinion of the directors, the Group would not demand for the repayment within the next twelve months from the balance sheet date. Accordingly, the amounts are shown as non-current assets.

19. 所佔聯營公司權益(續)

於二零零六年九月七日，本公司之一間非全資擁有附屬公司，GP工業與獨立第三方人仕，古河電氣工業株式會社(「古河電氣」)訂立買賣協議，據此，古河電氣同意購入GP工業之一間聯營公司，古河金山電裝(香港)有限公司(「古河金山」)18,600,000股股份，相等於古河金山全部已發行股份30%，代價為74,083,000港元。當交易完成時，GP工業錄得出售溢利37,579,000港元及擁有古河金山全部已發行股份20%。古河金山為一間投資控股公司，其集團公司從事製造汽車配線。

於二零零七年三月九日，GP工業訂立買賣協議，出售其持有徐州寶山精密五金塑膠部件有限公司(「寶山」)40%股權，代價為1,216,000港元。寶山主要從事製造塑膠和金屬部件。GP工業因出售錄得912,000港元之虧損。

於截至二零零八年三月三十一日止年度內，GP工業以合共22,000,000港元購入美隆工業股份有限公司(「美隆」)(一間於台灣成立之公司，其股份於台灣證券交易所上市)額外3,787,000股股份。GP工業於美隆之權益增至20.15%。集團於美隆之投資列賬為所佔聯營公司權益。於二零零七年三月三十一日，於美隆之投資為259,246,000港元，列賬為可供出售投資。

因購入聯營公司而產生之商譽之詳情如下：

19. INTERESTS IN ASSOCIATES *(continued)*

On 7 September 2006, GP Ind, a non-wholly owned subsidiary of the Company, entered into an agreement with Furukawa Electric Co. Ltd. ("Furukawa Electric"), an independent third party, under which Furukawa Electric agreed to purchase 18,600,000 shares of Furukawa GP Auto Parts (HK) Limited ("Furukawa GP"), an associate of GP Ind, from GP Ind, which are equivalent to 30% of the entire issued share capital of Furukawa GP at a consideration of HK$74,083,000. Upon completion of the transaction, GP Ind recognised a gain of HK$37,579,000 and owned as to 20% of the total issued shares of Furukawa GP. Furukawa GP acts as an investment holding company and the principal activities of its group companies are manufacturing of automotive wire harness.

On 9 March 2007, GP Ind entered into an agreement to dispose of its entire 40% interest in Xuzhou Baoshan Precision Hardware Plastic Parts Co., Ltd. ("Baoshan") at a consideration of HK$1,216,000. Baoshan is principally engaged in the manufacturing of plastic and metal parts and components. GP Ind recognised a loss of HK$912,000 upon this disposal.

During the year ended 31 March 2008, GP Ind acquired additional 3,787,000 shares in Meiloon Industrial Company Limited ("Meiloon"), a company incorporated in Taiwan and its shares are listed on the Taiwan Stock Exchange Corporation, at an aggregate of HK$22 million. GP Ind's interests in Meiloon has increased to 20.15%. The investment in Meiloon was accounted for as interest in an associate. The investment in Meiloon of HK$259,246,000 was accounted for as available-for-sale investment as at 31 March 2007.

Details of movements of goodwill on acquisition of associates are as follows:

		2008 千港元 HK$'000	2007 千港元 HK$'000
賬面值	CARRYING VALUES		
年初數	At beginning of the year	46,112	44,049
因購入一間聯營公司權益產生	Arising from acquisition of an associate	51,758	–
因購入聯營公司額外權益產生	Arising from acquisition of additional interests in associates	1,033	2,063
年內確認之減值虧損	Impairment loss recognised for the year	(2,021)	–
年末數	At end of the year	96,882	46,112

主要聯營公司於二零零八年三月三十一日之詳情載賬目附註48。

Particulars of the principal associates at 31 March 2008 are set out in note 48.

19. 所佔聯營公司權益(續)

根據其截至二零零八年三月三十一日止年度經審核賬項之聯營公司財務資料摘要，以及本集團所佔聯營公司權益之有關資料為如下：

19. INTERESTS IN ASSOCIATES *(continued)*

The summarised financial information in respect of associates based on its financial statements for the year ended 31 March 2008 and the relevant information in respect of the Group's interest in associates are as follows:

		2008 千港元 HK$'000	2007 千港元 HK$'000
財務狀況	**Financial position**		
總資產	Total assets	10,025,530	8,768,730
總負債	Total liabilities	4,782,259	4,413,578
少數股東權益	Minority interests	441,382	385,468
所佔資產淨值	Share of net assets	1,780,691	1,675,717
全年業績	**Results for the year**		
營業額	Turnover	12,242,958	10,306,806
全年純利	Profit for the year	447,030	840,148
所佔聯營公司業績	Share of results of associates	104,106	324,686

20. 可供出售投資

20. AVAILABLE-FOR-SALE INVESTMENTS

		本集團 THE GROUP 2008 千港元 HK$'000	2007 千港元 HK$'000
上市投資：	Listed investments:		
－於香港以外地區股票證券	– equity securities listed in jurisdictions other than Hong Kong	–	451,337
非上市投資：	Unlisted securities:		
－股票證券成本	– equity securities at cost	351,937	279,212
－減值虧損確認	– impairment loss recognised	(67,290)	(59,628)
		284,647	219,584
股東貸款	Shareholders' loans	142,245	126,132
減值虧損確認	Impairment loss recognised	(10,728)	(6,945)
		131,517	119,187
合計	Total	416,164	790,108

20. 可供出售投資(續)

集團股本投資之分析如下：

20. AVAILABLE-FOR-SALE INVESTMENTS *(continued)*

An analysis of the Group's equity investments was as follows:

		本集團 THE GROUP 2008 千港元 HK$'000	2007 千港元 HK$'000
美隆電器股份(附註a)	Meiloon (note a)	–	259,246
TCL (附註b)	TCL Corporation ("TCL") (note b)	–	192,091
Gerard Corporation Pty. Limited (「Gerard Corporation」)(附註c)	Gerard Corporation Pty. Limited ("Gerard Corporation") (note c)	264,861	218,694
其他(附註d)	Others (note d)	151,303	120,077
		416,164	790,108

		本集團 THE GROUP 2008 千港元 HK$'000	2007 千港元 HK$'000
分析如下：	Analyse for reporting purpose as:		
流動資產	Current assets	–	192,091
非流動資產	Non-current assets	416,164	598,017
		416,164	790,108

附註：

(a) 美隆電器廠於台灣成立，其主要業務為發展、產製及銷售揚聲器及其他影音設備。美隆之投資於截至二零零八年三月三十一日止年度內轉入所佔聯營公司權益。詳情列載於附註19。

(b) TCL於中國成立，其主要業務為設計、產製和銷售及推廣電視機、流動電話、家庭電器、個人電腦及其他消費電子產品。TCL之股份於深圳證券交易所上市。集團投資於TCL之股份為法人股，並不能於深圳證券交易所進行買賣。

根據於二零零六年四月二十日完成的股權分置改革方案(「股改方案」)，持有TCL非流通股份之股東就其所持每10股TCL非流通股份轉讓1.5616股非流通股份予持有流通股份之股東。於股改方案完成後一年，本集團持有的TCL股份可於深圳證券交易所自由買賣，本集團持有TCL股份的股數由47,758,056非流通股份變為40,300,086流通股份。因股改方案集團於截至二零零七年三月三十一日止年度之財務報表中確認出售可供出售投資虧損9,298,000港元。

於截至二零零八年三月三十一日止年度內，集團於公開市場出售所有於TCL之投資，代價淨額約為174,179,000港元，出售收益為88,638,000港元，收益於綜合損益表中確認。

Notes:

(a) Meiloon is a company incorporated in Taiwan which is engaged in development, manufacture and sale of loudspeakers and other audio-visual devices. The investment in Meiloon was transferred to interest in an associate during the year ended 31 March 2008. Details are set out in note 19.

(b) TCL is a company established in the PRC which is engaged in design, manufacture and sale and marketing of television sets, mobile phones, home appliances, personal computers and other consumer electronic products. Shares of TCL are traded on the Shenzhen Stock Exchange. The Group's investment in TCL shares was the promoter's shares of TCL (the "TCL Promoter's Shares") which were non-tradable on the Shenzhen Stock Exchange.

Pursuant to the share reform completed on 20 April 2006 (the "Share Reform"), shareholders of TCL Promoter's Shares transferred 1.5616 non-freely tradable shares of TCL to holders of freely tradable shares of TCL for every ten non-freely tradable shares. After one year of the completion of the Share Reform, the shares of TCL held by the Group can be traded on the Shenzhen Stock Exchange. The number of TCL's shares held by the Group changed from 47,758,056 non-freely tradable shares to 40,300,086 freely tradable shares. As a result of the Share Reform, a loss on disposal of available-for-sale investments of HK$9,298,000 was recognised in the financial statements for the year ended 31 March 2007.

During the year ended 31 March 2008, the Group disposed of the entire investment in TCL in the open market for a net consideration of approximately HK$174,179,000 and a gain on disposal of available-for-sale investments of HK$88,638,000 was recognised in the consolidated income statement.

20. 可供出售投資(續)

附註：(續)

(c) 金額代表所佔Gerard Corporation之19%股本權益及給予Gerard Corporation之一項股東貸款。Gerard Corporation於澳洲成立，主要從事製造、印刷、包裝、運輸、持有商用物業以及林業及農業物業。

股東貸款為資本性質，免息及無固定還款期。本公司董事或將股東貸款資本化作為於Gerard Corporation之進一步投資，因此股東貸款列賬為可供出售投資。

股東貸款由Gerard Corporation股東以其所持股份按比例提供。該免息貸款為非流動性及以3.0%之有效年息計算攤銷成本。

(d) 款項中包括一項97,000,000港元（二零零七年：97,000,000港元）為集團佔有49%權益之兩間於中國成立之公司，其主要業務為銷售及分銷。此外，款項中包括一項23,109,000港元（二零零七年：23,077,000港元）為集團持有一間於台灣成立主要從事發展、製造及銷售LED燈具公司之19.9%股本權益。於截至二零零八年三月三十一日止年內，集團與一於香港成立的公司簽訂一份收購協議，以資本化其應付還款項31,194,000港元購入其10%股本權益。此公司主要從事電器產品貿易。

董事認為，集團因未能對該公司行使重大影響。因此，該投資分類為可供出售投資。

所有非上市可供出售投資以成本減去減值計算。因合理公平值之估值範圍太大，本公司董事認為不能可靠地計算其公平值。

可供出售投資之減值虧損因應其可收回值被確認。有關股東貸款之減值虧損因應就可供出售投資所產生之估計被折讓現金淨流量被確認。可供出售投資之賬面值被減至相應之可收回值。

美隆及TCL於二零零七年三月三十一日之公平值乃參照當時有關證券交易所之認購價決定。

20. AVAILABLE-FOR-SALE INVESTMENTS *(continued)*

Notes: *(continued)*

(c) The amount represents a 19% equity interest in and a shareholder's loan to Gerard Corporation. Gerard Corporation is incorporated in Australia and engaged in manufacturing, printing, packaging, freight forwarding, commercial property ownership and rural interests in forestry and agriculture.

The shareholders' loans are capital in nature, non-interest bearing and have no fixed terms of repayment. The directors of the Company intend to capitalise the shareholder's loan as further investments in Gerard Corporation and designated the shareholder's loan as available-for-sale investments.

The shareholders' loans were provided by the shareholders of Gerard Corporation in proportion to their shareholdings. The interest-free loan is shown as non-current and measured at amortised cost at the effective interest rate of 3.0% per annum.

(d) Included in the amount is HK$97,000,000 (2007: HK$97,000,000) in respect of the Group's 49% equity investments in two companies established in the PRC which are engaged in selling and distribution business. In addition, an amount of HK$23,109,000 (2007: HK$23,077,000) represents the Group's 19.9% equity investment in a company incorporated in Taiwan which is engaged in development, manufacture and sale of LED lighting products. During the year ended 31 March 2008, the Group entered into a subscription agreement with a company incorporated in Hong Kong to subscribe for 10% equity interest by capitalisation of HK$31,194,000 outstanding balance for this company. This company is principally engaged in the trading of electrical goods.

In the opinion of the directors, the Group could not exercise significant influence over those companies, and accordingly, such investments are classified as available-for-sale investments.

All unlisted available-for-sale investments are measured at cost less impairment because the range of reasonable fair value estimates is so wide that the directors of the Company are of the opinion that their fair values cannot be measured reliably.

Impairment losses were recognised based on the recoverable amount of available-for-sale investment and the related shareholders' loans which was determined by the estimated discounted net cash flows from the available-for-sale investments. The carrying amount of available-for-sale investments was reduced to the respective recoverable amount.

As at 31 March 2007, fair values of Meiloon and TCL had been determined by reference to bid prices quoted in the relevant exchanges.

21. 商標

21. TRADEMARKS

		2008 千港元 HK$'000	2007 千港元 HK$'000
集團	THE GROUP		
成本	COST		
年初數及年末數	At beginning and end of the year	83,655	83,655
攤銷	AMORTISATION		
年初數	At beginning of the year	39,736	35,553
是年度攤銷	Provided for the year	4,183	4,183
年末數	At end of the year	43,919	39,736
賬面值	CARRYING VALUE		
年末數	At end of the year	39,736	43,919

集團購入之商標按其估計可用年期約二十年攤銷。

Trademarks acquired by the Group are amortised over their estimated useful lives which are estimated to be twenty years.

22. 長期應收賬項

22. LONG TERM RECEIVABLES

		本集團 THE GROUP 2008 千港元 HK$'000	2007 千港元 HK$'000
集團長期應收賬項包括：	The Group's long term receivables comprise:		
給第三者之借款（附註a）	Loans to third parties (note a)	62,379	33,829
給Gerard Corporation之借款（附註b）	Loan to Gerard Corporation (note b)	37,339	33,107
出售於Gerard Corporation投資部份權益之應收代價（附註c）	Consideration receivable for the disposal of partial interest of investment in Gerard Corporation (note c)	271,940	263,217
		371,658	330,153

22. 長期應收賬項*(續)*

(a) 此借款21,336,000港元(二零零七年：18,916,000港元)是借給一位獨立第三方人仕，年息率為6.9%(二零零七年：6.9%)，並無特定還款年期。董事認為本公司將不會要求對方於資產負債表結算日之一年內還款，因此該借款被分類為非流動資產。其中9,920,000港元(二零零七年：14,913,000港元)是借款予一位獨立第三方人仕，利息參考新加坡銀行同業拆息計算。借款以三筆等值分期付款於二零零九年、二零一零年及二零一一年之二月一日償還。其中6,232,000港元(二零零七年：零港元)為借款予一位業務夥伴作認購一間公司之股票，並以該股票作為其借款之抵押，利息按商業利率計算(由二零零八年一月至二零零九年一月為免息期)，還款期為二零一一年一月。餘下的24,891,000港元(二零零七年：零港元)為借給一位獨立第三方人仕，該借款須繳付利息(利息參考美國最優惠利率計算)及無特定還款期。

(b) 給Gerard的借款收取年息6.75%之利息及於二零零九年八月二十六日償還。

(c) 此款項為出售一項投資之部份權益之應收出售代價之未償還款項。未償還款項之短期部份為49,784,906港元(二零零七年：20,544,000港元)，包含於應收賬項、應收票據及預付款項中。此等未償還款項以借方所持有之34.33%(二零零七年：34.33%)Gerard Corporation權益作為保證。此應收賬項按六個月澳洲銀行之應收票據掉期利率之買入參考價加1.5%收取利息。交易詳情於本公司二零零五年五月五日寄予本公司股東之通函中披露。

22. LONG TERM RECEIVABLES *(continued)*

(a) The loan of HK$21,336,000 (2007: HK$18,916,000) is advanced to an independent third party which bears fixed interest at 6.9% (2007: 6.9%) per annum with no fixed terms of repayments. In the opinion of the directors, the Company will not request for repayment within a year after the balance sheet date and hence, the amount is classified as non-current. An amount of HK$9,920,000 (2007: HK$14,913,000) represents a loan to an independent third party carrying interest at an interest rate with reference to Singapore Interbank Offered Rate and is repayable in three equal instalments on 1 February 2009, 2010 and 2011. An amount of HK$6,232,000 (2007: nil) represents a loan to a business partner to enable him to subscribe for new shares in a corporation. The loan is secured by the shares in the aforementioned corporation and bears interest at commercial interest rate except for the period from January 2008 to January 2009 during which the loan is non-interest bearing and is repayable by January 2011. The remaining HK$24,891,000 (2007: nil) is advanced to an independent third party which bears interest at an interest rate with reference to US Prime Rate with no fixed terms of repayment.

(b) The loan to Gerard Corporation bears fixed interest at 6.75% per annum and is repayable on 26 August 2009.

(c) The amount is the outstanding balance in relation to the sale consideration for the disposal of partial interest of an investment. The current portion of outstanding balance of HK$49,784,906 (2007: HK$20,544,000) is included in debtors, bills receivable and prepayments. These balances are secured by the debtors' 34.33% (2007: 34.33%) interest in Gerard Corporation. The amount bears interest at 1.5% above the 6 months' Australian bank bill swap reference buying rate. The details of this transaction were disclosed in the circular sent to shareholders of the Company dated 5 May 2005.

23. 專業訣竅 / 23. TECHNICAL KNOW-HOW

		2008 千港元 HK$'000	2007 千港元 HK$'000
集團	THE GROUP		
成本	COST		
年初數	At beginning of the year	53,776	53,694
貨幣調整	Currency realignment	95	82
年末數	At end of the year	53,871	53,776
攤銷	AMORTISATION		
年初數	At beginning of the year	18,772	14,892
是年度攤銷	Provided for the year	3,880	3,880
減值虧損確認	Impairment loss recognised	23,482	-
年末數	At end of the year	46,134	18,772
賬面淨值	CARRYING VALUES		
年末數	At end of the year	7,737	35,004

於年內，董事重估集團專業訣竅之賬面值，因應專業訣竅就有關產品發展之可行性及進展之貢獻對專業訣竅作出減值。

During the year, the directors reviewed the carrying amounts of the Group's technical know-how and identified that it was impaired with reference to feasibility and process of relevant products development attributable to the use of technical know-how.

24. 商譽 / 24. GOODWILL

		2008 千港元 HK$'000	2007 千港元 HK$'000
集團	THE GROUP		
賬面值	CARRYING VALUE		
年初數	At beginning of the year	53,669	35,142
貨幣調整	Currency realignment	1,820	166
增購附屬公司之額外權益而引發之商譽	Goodwill arising from acquisition of additional interests in subsidiaries	3,480	465
購入附屬公司而引發之商譽	Goodwill arising from acquisition of subsidiaries	1,132	17,896
於年內確認之減值虧損	Impairment loss recognised for the year	(1,935)	-
年末數	At end of the year	58,166	53,669

有關商譽之減值測試之詳情載於賬目附註25。

Particulars regarding impairment testing on goodwill are disclosed in note 25.

25. 商標、專業訣竅及商譽之減值測試

如附註7說明，集團匯報之分類資料的基礎分類為業務分類。於附註21、23及24詳載之商標、專業訣竅及商譽分配至GP工業、Coudrey Investments Limited、KH Technology Corporation及其他分類之現金產生單位以作減值測試之金額分別為41,512,000港元(二零零七年：68,779,000港元)，23,079,000港元(二零零七年：17,896,000港元)，39,736,000港元(二零零七年：43,919,000港元)及1,312,000港元(二零零七年：1,998,000港元)。

此現金產生單位的可收回金額以基本使用價值計算。使用價值計算之主要因素為是年度之折讓率、增長率及收入與直接支出的預期轉變。管理層使用除稅前折讓率計算其折讓率，折讓率反映市場當時所評估之貨幣時間價值和現金產生單位之獨有風險。增長率按行業增長預測。收入及直接支出的轉變按以往經驗及預期市場未來之變化預測。

於本年度期間，集團為商標、專業訣竅及商譽進行減值測試，測試是根據未來三年的最新財務預算案之現金流量預測以折讓率4%至5%(二零零七年：4%至5%)計算。而餘下之預測乃根據相關行業及國家之年增長率計算。由於一項新發展的產品銷售未如理想，本集團於本年度內就GP工業之專業訣竅及商譽分別確認23,482,000港元及1,935,000港元減值虧損。

25. IMPAIRMENT TESTING ON TRADEMARKS, TECHNICAL KNOW-HOW AND GOODWILL

As explained in note 7, the Group uses business segments as its primary segment for reporting segment information. For the purpose of impairment testing, trademarks, technical know-how and goodwill as set out in note 21, 23 and 24 has been allocated to the cash generating units ("CGUs") of GP Ind, Coudrey Investments Limited, KH Technology Corporation and others of HK$41,512,000 (2007: HK$68,779,000), HK$23,079,000 (2007: HK$17,896,000), HK$39,736,000 (2007: HK$43,919,000) and HK$1,312,000 (2007: HK$1,998,000), respectively.

The recoverable amount of each CGU has been determined on the basis of value in use calculation. The key factors for the value in use calculation are discount rates, growth rates and expected changes to revenue and direct costs during the year. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU. The growth rates are based on industry growth forecasts. Changes in revenue and direct costs are based on past practices and expectations of future changes in the market.

During the year, the Group performed impairment review for the trademarks, technical know-how and goodwill, based on cash flow forecasts derived from the most recent financial budgets for the next three years using a discount rate of 4% – 5% (2007: 4% – 5%), while the remaining forecast beyond that three years period has been extrapolated with reference to annual growth rate in the relevant industries and countries. Due to the unfavourable sales performance of a newly developed product, the Group recognised an impairment loss of HK$23,482,000 and HK$1,935,000 in the current year in relation to technical know-how and goodwill, respectively, of GP Ind..

26. 存貨

26. INVENTORIES

		本集團 THE GROUP	
		2008 千港元 HK$'000	2007 千港元 HK$'000
原料	Raw materials	111,935	88,775
在製品	Work in progress	15,364	15,998
製成品	Finished goods	255,273	148,473
		382,572	253,246

27. 應收賬項、應收票據及預付款項

本集團給予其貿易客戶信貸期，一般由三十天至一百二十天不等。應收賬項及應收票據於資產負債表結算日之賬齡分析如下：

27. DEBTORS, BILLS RECEIVABLE AND PREPAYMENTS

The Group allows its trade customers with credit periods normally ranging from 30 days to 120 days. The following is an aging analysis of debtors and bills receivable at the balance sheet date:

		本集團 THE GROUP 2008 千港元 HK$'000	2007 千港元 HK$'000
應收貨款及票據	Trade and bills receivables		
0 – 60天	0 – 60 days	**151,976**	179,192
61 – 90天	61 – 90 days	**15,568**	8,464
超過90天	Over 90 days	**61,049**	42,733
		228,593	230,389
其他應收賬項、按金及預付款項	Other receivables, deposits and prepayments	**505,224**	522,744
出售集團於澳洲電器業務之應收代價（附註）	Consideration receivable for the disposal of the Group's electrical business in Australia (Note)	**463,782**	386,759
		1,197,599	1,139,892

附註： 於二零零三年，集團出售其於澳洲之電器業務。出售應收款項之一部份及其有關應收利息由二零零三年十二月二十二日起被扣存四年，以補償集團可能就買賣協議條款所產生之任何擔保索償而產生之任何負債。於二零零八年三月三十一日後，集團收得349,373,000港元之金額，此外集團與買方達成協議，於將來擔保索償被解決後收取其他餘款。此款項按三個月澳洲銀行應收票據掉期利率之買入參考值收取利息。

Note: In 2003, the Group disposed of its electrical business in Australia. Part of the proceeds from disposal and the related interest receivable are to be retained for a period of four years from 22 December 2003 to cover any liability that the Group may incur in respect of any warranty claims under the terms of the sale and purchase agreement. Subsequent to 31 March 2008 an amount of HK$349,373,000 was received and the Group reached an agreement with the buyer to retain the remaining amount for a further period until the warranty claim issue is resolved. The amount bears interest based on 3 months' Australian bank bills swap reference buying rate.

於接納新客戶前，集團會就潛在客戶之信用作出內部評估及界定其適當信貸額。管理層同時緊密監控應收貨款及其他應收賬之信貸條款。管理層認為未逾期或未經減值之應收貨款及其他應收賬之信用良好。

Before accepting any new customer, the Group will internally assess the credit quality of the potential customer and define appropriate credit limits. The management also closely monitors the credit policy of trade and other receivables and considers the trade and other receivables that are neither past due nor impaired to be of good credit quality.

集團之應收貨款內逾期及於報告日未作減值虧損之貨款總額為41,235,000港元（二零零七年：19,417,000港元）。集團並沒就此等款項持有任何抵押品。

Included in the Group's trade receivables are debtors with aggregate carrying amount of HK$41,235,000 (2007: HK$19,417,000) which are past due at the reporting date for which the Group has not provided for impairment loss. The Group does not hold any collateral over these balances.

27. 應收賬項、應收票據及預付款項*(續)*

逾期未還而並無減值之應收貨款賬齡分析如下

27. DEBTORS, BILLS RECEIVABLE AND PREPAYMENTS *(continued)*

Aging of trade debtors which are past due but not impaired

		2008 千港元 HK$'000	2007 千港元 HK$'000
31–60天	31 – 60 days	13,271	13,106
61–90天	61 – 90 days	2,079	2
超過90天	Over 90 days	25,885	6,309
		41,235	19,417

不良貨款撥備變動

Movement in the allowance for doubtful debts

		2008 千港元 HK$'000	2007 千港元 HK$'000
於四月一日	At 1 April	53,192	60,270
貨幣調整	Currency realignment	122	552
被確認之應收賬減值	Impairment losses recognised on receivables	701	970
被撇除之不可收回金額	Amounts written off as uncollectible	(17,399)	(8,279)
年內收回金額	Amounts recovered during the year	(698)	(321)
於三月三十一日	At 31 March	35,918	53,192

集團之不良貨款撥備內有嚴重財政困難之個別被減值應收貨款總額為35,918,000港元(二零零七年：53,192,000港元)。集團並沒就此等款項持有任何抵押品。集團已註銷一些進行清盤中及被認為不能收回的應收貨款，合共金額為17,399,000港元(二零零七年：8,279,000港元)。

Included in the allowance for doubtful debts are individually impaired trade receivables with an aggregate balance of HK$35,918,000 (2007: HK$53,192,000) which have been in severe financial difficulties. The Group does not hold any collateral over these balances. The Group has also written off trade receivables which have been placed under liquidation and were considered as non-receivable with an aggregate balance of HK$17,399,000 (2007: HK$8,279,000).

集團客戶信貸層面廣寬，並無明顯集中之信貸風險。

The Group has no significant concentration of credit risk with exposure spread over a large number of counterparties and customers.

應收賬款、應收票據及預付款項內，以公司之功能貨幣以外之其他外幣為單位列值之款項中包括。

Included in debtors, bills receivable and prepayments are the following amounts denominated in currencies other than the functional currency of the entity to which they relate.

		本集團 THE GROUP		本公司 THE COMPANY	
		2008 千港元 HK$'000	2007 千港元 HK$'000	2008 千港元 HK$'000	2007 千港元 HK$'000
美元	United States dollars	207,469	271,375	–	–
日圓	Japanese yen	1,607	2,217	–	–
人民幣	Renminbi	92,540	136,758	–	–

28. 衍生財務工具

28. DERIVATIVE FINANCIAL INSTRUMENTS

		本集團 THE GROUP 2008 千港元 HK$'000	2007 千港元 HK$'000
遠期外匯合約	Forward foreign exchange contracts	–	5,471

外匯合約：

Foreign exchange contracts:

於二零零七年三月三十一日，集團承諾了而未完成外匯合約的名義上金額為80,915,000澳元、16,911,000坡元、1,000,000英鎊及44,906,000港元。該等衍生工具是以公平值入賬，公平值是於資產負債表結算日按有關財務機構提供之市場價格而決定。

At 31 March 2007, the total notional amount of outstanding forward foreign exchange contracts to which the Group is committed amounted to AUD80,915,000, S$16,911,000, £1,000,000 and HK$44,906,000. Those derivatives are measured at fair value, which are determined based on the market prices provided by the relevant financial institutions at the balance sheet date.

29. 銀行結存、存款及現金

本集團及本公司持有之銀行結存、存款及現金包括現金及三個月或以下到期之短期銀行存款並以年利率0.01%至5.82%（二零零七年：0.45%至5.3%）收取利息。

銀行結存、存款及現金內，以公司之功能貨幣以外之其他外幣為單位列值之款項中包括。

29. BANK BALANCES, DEPOSITS AND CASH

Bank balances, deposits and cash comprise cash held by the Group and the Company and short-term bank deposits with maturity of three months or less, and carry interests ranging from 0.01% to 5.82% (2007: 0.45% to 5.3%) per annum.

Included in bank balances, deposits and cash are the following amounts denominated in currencies other than the functional currency of the entity to which they relate.

		本集團 THE GROUP		本公司 THE COMPANY	
		2008 千港元 HK$'000	2007 千港元 HK$'000	2008 千港元 HK$'000	2007 千港元 HK$'000
美元	United States dollars	72,562	222,087	41,257	164,195
日圓	Japanese yen	19	1,357	–	–
人民幣	Renminbi	43,298	32,368	–	–

30. 應付賬項及費用

應付賬項於資產負債表結算日之賬齡分析如下：

30. CREDITORS AND ACCRUED CHARGES

The following is the aged analysis of creditors at the balance sheet date:

		本集團 THE GROUP 2008 千港元 HK$'000	2007 千港元 HK$'000
應付貨款	Trade creditors		
0 – 60天	0 – 60 days	115,445	127,533
61 – 90天	61 – 90 days	17,384	10,390
超過90天	Over 90 days	20,191	33,781
		153,020	171,704
其他應付賬項及費用	Other payables and accrued charges	227,754	275,607
		380,774	447,311

30. 應付賬項及費用*(續)*

應付賬項及費用內，以公司之功能貨幣以外之其他外幣為單位列值之款項中包括。

30. CREDITORS AND ACCRUED CHARGES *(continued)*

Included in creditors and accrued charges are the following amounts denominated in currencies other than the functional currency of the entity to which they relate.

		本集團 THE GROUP		本公司 THE COMPANY	
		2008 千港元 HK$'000	2007 千港元 HK$'000	2008 千港元 HK$'000	2007 千港元 HK$'000
美元	United States dollars	33,239	86,557	-	-
日圓	Japanese yen	131	501	-	-
人民幣	Renminbi	57,182	96,818	-	-

31. 財務租賃責任

31. OBLIGATIONS UNDER FINANCE LEASES

		最低之租賃還款 Minimum lease payments		最低租賃還款之現值 Present value of minimum lease payments	
		2008 千港元 HK$'000	2007 千港元 HK$'000	2008 千港元 HK$'000	2007 千港元 HK$'000
集團	**THE GROUP**				
一年內到期	Within one year	27	1,722	11	1,675
二至五年期（包括首尾兩年）	In the second to fifth years inclusive	16	29	14	26
		43	1,751	25	1,701
減：未來財務支出	Less: Future finance charges	(18)	(50)	-	-
租賃責任之現值	Present value of lease obligations	25	1,701	25	1,701
減：一年內到期列入流動負債（附註33）	Less: Amount due within one year shown under current liabilities (note 33)			(11)	(1,675)
一年後到期	Amount due after one year			14	26

集團政策以財務租賃租用部分物業、廠房及設備。財務租賃平均年期為三至四年。年息率按一般市場年息率而定，範圍由5.29%至10.79%（二零零七年：4.91%至10.79%）。所有租賃均以固定還款為基準。

It is the Group's policy to lease certain of its property, plant and equipment under finance leases. The finance leases are negotiated for a lease term from 3 to 4 years. Interest rates are negotiated at the prevailing market rates ranging from 5.29% to 10.79% per annum (2007: 4.91% to 10.79% per annum). All leases are on a fixed repayment basis.

於資產負債表結算日，集團的財務租賃責任的公平值是使用於資產負債表結算日之現行市場息率計算其租賃還款之現值，與相對之賬面值相約。

The fair value of the finance lease obligations of the Group as at the balance sheet date, determined based on the present value of the estimated future cash flows discounted using the prevailing market rate as at the balance sheet date, approximate to the corresponding carrying amount.

32. 銀行貸款、商業信貸及透支

32. BANK LOANS AND IMPORT LOANS AND BANK OVERDRAFTS

		本集團 THE GROUP 2008 千港元 HK$'000	本集團 THE GROUP 2007 千港元 HK$'000	本公司 THE COMPANY 2008 千港元 HK$'000	本公司 THE COMPANY 2007 千港元 HK$'000
一年內償還之銀行貸款（附註33）	Current portion of bank loans (note 33)	**923,045**	1,292,927	**409,667**	460,628
短期銀行貸款及商業信貸	Short term bank loans and import loan	**388,064**	131,396	**–**	–
		1,311,109	1,424,323	**409,667**	460,628
銀行透支	Bank overdrafts	**6,894**	12,888	**–**	–
		1,318,003	1,437,211	**409,667**	460,628
有抵押	Secured	**–**	1,444	**–**	794
無抵押	Unsecured	**1,318,003**	1,435,767	**409,667**	459,834
		1,318,003	1,437,211	**409,667**	460,628

集團之銀行貸款、商業信貸及透支以浮動利率收取利息。年內之實質年利率範圍由1.43%至8.99%（二零零七年：3.73%至7.25%）。

The bank loans, import loans and bank overdrafts of the Group and the Company are arranged at floating rates. The effective interest rate during the year ranged from 1.43% to 8.99% (2007: 3.73% to 7.25%) per annum.

在銀行貸款、商業信貸及透支內，以公司之功能貨幣以外之外幣為單位列值之借款中包括。

Included in bank loans and import loans and bank overdraft are the following amounts denominated in currencies other than the functional currency of the entity to which they relate.

		本集團 THE GROUP 2008 千港元 HK$'000	本集團 THE GROUP 2007 千港元 HK$'000	本公司 THE COMPANY 2008 千港元 HK$'000	本公司 THE COMPANY 2007 千港元 HK$'000
美元	United States dollars	**88,393**	133,617	**–**	–
英鎊	Sterling pounds	**30,447**	75,358	**–**	–

33. 借款 33. BORROWINGS

		本集團 THE GROUP 2008 千港元 HK$'000	本集團 THE GROUP 2007 千港元 HK$'000	本公司 THE COMPANY 2008 千港元 HK$'000	本公司 THE COMPANY 2007 千港元 HK$'000
銀行貸款	Bank loans				
－無抵押	– Unsecured	**2,140,985**	2,461,225	**993,667**	1,138,501
－有抵押(附註)	– Secured (Note)	**–**	4,950	**–**	4,300
		2,140,985	2,466,175	**993,667**	1,142,801
財務租賃責任(附註31)	Obligations under finance leases (note 31)	**25**	1,701	**–**	–
		2,141,010	2,467,876	**993,667**	1,142,801
減：於一年內須償還款項	Less: Amount due within one year				
－銀行貸款(附註32)	– bank loans (note 32)	**(923,045)**	(1,292,927)	**(409,667)**	(460,628)
－財務租賃責任(附註31)	– obligations under finance leases (note 31)	**(11)**	(1,675)	**–**	–
		1,217,954	1,173,274	**584,000**	682,173
貸款及定息及浮息票據須於下列年期內償還：	The bank loans are repayable within a period of:				
一年內	Within 1 year	**923,045**	1,292,927	**409,667**	460,628
超過一年但不逾兩年	Between 1 – 2 years	**464,476**	937,224	**367,333**	460,508
超過兩年但不逾五年	Between 2 – 5 years	**753,464**	236,024	**216,667**	221,665
超過五年	Over 5 years	**–**	–	**–**	–
		2,140,985	2,466,175	**993,667**	1,142,801
減：列於流動負債於一年內須償還款項(附註32)	Less: Amount due within one year shown under current liabilities (note 32)	**(923,045)**	(1,292,927)	**(409,667)**	(460,628)
		1,217,940	1,173,248	**584,000**	682,173

在銀行借款內，以公司之功能貨幣以外之外幣為單位列值之借款中包括。

Included in borrowings are the following amounts denominated in currencies other than the functional currency of the entity to which they relate.

		本集團 THE GROUP 2008 千港元 HK$'000	本集團 THE GROUP 2007 千港元 HK$'000	本公司 THE COMPANY 2008 千港元 HK$'000	本公司 THE COMPANY 2007 千港元 HK$'000
美元	United States dollars	**140,124**	78,000	**–**	–
英鎊	Sterling pounds	**9,432**	16,848	**–**	–
歐元	Euro dollars	**21,943**	–	**–**	–

借款為浮息借款。集團之借款的有效年利率之範圍(與已簽訂之利率相等)為2.13%至7.75%(二零零七年：3.45%至7.25%)。

Borrowings are arranged at floating rates. The ranges of effective interest rates (which are also equal to contracted interest rates) on the Group's borrowings from 2.13% to 7.75% (2007: 3.45% to 7.25%) per annum.

附註： 於二零零八年三月三十一日，並無投資物業或租賃房產被用作向銀行作樓宇貸款之抵押。於二零零七年三月三十一日，銀行貸款以投資物業及租賃房產總賬面值分別為20,000,000港元及10,209,000港元向銀行作樓宇貸款之抵押。

Note: As at 31 March 2008, no bank loans were secured by investment properties or leasehold building. As at 31 March 2007, the bank loans were secured by investment properties and leasehold building with an aggregate carrying value of HK$20,000,000 and HK$10,209,000 respectively in favour of banks for the mortgage loan facilities granted.

34. 遞延稅項

34. DEFERRED TAXATION

		本集團 THE GROUP 2008 千港元 HK$'000	2007 千港元 HK$'000
年初結存	Balance at beginning of the year	**(3,797)**	4,254
貨幣調整	Currency realignment	**(454)**	(100)
是年度變動（附註12）	Movement for the year (note 12)	**(12,557)**	(7,951)
年終結存	Balance at end of the year	**(16,808)**	(3,797)

集團及公司所確認之主要遞延稅項負債及資產如下：

The following is the major deferred tax liabilities and assets recognised by the Group and the Company:

集團

THE GROUP

		投資物業 Investment properties 千港元 HK$'000	高於有關折舊之折舊免稅額 Accelerated tax depreciation 千港元 HK$'000	稅項虧損 Tax losses 千港元 HK$'000	合計 Total 千港元 HK$'000
於二零零六年四月一日	At 1 April 2006	(5,329)	(10,895)	20,478	4,254
貨幣調整	Currency realignment	7	550	(657)	(100)
於是年度損益表（扣除）計入	(Charge) credit to income statement for the year	(4,601)	(5,607)	2,257	(7,951)
於二零零七年三月三十一日	At 31 March 2007	(9,923)	(15,952)	22,078	(3,797)
貨幣調整	Currency realignment	–	(501)	47	(454)
於是年度損益表（扣除）計入	(Charge) credit to income statement for the year	(817)	9,092	(20,832)	(12,557)
於二零零八年三月三十一日	At 31 March 2008	(10,740)	(7,361)	1,293	(16,808)

資產負債表中列賬之若干遞延稅項資產及負債互相抵銷。以下為遞延稅結存之分析：

For the purposes of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred taxation balances for financial reporting purposes:

		2008 千港元 HK$'000	2007 千港元 HK$'000
遞延稅項資產	Deferred taxation assets	**–**	12,391
遞延稅項負債	Deferred taxation liabilities	**(16,808)**	(16,188)
		(16,808)	(3,797)

於二零零八年三月三十一日，集團存有481,601,000港元(二零零七年：529,357,000港元)之未使用稅項虧損可予抵消未來之溢利。就該等虧損而確認之遞延稅項資產為7,388,000港元(二零零七年：126,160,000港元)。由於未來的溢利無法預測，餘下之稅項虧損並無作出遞延稅項資產確認。所有稅項虧損均可無限期攜存。

At 31 March 2008, the Group has unused tax losses of HK$481,601,000 (2007: HK$529,357,000) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$7,388,000 (2007: HK$126,160,000) of such losses according to the Group's budgeted assessable profit. No deferred tax asset has been recognised in respect of the remaining tax losses due to the unpredictability of future profits streams. All tax losses may be carried forward indefinitely.

集團有可扣減暫時差額39,284,000港元(二零零七年：11,398,000港元)。集團預期沒有應課稅溢利可應用該等可扣減暫時差額，因此沒就該等差額確認遞延稅項資產。

The Group also has deductible temporary difference of HK$39,284,000 (2007: HK$11,398,000). No deferred tax assets has been recognised in respect of such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

34. 遞延稅項(續) 34. DEFERRED TAXATION (continued)

本公司 THE COMPANY

		高於有關折舊之折舊免稅額 Accelerated tax depreciation 千港元 HK$'000	稅項虧損 Tax losses 千港元 HK$'000	其他 Others 千港元 HK$'000	合計 Total 千港元 HK$'000
於二零零六年四月一日	At 1 April 2006	(3,113)	4,247	(1,134)	–
於是年度損益表(扣除)計入	(Charge) credit to income statement for the year	(25)	(197)	222	–
於二零零七年三月三十一日	At 31 March 2007	(3,138)	4,050	(912)	–
於是年度損益表計入(扣除)	Credit (charge) to income statement for the year	1,845	(2,757)	912	–
於二零零八年三月三十一日	At 31 March 2008	(1,293)	1,293	–	–

於二零零八年三月三十一日,公司存有7,388,000港元(二零零七年:130,236,000港元)之未使用稅項虧損可予抵消未來之溢利。就該等虧損而確認之遞延稅項資產為7,388,000港元(二零零七年:23,143,000港元)。由於未來的溢利無法預測,餘下之稅項虧損並無作出遞延稅項資產確認。所有稅項虧損均可無限期承存。

At 31 March 2008, the Company has unused tax losses of HK$7,388,000 (2007: HK$130,236,000) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$7,388,000 (2007: HK$23,143,000) of such losses. No deferred tax asset has been recognised in respect of the remaining tax losses due to the unpredictability of future profit streams. All tax losses may be carried forward indefinitely.

35. 股本 35. SHARE CAPITAL

		股份數目 Number of shares	千港元 HK$'000
普通股每股面值0.50港元:	Ordinary shares of HK$0.50 each:		
法定股本:	Authorised:		
於二零零六年四月一日、二零零七年三月三十一日及二零零八年三月三十一日結存	Balance at 1 April 2006, 31 March 2007 and 31 March 2008	800,000,000	400,000
已發行及繳足:	Issued and fully paid:		
於二零零六年四月一日、二零零七年三月三十一日及二零零八年三月三十一日結存	Balance at 1 April 2006, 31 March 2007 and 31 March 2008	549,285,000	274,643

36. 購股權

(i) 本公司購股權計劃

根據於二零零二年九月十二日通過之一項普通決議案，本公司於當日採納一項購股權計劃(「舊購股權計劃」)。舊購股權計劃於生效當日起計五年內被確認及有效。於二零零七年九月七日，一項普通決議案獲通過終止舊購股權計劃並採納新的購股權計劃(「新購股權計劃」)。舊購股權計劃及新購股權計劃之目的是促使本公司能授予合適的僱員及董事購股權，以獎勵其對公司之貢獻。

按舊購股權計劃授出及於二零零八年三月三十一日尚未行使之購股權可認購之股份共11,020,000股，為本公司於二零零八年三月三十一日股份之2%。

依據新購股權計劃，授權本公司之董事，於新購股權計劃生效後之十年內任何時間，可授予本公司及其任何附屬公司之任何董事及僱員認購本公司股份之特權，其作價並不可低於授予購股權前五個交易日之平均收市價格、授予當日本公司股票收市價或其票面值(以價高者為準)。除另行取消或修訂，新購股權計劃於生效當日起計十年內被確認及有效。按新購股權計劃所授予之股票總數不可超過公司已發行股本之10%。於授予日前之任何十二個月內所授予任何個別人仕之購股權而產生的股票數目不得超過已發行股份之1%。

按新購股權計劃而授予的購股權必須於授予購股權之指定時期內接受，並支付1港元之代價。授予之購股權可於授予之購股權指定日期內行使。本年度新購股權計劃並沒有授出購股權。

36. SHARE OPTIONS

(i) The Company's share option schemes

Pursuant to an ordinary resolution of the Company passed on 12 September 2002, the Company adopted a share option scheme (the "Old Option Scheme") on that date. The Old Option Scheme was initially valid and effective for a period of five years from the date of adoption. On 7 September 2007, an ordinary resolution was passed to terminate the Old Option Scheme and adopt a new share option scheme (the "New Option Scheme"). The purposes of the Old Option Scheme and the New Option Scheme are to enable the Company to grant options to eligible employees and directors as incentives and rewards for their contributions to the Company.

The number of shares in respect of which options had been granted and outstanding as at 31 March 2008 under the Old Option Scheme was 11,020,000 representing 2% of the shares of the Company on 31 March 2008.

According to the New Option Scheme, the directors of the Company are authorised, at any time within ten years after the adoption of the New Option Scheme, to grant options to any directors or employees of the Company or any of its subsidiaries to subscribe for the Company's shares at a price not less than the average of the closing prices of the Company's shares on the five trading days immediately preceding the offer date of the options, the closing price of the Company's shares on the offer date or the nominal value of the Company's shares, whichever is higher. Unless otherwise cancelled or amended, the New Option Scheme will be valid and effective for a period of ten years from the date of adoption. The maximum number of shares in respect of which options may be granted under the New Option Scheme cannot exceed 10% of the issued share capital of the Company. The number of shares in respect of which options may be granted to any individual in any twelve-month period up to the offer date is not permitted to exceed 1% of the number of shares in issue.

Option granted under the New Option Scheme must be taken up within the period as specified in the offer of options and upon payment of HK$1 as the consideration for the options granted. Options granted are exercisable within the period as specified in the offer of options. No option was granted under the New Option Scheme during the year.

36. 購股權(續)

(i) 本公司購股權計劃(續)

於截至二零零七年三月三十一日及二零零八年三月三十一日年度內及於二零零七年三月三十一日及二零零八年三月三十一日在舊購股權計劃下尚未行使購股權載列如下：

36. SHARE OPTIONS (continued)

(i) The Company's share option schemes (continued)

The share options outstanding under the Old Option Scheme during the year ended 31 March 2007 and 2008 and as at 31 March 2007 and 2008 are as follows:

授予日期 Date of grant	可行使期間 Exercisable period	行使價 Exercise price 港元 HK$	於二零零六年四月一日尚未行使 Outstanding at 1.4.2006	於截至二零零七年三月三十一日止年度註銷 Cancelled during the year ended 31.3.2007	於二零零七年三月三十一日尚未行使 Outstanding at 31.3.2007	於截至二零零八年三月三十一日止年度期滿／註銷 Lapsed/cancelled during the year ended 31.3.2008	於二零零八年三月三十一日尚未行使 Outstanding at 31.3.2008
董事： Directors:							
18.10.2002	18.4.2003 – 17.10.2007	1.17	2,350,000	–	2,350,000	(2,350,000)	–
2.10.2003	2.10.2003 – 1.10.2008	1.84	8,500,000	–	8,500,000	–	8,500,000
			10,850,000	–	10,850,000	(2,350,000)	8,500,000
僱員： Employees:							
18.10.2002	18.4.2003 – 17.10.2007	1.17	1,100,000	(30,000)	1,070,000	(1,070,000)	–
2.10.2003	2.10.2003 – 1.10.2008	1.84	2,885,000	(265,000)	2,620,000	(100,000)	2,520,000
			3,985,000	(295,000)	3,690,000	(1,170,000)	2,520,000

(ii) GP工業購股權計劃

GP工業有一項根據於一九九九年十一月十九日通過之決議案而採納之購股權計劃(「GP工業購股權計劃」)，使GP工業可授予合適僱員及董事購股權，以獎勵其對GP工業之貢獻。

依照GP工業購股權計劃，授權GP工業之董事，於GP工業購股權計劃生效後之十年內任何時間，可授予GP工業及其任何附屬公司之任何董事及僱員認購GP工業股份之特權，其作價為授予購股權日期前三個交易日平均收市價再減去折讓或其票面值，折讓不得超過20%，以價高者為準。除非另行取消或修訂，GP工業購股權計劃於生效當日起計十年內被確認及有效。此計劃所授予之股票總數不可超過其授予日之前已發行股本之15%。藉此計劃於任何時間所授予任何個別人仕之購股權而產生的股票數目不得超過透過GP工業購股權計劃已發行及可發行股份之20%。

(ii) GP Ind's share option scheme

GP Ind's has a share option scheme (the "GP Ind Option Scheme"), which was adopted pursuant to a resolution passed on 19 November 1999. The purpose of the GP Ind Option Scheme is to enable GP Ind to grant options to eligible employees and directors as incentives and rewards for their contributions to GP Ind.

According to the GP Ind Option Scheme, the directors of GP Ind are authorised, at any time within ten years after the adoption of GP Ind Option Scheme, to grant options to any directors or employees of GP Ind or any of its subsidiaries to subscribe for GP Ind's shares at a price not more than 20% discount of the average of the closing prices of GP Ind's shares on the three trading days immediately preceding the offer date of the options or the nominal value of the GP Ind's shares, whichever is higher. Unless otherwise cancelled or amended, GP Ind Option Scheme will be valid and effective for a period of ten years from the date of adoption. The maximum number of shares in respect of which options may be granted under the GP Ind Option Scheme cannot exceed 15% of the nominal amount of the issued share capital of GP Ind on the day preceding the offer date. The number of shares in respect of which options may be granted to any individual at any time is not permitted to exceed 20% of the aggregate number of shares for the time being issued and issuable under the GP Ind Option Scheme.

36. 購股權(續)

(ii) GP工業購股權計劃(續)

於二零零八年三月三十一日，按GP工業購股權計劃授出而尚未行使之購股權可認購之股份為11,543,000股，此代表GP工業於二零零八年三月三十一日股份之2%。授予的股權必須於授予購股權之指定時期內接受，並支付1坡元之代價。授予之購股權可於這等購股權授予日期之首個週年日或第二個週年日起行使，及分別於第五個週年日或第十個週年日辦公時間止屆滿。

於截至二零零七年三月三十一日及二零零八年三月三十一日年度內及於二零零七年三月三十一日及二零零八年三月三十一日在GP工業購股權計劃下尚未行使購股權載列如下：

36. SHARE OPTIONS *(continued)*

(ii) GP Ind's share option scheme *(continued)*

The number of shares in respect of which options had been granted and outstanding on 31 March 2008 under the GP Ind Option Scheme was 11,543,000, representing 2% of the shares of GP Ind on 31 March 2008. Option granted must be taken up within the period as specified in the offer of options, and upon payment of S$1 as the consideration for the options granted. Options granted are exercisable after the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary or the tenth anniversary thereof respectively.

The share options outstanding under the GP Ind Option Scheme during the year ended 31 March 2007 and 2008 and as at 31 March 2007 and 2008 are as follows:

授予日期 Date of grant	可行使期間 Exercisable period	行使價 Exercise price 坡元 S$	於二零零六年四月一日尚未行使 Outstanding at 1.4.2006	於截至二零零七年三月三十一日止年內行使 Exercised during the year ended 31.3.2007	於截至於二零零七年三月三十一日止年內註銷 Cancelled during the year ended 31.3.2007	於二零零七年三月三十一日尚未行使 Outstanding at 31.3.2007	於截至二零零八年三月三十一日止年內行使 Exercised during the year ended 31.3.2008	於截至二零零八年三月三十一日止年內註銷 Cancelled during the year ended 31.3.2008	於二零零八年三月三十一日尚未行使 Outstanding at 31.3.2008
本公司董事： Directors of the Company:									
14.4.2000	14.4.2002 – 13.4.2010	0.456	520,000	(110,000)	–	410,000	–	–	410,000
4.4.2001	4.4.2003 – 3.4.2011	0.620	1,020,000	(220,000)	–	800,000	–	–	800,000
14.8.2002	14.8.2003 – 13.8.2012	0.550	654,000	(140,000)	–	514,000	–	–	514,000
15.9.2003	15.9.2004 – 14.9.2013	0.880	1,004,000	–	–	1,004,000	–	–	1,004,000
5.7.2004	5.7.2005 – 4.7.2014	1.030	1,290,000	–	–	1,290,000	–	–	1,290,000
			4,488,000	(470,000)	–	4,018,000	–	–	4,018,000
GP工業董事： Directors of GP Ind:									
4.4.2001	4.4.2003 – 3.4.2011	0.620	64,000	–	–	64,000	–	–	64,000
14.8.2002	14.8.2003 – 13.8.2012	0.550	41,000	–	–	41,000	–	–	41,000
15.9.2003	15.9.2004 – 14.9.2013	0.880	335,000	–	–	335,000	–	–	335,000
5.7.2004	5.7.2005 – 4.7.2014	1.030	385,000	–	–	385,000	–	–	385,000
			825,000	–	–	825,000	–	–	825,000

36. 購股權*(續)*

(ii) GP工業購股權計劃*(續)*

36. SHARE OPTIONS *(continued)*

(ii) GP Ind's share option scheme *(continued)*

授予日期 Date of grant	可行使期間 Exercisable period	行使價 Exercise price 坡元 S$	於二零零六年四月一日尚未行使 Outstanding at 1.4.2006	於截至二零零七年三月三十一日止年內行使 Exercised during the year ended 31.3.2007	於截至於二零零七年三月三十一日止年內註銷 Cancelled during the year ended 31.3.2007	於二零零七年三月三十一日尚未行使 Outstanding at 31.3.2007	於截至二零零八年三月三十一日止年內行使 Exercised during the year ended 31.3.2008	於截至二零零八年三月三十一日止年內註銷 Cancelled during the year ended 31.3.2008	於二零零八年三月三十一日尚未行使 Outstanding at 31.3.2008
GP工業非執行董事： Non-executive directors of GP Ind:									
4.4.2001	4.4.2003 – 3.4.2006	0.620	140,000	(140,000)	–	–	–	–	–
14.8.2002	14.8.2003 – 13.8.2007	0.550	154,000	–	–	154,000	(154,000)	–	–
15.9.2003	15.9.2004 – 14.9.2008	0.880	240,000	–	–	240,000	–	–	240,000
5.7.2004	5.7.2005 – 4.7.2014	1.030	270,000	–	–	270,000	–	–	270,000
			804,000	(140,000)	–	664,000	(154,000)	–	510,000
僱員： Employees:									
14.4.2000	14.4.2002 – 13.4.2010	0.456	337,000	–	(20,000)	317,000	–	(10,000)	307,000
4.4.2001	4.4.2003 – 3.4.2011	0.620	1,202,000	–	(40,000)	1,162,000	–	(174,000)	988,000
14.8.2002	14.8.2003 – 13.8.2012	0.550	517,000	–	(26,000)	491,000	–	(18,000)	473,000
15.9.2003	15.9.2004 – 14.9.2013	0.880	2,417,000	–	(150,000)	2,267,000	–	(253,000)	2,014,000
5.7.2004	5.7.2005 – 4.7.2014	1.030	2,905,000	–	(155,000)	2,750,000	–	(342,000)	2,408,000
			7,378,000	–	(391,000)	6,987,000	–	(797,000)	6,190,000

GP工業股份之市價於購股權行使之日，即二零零七年八月八日，為每股0.55坡元。GP工業股份於購股權行使前一日之收市價為每股0.55坡元。於二零零六年四月三日至二零零六年四月十八日行使購股權期間，GP工業股份之市價範圍由為每股0.710坡元至0.725坡元。截至二零零七年三月三十一日止年內購股權獲行使前一日GP工業股份收市價之加權平均數為0.712坡元。

The market price of GP Ind's share on the date of which options were exercised on 8 August 2007 was S$0.55 per share. The closing price of GP Ind's shares immediately before the date on which the options were exercised was S$0.55 per share. The market prices of GP Ind's shares on the dates of which options were exercised for the period from 3 April 2006 to 18 April 2006 were ranged from S$0.710 to S$0.725 per share. The weighted average closing price of GP Ind's shares immediately before the dates on which the options were exercised during the year ended 31 March 2007 was S$0.712.

36. 購股權(續)

(iii) CIH Limited購股權計劃

本公司附屬公司CIH Limited(「CIHL」)有一項於一九九九年六月採納之購股權計劃(「CIHL購股權計劃」)。依照CIHL購股權計劃，授權CIHL董事於CIHL購股權計劃生效後之十年內任何時間，可授予CIHL及其任何附屬公司之任何董事及僱員認購CIHL股份之特權，其作價為授予購股權日期前三個交易日平均收市價再減去折讓或其票面值，折讓不得超過20%，以價高者為準。除非另行取消或修訂，CIHL購股權計劃於生效日期後十年內被確認及有效，此計劃所授予之股票總數不可超過授予日之前CIHL已發行股本之15%。

授予的購股權必須於授予購股權之指定時期內接受，並支付1坡元之代價。授予之購股權可於該等購股權授予日期之首個週年日或第二個週年日起行使，及分別於第五個週年日或第十個週年日辦公時間止屆滿。

CIHL購股權計劃於截至二零零七年三月三十一日止年度CIHL被私有化時被終止，尚未行使之購股權被註銷。

於截至二零零七年三月三十一日年度內及於二零零七年三月三十一日在CIHL購股權計劃下未行使購股權載列如下：

36. SHARE OPTIONS *(continued)*

(iii) CIH Limited's share option scheme

CIH Limited ("CIHL"), a subsidiary of the Company, has a share option scheme adopted in June 1999 ("CIHL Option Scheme"). According to the CIHL Option Scheme, the directors of CIHL is authorised, at any time within ten years after the adoption of CIHL Option Scheme, to grant options to any directors or employees of CIHL or any of its subsidiaries to subscribe for CIHL's shares at a price not more than 20% discount of the average of the closing prices of CIHL's shares on the three trading days immediately proceeding the offer date of the options or nominal value of the CIHL's shares, whichever is higher. Unless otherwise cancelled or amended, CIHL Option Scheme will be valid and effective for a period of ten years from the date of adoption. The maximum number of shares in respect of which options may be granted under the CIHL Option Scheme cannot exceed 15% of the nominal amount of the issued share capital of CIHL on the day preceding the offer date.

Option granted must be taken up within the period as specified in the offer of options, and upon payment of S$1 as the consideration for the options granted. Options granted are exercisable after the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary or the tenth anniversary thereof respectively.

The CIHL Option Scheme was terminated upon the privatisation of CIHL during the year ended 31 March 2007 and the outstanding options were cancelled.

The share options outstanding under the CIHL Option Scheme during the year ended 31 March 2007 and as at 31 March 2007 are as follows:

授予日期 Date of grant	可行使期間 Exercisable period	行使價 Exercise price 坡元 S$	於二零零六年四月一日尚未行使 Outstanding at 1.4.2006	於截至二零零七年三月三十一日止年內註銷 Cancelled during the year ended 31.3.2007	於二零零七年三月三十一日尚未行使 Outstanding at 31.3.2007
本公司董事 Directors of the Company					
25.5.2000	25.5.2002-24.5.2010	2.025	360,000	(360,000)	–
CIHL董事 Directors of CIHL					
25.5.2000	25.5.2002-24.5.2010	2.025	30,000	(30,000)	–
本集團僱員 Employees of the Group					
25.5.2000	25.5.2002-24.5.2010	1.9125	109,000	(109,000)	–
25.5.2000	25.5.2002-24.5.2010	2.025	5,000	(5,000)	–
			114,000	(114,000)	–

37. 儲備

集團

資本儲備為於中國附屬公司之被資本化溢利，該等被資本化溢利待取得有關中國法定機構同意後可進行分配。

法定盈餘包括集團所佔於中國之附屬公司之法定盈餘儲備。於截至二零零七年三月三十一日止年度內，共有1,487,000港元(二零零八年：零港元)法定盈餘因抵銷中國附屬公司累積虧損而減少。

公司

37. RESERVES

THE GROUP

Capital reserve represents the capitalisation of profits of subsidiaries established in the PRC that were available for appropriation after the approval from the relevant PRC authorities.

Legal surplus comprises the Group's share of statutory reserves of the subsidiaries in the PRC. For the year ended 31 March 2007, a total amount of HK$1,487,000 (2008: nil) was reduced to set off accumulated losses of PRC subsidiaries.

THE COMPANY

		股本溢價 Share premium 千港元 HK$'000	物業重估儲備 Property revaluation reserve 千港元 HK$'000	股本贖回儲備 Capital redemption reserve 千港元 HK$'000	股息儲備 Dividend reserve 千港元 HK$'000	保留溢利 Retained profits 千港元 HK$'000	合計 Total 千港元 HK$'000
於二零零六年四月一日	At 1 April 2006	463,935	11,242	35,358	16,479	221,638	748,652
全年溢利	Profit for the year	–	–	–	–	128,795	128,795
已派發股息	Dividend paid						
一二零零六年末期股息	– 2006 final dividend	–	–	–	(16,479)	–	(16,479)
一二零零七年中期股息	– 2007 interim dividend	–	–	–	–	(16,479)	(16,479)
建議股息	Dividend proposed						
一二零零七年末期股息	– 2007 final dividend	–	–	–	16,479	(16,479)	–
二零零七年三月三十一日	At 31 March 2007	463,935	11,242	35,358	16,479	317,475	844,489
全年溢利	Profit for the year	–	–	–	–	46,647	46,647
因出售投資物業轉移	Transfer on disposal of investment properties	–	(11,242)	–	–	11,242	–
已派發股息	Dividend paid						
一二零零七年末期股息	– 2007 final dividend	–	–	–	(16,479)	–	(16,479)
一二零零八年中期股息	– 2008 interim dividend	–	–	–	–	(16,479)	(16,479)
建議股息	Dividend proposed						
一二零零八年末期股息	– 2008 final dividend	–	–	–	10,986	(10,986)	–
於二零零八年三月三十一日	At 31 March 2008	463,935	–	35,358	10,986	347,899	858,178

38. 退休福利計劃

本公司及集團部份附屬公司為香港所有合資格員工設有金山工業集團公積金計劃，此計劃為一項介定供款之公積金福利計劃。僱主根據此計劃信託契約之介定，按僱員之薪酬、服務年資作出供款，每月供款比率介乎5%至10%。同時，集團亦根據香港強制性公積金法例設立了一項強制性公積金計劃(「強積金計劃」)。按強制性公積金計劃管理局之條款規定，所有新僱員均有權選擇參予金山工業集團公積金計劃或強積金計劃。

此外，本公司部份海外附屬公司參與由當地有關當局成立之中央公積金計劃。

有關金山工業集團公積金計劃，僱主引用因僱員終止合約而未能領取之僱主供款以減低其將來之供款水平。於是年度，僱主所用此等款項數目約為684,000港元(二零零七年：483,000港元)。於二零零七年三月三十一日，可供減低僱主將來供款水平之被取消權利供款為52,000港元(二零零八年：零港元)。

集團同時參與集團於中國各地營運之有關市政府之僱員養老保險計劃。集團每月就每月員工薪酬之若干百份比作出供款，而有關市政府承擔集團現時及將來退休員工之退休福利責任。除上述供款外，集團並無就員工之養老金供款及退休後福利存在任何責任。

於截至二零零八年三月三十一日止年度，集團支付約9,192,000港元(二零零七年：7,858,000港元)之退休福利供款。

38. RETIREMENT BENEFIT SCHEMES

The Company and certain of its subsidiaries participate the Gold Peak Group Provident Fund Scheme, a defined contribution retirement benefit scheme, for all qualified employees in Hong Kong. The scheme is funded by contributions from employers according to the employees' remuneration and length of service as defined under the trust deed. The monthly contribution rates of this scheme ranged from 5% to 10%. At the same time, the Group also participated in a mandatory provident fund ("MPF") scheme registered under the Hong Kong Mandatory Provident Fund Ordinance. All new employees have the option to join the Gold Peak Provident Fund Scheme or the MPF scheme with terms as stipulated by the MPF Authority.

In addition, certain subsidiaries of the Company outside Hong Kong participate in central provident fund schemes established by the relevant authority in their respective countries.

For the Gold Peak Group Provident Fund Scheme, the unvested benefits of employees who terminate employment are utilised by the employers to reduce their future level of contributions. The amounts of unvested benefits so utilised by the employers during the year were approximately HK$684,000 (2007: HK$483,000). As at 31 March 2007, the forfeited contributions which were available to reduce the level of employers' future contributions amounting to HK$52,000 (2008: nil).

The Group also participates in the employees' pension schemes of the respective municipal government in various places in the PRC where the Group operates. The Group makes monthly contributions calculated as a percentage of the monthly payroll costs and the respective municipal government undertakes to assume the retirement benefit obligations of all existing and future retirees of the Group. The Group has no other obligations for the payment of pension and other post-retirement benefits of employees other than the above contributions payments.

The Group contributed an aggregate amount of HK$9,192,000 (2007: HK$7,858,000) to the above retirement benefit schemes during the year ended 31 March 2008.

39. 出售一間附屬公司

於二零零六年九月七日，GP工業與一位獨立第三者簽訂合約出售其附屬公司惠州金山電裝有限公司(「惠州金山」)之權益，代價為55,920,000港元。惠州金山從事製造及銷售汽車配線。於截至二零零七年三月三十一日止年度之綜合損益表中被確認之出售虧損為2,833,000港元。

39. DISPOSAL OF A SUBSIDIARY

On 7 September 2006, GP Ind entered into an agreement with an independent third party to dispose of its interest in GP Auto Cable (Huizhou) Limited ("GPAC"), a subsidiary of GP Ind, at a consideration of HK$55,920,000. GPAC was engaged in the manufacture and sale of automotive wire harness and a loss on disposal of HK$2,833,000 was recognised in the consolidated income statement for the year ended 31 March 2007.

		2007 千港元 HK$'000
出售資產淨值：	Net assets disposed of	
物業、廠房及設備	Property, plant and equipment	25,516
存貨	Inventories	36,070
應收賬項及預付款項	Debtors and prepayments	16,042
銀行結餘及現金	Bank balances and cash	6,294
應付賬項及費用	Creditors and accrued charges	(18,664)
應付税項	Taxation payable	(365)
		64,893
法定盈餘	Legal surplus	170
少數股東權益	Minority interests	(6,310)
出售虧損	Loss on disposal	(2,833)
總代價	Total consideration	55,920
付款方式：	Satisfied by:	
現金	Cash	55,920
出售附屬公司所產生之現金及等值現金流入淨額：	Analysis of net inflow of cash and cash equivalents arising on disposal:	
已收取現金代價	Cash consideration received	55,920
出售之銀行結存及現金	Bank balances and cash disposed of	(6,294)
		49,626

於截至二零零七年三月三十一日止年度，惠州金山對集團之經營業務、投資活動及融資活動分別產生6,851,000港元之現金流入、4,206,000港元之現金外流及2,645,000港元之現金流入。惠州金山對集團截至二零零七年三月三十一日止年度溢利之貢獻為3,517,000港元。

For the year ended 31 March 2007, GPAC contributed the Group's cash inflow of HK$6,851,000, outflow of HK$4,206,000 and inflow of HK$2,645,000 to the Group's operating activities, investing activities and financing activities respectively. GPAC contributed to the Group's profit for the year ended 31 March 2007 of HK$3,517,000.

40. 購入附屬公司

於二零零七年九月，集團購入其持有49%權益之聯營公司力峰工業有限公司(「力峰」)其餘51%股本權益，現金代價為7,976,000港元。

40. ACQUISITION OF SUBSIDIARIES

In September 2007, the Group acquired the remaining 51% equity interests in its 49% owned associate, Maxson Industries Limited ("Maxson") at a cash consideration of HK$7,976,000.

		2008 千港元 HK$'000
購入淨資產之賬面值及公平值：	The carrying amounts and fair value of net asset acquired:	
物業、廠房及設備	Property, plant and equipment	7,570
可供出售投資	Available-for-sale investments	264
存貨	Inventories	3,164
應收帳項、應收票據及預付款項	Debtors, bills receivable and prepayments	9,888
銀行結存及現金	Bank balances and cash	447
應付賬項及費用	Creditors and accrued charges	(5,428)
銀行透支	Bank overdrafts	(2,212)
		13,693
購入附屬公司所產生之商譽	Goodwill arising from acquisition	1,132
		14,825
付款方式：	Satisfied by:	
現金支付	Cash paid	7,976
所佔聯營公司權益	Interest in associates	6,849
		14,825
購入一間附屬公司所產生之現金及等值現金外流淨額：	Analysis of net outflow of cash and cash equivalents arising on acquisition of a subsidiary:	
現金及等值現金購入	Cash and cash equivalents acquired	
銀行結存及現金	Bank balances and cash	447
銀行透支	Bank overdrafts	(2,212)
		(1,765)
現金支付	Cash paid	(7,976)
		(9,741)

力峰於香港註冊成立，主要從事控股投資及塑膠零部件貿易。購入力峰之商譽來自董事對力峰業務展望之正面評價及其現時於市場之業務網絡。

Maxson is incorporated in Hong Kong and is principally engaged in investment holding and trading of plastic components. The goodwill on acquisition of Maxson is arising from the directors' positive views on the future business prospects of Maxson's business development and its current business networks in the market.

於二零零六年十二月，集團以現金代價5,240,000坡元(相等26,242,000港元)購入Coudrey Investments Limited(「Coudrey」)之80%股本權益。

In December 2006, the Group acquired the 80% equity interests in Coudrey Investments Limited ("Coudrey") at a cash consideration of S$5,240,000 (equivalent to HK$26,242,000).

Coudrey於塞舌爾群島成立，主要從事電子產品開關之分銷。購入Coudrey之商譽來自董事對Coudrey業務展望之正面評價及其現時於市場之業務網絡。

Coudrey is incorporated in Seychelles and engaged in the business of distribution of switching key for electronic products. The goodwill on acquisition of Coudrey is arising from the directors' positive views on the future business prospects of Coudrey's business development and its current business networks in the market.

於截至二零零七年及二零零八年三月三十一日止年度購入之附屬公司對集團之現金流量或經營溢利並無重大貢獻(即使收購於年初完成)。

The subsidiaries acquired during the years ended 31 March 2008 and 31 March 2007 did not contribute significantly to the Group's cash flow or operating results for the year even the acquisition had been completed on first day of the year.

41. 重要非現金交易

於截至二零零七年三月三十一日止年度，GP工業將其於新加坡上市非全資附屬公司CIHL根據新加坡公司法第50章第210節以協議計劃方式私有化(「計劃」)。根據計劃，GP工業以每股0.63坡元(相等於約2.92港元)發行116,758,482股新股份收購36,878,901股CIHL股份。計劃於二零零六年九月二十八日完成。

41. MAJOR NON-CASH TRANSACTION

For the year ended 31 March 2007, GP Ind privatised CIHL, a non-wholly owned listed subsidiary in Singapore, by way of a scheme of arrangement under Section 210 of the Companies Act of Singapore, Chapter 50 of Singapore (the "Scheme"). Under the Scheme, GP Ind issued 116,758,482 new ordinary shares at S$0.63 each (equivalent to approximately HK$2.92) to acquire 36,878,901 shares in CIHL. The Scheme was completed on 28 September 2006.

42. 年末現金及等值現金

42. CASH AND CASH EQUIVALENTS AT END OF THE YEAR

		2008 千港元 HK$'000	2007 千港元 HK$'000
銀行結存、存款及現金	Bank balances, deposits and cash	312,191	488,456
銀行透支	Bank overdrafts	(6,894)	(12,888)
		305,297	475,568

43. 或然負債

43. CONTINGENT LIABILITIES

		本集團 THE GROUP		本公司 THE COMPANY	
		2008 千港元 HK$'000	2007 千港元 HK$'000	2008 千港元 HK$'000	2007 千港元 HK$'000
銀行貸款擔保被使用：	Guarantees given to banks in respect of banking facilities utilised by:				
聯營公司	Associates	189,085	163,421	120,324	103,466

44. 承擔

44. COMMITMENTS

		集團 THE GROUP	
		2008 千港元 HK$'000	2007 千港元 HK$'000
已簽約但未在財務報表撥備關於購買物業、廠房及設備之資本承擔	Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the financial statements	1,350	369

45. 營業租賃承擔 / OPERATING LEASE COMMITMENTS

租用者

As lessee

於資產負債表結算日，集團就不可撤銷營業租賃有未完承諾，需支付之租金如下：

At the balance sheet date, the Group has outstanding commitments under non-cancellable operating leases which fall due as follows:

		2008			2007		
		土地及房產 Land and buildings 千港元 HK$'000	機械及設備 Machinery and equipment 千港元 HK$'000	其他 Others 千港元 HK$'000	土地及房產 Land and buildings 千港元 HK$'000	機械及設備 Machinery and equipment 千港元 HK$'000	其他 Others 千港元 HK$'000
一年內	Within one year	**23,029**	**625**	**3,578**	18,107	80	2,707
二至五年內（首尾兩年包括在內）	In the second to fifth years inclusive	**31,302**	**977**	**4,303**	27,883	306	4,603
超過五年	Over five years	**6,704**	**–**	**–**	8,582	–	–
		61,035	**1,602**	**7,881**	54,572	386	7,310

營業租賃租金代表集團應付租用辦公室及工廠之租金。租賃年期一般商議為一年至二十年。

Operating lease payments represent rentals payable by the Group for its office properties and factories. Leases are negotiated for terms from one to twenty years.

46. 關連人仕交易 / RELATED PARTY TRANSACTIONS

本集團與聯營公司進行以下重大交易：

The Group entered into the following significant transactions with its associates:

		2008 千港元 HK$'000	2007 千港元 HK$'000
購買自聯營公司	Purchases from associates	**34,828**	73,320
銷售予聯營公司	Sales to associates	**27,131**	33,136
自聯營公司之管理費收入	Management fee income received from associates	**11,826**	13,009
自聯營公司之利息收入	Interest income received from associates	**872**	167
自聯營公司之租金收入	Rental income from associates	**3,505**	3,226

於本年度，本公司自一間附屬公司購入物業及預付租賃款項，代價為173,000,000港元。

During the year, the Company acquired properties and prepaid lease payment from a subsidiary at a consideration of HK$173,000,000.

46. 關連人仕交易 *(續)*

於資產負債表日，本集團及本公司與聯營公司有以下往來賬列於應收賬項、應收票據、預付款項，及應付賬項及費用內：

46. RELATED PARTY TRANSACTIONS *(continued)*

As at the balance sheet date, the Group and the Company have the following balances with its associates under debtors, bills receivable and prepayments and creditors and accrued charges:

		本集團 THE GROUP		本公司 THE COMPANY	
		2008	2007	**2008**	2007
		千港元	千港元	**千港元**	千港元
		HK$'000	HK$'000	**HK$'000**	HK$'000
應收聯營公司貨款	Trade receivables due from associates	**4,285**	6,503	**–**	–
其他應收聯營公司款項	Other receivables due from associates	**91,479**	76,733	**25,709**	18,266
應付聯營公司貨款	Trade payables due to associates	**3,505**	10,925	**–**	–
其他應付聯營公司之款項	Other payables due to associates	**10,852**	8,221	**–**	–

主要管理層僅包括本公司董事，付予其薪酬詳列於附註11。

The key management personnel includes solely the directors of the Company and the compensation paid to them is disclosed in note 11.

47. 主要附屬公司

本公司於二零零七年及二零零八年三月三十一日之附屬公司詳情如下：

47. PRINCIPAL SUBSIDIARIES

Details of the Company's subsidiaries at 31 March 2007 and 2008 are as follows:

附屬公司名稱 Name of subsidiary	成立/註冊地方 Place of incorporation/ registration	發行/註冊股本值 Nominal value of issued share/ registered capital	主要業務 Principal activities
電子部 Electronics division			
Ashton Investments Pte Limited**	新加坡 Republic of Singapore	S$2	控股投資 Investment holding
寶頓實業有限公司** Bowden Industries Limited**	香港 Hong Kong	HK$476,000,000	控股投資、產製及銷售電器電線配件、電子控制器及有關產品 Investment holding, manufacturing and trading of electrical wiring accessories, electronics control devices and related products
CIH Limited**	新加坡 Republic of Singapore	S$38,776,898	控股投資 Investment holding
Famingo Pte Ltd. **	新加坡 Republic of Singapore	S$2	控股投資 Investment holding
GP Acoustics Limited **	英屬維爾京群島 British Virgin Islands	US$14,865,980	控股投資 Investment holding

附屬公司名稱 Name of subsidiary	成立／註冊地方 Place of incorporation/ registration	發行／註冊股本值 Nominal value of issued share/ registered capital	主要業務 Principal activities
電子部 ***Electronics division*** *(continued)*			
GP Acoustics (UK) Limited **	英國 United Kingdom	£18,000,000	控股投資及銷售揚聲器 Investment holding and trading of loudspeakers
GP Acoustics (HK) Limited **	香港 Hong Kong	HK$20,000,000	推廣及銷售音響產品 Marketing and trading of audio equipment
金山汽配工業有限公司** GP Auto Parts Limited **	香港 Hong Kong	HK$8,010,000	控股投資、推廣及銷售汽車配線 Investment holding, marketing and trading of automotive wire harness
金柏電子（中國）有限公司** GP Electronics (China) Limited **	香港 Hong Kong	HK$2	控股投資 Investment holding
惠州市金山電子有限公司** (92.50%)@ GP Electronics (Huizhou) Co Ltd. ** (92.50%) @	中國 People's Republic of China	HK$100,000,000	產製揚聲器及揚聲器零部件 Manufacturing of loudspeakers and speaker components
GP工業有限公司 (69.32%) *** GP Industries Limited (69.32%) ***	新加坡 Republic of Singapore	S$115,320,385	控股投資 Investment holding
金超霸照明科技（惠州）有限公司**^ GP Lighting Technology (Huizhou) Limited **^	中國 People's Republic of China	HK$50,000,000	產製及銷售照明產品及配件 Manufacturing and trading of lighting products and accessories
惠州金山精密部件有限公司**# (70%)@ GP Precision Parts (Huizhou) Ltd. **# (70%) @	中國 People's Republic of China	HK$8,572,991	產製塑膠及金屬部件 Manufacturing of plastic parts and metal parts
金柏電子國際有限公司** GPE International Limited **	香港 Hong Kong	HK$1,000,000	控股投資 Investment holding
GP Electronics (HK) Limited **	香港 Hong Kong	HK$34,000,000	推廣及銷售音響產品 Marketing and trading of audio products
惠州金山線束科技有限公司**(80%)@ Huizhou GP Wiring Technology Ltd. ** (80%) @	中國 People's Republic of China	US$1,500,000	產製汽車配線 Manufacturing of automotive wire harness
力峰工業有限公司**& Maxson Industries Limited **&	香港 Hong Kong	HK$2,750,000	控股投資及貿易 Investment holding and trading
Tarway Two Pty. Ltd.**	澳洲 Australia	A$96,840,002	控股投資 Investment holding

47. 主要附屬公司(續) 47. PRINCIPAL SUBSIDIARIES (continued)

附屬公司名稱 Name of subsidiary	成立/註冊地方 Place of incorporation/ registration	發行/註冊股本值 Nominal value of issued share/ registered capital	主要業務 Principal activities
科技及策略部 Technology and strategic division			
GP eBiz Limited	開曼群島 Cayman Islands	US$2	在香港控股投資 Investment holding in Hong Kong
金柏電子(集團)有限公司 GP Electronics (Holdings) Limited	開曼群島 Cayman Islands	HK$1,000,000	在香港控股投資 Investment holding in Hong Kong
金山科技有限公司 GP Technologies Limited	香港 Hong Kong	HK$4	控股投資 Investment holding
啟天有限公司* Grand Prix Limited *	香港 Hong Kong	HK$2	控股投資 Investment holding
國際之勁有限公司 International Resolute Company Limited	香港 Hong Kong	HK$10,000	物業投資 Property holding
KH Technology Corporation	開曼群島 Cayman Islands	US$10,000	持有商標 Holding of trademarks
Makinen Properties Limited	英屬維爾京群島 British Virgin Islands	US$1	控股投資 Investment holding
名人投資有限公司 Peak Power Investment Limited	香港 Hong Kong	HK$2	物業投資 Property holding
Triwish Limited *	英屬維爾京群島 British Virgin Islands	US$1	在香港物業投資 Property holding in Hong Kong
惠山投資有限公司 Whitehill Investment Limited	香港 Hong Kong	HK$1,000,000	控股投資 Investment holding

- * 公司之全資附屬公司直接或間接持有
- ** 由GP工業直接或間接持有
- *** 此附屬公司之股份於新加坡股票交易所上市。所持股份百份比從69.34%減至69.32%,已發行股本票面值由115,289,585坡元增至115,320,385坡元。
- @ 此等公司為中外合營公司
- ^ 此公司為於中國法例下註冊成立之全外資擁有企業
- # 已發行股本/註冊資本之票面值由6,237,561港元增至8,572,991港元
- & 於二零零七年度為一間持有33.98%權益之聯營公司,於年內轉為附屬公司

- * Directly or indirectly held by wholly-owned subsidiaries of the Company
- ** Directly or indirectly held by GP Ind
- *** Shares of this subsidiary are listed on the Singapore Stock Exchange. Percentage holding decreased from 69.34% to 69.32% and nominal value of issued capital increased from S$115,289,585 to S$115,320,385
- @ These companies are established as sino-foreign joint ventures registered under PRC law.
- ^ This company is established as wholly foreign owned enterprise registered under the PRC law.
- # Nominal value of issued shares/registered capital increased from HK$6,237,561 to HK$8,572,991
- & Being a 33.98% held associate in 2007 and became a subsidiary during the year

除於中國成立之公司外,本公司所持有以上公司所發行之股份均屬普通股份。

Except for the companies established in the PRC, the classes of shares held by the Company in the above companies are ordinary shares issued by these companies.

47. 主要附屬公司 *(續)*

除以括號顯示外，以上所有公司均為本公司之全資附屬公司或所屬部門之控股公司。括號所示之百份率乃公司或所屬部門控股公司所佔之權益。除非於「主要業務」中列明，所有附屬公司的業務主要在各自的成立／註冊地方。

上表載列本公司之附屬公司，董事認為該等公司主要影響本年度之業績或構成本集團資產淨值一個重要部份。董事認為載列其他附屬公司之詳情可能導致篇幅冗長。

除已披露外，在是年度任何時間或完結時，附屬公司並無任何債務證券。

47. PRINCIPAL SUBSIDIARIES *(continued)*

Except where indicated in brackets, the above companies are wholly-owned subsidiaries of the Company or the holding company of that division. The percentage in the brackets indicated the attributable interest of the Company or the holding company of that division. All subsidiaries operate principally in their respective places of incorporation/registration unless specified otherwise under the heading "Principal activities".

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or constituted a substantial portion of the assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Save as disclosed, none of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

48. 主要聯營公司

48. PRINCIPAL ASSOCIATES

聯營公司名稱 Name of associate	成立／註冊地方 Place of incorporation/ registration	集團應佔發行股本之百份率 Effective equity interest attributable to the Group	主要業務 Principal activities
金山電池國際有限公司 * GP Batteries International Limited *	新加坡 Republic of Singapore	34.07%	產製、發展及推廣電池及有關產品 Manufacture, development and marketing of batteries and related products
電子部 ***Electronics division***			
古河金山電裝(香港)有限公司 Furukawa GP Auto Parts (HK) Limited	香港 Hong Kong	13.87%	控股投資 Investment holding
領先工業有限公司(前稱為樂庭實業有限公司) ** Linkz Industries Limited ** (formerly known as "LTK Industries Limited")	香港 Hong Kong	32.74%	控股投資、產製電線及電線 Investment holding and manufacturing of electronic cables and wires
美隆工業股份有限公司 @ Meiloon Industrial Company Limited @	台灣 Taiwan	13.97%	開發、製造及銷售揚聲器及影音產品 Development, manufacturing and marketing of acoustics and audio-visual equipment
惠山工業有限公司 Shinwa Industries (H.K.) Limited	香港 Hong Kong	10.40%	控股投資、產製及銷售電子產品 Investment holding, manufacturing and trading of electronic products
SPG (香港) 有限公司 SPG Industry (H.K.) Limited	香港 Hong Kong	32.18%	控股投資及高精密度五金及塑膠部件貿易 Investment holding and trading of high precision metal and plastic parts
智富科技有限公司 Wisefull Technology Limited	香港 Hong Kong	20.80%	控股投資及金屬製品貿易 Investment holding and trading of metallic products
徐州格盧電子有限公司 ^ Xuzhou Gloria Electronics Co., Ltd. ^	中國 People's Republic of China	17.34%	產製汽車音響部件 Manufacturing of car audio parts

48. 主要聯營公司 (續)

48. PRINCIPAL ASSOCIATES (continued)

聯營公司名稱 Name of associate	成立／註冊地方 Place of incorporation/ registration	集團應佔發行股本之百份率 Effective equity interest attributable to the Group	主要業務 Principal activities
科技及策略部 ***Technology and strategic division***			
兆光科技有限公司 *** Lighthouse Technologies Limited ***	香港 Hong Kong	43.17%	發展及銷售LED顯示屏 Development and sale of LED display screens
安橋（中國）有限公司 Onkyo China Limited	香港 Hong Kong	33.33%	推廣及分銷音響產品 Marketing and distribution of audio equipment
徐州金寶磁性材料有限公司 ^ Xuzhou Jinbao Magnetic Material Co. Ltd. ^	中國 People's Republic of China	40.00%	產製及銷售揚聲器及摩托磁頭之磁石 Manufacturing and sale of magnets for the applications in the drive units of speakers and motors

* 此聯營公司股份於新加坡交易所上市實際股本權益由34.11%減至34.07%
** 實際股本權益由31.29%增至32.74%
*** 實際股本權益由43.94%減至43.17%
@ 年內購入
^ 年內售出

* Shares of this associate are listed on the Singapore Stock Exchange. Effective equity interest decreased from 34.11% to 34.07%.
** Effective equity interest increased from 31.29% to 32.74%.
*** Effective equity interest decreased from 43.94% to 43.17%.
@ Acquired during the year.
^ Disposed during the year.

除特別註明外，以上所有聯營公司由本公司間接持有。所有聯營公司之業務主要在各自之成立／註冊地方。除於中國成立之公司外，以上所有公司均註冊為有限責任公司。

All associates indicated above are indirectly held by the Company. All associates operate principally in their respective places of incorporation/registration. All of the above companies are limited liability companies.

上表載列本集團之聯營公司，董事認為該等公司主要影響本年度之業績或構成本集團資產淨值一個重要部份。董事認為載列其他聯營公司之詳情可能導致篇幅冗長。

The above table lists the associates of the Group which, in the opinion of the directors, the Group exercised significant influence and principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

FINANCIAL SUMMARY OF GP INDUSTRIES LIMITED
GP工業有限公司財務概要

綜合損益表
截至三月三十一日止年度

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Year ended 31 March

		2008 千坡元 S$'000	2008 千港元* HK$'000*	2007 千坡元 S$'000	2007 千港元* HK$'000*
營業額	Turnover	278,839	1,477,465	383,443	1,902,629
除稅前溢利	Profit before taxation	36,176	191,683	80,594	399,904
稅項	Taxation	(11,178)	(59,228)	(11,097)	(55,063)
除稅後溢利	Profit after taxation	24,998	132,455	69,497	344,841
少數股東權益	Minority interests	598	3,169	(538)	(2,669)
全年溢利	Profit for the year	25,596	135,624	68,959	342,172

綜合資產負債表
於三月三十一日

CONSOLIDATED BALANCE SHEET
At 31 March

		2008 千坡元 S$'000	2008 千港元* HK$'000*	2007 千坡元 S$'000	2007 千港元* HK$'000*
物業、廠房及設備	Property, plant and equipment	40,786	230,025	45,354	233,560
聯營公司權益	Interest in associates	292,604	1,650,228	291,275	1,499,979
非上市股本投資	Investment in unquoted equity shares	43,730	246,628	42,467	218,692
長期應收賬	Non-current receivable	65,899	371,657	64,111	330,152
其他投資	Other investments	20,641	116,411	15,494	79,790
有價證券	Marketable securities	–	–	19,140	98,565
遞延稅項資產	Deferred tax assets	–	–	2,406	12,390
無形資產	Intangible assets	5,697	32,130	10,660	54,896
流動資產	Current assets	296,860	1,674,231	368,522	1,897,778
總資產	Total assets	766,217	4,321,310	859,429	4,425,802
非流動負債	Non-current liabilities	113,361	639,333	96,467	496,776
流動負債	Current liabilities	238,931	1,347,523	282,801	1,456,340
總負債	Total liabilities	352,292	1,986,856	379,268	1,953,116
淨資產	Net assets	413,925	2,334,454	480,161	2,472,686
股東資金	Shareholders' funds	411,405	2,320,242	475,902	2,450,753
少數股東權益	Minority interests	2,520	14,212	4,259	21,933
		413,925	2,334,454	480,161	2,472,686
市值	**MARKET CAPITALISATION**	247,939	1,398,326	288,223	1,484,267

* 上列作比較用途之港元數額乃按有關年結日之兌換率換算。

* The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the exchange rates ruling as at the respective year end dates.

FINANCIAL SUMMARY OF GP BATTERIES INTERNATIONAL LIMITED
金山電池國際有限公司財務概要

綜合損益表 **CONSOLIDATED PROFIT AND LOSS ACCOUNT**

截至三月三十一日止年度 Year ended 31 March

		2008 千坡元 S$'000	2008 千港元* HK$'000*	2007 千坡元 S$'000	2007 千港元* HK$'000*
營業額	Turnover	**976,382**	**5,173,487**	819,722	4,067,428
除税前溢利	Profit before taxation	**1,243**	**6,586**	20,125	99,859
税項	Taxation	**(4,663)**	**(24,707)**	(4,483)	(22,244)
除税後溢利	Profit after taxation	**(3,420)**	**(18,121)**	15,642	77,615
少數股東權益	Minority interests	**(1,192)**	**(6,316)**	(3,523)	(17,481)
全年溢利	Profit for the year	**(4,612)**	**(24,437)**	12,119	60,134

綜合資產負債表 **CONSOLIDATED BALANCE SHEET**

於三月三十一日 At 31 March

		2008 千坡元 S$'000	2008 千港元* HK$'000*	2007 千坡元 S$'000	2007 千港元* HK$'000*
商譽	Goodwill on consolidation	**14,170**	**79,916**	14,170	72,971
投資物業	Investment properties	**1,239**	**6,988**	16,230	83,580
物業、廠房及設備	Property, plant and equipment	**263,128**	**1,483,989**	245,640	1,264,972
聯營公司權益	Interest in associates	**56,057**	**316,150**	51,983	267,697
可供出售投資	Available-for-sale investment	**7,788**	**43,923**	3,755	19,337
遞延税項資產	Deferred tax assets	**2,967**	**16,733**	2,369	12,200
無形資產	Intangible assets	**13,753**	**77,564**	17,966	92,520
非流動預付款項	Non-current deposits	**14,401**	**81,219**	–	–
流動資產	Current assets	**419,203**	**2,364,221**	498,284	2,566,012
總資產	Total assets	**792,706**	**4,470,703**	850,397	4,379,289
非流動負債	Non-current liabilities	**158,886**	**896,085**	228,718	1,177,829
流動負債	Current liabilities	**308,050**	**1,737,340**	243,177	1,252,288
總負債	Total liabilities	**466,936**	**2,633,425**	471,895	2,430,117
淨資產	Net assets	**325,770**	**1,837,278**	378,502	1,949,172
股東資金	Shareholders' funds	**277,823**	**1,566,866**	330,473	1,701,837
少數股東權益	Minority interests	**47,947**	**270,412**	48,029	247,335
		325,770	**1,837,278**	378,502	1,949,172
市值	**MARKET CAPITALISATION**	**85,556**	**482,519**	139,211	716,896

* 上列作比較用途之港元數額乃按有關年結日之兑換率換算。

* The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the exchange rates ruling as at the respective year end dates.

閣下對本通函或應辦之手續如有任何疑問，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之金山工業(集團)有限公司股份，　閣下應立即將本通函及隨附之代表委任表格送交買主或受讓人，或送交經手買賣或轉讓之銀行、股票經紀或其他代理，以便轉交買主或受讓人。

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)

(股票代號：40)

提案包括
全面授權購回股份及發行股份、
重新推選公司董事
及
股東週年大會通告

金山工業(集團)有限公司定於二零零八年八月二十六日(星期二)上午十時三十分於香港九龍麼地道64號九龍香格里拉酒店大堂地下二樓玫瑰廳舉行股東週年大會，大會通告載於本通函第13頁至第15頁。無論　閣下能否出席大會，請依照隨附之代表委任表格上列印之指示將表格填妥及盡快交回，在任何情況下須於大會(或其任何續會)指定舉行時間四十八小時前送達。填妥及交回代表委任表格將不會令　閣下喪失出席股東週年大會(或其任何續會)及投票之資格。

二零零八年七月二十九日

2007 香港工商業獎 HONG KONG AWARDS FOR INDUSTRIES
環保成就獎
ENVIRONMENTAL PERFORMANCE AWARD

5 years+ 商界展關懷 caringcompany

在本通函中，除文義另有所指外，下列詞語涵義如下：

「股東週年大會」	指	本公司於二零零八年八月二十六日(星期二)舉行之股東週年大會，大會通告載於本通函第13頁至第15頁，或其任何續會
「聯繫人士」	指	按上市規則定義之聯繫人士
「董事局」	指	本公司之董事局或獲正式授權之委員會
「公司條例」	指	公司條例(香港法例第32章)
「本公司」	指	金山工業(集團)有限公司，一家根據公司條例在香港註冊成立之公司，其股份於聯交所上市
「關連人士」	指	按上市規則第1章定義之關連人士
「控股股東」	指	按上市規則定義之控股股東
「董事」	指	現時本公司之董事
「本集團」	指	本公司及其附屬公司，而「本集團之成員」亦有相同的涵義
「香港」	指	中華人民共和國香港特別行政區
「最後可行日期」	指	二零零八年七月二十四日，即確定本通函之部份資料以刊印本通函之最後可行日期
「上市規則」	指	聯交所證券上市規則(因時修正)
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股東」	指	本公司股份持有人

「股份」	指	本公司股本中每股面值0.50港元之股份，或任何可由其轉換、分拆或整合或交換而成之任何股份
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	按上市規則定義之主要股東
「收購守則」	指	香港公司收購及合併守則
「港元」	指	香港法定貨幣港元

目　錄

頁次

主席兼總裁函件

1. 全面授權購回股份 4
2. 購回股份之原因 5
3. 資金來源 5
4. 董事、其聯繫人士及關連人士 6
5. 董事承諾 6
6. 有關收購守則之影響 6
7. 股份價格 7
8. 本公司購回股份 7
9. 全面授權發行股份 7
10. 重新推選董事 8
11. 責任聲明 11
12. 股東週年大會 11
13. 要求以投票方式表決之程序 12
14. 推薦建議 12

股東週年大會通告 13

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited
(根據公司條例在香港註冊成立)
(股票代號：40)

董事局

執行董事：
羅仲榮*(主席兼總裁)*
吳崇安*(副主席)*
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉

非執行董事：
王維勤
張定球
呂明華*
陳志聰*
陳其鑣*

* *獨立非執行董事*

註冊辦事處：
香港新界葵涌
葵榮路三十號
金山工業中心
八樓

敬啟者：

提案包括
全面授權購回股份及發行股份、
重新推選公司董事
及
股東週年大會通告

1. 全面授權購回股份

在股東週年大會上將提呈一項普通議案，全面及無條件授權董事行使本公司一切權力，依照本函件所載之標準購回本公司股份。謹請各股東特別留意，根據該項全面授權所購回股份之最高數目，將等於通過該議案當日本公司股本

中已發行股份數目之10%。於最後可行日期，本公司已發行股份共549,285,067股。在須通過購回授權動議之限制及在最後可行日期直至股東週年大會前期間再無發行或購回股份之基準下，本公司可購回最多54,928,506股股份。又謹請股東留意，該項授權祇有關於在聯交所或根據上市規則進行之購買。因上市規則要求須向股東提供合理所需資料，使其能於股東週年大會就購回授權動議投以贊成票或反對票作出有根據之決定，以下為解釋條文。

2. 購回股份之原因

近年聯交所之交易情況時有波動，雖然不可能預先估計在何種情況下董事認為適宜購回股份，但祇當董事認為符合本公司及各股東最佳利益之情況下方會購回股份。視乎當時市況及資金安排而定，購回股份或會增加每股股份資產淨值及／或每股股份之盈利。

3. 資金來源

於購回股份時，本公司祇可動用按照其公司組織章程大綱及細則及公司條例認可合法供此用途之資金支付。公司條例規定，就購回股份而退還之資本額，祇可以從本公司之可分派溢利、或從為購回而發行新股份所得款項支付。公司條例更規定回購股份之應付溢價祇可由公司可分派溢利中提取。如回購之股份以溢價發行，回購所需支付之股份溢價，可按公司條例所容許之某些限制下，以為回購而發行之新股份所得款項支付。已購回之股份將予註銷，但本公司之法定股本總額將不會減少。

倘於建議之購回期間內任何時間全面行使該項授權建議而購回股份，或會對本公司之營運資金或資本與負債比率有不利影響(與最新刊印之二零零八年三月三十一日止年度年報所載之本公司經審核綜合賬目披露之情況比較)。然而，若董事認為購回股份對本公司之營運資金需要或資本與負債比率水平產生重大不利影響之情況下，董事局不擬行使購回授權。

4. 董事、其聯繫人士及關連人士

各董事及(彼等作出一切合理查詢後就彼等所知及所信)彼等之聯繫人士現時無意在該項建議獲得股東批准之情況下，向本公司出售股份。

本公司之關連人士概無知會本公司，表示其目前有任何意圖待本公司獲授權購回股份後，出售任何股份予本公司，亦無承諾不會將任何彼等持有之股份向本公司出售。

5. 董事承諾

董事局已向聯交所承諾，彼等將按照所提呈之決議案及依據本公司組織章程大綱及細則、上市規則及香港一切有關法例，行使本公司權力購回股份。

6. 有關收購守則之影響

倘若本公司購回股份導致某股東所佔本公司投票權的權益比例增加，此增加將被視作依據收購守則購入投票權。因此，一位股東或一組一致行動的股東能獲得或鞏固本公司之控制權，將要遵守收購守則第26條規則作出強制收購。於最後可行日期，羅仲榮先生、吳崇安先生及其行動一致人士共持有本公司已發行股本約48.00%，並若於股東週年大會獲得同意下，全面行使購回授權後，將共同持有本公司已發行股本約53.33%。除特殊情況外，此增加可能引發根據收購守則第26條規則作出之強制收購責任，但並不會導致公眾所持股份數目減至少於上市規則第8.08條要求所規定之最少百份比。本公司將遵從上市規則及／或收購守則倘購回授權被行使至若干程度從而觸發根據收購守則之強制收購。除上述情況外，於最後可行日期，若於股東週年大會獲得同意下，董事並不認為根據收購守則全面行使購回授權後，將有任何後果。

7. 股份價格

股份於過去十二個月(截至及包括最後可行日期)每月在聯交所之最高及最低成交價如下：

	股份價格	
月份	最高	最低
	港元	*港元*
二零零七年		
七月	1.45	1.29
八月	1.34	1.05
九月	1.27	1.15
十月	1.38	1.16
十一月	1.35	1.13
十二月	1.38	1.29
二零零八年		
一月	1.38	1.20
二月	1.32	1.22
三月	1.26	1.10
四月	1.30	1.15
五月	1.24	1.16
六月	1.22	1.10
七月(截至及包括最後可行日期)	1.11	0.98

8. 本公司購回股份

於最後可行日期前六個月期間，本公司及其任何附屬公司並無於聯交所或其他地方購回任何股份。

9. 全面授權發行股份

在股東週年大會上將提呈一項議案，全面及無條件授權董事發行新股份。此項授權之有關股份數目，相等於該議案通過之日本公司已發行股本總面值之20%及根據上述購回股份授權而購回股本總面值兩者之總和。於最後可行日期，本公司已發行股份共549,285,067股。在須於股東週年大會通過全面授權發行股份動議之限制及在最後可行日期與股東週年大會前期間再無發行或購回股份之基準下，本公司可發行最多109,857,013股股份。董事現時無意根據將於股東週年大會上動議授予董事發行新股之授權發行任何新股份。

10. 重新推選董事

依據本公司組織章程細則第112條，羅仲榮先生、周國偉先生、王維勤先生、呂明華先生及陳其鑣先生將會在股東週年大會上退職，而各人均符合資格，願意膺選連任。

各建議在股東週年大會上膺選連任之董事的資料如下：

羅仲榮*GBS，OBE，太平紳士* 58歲，自1972年效力金山工業集團，1990年起獲委任為主席兼總裁，現時亦為GP工業有限公司主席，並曾於1990年至1993年出任金山電池國際有限公司主席。GP工業有限公司及金山電池國際有限公司於新加坡證券交易所上市。羅氏於二零零零年至二零零六年亦為於香港聯交所上市之有線寬頻通訊有限公司(股票代號：1097)的獨立非執行董事，除上述披露者外，羅氏於最後可行日期前三年內，並無在其他上市公司擔任董事職務。羅氏為香港特別行政區行政會議成員、香港理工大學校董會主席和香港設計中心董事會主席。羅氏於美國伊利諾理工學院畢業，持有產品設計理學士學位。

於最後可行日期，羅氏以個人權益擁有74,951,811股股份及以公司權益擁有88,065,432股股份，羅氏同時以個人權益擁有可予認購1,600,000股股份之認股權。除於此披露外，根據證券及期貨條例第XV節，羅氏並無持有任何本公司股份權益。羅氏與羅仲炳先生及羅仲煒先生為兄弟，該兩人亦為本公司執行董事，羅氏擁有Well Glory International Limited 50%的股本權益，該公司為本公司的主要股東。除擔任董事及上述披露者外，羅氏與本公司任何董事、高級管理層、主要股東或控股股東沒有任何關係。

羅氏與本公司並無簽署任何服務合約。羅氏須按本公司之組織章程細則之條款於股東週年大會輪流退職及膺選連任，因此沒有概定之委任年期。羅氏作為執行董事之董事袍金由董事局根據股東於股東週年大會之授權，並參照主要市場慣例及其職務和責任而釐訂。截至二零零八年三月三十一日止年度，羅氏收取董事袍金10,000港元。

周國偉 54歲，自1979年效力金山工業集團，於1993年獲委任為執行董事，現時亦為本公司總經理及金山電池國際有限公司執行董事，金山電池國際有限公司之股份於新加坡證券交易所上市。周氏亦為CIH Limited之執行董事，CIH Limited之股份於新加坡證券交易所上市直至2006年被私有化。除上述披露者外，周氏於最後可行日期前三年內，並無在其他上市公司擔任董事職務。周氏為英國特許公認會計師公會資深會員，於英國University of Lancaster畢業，持有會計及財務文學碩士學位。

於最後可行日期，周氏以個人權益擁有275,000股股份，同時以個人權益擁有可予認購600,000股股份之認股權。除於此披露外，根據證券及期貨條例第XV節，周氏並無持有任何本公司股份權益。除擔任董事外，周氏與本公司任何董事、高級管理層、主要股東或控股股東沒有任何關係。

周氏與本公司並無簽署任何服務合約。周氏須按本公司之組織章程細則之條款於股東週年大會輪流退職及膺選連任，因此沒有概定之委任年期。周氏作為執行董事之董事袍金由董事局根據股東於股東週年大會授權，並參照主要市場慣例及其職務和責任而釐訂。截至二零零八年三月三十一日止年度，周氏收取董事袍金10,000港元。

王維勤 56歲，於2006年調任為非執行董事。王氏自1986年加入金山工業集團，於1993年至2006年出任本公司總經理，並於1997年至2006年獲委任為執行董事。王氏亦出任GP工業有限公司及金山電池國際有限公司之執行董事直至2006年退職，該兩間公司之股份於新加坡證券交易所上市。除上述披露者外，王氏於最後可行日期前三年內，並無在其他上市公司擔任董事職務。王氏為香港會計師公會及英國特許會計師公會會員、英國特許秘書及行政人員公會及香港特許秘書公會的資深會員、加拿大Institute of Financial Consultants之認可財務顧問及美國Institute of Business Administration之註冊企管師。

於最後可行日期，王氏以個人權益擁有1,790,081股股份，同時以個人權益擁有可予認購1,000,000股股份之認股權。除於此披露外，根據證券及期貨條例第XV節，王氏並無持有任何本公司股份權益。除擔任董事外，王氏與本公司任何董事、高級管理層、主要股東或控股股東沒有任何關係。

王氏與本公司並無簽署任何服務合約。王氏須按本公司之組織章程細則之條款於股東週年大會輪流退職及膺選連任，因此沒有概定之委任年期。王氏作為非執行董事之董事袍金由董事局根據股東於股東週年大會授權，並參照主要市場慣例及其職務和責任而釐訂。截至二零零八年三月三十一日止年度，王氏收取董事袍金100,000港元。

呂明華博士*SBS，太平紳士*70歲，自1995年獲委任為獨立非執行董事。呂氏並無在本集團之其他成員公司擔任任何職務。呂博士自1998年成為香港特別行政區立法會議員，也是香港電子業商會榮譽會長、香港國際仲裁中心顧問及全國政協委員。呂氏持有澳洲新南威爾斯大學碩士學位及加拿大沙省大學博士學位，現時為文明電子有限公司之董事總經理，亦為AV Concept Holdings Limited(股票代號：595)，力勁科技集團有限公司(股票代號：558)及時捷集團有限公司(股票代號：1184)之獨立非執行董事，以上三間公司之股份於香港聯交所主板上市。輝煌科技(控股)有限公司(股票代號：8159)之股份於香港聯交所創業板上市，呂氏為該公司之獨立非執行董事。除上述披露者外，呂氏於最後可行日期前三年內，並無在其他上市公司擔任董事職務。

於最後可行日期，呂氏以個人權益擁有可予認購300,000股股份之認股權。除於此披露外，根據證券及期貨條例第XV節，呂氏並無持有任何本公司股份權益。除擔任董事外，呂氏與本公司任何董事、高級管理層、主要股東或控股股東沒有任何關係。

呂氏與本公司並無簽署任何服務合約。呂氏須按本公司組織章程細則之條款於股東週年大會輪流退職及膺選連任，因此沒有概定之委任年期。呂氏作為獨立非執行董事之董事袍金由董事局根據股東於股東週年大會授權，並參照主要市場慣例及其職務和責任而釐訂。截至二零零八年三月三十一日止年度，呂氏收取董事袍金120,000港元。

陳其鑣教授61歲，自2005年獲委任為獨立非執行董事。陳氏並無在本集團之其他成員公司擔任任何職務。陳氏目前身兼香港電子業商會會長、香港工業總會第27分組(汽車零部件)主席、香港綠色製造聯盟名譽主

席、香港科技協進會名譽會長、表面裝貼技術協會香港分會榮譽會長和香港汽車零部件研究及發展中心董事局董事。陳氏更擔任香港創新及科技基金電子項目評審委員會委員、香港生產力促進局電子業工作事務會會員及香港汽車光機電工業聯盟召集人。陳氏現職新加坡上市公司新進科技集團有限公司主席兼高級董事總經理。除上述披露者外，陳氏於最後可行日期前三年內，並無在其他上市公司擔任董事職務。

於最後可行日期，根據證券及期貨條例XV節，陳氏並無持有任何本公司股份權益。除擔任董事外，陳氏與本公司任何董事、高級管理層、主要股東或控股股東沒有任何關係。

陳氏與本公司並無簽署任何服務合約。陳氏須按本公司組織章程細則之條款於股東週年大會輪流退職及膺選連任，因此沒有概定之委任年期。陳氏作為獨立非執行董事之董事袍金由董事局根據股東於股東週年大會授權，並參照主要市場慣例及其職務和責任而釐訂。截至二零零八年三月三十一日止年度，陳氏收取董事袍金100,000港元。

除於此披露外，概無任何根據上市規則13.51(2)(h)條至13.51(2)(v)條之要求須予披露之資料，及無任何有關建議重新推選羅仲榮先生、周國偉先生、王維勤先生、呂明華先生及陳其鑣先生為董事之事項須於股東大會通知股東。

11. 責任聲明

本通函遵照上市規則之規定提供有關本集團之資料。董事對本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致使其所載任何內容有誤導。

12. 股東週年大會

於二零零八年八月二十六日(星期二)上午十時三十分於香港九龍麼地道64號九龍香格里拉酒店大堂地下二樓玫瑰廳舉行股東週年大會，大會通告載於本通函第13頁至第15頁。在股東週年大會上，將提呈若干普通議案(其中包括)以批准購回股份及發行股份之全面授權及重新推選董事。

茲隨附股東週年大會代表委任表格。無論 閣下能否出席該大會，務請按代表委任表格印列之指示將其填妥，在大會(或其任何續會)指定舉行時間四十八小時前盡快交回本公司之註冊辦事處。填妥及交回代表委任表格將不會令 閣下喪失出席大會及投票之資格。

根據上市規則及／或本公司之公司組織章程細則，沒有股東須於股東週年大會放棄投票。

13. 要求以投票方式表決之程序

根據本公司組織章程細則第76條，提呈任何股東大會表決之決議案須以舉手方式表決，除非於宣佈以舉手方式表決結果之前或之時，按上市規則或以下人士要求以投票方式表決：

(i) 大會主席；或

(ii) 不少於當時有權在會上表決的三名親身出席之股東或受委代表；或

(iii) 一名或以上代表不少於有權在會上表決之全體股東全部投票權十分之一的親身出席股東或受委代表；或

(iv) 一名或以上持有獲授予權利可於會上表決之股份的親身出席股東或受委代表，而該等股份合計之繳足股本，須不少於全部獲授予該等權利股份的繳足股本總額十分之一。

除非要求以投票方式表決，否則主席宣佈決議案以舉手表決方式通過或一致或以某一大多數通過或不予通過，並登記於載述本公司大會紀錄之本公司名冊中，有關結果即為該事實之確證，而毋須提出投票贊成或反對該決議案之數目或比數之證明。以投票方式表決之要求可予撤回。

14. 推薦建議

董事相信載於本通函有關於回購和發行股份的一般授權及重新推選董事之建議乃為本公司及股東之整體利益而設，並推薦 閣下在股東週年大會上對有關之議案投贊成票。

此致

列位股東 台照

主席兼總裁
羅仲榮
謹啟

二零零八年七月二十九日

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)

(股票代號:40)

GOLD PEAK

茲通告本公司將於二零零八年八月二十六日(星期二)上午十時三十分於香港九龍麼地道64號九龍香格里拉酒店大堂地下二樓玫瑰廳舉行股東週年大會,處理下列事項:

1. 省覽截至二零零八年三月三十一日止年度之賬目、董事局及核數師報告書。

2. 批准派發截至二零零八年三月三十一日止年度之末期股息。

3. 重新推選董事及授權董事釐定董事袍金。

4. 重新委任下年度核數師並授權董事局釐定其酬金。

作為特別事項,考慮並酌情,於經修改或不經修改下,通過以下將提呈之決議案為普通決議案:

5. 「動議:

(i) 在本決議案第(ii)節之限制下,全面及無條件授權董事局在有關期間(定義如下)行使本公司所有權力以發行及配發本公司股本中之額外股份,並訂立或授予或需於有關期間或其後行使此權力之售股建議、協議及認股權;

(ii) 董事局依據本決議案第(i)節之批准配發或同意有條件或無條件配發(依據一項認股權或其他特權)及發行股份,但非根據(a)配售新股(定義如下),(b)根據本公司發行之任何認股權證或任何可轉換為本公司股份之證券而行使認購權或轉換權,(c)行使任何不時採納之認股權計劃或本公司類似之安排或(d)依據本公司組織章程細則不時因以股代息而發行股份,而配發之股本面值總額不得超過本決議案日期本公司已發行股本面值總額之20%,而所述之批准亦受此數額限制;及

(iii) 就本決議案而言：

「有關期間」乃指由本決議案通過之日至下列三者之最早日期止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 法律規定本公司須予召開下屆股東週年大會之期限屆滿時；及

(c) 本決議案所載授權經股東大會由本公司股東通過普通決議案而撤銷或修訂時。

「配售新股」乃指董事局在指定期間向本公司股東名冊內於指定記錄日期所登記之本公司股份持有人按其當時持股比例建議配售新股（惟董事局有權向海外股東，或就零碎股權或因在任何香港以外地區之任何認可管制機構或證券交易所之法律或規定所限作出例外或權宜安排）。」

6. 「**動議**：

(i) 在本決議案第(iii)節限制下，全面及無條件批准董事局於有關期間（定義如下）行使本公司全部權力購回本公司股本中之股份；

(ii) 在本決議案第(i)節之批准即授權董事局按董事局全權釐定之價格及條文購買本公司股本之股份；

(iii) 董事局根據本決議案第(i)節之批准購回或同意有條件或無條件購回之股本面值總額不得超過於本決議案通過之日本公司已發行之股本面值總額10%，而第(i)節之授權亦受此數額限制；及

(iv) 就本決議案而言：

「有關期間」乃指由本決議案通過之日至下列三者之最早日期止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 法律規定本公司須予召開下屆股東週年大會之期限屆滿時；及

(c) 本決議案所載授權經股東大會由本公司股東通過普通決議案而撤銷或修訂時。」

7. 「**動議**在上述第5項及第6項普通決議案獲通過後，根據及遵照上述第6項普通決議案，由本公司購回之本公司股本中股份數目，將會加入董事根據及遵照上述第5項普通決議案行使全面授權而批准配發或同意有條件或無條件配發之本公司股本面值總額之內。」

承董事局命
公司秘書
黃文傑

二零零八年七月二十九日

註冊辦事處：
香港新界葵涌
葵榮路三十號
金山工業中心
八樓

附註：

1. 凡有權出席上述大會及投票之股東，可委任一位或多位代表出席大會及於投票表決時代其投票。受委代表毋須為本公司股東。

2. 茲隨附上大會之代表委任表格。如委任人為公司，則代表委任表格須蓋上公司印鑑，或由公司負責人或正式授權人代為簽署。

3. 代表委任表格須於大會指定舉行時間四十八小時前送回本公司註冊辦事處，方為有效。

4. 根據第3項膺選連任的退任董事包括羅仲榮先生、周國偉先生、王維勤先生、呂明華先生及陳其鑣先生。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE Exemption#82-3604

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Gold Peak Industries (Holdings) Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of Gold Peak Industries (Holdings) Limited to be held at Rose Room, Lower Level II, Kowloon Shangri-La Hotel, 64 Mody Road, Kowloon, Hong Kong at 10:30 a.m. on Tuesday, 26 August 2008 is set out on pages 13 to 15 of this circular. Whether or not you are able to attend the meeting, please complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the annual general meeting or any adjourned meeting if you so wish.

29 July 2008

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Annual General Meeting"	the annual general meeting of the Company to be held on Tuesday, 26 August 2008, the notice of which is set out on pages 13 to 15 of this circular, or any adjournment thereof
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors or a duly authorised committee thereof
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	Gold Peak Industries (Holdings) Limited, a company incorporated in Hong Kong under the Companies Ordinance and the Shares of which are listed on the Stock Exchange
"connected person(s)"	has the meaning ascribed to it under Chapter 1 of the Listing Rules
"controlling shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"Directors"	the directors of the Company for the time being
"Group"	the Company and its subsidiaries and "member of the Group" shall be construed accordingly
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	24 July 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	shareholder(s) of the Company

"Share(s)"	share(s) of HK$0.50 each in the share capital of the Company or any shares into which the same may be converted, divided or consolidated or for which the same may be exchanged
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

CONTENTS

Page

Letter from the Chairman & Chief Executive

1. General Mandate to repurchase Shares 4
2. Reasons for repurchase of Shares 5
3. Source of funds 5
4. Directors, their associates and connected persons 6
5. Undertaking of the Directors 6
6. Effect of Takeovers Code 6
7. Share prices 7
8. Share repurchase made by the Company 7
9. General mandate to issue Shares 7
10. Re-election of Directors 8
11. Responsibility statement 11
12. Annual General Meeting 11
13. Procedure for demanding a poll 12
14. Recommendation 12

Notice of Annual General Meeting 13

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

Board of Directors
Executive Directors:
Victor LO Chung Wing *(Chairman & Chief Executive)*
Andrew NG Sung On *(Vice Chairman)*
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai

Non-Executive Directors:
Raymond WONG Wai Kan
Vincent CHEUNG Ting Kau
LUI Ming Wah *
Frank CHAN Chi Chung *
CHAN Kei Biu *

* *Independent Non-Executive Director*

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

29 July 2008

To the Shareholders

Dear Sir or Madam,

PROPOSALS INVOLVING
GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES,
RE-ELECTION OF DIRECTORS
AND
NOTICE OF ANNUAL GENERAL MEETING

1. GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed that the Directors be given a general and unconditional mandate to exercise all the powers of the Company to repurchase Shares subject to the criteria set out in this letter. In particular, Shareholders should note that the maximum number of Shares which may be repurchased pursuant to the general mandate will be 10 per cent. of the share capital of the Company in issue as at the date of passing the resolution. As at the Latest Practicable Date, the issued share capital of the Company comprised 549,285,067 Shares. Subject to the passing of the proposed resolution for the grant of the repurchase mandate at the Annual General Meeting and on the basis that no further Shares were issued or repurchased between the Latest Practicable Date and the Annual General Meeting, the Company would be allowed to repurchase a maximum of 54,928,506 Shares. Shareholders should note that the authority relates only to purchases made on the Stock Exchange and otherwise in accordance with the Listing Rules. An explanatory statement as required under the Listing Rules to provide the requisite information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the proposed resolution of the grant of the repurchase mandate at the Annual General Meeting is set out below.

2. REASONS FOR REPURCHASE OF SHARES

Trading conditions on the Stock Exchange have sometimes become volatile in recent years. Whilst it is not possible to anticipate in advance those circumstances in which the Directors might think it is appropriate to repurchase Shares, Shares would only be repurchased in circumstances where the Directors consider that the purchase would be in the best interests of the Company and the Shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share.

3. SOURCE OF FUNDS

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a repurchase of Shares may only be paid from the distributable profits of the Company or from the proceeds of a new issue of Shares made for the purpose of the repurchases. The Companies Ordinance further provides that the amount of premium payable on repurchase may only be paid out of the distributable profits of the Company. Where the repurchased Shares were issued at a premium, any premium payable on repurchase may be paid out of the proceeds of a fresh issue of Shares made for the purposes of the shares repurchase up to a certain limit specified by the Companies Ordinance. The Shares repurchased will be treated as cancelled but the aggregate amount of the Company's authorised share capital would not be reduced.

There might be an adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited consolidated accounts contained in the annual report of the Company for the year ended 31 March 2008) in the event that the proposed repurchase mandate is to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the repurchase mandate to such extent as would give rise to a material adverse effect on the working capital requirements or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge and belief having made all reasonable enquiries, any of their associates has any present intention, in the event that the proposal is approved by the Shareholders, to sell Shares to the Company.

No connected person of the Company has notified the Company that he/she has any present intention to sell any Shares to the Company nor has he/she undertaken not to sell any Shares held by him/her to the Company in the event that the Company is authorised to make repurchases of Shares.

5. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed resolution and in accordance with the memorandum and articles of association of the Company, the Listing Rules and all applicable laws of Hong Kong.

6. EFFECT OF TAKEOVERS CODE

If as a result of repurchases of Shares by the Company, a Shareholder's proportionate interest in the voting rights of the Company is increased, such an increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. As a result, a Shareholder, or a group of Shareholders acting in concert, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. As at the Latest Practicable Date, Mr. Victor LO Chung Wing, Mr. Andrew NG Sung On and parties acting in concert with any of them together held approximately 48.00 per cent. of the issued share capital of the Company and will together hold approximately 53.33 per cent. of the issued share capital of the Company upon exercise in full of the repurchase mandate, if so approved at the Annual General Meeting. In the absence of any special circumstances, such increase may give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code but it would not result in the number of Shares in the hands of the public falling below the prescribed minimum percentage as required by Rule 8.08 of the Listing Rules. The Company shall comply with the Listing Rules and/or the Takeovers Code should the repurchase mandate be exercised to such an extent that will result in a mandatory offer being triggered under the Takeovers Code. Save as aforesaid and as at the Latest Practicable Date, the Directors are not aware of any consequence which the exercise in full of the repurchase mandate, if so approved at the Annual General Meeting, would have under the Takeovers Code.

7. SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months up to and including the Latest Practicable Date were as follows:

	Price of Shares	
Month	**Highest**	**Lowest**
	HK$	*HK$*
2007		
July	1.45	1.29
August	1.34	1.05
September	1.27	1.15
October	1.38	1.16
November	1.35	1.13
December	1.38	1.29
2008		
January	1.38	1.20
February	1.32	1.22
March	1.26	1.10
April	1.30	1.15
May	1.24	1.16
June	1.22	1.10
July (up to and including the Latest Practicable Date)	1.11	0.98

8. SHARE REPURCHASE MADE BY THE COMPANY

During the six months preceding the Latest Practicable Date, neither the Company nor any of its subsidiaries repurchased any Shares whether on the Stock Exchange or otherwise.

9. GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting a resolution will be proposed that the Directors be given a general and unconditional mandate to issue new Shares. This mandate will relate to such number of Shares representing 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date on which the resolution is passed and the aggregate nominal amount of the share capital purchased under the authority to repurchase Shares referred to above. As at the Latest Practicable Date, the issued share capital of the Company comprised 549,285,067 Shares. Subject to the passing of the proposed resolution for the grant of the general mandate to issue Shares at the Annual General Meeting and on the basis that no further Shares are issued or repurchased between the Latest Practicable Date and the Annual General Meeting, the Company would be allowed to issue a maximum of 109,857,013 Shares. The Directors have no present intention to issue any new Shares pursuant to the mandate to issue new Shares proposed to be granted to them at the Annual General Meeting.

10. RE-ELECTION OF DIRECTORS

Pursuant to article 112 of the articles of association of the Company, Messrs. Victor LO Chung Wing, CHAU Kwok Wai, Raymond WONG Wai Kan, LUI Ming Wah and CHAN Kei Biu will be retiring from office at the Annual General Meeting and they, being eligible, offer themselves for re-election at the Annual General Meeting.

The particulars of the Directors proposed to be re-elected at the Annual General Meeting are as follows:

Victor LO Chung Wing *GBS, OBE, JP* aged 58, joined Gold Peak Group in 1972 and has been appointed Chairman and Chief Executive since 1990. He is also Chairman of GP Industries Limited and the former Chairman of GP Batteries International Limited from 1990 to 1993. Both GP Industries Limited and GP Batteries International limited are companies listed on the Singapore Exchange Securities Trading Limited. From 2000 to 2006, Mr. Lo was also an Independent Non-Executive Director of i-Cable Communications Limited (Stock Code: 1097), a company listed on the Main Board of the Stock Exchange. Save as disclosed herein, Mr. Lo had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date. Mr. Lo is a member of the Executive Council of the Hong Kong SAR, Council Chairman of The Hong Kong Polytechnic University and Chairman of Board of Directors of Hong Kong Design Centre. Mr. Lo graduated from the Institute of Design of Illinois Institute of Technology in the US with a Bachelor of Science degree in Product Design.

As at the Latest Practicable Date, Mr. Lo had a personal interest of 74,951,811 Shares, corporate interest of 88,065,432 Shares and a personal interest in the share options to subscribe for 1,600,000 Shares. Save as disclosed herein, Mr. Lo did not have any interest in the Shares within the meaning of Part XV of the SFO. Mr. Lo is the brother of Mr. Kevin LO Chung Ping and Mr. Paul LO Chung Wai, both Executive Directors of the Company, and he is interested in 50% of Well Glory International Limited, a substantial shareholder of the Company. Save as being a Director and disclosed herein, Mr. Lo does not have any relationship with any Directors, senior management, substantial or controlling shareholders of the Company.

There is no service contract between the Company and Mr. Lo. He is not appointed for a specific term since he is subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the provisions of the articles of association of the Company. The director's fee of Mr. Lo as an Executive Director is to be determined by the Board as authorised by the Shareholders at the Annual General Meeting with reference to the prevailing market practice and his duties and responsibilities. For the year ended 31 March 2008, Mr. Lo received a director's fee of HK$10,000.

CHAU Kwok Wai aged 54, joined Gold Peak Group in 1979 and has been appointed an Executive Director since 1993. He is also General Manager of the Company and an executive director of GP Batteries International Limited, a company listed on the Singapore Exchange Securities Trading Limited. He is also an Executive Director of CIH Limited, which was a company listed on the Singapore Exchange Securities Trading Limited until its privatisation in 2006. Save as disclosed herein, Mr. Chau had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date. He is a fellow member of the Association of Chartered Certified Accountants of the UK. He graduated from the University of Lancaster, UK with a Master of Arts degree in Accounting and Finance.

As at the Latest Practicable Date, Mr. Chau had a personal interest of 275,000 Shares and a personal interest in the share options to subscribe for 600,000 Shares. Save as disclosed herein, Mr. Chau did not have any interest in the Shares within the meaning of Part XV of the SFO. Save as being a Director, Mr. Chau does not have any relationship with any Directors, senior management, substantial or controlling shareholders of the Company.

There is no service contract between the Company and Mr. Chau. He is not appointed for a specific term since he is subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the provisions of the articles of association of the Company. The director's fee of Mr. Chau as an Executive Director is to be determined by the Board as authorised by the Shareholders at the Annual General Meeting with reference to the prevailing market practice and his duties and responsibilities. For the year ended 31 March 2008, Mr. Chau received a director's fee of HK$10,000.

Raymond WONG Wai Kan aged 56, has been re-designated a Non-Executive Director since 2006. He joined Gold Peak Group in 1986 and served as General Manager of the Company from 1993 to 2006. He was appointed an Executive Director of the Company from 1997 to 2006. Mr. Wong was also an Executive Director of GP Industries Limited and GP Batteries International Limited, both companies listed on the Singapore Exchange Securities Trading Limited, until 2006. Save as disclosed herein, Mr. Wong had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date. Mr. Wong is a member of Hong Kong Institute of Certified Public Accountants and Institute of Chartered Accountants in the UK, and a fellow member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries. He is also a Certified Financial Consultant of Institute of Financial Consultants (Canada) and a Certified Business Administrator of Institute of Business Administration (US).

As at the Latest Practicable Date, Mr. Wong had a personal interest of 1,790,081 Shares and a personal interest in the share options to subscribe for 1,000,000 Shares. Save as disclosed herein, Mr. Wong did not have any interest in the Shares within the meaning of Part XV of the SFO. Save as being a Director, Mr. Wong does not have any relationship with any Directors, senior management, substantial or controlling shareholders of the Company.

There is no service contract between the Company and Mr. Wong. He is not appointed for a specific term since he is subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the provisions of the articles of association of the Company. The director's fee of Mr. Wong as a Non-Executive Director is to be determined by the Board as authorised by the Shareholders at the Annual General Meeting with reference to the prevailing market practice and his duties and responsibilities. For the year ended 31 March 2008, Mr. Wong received a director's fee of HK$100,000.

LUI Ming Wah *SBS, JP, PhD* aged 70, has been appointed an Independent Non-Executive Director since 1995. Mr. Lui did not hold any position in other member companies of the Group. Mr. Lui has been a member of the Legislative Council of the Hong Kong SAR since 1998. He is an Honorary Chairman of The Hong Kong Electronic Industries Association, an advisor of Hong Kong International Arbitration Centre, and a member of National Committee of the Chinese People's Political Consultative Conference. He obtained his Master and Doctorate degrees from the University of New South Wales in Australia and the University of Saskatchewan in Canada respectively. He is currently Managing Director of Keystone Electronics Co. Ltd. and an Independent Non-Executive Director of AV Concept Holdings Limited (Stock Code: 595), L.K. Technology Holdings Limited (Stock Code: 558) and S.A.S. Dragon Holdings Limited (Stock Code: 1184), all of which are companies listed on the Main Board of the Stock Exchange, and an Independent Non-Executive Director of Glory Mark Hi-Tech (Holdings) Limited (Stock Code: 8159), a company listed on the Growth Enterprise Market of the Stock Exchange. Save as disclosed herein, Mr. Lui had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Lui had a personal interest in the share options to subscribe for 300,000 Shares. Save as disclosed herein, Mr. Lui did not have any interest in the Shares within the meaning of Part XV of the SFO. Save as being a Director, Mr. Lui does not have any relationship with any Directors, senior management, substantial or controlling shareholders of the Company.

There is no service contract between the Company and Mr. Lui. He is not appointed for a specific term since he is subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the provisions of the articles of association of the Company. The director's fee of Mr. Lui as an Independent Non-Executive Director is to be determined by the Board as authorised by the Shareholders at the Annual General Meeting with reference to the prevailing market practice and his duties and responsibilities. For the year ended 31 March 2008, Mr. Lui received a director's fee of HK$120,000.

CHAN Kei Biu *PhD* aged 61, has been appointed an Independent Non-Executive Director since 2005. Mr. Chan did not hold any position in other member companies of the Group. Mr. Chan is Chairman of both The Hong Kong Electronic Industries Association and Group 27 (Automobile Components) under the Federation of Hong Kong Industries, the Honorary Chairman of the Hong Kong Green Manufacturing Alliance, an Honorary President of both the Hong Kong Association for the Advancement of Science and Technology Ltd and Surface Mount Technology Association Hong Kong Chapter, and a Director of the Hong Kong Automotive Parts and Accessory Systems R&D Centre Ltd of the Innovation and Technology Commission. Mr. Chan is also a member of the Electronics Projects Vetting Committee for Innovation and Technology Support Program under the Innovation and Technology Fund, a representative of Industry Work Group on Electronics of Hong Kong Productivity Council and the Convener of the Hong Kong Automobile, Optical, Mechanical and Electronics Industries Alliance. He is currently Chairman and Senior Managing Director of Singapore-listed Surface Mount Technology (Holdings) Limited. Save as disclosed herein, Mr. Chan had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Chan did not have any interest in the Shares within the meaning of Part XV of the SFO. Save as being a Director, Mr. Chan does not have any relationship with any Directors, senior management, substantial or controlling shareholders of the Company.

There is no service contract between the Company and Mr. Chan. He is not appointed for a specific term since he is subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the provisions of the articles of association of the Company. The director's fee of Mr. Chan as an Independent Non-Executive Director is to be determined by the Board as authorised by the Shareholders at the Annual General Meeting with reference to the prevailing market practice and his duties and responsibilities. For the year ended 31 March 2008. Mr. Chan received a director's fee of HK$100,000.

Save as disclosed herein, there is no information to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders in relation to the proposed re-election of Messrs. Victor LO Chung Wing, CHAU Kwok Wai, Raymond WONG Wai Kan, LUI Ming Wah and CHAN Kei Biu as Directors at the Annual General Meeting.

11. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

12. ANNUAL GENERAL MEETING

The notice of the Annual General Meeting to be held at Rose Room, Lower Level II, Kowloon Shangri-La Hotel, 64 Mody Road, Kowloon, Hong Kong at 10:30 a.m. on Tuesday, 26 August 2008 is set out on pages 13 to 15 of this circular. At the Annual General Meeting, ordinary resolutions will be proposed, inter alia, to approve the general mandates to repurchase Shares and to issue Shares and to re-elect retiring Directors.

A form of proxy for use at the Annual General Meeting is enclosed. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the registered office of the Company as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.

No Shareholder is required to abstain from voting at the Annual General Meeting pursuant to the Listing Rules and/or the articles of association of the Company.

13. PROCEDURE FOR DEMANDING A POLL

Pursuant to article 76 of the articles of association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by way of a poll is required by the Listing Rules or a poll is (before or on the declaration of the result of the show of hands) demanded:

(i) by the chairman of the meeting; or

(ii) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by any member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour or against such resolution. The demand of a poll may be withdrawn.

14. RECOMMENDATION

The Directors believe that the proposals involving general mandates to repurchase Shares and to issue Shares and re-election of Directors as described in this circular are in the best interests of the Company and the Shareholders as a whole and recommend you to vote in favour of the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
Victor LO Chung Wing
Chairman & Chief Executive

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Rose Room, Lower Level II, Kowloon Shangri-La Hotel, 64 Mody Road, Kowloon, Hong Kong at 10:30 a.m. on Tuesday, 26 August 2008 for the following purposes:

1. To receive and consider the Statement of Accounts and the Reports of the Directors and the Auditors for the year ended 31 March 2008.

2. To approve the payment of a final dividend for the year ended 31 March 2008.

3. To re-elect Directors and to authorise the Directors to fix Directors' fees.

4. To re-appoint Auditors for the ensuing year and to authorise the Directors to fix their remuneration.

As special business to consider and, if thought fit, pass with or without amendments, the following resolutions which will be proposed as Ordinary Resolutions:

5. "**THAT**:

(i) subject to paragraph (ii) of this Resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to issue and allot additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers either during or after the Relevant Period be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors pursuant to the approval in paragraph (i) of this Resolution, otherwise than pursuant to (a) a Rights Issue (as defined below), (b) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (c) the exercise of any options granted under any option scheme or similar arrangement adopted by the Company from time to time, or (d) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(iii) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(c) the date upon which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to overseas shareholders or fractional entitlements and further subject to any restrictions or obligations under the law of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

6. "**THAT**:

(i) subject to paragraph (iii) of this Resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to repurchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(ii) the approval in paragraph (i) of this Resolution shall authorise the Directors to purchase shares in the capital of the Company at such price and terms as the Directors may at their absolute discretion determine;

(iii) the aggregate nominal amount of share capital to be repurchased or agreed conditionally or unconditionally to be repurchased by the Directors pursuant to the approval in paragraph (i) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the authority pursuant to paragraph (i) shall be limited accordingly; and

(iv) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(c) the date upon which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting;"

7. "**THAT** conditional upon the passing of the Ordinary Resolutions 5 and 6 above, the number of shares in the capital of the Company which shall have been repurchased by the Company pursuant to and in accordance with the said Ordinary Resolution 6 above, shall be added to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to and in accordance with the exercise of the general mandate approved in Ordinary Resolution 5 above."

By Order of the Board
WONG Man Kit
Company Secretary

29 July 2008

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

Notes:

1. Any member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend, and on a poll, to vote instead of him. A proxy need not be a member of the Company.

2. A form of proxy for the meeting is enclosed. If the appointor is a corporation, the form of proxy must be executed under its common seal or under the hand of an officer or attorney duly authorised on its behalf.

3. To be valid, forms of proxy must be deposited at the registered office of the Company above stated not later than 48 hours before the time appointed for the holding of the meeting.

4. The retiring Directors standing for re-election under item 3 are Messrs. Victor LO Chung Wing, CHAU Kwok Wai, Raymond WONG Wai Kan, LUI Ming Wah and CHAN Kei Biu.

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors

As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

Date: 9 July 2008

Subject: Incorporation of an associate of GP Industries Limited

GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

INCORPORATION OF AN ASSOCIATE

The Directors of GP Industries Limited (the "Company") would like to announce the incorporation of an associate, as follows:

Name of associate	:	Linkz Industries (Suzhou) Limited ("Linkz Suzhou")
Place of incorporation	:	People's Republic of China
Principal activities	:	Manufacturing of local area network (LAN) cables
Registered capital	:	US$15 million
Effective equity interest held by the Company	:	47.23% (Linkz Suzhou is a wholly-owned subsidiary of Linkz Industries Limited, which is 47.23%-owned by the Company)

Linkz Industries Limited funded the incorporation of Linkz Suzhou with its own internal resources. The incorporation of Linkz Suzhou is not expected to have any material impact on the Company's consolidated net tangible assets and earnings per share for the financial year ending 31 March 2009.

None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the transaction.

By order of the Board

Tan San-Ju
Company Secretary
9 July 2008

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors

As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

Date:	11 July 2008
Subject:	Investments in subsidiaries by GP Industries Limited

GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

INVESTMENTS IN SUBSIDIARIES

The Directors of GP Industries Limited (the "Company") would like to announce the following:

1. Purchase of 30% equity interest in GP Precision Parts (Huizhou) Co., Ltd. ("GP Precision")

   The Group has acquired the remaining 30% equity interest in GP Precision for a cash consideration of approximately RMB4.3 million (approximately S$851,000). As a result, GP Precision is now a wholly-owned subsidiary. GP Precision is incorporated in China and is principally engaged in the manufacturing of metal and plastic parts.

   The consideration for the purchase of the 30% equity interest in GP Precision was arrived at on a willing-seller willing-buyer basis after considering, *inter alia*, the net asset value of GP Precision. The share of net asset value acquired amounted to approximately S$596,000.

2. Purchase of 100% equity interest in Shenzhen Gloria Electronics Ltd. ("SZ Gloria")

   The Company has acquired the entire registered capital of SZ Gloria for an aggregate cash consideration of approximately S$1,369,000 equivalent. SZ Gloria is incorporated in China and is principally engaged in the manufacturing of parts and components for audio products.

   The aggregate consideration for acquiring the entire registered capital of SZ Gloria was arrived at on a willing-seller willing-buyer basis after considering, *inter alia*, the net asset value of SZ Gloria. The share of net asset value acquired amounted to approximately S$1,153,000.

The above-mentioned investments were funded by the Group's internal resources and are not expected to have any material impact on the Company's consolidated net tangible assets and earnings per share for the financial year ending 31 March 2009.

None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the above-mentioned transactions.

By order of the Board

Tan San-Ju
Company Secretary
11 July 2008

Member
Gold Peak Group

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors

As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

Date: 14 July 2008

Subject: Dividends and closure of books of GP Industries Limited

GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

DIVIDENDS

Further to the announcement made on 29 May 2008, the Board of Directors of GP Industries Limited (the "Company") wishes to announce that the Company's final tax-exempt (1-tier) dividend of 0.5 Singapore cent per ordinary share and final special tax-exempt (1-tier) dividend of 0.5 Singapore cent per ordinary share for the financial year ended 31 March 2008 will be paid on 29 August 2008 if approved at the Annual General Meeting to be held on 30 July 2008.

CLOSURE OF BOOKS

Notice is hereby given that the transfer books and register of members of the Company will be closed on 12 August 2008 for the preparation of dividend warrants. Registrable transfers received by the Company's Registrar, Boardroom Corporate & Advisory Services Pte. Ltd. of 3 Church Street #08-01 Samsung Hub, Singapore 049483 by 5.00 p.m. on 11 August 2008 will be registered before entitlements to the dividends are determined.

By Order Of The Board

Tan San-Ju
Company Secretary
14 July 2008

Member
Gold Peak Group

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors

As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

Date:	14 July 2008
Subject:	Notice of annual general meeting of GP Industries Limited

GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
(Co. Reg. No. 199502128C)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of GP Industries Limited ("the Company") will be held at Capricorn, Level 1, Marina Mandarin Singapore, 6 Raffles Boulevard, Marina Square, Singapore 039594 on Wednesday, 30 July 2008 at 2:30 p.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and the Audited Accounts of the Company for the financial year ended 31 March 2008 together with the Auditors' Report thereon.

(Resolution 1)

2. To declare a final tax-exempt (1-tier) dividend of 0.5 Singapore cent per ordinary share and a final special tax-exempt (1-tier) dividend of 0.5 Singapore cent per ordinary share for the financial year ended 31 March 2008 (2007: final tax-exempt (1-tier) dividend of 1.0 Singapore cent per ordinary share and final special tax-exempt (1-tier) dividend of 1.0 Singapore cent per ordinary share). **(Resolution 2)**

3. To re-elect the following Directors retiring pursuant to Article 95(2) of the Company's Articles of Association:

   Mr Victor Lo Chung Wing **(Resolution 3)**
   Mr Lim Ah Doo **(Resolution 4)**

   Mr Lim Ah Doo will, upon re-election as a Director of the Company, remain as Chairman of the Audit Committee and a member of the Nominating Committee and Remuneration Committee and will be considered independent.

4. To re-appoint Mr Phua Bah Lee, a Director retiring under Section 153(6) of the Companies Act, Cap. 50, to hold office from the date of this Annual General Meeting until the next Annual General Meeting. [See Explanatory Note (i)]

   Mr Phua Bah Lee will, upon re-appointment as a Director of the Company, remain as Chairman of the Remuneration Committee and a member of the Audit Committee and Nominating Committee and will be considered independent.

(Resolution 5)

5. To approve the payment of Directors' fees of S$155,000 for the financial year ended 31 March 2008 (2007: S$140,000).

(Resolution 6)

6. To re-appoint Deloitte & Touche LLP as the Company's Auditors and to authorise the Directors to fix their remuneration.

(Resolution 7)

7. To transact any other ordinary business which may properly be transacted at an Annual General Meeting.

AS SPECIAL BUSINESS

To consider and if thought fit, to pass the following resolutions as Ordinary Resolutions, with or without any modifications:

8. **Authority to issue shares up to 50 per centum (50%) of the issued shares in the capital of the Company**

That pursuant to Section 161 of the Companies Act, Cap. 50 and Rule 806 of the Listing Manual of the Singapore Exchange Securities Trading Limited, the Directors of the Company be authorised and empowered to:

(a) (i) issue shares in the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) options, warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors of the Company may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors of the Company while this Resolution was in force,

provided that:

(1) the aggregate number of shares (including shares to be issued in pursuance of the Instruments, made or granted pursuant to this Resolution) and Instruments to be issued pursuant to this Resolution shall not exceed fifty per centum (50%) of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares and Instruments to be issued other than on a pro-rata basis to existing shareholders of the Company shall not exceed twenty per centum (20%) of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such calculation as may be prescribed by the Singapore Exchange Securities Trading Limited) for the purpose of determining the aggregate number of shares and Instruments that may be issued under sub-paragraph (1) above, the percentage of issued shares and Instruments shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time of the passing of this Resolution, after adjusting for:

(a) new shares arising from the conversion or exercise of the Instruments or any convertible securities;

(b) new shares arising from exercising share options or vesting of share awards outstanding and subsisting at the time of the passing of this Resolution; and

(c) any subsequent bonus issue, consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited for the time being in force (unless such compliance has been waived by the Singapore Exchange Securities Trading Limited) and the Articles of Association of the Company; and

(4) unless revoked or varied by the Company in a general meeting, such authority shall continue in force (i) until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier or (ii) in the case of shares to be issued in pursuance of the Instruments, made or granted pursuant to this Resolution, until the issuance of such shares in accordance with the terms of the Instruments. [See Explanatory Note (ii)]

(Resolution 8)

9. **Authority to issue shares under the GP Industries Limited Share Option Scheme 1999**

That pursuant to Section 161 of the Companies Act, Cap. 50, the Directors of the Company be authorised and empowered to offer and grant options under the GP Industries Limited Share Option Scheme 1999 (the "1999 Scheme") and to issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of options granted by the Company under the Scheme, whether granted during the subsistence of this authority or otherwise, provided always that the aggregate number of additional ordinary shares to be issued pursuant to the Scheme shall not exceed fifteen per centum (15%) of the total number of issued shares (excluding treasury shares) in the capital of the Company from time to time and that such authority shall, unless revoked or varied by the Company in a general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier. [See Explanatory Note (iii)]

(Resolution 9)

10. **Authority to issue shares under the GP Industries Limited Scrip Dividend Scheme**

That pursuant to Section 161 of the Companies Act, Cap. 50 and Rule 806 of the Listing Manual of the Singapore Exchange Securities Trading Limited, the Directors of the Company be authorised and empowered to issue such number of shares in the Company as may be required to be issued pursuant to the GP Industries Limited Scrip Dividend Scheme from time to time in accordance with the "Terms and Conditions of the Scrip Dividend Scheme" set out in pages 57 to 62 of the Circular to Shareholders dated 28 October 1999 and that such authority shall, unless revoked or varied by the Company in a general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier. [See Explanatory Note (iv)]

(Resolution 10)

11. **Renewal of Share Purchase Mandate**

That for the purposes of Sections 76C and 76E of the Companies Act, Cap. 50, the Directors of the Company be and are hereby authorised to make purchases or otherwise acquire issued shares in the capital of the Company from time to time (whether by way of market purchases or off-market purchases on an equal access scheme) of up to ten per centum (10%) of the total number of issued shares (excluding treasury shares) in the capital of the Company (as ascertained as at the date of Annual General Meeting of the Company) at the price of up to but not exceeding the Maximum Price as defined in paragraph 2.1 of Appendix 1 to the Company's Circular to Shareholders dated 14 July 2008 (the "Circular"), in accordance with the "Terms of the Share Purchase Mandate" set out in the Circular, and this mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier. [See Explanatory Note (v)]

(Resolution 11)

12. **Renewal of General Mandate for Interested Person Transactions**

That for the purposes of Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited:

(a) approval be given for the renewal of the mandate for the Company, its subsidiaries and associated companies or any of them to enter into any of the transactions falling within the categories of Interested Person Transactions as set out in paragraph 4.2 of Appendix 2 to the Company's Circular to Shareholders dated 14 July 2008 (the "Circular"), with any party who is of the class or classes of Interested Persons described in paragraph 4.1 of Appendix 2 to the Circular, provided that such transactions are carried out on normal commercial terms, not prejudicial to the interests of the Company and its minority shareholders, and in accordance with the review procedures for Interested Person Transactions as set out in paragraph 4.3 of Appendix 2 to the Circular (the "General Mandate");

(b) the General Mandate shall, unless revoked or varied by the Company in a general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier; and

(c) authority be given to the Directors of the Company to complete and do all such acts and things (including executing all such documents as may be required) as they may consider necessary, desirable or expedient to give effect to the General Mandate as they may think fit. [See Explanatory Note (vi)]

(Resolution 12)

By Order of the Board

Tan San-Ju
Yeo Poh Noi, Caroline
Secretaries
Singapore, 14 July 2008

Explanatory Notes:

(i) The effect of the Ordinary Resolution 5 proposed in item 4 above, is to re-appoint a Director of the Company who is over 70 years of age.

(ii) The Ordinary Resolution 8 proposed in item 8 above, if passed, will empower the Directors of the Company from the date of this Meeting until the date of the next Annual General Meeting of the Company, or the date by which the next Annual General Meeting of the Company is required by law to be held or such authority is varied or revoked by the Company in a general meeting, whichever is earlier, to issue shares, make or grant instruments convertible into shares and to issue shares pursuant to such instruments, up to a number not exceeding, in total, 50% of the total number of issued shares (excluding treasury shares) in the capital of the Company, of which up to 20% may be issued other than on a pro-rata basis to existing shareholders of the Company.

For determining the aggregate number of shares that may be issued, the percentage of issued shares in the capital of the Company will be calculated based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time this Ordinary Resolution is passed after adjusting for new shares arising from the conversion or exercise of the Instruments or any convertible securities, the exercise of share options or the vesting of share awards outstanding or subsisting at the time when this Ordinary Resolution is passed and any subsequent bonus issue, consolidation or subdivision of shares.

(iii) The Ordinary Resolution 9 proposed in item 9 above, if passed, will empower the Directors of the Company, from the date of this Meeting until the next Annual General Meeting of the Company, or the date by which the next Annual General Meeting of the Company is required by law to be held or such authority is varied or revoked by the Company in a general meeting, whichever is earlier, to issue shares in the Company pursuant to the exercise of options granted or to be granted under the Scheme up to a number not exceeding in total (for the entire duration of the Scheme) fifteen per centum (15%) of the total number of issued shares (excluding treasury shares) in the capital of the Company from time to time.

(iv) The Ordinary Resolution 10 proposed in item 10 above, if passed, will empower the Directors of the Company, from the date of this Meeting until the next Annual General Meeting of the Company, or the date by which the next Annual General Meeting of the Company is required by law to be held or when varied or revoked by the Company in a general meeting, whichever is earlier, to issue shares in the Company from time to time pursuant to the GP Industries Limited Scrip Dividend Scheme.

(v) The Ordinary Resolution 11 proposed in item 11 above, if passed, will empower the Directors of the Company from the date of the above Meeting until the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier, to repurchase ordinary shares of the Company by way of market purchases or off-market purchases of up to ten per centum (10%) of the total number of issued shares (excluding treasury shares) in the capital of the Company at the Maximum Price as defined in Appendix 1 to the Circular. The rationale for, the authority and limitation on, the sources of funds to be used for the purchase or acquisition including the amount of financing and the financial effects of the purchase or acquisition of ordinary shares by the Company pursuant to the Share Purchase Mandate on the audited consolidated financial accounts of the Group for the financial year ended 31 March 2008 are set out in greater detail in Appendix 1 to the Circular.

(vi) The Ordinary Resolution 12 proposed in item 12 above, if passed, will authorise the Interested Person Transactions as described in Appendix 2 to the Circular and recurring in the year and will empower the Directors of the Company to do all acts necessary to give effect to the General Mandate. This authority will, unless previously revoked or varied by the Company in a general meeting, expire at the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier.

Notes:

1. A Member entitled to attend and vote at the Annual General Meeting (the "Meeting") is entitled to appoint a proxy to attend and vote in his/her stead. A proxy need not be a Member of the Company.
2. The instrument appointing a proxy must be deposited at the Registered Office of the Company at 1 Temasek Avenue, #18-02 Millenia Tower, Singapore 039192 not less than forty-eight (48) hours before the time appointed for holding the Meeting.

Member
Gold Peak Group

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Rose Room, Lower Level II, Kowloon Shangri-La Hotel, 64 Mody Road, Kowloon, Hong Kong at 10:30 a.m. on Tuesday, 26 August 2008 for the following purposes:

1. To receive and consider the Statement of Accounts and the Reports of the Directors and the Auditors for the year ended 31 March 2008.

2. To approve the payment of a final dividend for the year ended 31 March 2008.

3. To re-elect Directors and to authorise the Directors to fix Directors' fees.

4. To re-appoint Auditors for the ensuing year and to authorise the Directors to fix their remuneration.

As special business to consider and, if thought fit, pass with or without amendments, the following resolutions which will be proposed as Ordinary Resolutions:

5. "**THAT**:

   (i) subject to paragraph (ii) of this Resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to issue and allot additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers either during or after the Relevant Period be and is hereby generally and unconditionally approved;

   (ii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors pursuant to the approval in paragraph (i) of this Resolution, otherwise than pursuant to (a) a Rights Issue (as defined below), (b) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (c) the exercise of any options granted under any option scheme or similar arrangement adopted by the Company from time to time, or (d) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(iii) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(c) the date upon which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to overseas shareholders or fractional entitlements and further subject to any restrictions or obligations under the law of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

6. "**THAT**:

(i) subject to paragraph (iii) of this Resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to repurchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(ii) the approval in paragraph (i) of this Resolution shall authorise the Directors to purchase shares in the capital of the Company at such price and terms as the Directors may at their absolute discretion determine;

(iii) the aggregate nominal amount of share capital to be repurchased or agreed conditionally or unconditionally to be repurchased by the Directors pursuant to the approval in paragraph (i) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the authority pursuant to paragraph (i) shall be limited accordingly; and

(iv) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(c) the date upon which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting;"

7. "**THAT** conditional upon the passing of the Ordinary Resolutions 5 and 6 above, the number of shares in the capital of the Company which shall have been repurchased by the Company pursuant to and in accordance with the said Ordinary Resolution 6 above, shall be added to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to and in accordance with the exercise of the general mandate approved in Ordinary Resolution 5 above."

By Order of the Board
WONG Man Kit
Company Secretary

29 July 2008

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

Notes:

1. Any member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend, and on a poll, to vote instead of him. A proxy need not be a member of the Company.

2. A form of proxy for the meeting is enclosed. If the appointor is a corporation, the form of proxy must be executed under its common seal or under the hand of an officer or attorney duly authorised on its behalf.

3. To be valid, forms of proxy must be deposited at the registered office of the Company above stated not later than 48 hours before the time appointed for the holding of the meeting.

4. The retiring Directors standing for re-election under item 3 are Messrs. Victor LO Chung Wing, CHAU Kwok Wai, Raymond WONG Wai Kan, LUI Ming Wah and CHAN Kei Biu.

As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors

As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

Date:	30 July 2008
Subject:	Annual general meeting and extraordinary general meeting of GP Industries Limited

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	30-Jul-2008 17:16:59
Announcement No.	00065

>> Announcement Details
The details of the announcement start here ...

Announcement Title * ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING

Description

The Board of Directors of GP Industries Limited ("the Company") is pleased to announce that:

1. At the Annual General Meeting ("AGM") of the Company held on 30 July 2008, all resolutions relating to matters as set out in the Notice of AGM were duly passed.

Mr Lim Ah Doo, who was re-elected a director at the AGM, will remain as Chairman of the Audit Committee and a member of the Nominating Committee and Remuneration Committee and is considered independent.

Mr Phua Bah Lee, who was re-appointed a director at the AGM, will remain as Chairman of the Remuneration Committee and a member of the Audit Committee and Nominating Committee and is considered independent.

2. At the Extraordinary General Meeting ("EGM") of the Company held on the 30 July 2008, the resolution relating to matter as set out in the Notice of EGM was duly passed.

By Order Of The Board

Tan San-Ju
Company Secretary
30 July 2008

Attachments

Total size = 0
(2048K size limit recommended)

Close Window

END